As filed with the Securities and Exchange Commission on January 12, 2010

Registration No. 333-162261

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PepsiCo, Inc.

(Exact Name of Registrant as Specified in Its Charter)

North Carolina	2080	13-1584302
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

700 Anderson Hill Road

Purchase, New York 10577

(914) 253-2000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Thomas H. Tamoney, Jr.

Senior Vice President,

Deputy General Counsel and Assistant Secretary

700 Anderson Hill Road

Purchase, New York 10577

(914) 253-2000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

George R. Bason, Jr. Marc O. Williams Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Robert I. Townsend, III George F. Schoen Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement and the effective time of the merger of The Pepsi Bottling Group, Inc. (“PBG”) with and into Pepsi-Cola Metropolitan Bottling Company, Inc. (“Metro”), a wholly owned subsidiary of PepsiCo, Inc. (“PepsiCo”), as described in the Agreement and Plan of Merger dated as of August 3, 2009 among PBG, PepsiCo and Metro.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)              ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to the shares of PepsiCo common stock to be issued in the merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

DATED JANUARY 12, 2010, SUBJECT TO COMPLETION

One Pepsi Way

Somers, New York 10589

January 12, 2010

Dear Fellow Stockholders:

On behalf of your board of directors, we are pleased to invite you to attend a special meeting of stockholders of The Pepsi Bottling Group, Inc. (“PBG”), which will be held at PBG Worldwide Headquarters, One Pepsi Way, Somers, New York 10589, on Wednesday, February 17, 2010 at 11:00 a.m., Eastern Time. At the special meeting, you will be asked to consider and vote on a proposal to adopt the Agreement and Plan of Merger dated as of August 3, 2009 among PBG, PepsiCo, Inc. (“PepsiCo”) and Pepsi-Cola Metropolitan Bottling Company, Inc., a wholly owned subsidiary of PepsiCo, Inc. (“Metro”).

The merger agreement sets forth the terms and conditions under which PBG will merge with and into Metro, with Metro continuing as the surviving corporation and a wholly owned subsidiary of PepsiCo. As of the effective time of the merger, holders of outstanding shares of PBG common stock (other than PepsiCo and its subsidiaries and any stockholders who properly exercise and perfect their appraisal rights under Delaware law) will have the right to receive either 0.6432 shares of PepsiCo common stock or, at their election, $36.50 in cash, without interest, per share of PBG common stock, subject to proration provisions which provide that an aggregate 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries will be converted into the right to receive PepsiCo common stock and an aggregate 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries will be converted into the right to receive cash. Subject to the proration procedures described in the preceding sentence, each share with respect to which a valid cash election is not made will be converted into the right to receive 0.6432 shares of PepsiCo common stock at the effective time of the merger.

Assuming August 3, 2009, the last full trading day before the public announcement of the merger, were the closing date of the merger, one share of PepsiCo common stock received by a PBG stockholder would have been worth $56.20 per share. Assuming January 11, 2010, the most recent practicable trading day prior to the date of this proxy statement/prospectus, were the closing date of the merger, one share of PepsiCo common stock received by a PBG stockholder would have been worth $60.70 per share. The market prices of both PepsiCo common stock and PBG common stock will fluctuate prior to completion of the merger. You are urged to obtain current market quotations for PepsiCo common stock and PBG common stock. The principal trading market for both PepsiCo common stock and PBG common stock is the New York Stock Exchange, on which PepsiCo common stock is listed under the symbol “PEP” and PBG common stock is listed under the symbol “PBG.”

This proxy statement/prospectus gives you detailed information about the special meeting, the merger agreement and the merger, and a copy of the merger agreement is included as Appendix A to this proxy statement/prospectus. You are encouraged to read this proxy statement/prospectus in its entirety, including the section entitled “Risk Factors” beginning on page 114 of this proxy statement/prospectus, and the merger agreement carefully.

The board of directors of PBG, by actions taken without the participation of the two directors affiliated with PepsiCo, and after considering the unanimous recommendation of a special committee comprised entirely of independent directors and the approval of the audit and affiliated transactions committee of PBG, has approved and declared advisable the merger agreement and the transactions contemplated thereby and has determined that the merger agreement and the transactions contemplated thereby are substantively and procedurally fair to and are advisable and in the best interests of the unaffiliated security holders of PBG. The special committee reached its conclusion after consultation with independent legal and financial advisors. The board of directors of PBG therefore recommends that you vote “FOR” approval of the proposal to adopt the merger agreement.

In addition, PBG has been informed that each of PepsiCo and Metro believes that the merger is both procedurally and substantively fair to the unaffiliated stockholders of PBG.

Adoption of the merger agreement requires the affirmative vote of the holders of (i) a majority of the outstanding voting power of the shares of PBG common stock and PBG Class B common stock entitled to vote, voting as a single class, and (ii) a majority of the votes cast by the holders of outstanding shares of PBG common stock entitled to vote, voting separately as a class. PepsiCo has agreed to vote all shares of PBG common stock and PBG Class B common stock beneficially owned by it and its subsidiaries for approval of the proposal to adopt the merger agreement.

YOUR VOTE IS VERY IMPORTANT. Therefore, whether or not you plan to attend the special meeting, please complete and promptly mail your proxy card in the return envelope enclosed, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card. This will not prevent you from voting in person at the special meeting if you so desire. Unless indicated otherwise in this proxy statement/prospectus, the failure to vote will have the same effect as a vote against approval of the proposal to adopt the merger agreement.

Sincerely yours,

Eric J. Foss

Chairman of the Board and

Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, passed upon the merits or fairness of the merger, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated January 12, 2010, and is first being mailed to stockholders of The Pepsi Bottling Group on or about January 13, 2010.

ADDITIONAL INFORMATION

This document is the proxy statement of The Pepsi Bottling Group, Inc. for its special meeting of stockholders and the prospectus of PepsiCo, Inc. for the shares of PepsiCo, Inc. common stock to be issued in the merger. This proxy statement/prospectus incorporates important business and financial information about PepsiCo, Inc. and The Pepsi Bottling Group, Inc. from documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from PepsiCo, Inc. or The Pepsi Bottling Group, Inc. at the following addresses:

PepsiCo, Inc. 700 Anderson Hill Road Purchase, New York 10577 Manager, Shareholder Relations Telephone: 914-253-3055 Email: investor@pepsico.com	The Pepsi Bottling Group, Inc. One Pepsi Way Somers, New York 10589 Investor Relations Telephone: 914-767-6267 Email: shareholder.relations@pepsi.com

If you would like additional copies of this proxy statement/prospectus, please contact Morrow & Co., LLC, the proxy solicitor for The Pepsi Bottling Group, Inc., toll-free at 1-800-607-0088 (banks and brokerage firms call toll-free at 1-800-662-5200).

If you would like to request documents, please do so by February 10, 2010 in order to receive them before the special meeting.

See “Where You Can Find More Information” beginning on page 209 of this proxy statement/prospectus for further information.

Notice of Special Meeting of Stockholders

Time and Date	11:00 a.m. Eastern Time on Wednesday, February 17, 2010.

Place	PBG Worldwide Headquarters One Pepsi Way Somers, New York 10589

Live Webcast	Available at www.pbg.com, starting at 11:00 a.m. Eastern Time on Wednesday, February 17, 2010.

Items of Business

(1)    To consider and vote upon the proposal to adopt the Agreement and Plan of Merger dated as of August 3, 2009, as it may be amended from time to time, among The Pepsi Bottling Group, Inc., a Delaware corporation, PepsiCo, Inc., a North Carolina corporation, and Pepsi-Cola Metropolitan Bottling Company, Inc., a New Jersey corporation and a wholly owned subsidiary of PepsiCo, Inc., as more fully described in the enclosed proxy statement/prospectus.

(2) To transact such other business as may properly come before the special meeting or any postponement or adjournment of the special meeting.

Record Date	You are entitled to vote only if you were a holder of common stock of The Pepsi Bottling Group as of the close of business on January 4, 2010.

Meeting Admission	You are entitled to attend the special meeting only if you were a holder of common stock of The Pepsi Bottling Group as of the close of business on January 4, 2010. If you plan to attend the special meeting and your shares of common stock of The Pepsi Bottling Group are registered in your name, please call 914-767-6267 or email shareholder.relations@pepsi.com so that an admission card may be sent to you. If you hold shares through an account with a bank or broker, you must contact your bank or broker to request a legal proxy in order to attend the special meeting.

Proxy Voting	Your vote is very important. Whether or not you plan to attend the special meeting, please promptly vote by Internet or telephone, or by marking, signing, dating and returning the enclosed proxy card (if you are a registered holder), or the voting instruction card provided by your bank or broker (if you hold your shares through an account with a bank or broker) so that your shares will be represented at the special meeting.

The board of directors of The Pepsi Bottling Group, Inc. recommends that you vote “FOR” approval of the proposal to adopt the merger agreement.

By Order of the Board of Directors,

Steven M. Rapp
Secretary

January 12, 2010

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SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that is important to you. You are urged to read the entire proxy statement/prospectus carefully and the other documents which are referred to in order to fully understand the merger and the merger agreement. See “Where You Can Find More Information” beginning on page 209 of this proxy statement/prospectus.

Information about PepsiCo, Metro and PBG (See Page 126).

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

(914) 253-2000

PepsiCo, Inc. (“PepsiCo”) is a leading global beverage, snack and food company with 2008 annual revenues of more than $43 billion. PepsiCo employs approximately 198,000 people worldwide, and its products are sold in approximately 200 countries. PepsiCo manufactures or uses contract manufacturers, markets and sells a variety of salty, convenient, sweet and grain-based snacks, carbonated and non-carbonated beverages and foods in approximately 200 countries, with its largest operations in North America (United States and Canada), Mexico and the United Kingdom.

The principal trading market for PepsiCo’s common stock is the New York Stock Exchange (NYSE: PEP). PepsiCo’s common stock is also listed on the Chicago and Swiss Stock Exchanges.

PepsiCo was incorporated in Delaware in 1919 and was reincorporated in North Carolina in 1986.

Pepsi-Cola Metropolitan Bottling Company, Inc.

700 Anderson Hill Road

Purchase, New York 10577

(914) 253-2000

Pepsi-Cola Metropolitan Bottling Company, Inc. (“Metro”) is a New Jersey corporation, incorporated in 1934 and a wholly owned subsidiary of PepsiCo. Metro currently operates within PepsiCo’s PepsiCo Americas Beverages business segment, and holds the stock of numerous active operating subsidiaries and bottling companies. Metro does not have any employees.

The Pepsi Bottling Group, Inc.

One Pepsi Way

Somers, New York 10589

(914) 767-6000

The Pepsi Bottling Group, Inc. (“PBG”) is a publicly traded Delaware corporation and the world’s largest manufacturer, seller and distributor of Pepsi-Cola beverages with 2008 annual revenues of more than $13 billion. PBG operates primarily in one industry, carbonated soft drinks and other ready-to-drink beverages. PBG conducts business in all or a portion of the United States, Mexico, Canada, Spain, Russia, Greece and Turkey. In some of its territories PBG has the right to manufacture, sell and distribute soft drink products of companies other than PepsiCo, including Dr Pepper, Crush and Squirt. PBG also has the right in some of its territories to manufacture, sell and distribute beverages under trademarks that it owns, including Electropura, e-pura and Garci Crespo. The majority of PBG’s volume is derived from brands licensed from PepsiCo or PepsiCo joint ventures.

The principal trading market for PBG’s common stock is the New York Stock Exchange (NYSE: PBG).

PBG was incorporated in Delaware in January 1999, as a wholly owned subsidiary of PepsiCo to effect the separation of most of PepsiCo’s company-owned bottling businesses.

The Merger (See Page 127).

PepsiCo, PBG and Metro have entered into the merger agreement, which provides for the merger of PBG with and into Metro, with Metro continuing as the surviving corporation. The merger agreement is attached as Appendix A to this proxy statement/prospectus. You should read the merger agreement because it is the legal document that governs the merger.

On the same date that the merger agreement was entered into, PepsiCo, Metro and PepsiAmericas, Inc. (“PAS”) entered into a separate merger agreement which is referred to in this proxy statement/prospectus as the PAS merger agreement, which provides for the merger of PAS with and into Metro. The PAS merger is a separate transaction. Completion of the merger is not conditioned upon completion of the PAS merger.

Special Meeting of PBG Stockholders (See Page 121).

The special meeting of PBG stockholders will be held at 11:00 a.m., local time, on Wednesday, February 17, 2010, at PBG Worldwide Headquarters, One Pepsi Way, Somers, New York 10589. At the special meeting, PBG stockholders will be asked to vote upon the proposal to adopt the merger agreement. You can vote at the special meeting if you were a record holder of PBG common stock at the close of business on January 4, 2010, the record date for the special meeting.

Adoption of the merger agreement requires the affirmative vote of the holders of (i) a majority of the outstanding voting power of the shares of PBG common stock and PBG Class B common stock entitled to vote, voting as a single class (each share of PBG Class B common stock carries 250 votes and all outstanding shares of PBG Class B common stock are held by PepsiCo and its subsidiaries), and (ii) a majority of the votes cast by the holders of outstanding shares of PBG common stock entitled to vote, voting separately as a class.

As of the record date, there were 221,183,719 shares of PBG common stock and 100,000 shares of PBG Class B common stock outstanding and entitled to be voted at the special meeting. As of the record date, 191,998 shares of PBG common stock were held by directors and executive officers of PBG and their affiliates, and 1,648 shares of PBG common stock were held by executive officers of PepsiCo and their affiliates, each representing less than 1% of the outstanding shares of PBG common stock entitled to vote at the special meeting. No directors of PepsiCo or any of their affiliates held any shares of PBG common stock as of the record date.

As of the record date, 70,066,458 shares of PBG common stock and all 100,000 shares of PBG Class B common stock were held by PepsiCo or its subsidiaries, representing 100% of the outstanding shares of PBG Class B common stock, approximately 38.6% of the combined voting power of the outstanding shares of PBG common stock and PBG Class B common stock, and approximately 31.7% of the outstanding shares of PBG common stock entitled to vote. PepsiCo has agreed under the merger agreement that it will vote or cause to be voted all shares of PBG common stock and PBG Class B common stock beneficially owned by it or any of its subsidiaries (including Metro) in favor of the proposal to adopt the merger agreement at the special meeting. PepsiCo has also agreed under the merger agreement that, at or prior to the special meeting, PepsiCo will vote or cause to be voted separately as a class all shares of PBG Class B common stock beneficially owned by it or any of its subsidiaries (including Metro) in favor of the proposal to adopt the merger agreement at the special meeting or by prior written consent.

What PBG Stockholders Will Receive in the Merger (See Page 127).

The merger agreement provides that at the effective time of the merger each outstanding share of PBG common stock not held by PepsiCo or any of its subsidiaries, and with respect to which appraisal rights have not been properly exercised and perfected under the Delaware General Corporation Law (“Delaware law”), will be converted into the right to receive either 0.6432 of a share of PepsiCo common stock or $36.50 in cash, without interest, subject to the proration procedures described in this proxy statement/prospectus, which are intended to provide for a 50% cash/50% stock allocation of the aggregate merger consideration. The aggregate value of the merger consideration of $36.50 per share (based on the PepsiCo common stock closing price of $56.75 on July 31, 2009) represents a premium of 44.8% to the last closing price of the shares of PBG common stock prior to the public announcement of PepsiCo’s proposal on April 19, 2009 to acquire the outstanding shares of PBG common stock that it did not already own at a value of $29.50 per share, and a premium of 8.6% to the closing price of the shares of PBG common stock on August 3, 2009, the last trading day prior to the announcement of the merger agreement.

PepsiCo will not issue any fractional shares of PepsiCo common stock in the merger. PBG stockholders will receive cash for any fractional shares of PepsiCo common stock owed to them in an amount, without interest, based on the closing price of PepsiCo common stock on the trading day immediately prior to the closing of the merger. In this proxy statement/prospectus, the cash and shares of PepsiCo common stock to be exchanged by PepsiCo in the merger for the shares of PBG common stock held by PBG stockholders (other than for the shares held by PBG (as treasury stock), by PepsiCo or any of its subsidiaries, or by stockholders who have properly exercised and perfected appraisal rights under Delaware law with respect to their shares), subject to the proration procedures described in this proxy statement/prospectus, which are intended to provide for a 50% cash/50% stock allocation of the aggregate merger consideration, are referred to as the merger consideration.

On January 11, 2010, the most recent practicable trading date prior to the filing of this proxy statement/prospectus, the closing price of PepsiCo common stock and PBG common stock was 60.70 per share and 37.49 per share, respectively.

No assurance can be given that the current market price of PepsiCo common stock will be equivalent to the market price of PepsiCo common stock on the date that stock is received by a PBG stockholder or at any other time. The market price of PepsiCo common stock when received by a PBG stockholder may be greater or less than the current market price of PepsiCo common stock. At the time of completion of the merger, the market price of 0.6432 of a share of PepsiCo common stock could be greater or less than the value of the cash consideration of $36.50 in cash, without interest, due to fluctuations in the market price of PepsiCo common stock.

You May Elect to Receive Cash Consideration (See Page 123).

If you are a record holder of PBG common stock, you may elect to receive cash in exchange for any or all of your shares of PBG common stock by completing the election form and letter of transmittal when you receive it. If you own your shares in “street name” through a broker or other financial institution and you wish to make an election to receive cash, you will receive or should seek instructions from the institution holding your shares concerning how to make your election. If you (or your record holder) do not make a valid election to receive cash, you will be deemed to have elected to receive, and will receive, PepsiCo common stock in exchange for your shares of PBG common stock, subject to the proration procedures described below.

PepsiCo will pay cash for 50% of the PBG common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries and issue shares of PepsiCo common stock for the remaining 50% of the outstanding shares of PBG common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries. If the number of PBG shares for which a valid election to receive cash is made is higher than 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries, a pro rata portion of the shares for which a valid election to receive cash is made will be converted into the right to receive PepsiCo common stock in order to provide for an aggregate 50% cash/50% stock allocation among all outstanding PBG shares not held by PepsiCo or any of its subsidiaries. If the number of PBG shares for which a valid election to receive cash is made is lower than 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries, a pro rata portion of the shares for which no valid election to receive cash is made will be converted into the right to receive cash in order to provide for an aggregate 50%/50% stock allocation among all outstanding PBG shares not held by PepsiCo or any of its subsidiaries. Additionally, the actual number of shares as to which a valid election to receive cash has been made will reflect a reduction for the number of shares with respect to which appraisal rights have been properly exercised and perfected under Delaware law immediately prior to the effective time of the merger. Because of the proration procedures, you cannot be certain of receiving the form of consideration that you choose with respect to all of the shares of PBG common stock that you hold. Illustrative examples of the application of the proration procedures appear on pages 131 to 133 of this proxy statement/prospectus.

An election form and letter of transmittal and instructions will be mailed no more than 40 business days and no fewer than 15 business days before the anticipated effective time of the merger to holders of record of PBG common stock as of two business days before the mailing date. An election to receive cash will only be effective if received no later than 5:00 p.m. New York, NY time on the third business day prior to the effective time of the merger, which date will be announced no later than eight business days prior to the effective time of the merger. All elections and deemed elections are subject to the proration procedures described in this proxy statement/prospectus.

The PBG Board Recommends Stockholder Approval of the Merger (See Page 124).

The board of directors of PBG (the “PBG Board”), by actions taken without the participation of the two directors affiliated with PepsiCo and after giving consideration to the unanimous recommendation of the PBG Special Committee and the approval of the audit and affiliated transactions committee of PBG, has determined that the merger agreement and the transactions contemplated by the merger agreement are substantively and procedurally fair to and are advisable and in the best interests of the unaffiliated security holders of PBG and has approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement. The PBG Board recommends that PBG stockholders vote “FOR” approval of the proposal to adopt the merger agreement. A description of PBG’s reasons for the merger appears beginning on page 47 of this proxy statement/prospectus.

No PepsiCo Stockholder Approval (See Page 121).

PepsiCo stockholders are not required to adopt the merger agreement or approve the merger or the issuance of shares of PepsiCo common stock which form part of the merger consideration.

Position of PepsiCo and Metro Regarding Fairness of the Merger (See Page 54).

PepsiCo and Metro believe that the merger is both procedurally and substantively fair to the unaffiliated stockholders of PBG. A description of the factors on which PepsiCo and Metro based this belief and of PepsiCo’s reasons for, and purpose of, the merger appear beginning on page 54 of this proxy statement/prospectus.

Opinions of PBG’s Financial Advisors (See Page 61).

Morgan Stanley & Co. Incorporated

Morgan Stanley, on August 3, 2009, rendered its oral opinion to the PBG Special Committee and the PBG Board (subsequently confirmed in writing) that, as of that date and based upon and subject to the assumptions, qualifications and limitations discussed in such opinion, the consideration to be received by the holders of shares of PBG common stock (other than PepsiCo and its affiliates) pursuant to the merger agreement was fair from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley, dated August 3, 2009, which discusses, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in connection with the opinion, is attached as Appendix B to this proxy statement/prospectus. PBG stockholders are urged to read this opinion carefully in its entirety.

The Morgan Stanley opinion is directed to the PBG Special Committee and the PBG Board, addresses only the fairness from a financial point of view of the consideration to be received by the holders of shares of PBG common stock (other than PepsiCo and its affiliates) and does not address any other aspect of the merger or constitute a recommendation as to how any holders of shares of PBG common stock should vote at any stockholders’ meetings held in connection with the merger. As compensation for its services in connection with the merger, PBG has agreed to pay Morgan Stanley a fee of $43 million, of which $27 million is payable upon the closing of the merger. $16 million of such $27 million would remain payable if the merger is not consummated and PBG remains independent, and the PBG Board will consider, in its sole discretion, payment to Morgan Stanley of an additional discretionary fee in such case. PBG took the existence of these contingent fees into account when considering the analysis, advice and opinion of Morgan Stanley.

Perella Weinberg Partners LP

Perella Weinberg delivered its opinion to the PBG Special Committee and the PBG Board, that, as of August 3, 2009, and based upon and subject to the various assumptions, qualifications and limitations set forth in its opinion, the merger consideration to be received by the holders of shares of PBG common stock (other than PepsiCo and its affiliates), pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Perella Weinberg’s written opinion, dated August 3, 2009, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached as Appendix C to this proxy statement/prospectus. You should read the opinion carefully in its entirety. Perella Weinberg’s opinion was provided to the PBG Board and the PBG Special Committee in connection with their evaluation of the merger consideration from a financial point of view. Perella Weinberg’s opinion does not address any other aspects or implications of the merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the merger. PBG paid Perella Weinberg a fee of $2.5 million in connection with delivery of its opinion.

PBG’s Officers and Directors Have Some Interests in the Merger that Are Different than or in Addition to Their Interests as Stockholders (See Page 118).

In addition to their interests as stockholders, certain directors, executive officers or employees of PBG may have interests in the merger that are different from or in addition to your interests. These interests relate to or arise from, among other things:

•	certain of PBG’s directors are employees of PepsiCo (although these directors did not participate in the PBG board’s consideration of PepsiCo’s proposal to acquire PBG);

•

certain of PBG’s non-employee directors hold restricted stock awards, which would become transferable upon consummation of the merger, and which would be converted automatically at the effective time of the merger into 0.6432 shares of PepsiCo common stock;

•

PBG’s executive officers would be eligible for change in control severance payments and accelerated vesting of all equity awards under the terms of their retention agreements with PBG if they are terminated without cause or resign for good reason within 2 years following consummation of the merger; and

•	under the merger agreement, PepsiCo has agreed to certain indemnification and insurance provisions.

The PBG Board was aware of these interests and took them into account in its decision to approve the merger agreement and the transactions contemplated by the merger agreement.

In addition, in October 2009, certain executive officers of PBG entered into retention agreements with PepsiCo that are effective upon completion of the merger. A description of the retention agreements with PepsiCo appears beginning on page 179 of this proxy statement/prospectus. These retention agreements supersede prior retention agreements entered into between PBG and each of these executive officers.

Material United States Federal Income Tax Consequences (See Page 102).

The merger has been structured so as to qualify as a “reorganization” for United States federal income tax purposes. The United States federal income tax consequences of the merger to each PBG stockholder will vary depending on whether that stockholder receives shares of PepsiCo common stock, cash, or a combination of PepsiCo common stock and cash, in exchange for PBG common stock. PBG stockholders that receive only PepsiCo common stock will generally not recognize any gain or loss as a result of the merger. PBG stockholders that receive only cash will generally recognize gain or loss equal to the difference between the amount of cash received and the aggregate tax basis of the PBG common stock exchanged therefor. PBG stockholders that receive a combination of PepsiCo common stock and cash will generally recognize gain equal to the lesser of the amount of cash received or the amount of gain realized. The consequences to PBG stockholders may vary if such stockholders acquired PBG common stock in more than one transaction or designate that cash is to be received in exchange for specific shares of PBG common stock. Neither PBG nor PepsiCo will recognize gain or loss for United States federal income tax purposes as a result of the merger. It is a condition to the obligation of each of PBG and PepsiCo to complete the merger that it receives a legal opinion from its outside counsel that the merger will be a reorganization for United States federal income tax purposes.

The United States federal income tax consequences described above may not apply to all holders of PBG common stock, including certain holders specifically referred to on page 102. Your tax consequences will depend on your own situation. You should consult your tax advisor to determine the particular tax consequences to you of the merger and the receipt of the merger consideration in exchange for your shares of PBG common stock.

Appraisal Rights (See Page 106).

Under Delaware law, record holders of PBG common stock who do not vote for approval of the proposal to adopt the merger agreement and who properly assert their appraisal rights will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of PBG common stock if the merger is completed, in lieu of receiving the merger consideration. This value could be more than, the same as, or less than the value of the merger consideration. The relevant provisions of Section 262 of Delaware law are included as Appendix D to this proxy statement/prospectus. You are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, PBG stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in loss of the right of appraisal.

Completion of the Merger Is Subject to Certain Conditions (See Page 137).

The obligation of each of PepsiCo, PBG and Metro to complete the merger is subject to the satisfaction of a number of conditions, including the following:

•

adoption of the merger agreement by (i) a majority of the outstanding voting power of the shares of PBG common stock and PBG Class B common stock entitled to vote, voting together as a single class, and (ii) a majority of the votes cast by the holders of outstanding shares of PBG common stock entitled to vote, voting separately as a class;

•	absence of any applicable law prohibiting completion of the merger;

•

expiration or termination of any applicable waiting period relating to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to in this proxy statement/ prospectus as the HSR Act, and under any agreement between PepsiCo, PBG and any governmental authority not to consummate the merger prior to a specific date;

•

effectiveness of the registration statement for the PepsiCo common stock being issued in the merger, of which this proxy statement/prospectus forms a part, and the absence of any stop order suspending such effectiveness or any proceedings for such purpose pending or threatened by the Securities and Exchange Commission, which is referred to in this proxy statement/prospectus as the SEC;

•	approval for the listing on the New York Stock Exchange of the shares of PepsiCo common stock to be issued in the merger, subject to official notice of issuance;

•

other than as described in the third bullet above, all material actions by or in respect of, or material filings with, any governmental authority, required to permit the completion of the merger, having been taken, made or obtained;

•

accuracy of the representations and warranties made in the merger agreement by the other party, subject to certain materiality thresholds, as of the date of merger agreement and as of the effective time of the merger;

•	performance in all material respects by the other party of the obligations required to be performed by it at or prior to the effective time of the merger;

•

delivery of opinions of PepsiCo’s counsel, in the case of PepsiCo, and PBG’s counsel, in the case of PBG, that the merger will qualify as a reorganization for United States federal income tax purposes; and

•

the absence of any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on the other party.

In addition, the obligation of PepsiCo and Metro to complete the merger is subject to the satisfaction of the following conditions:

•	absence of any pending action or proceeding by any government authority that:

•

challenges or seeks to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the completion of the merger, or seeks to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the merger agreement;

•

seeks to restrain or prohibit PepsiCo’s, Metro’s or any of PepsiCo’s other affiliates’ ability to effectively exercise full rights of ownership of PBG’s capital stock, including the right to vote shares of such capital stock acquired or owned by such party following the effective time of the merger on all matters properly presented to PBG’s stockholders;

•

seeks to restrain or prohibit PepsiCo’s, Metro’s or any of PepsiCo’s other affiliates’ ability to effectively exercise full rights of ownership or operation of any material business or assets of PBG or PepsiCo and their respective subsidiaries;

•

seeks to compel PepsiCo or any of its subsidiaries or affiliates, including Metro, to dispose of or hold separate all or any of any material business or assets of PBG or its subsidiaries or of PepsiCo or its subsidiaries; or

•	would reasonably be expected to have, individually or in the aggregate, a material adverse effect on PBG or PepsiCo or, following the effective time of the merger, Metro; and

•

absence of any action taken or applicable law enacted, enforced, promulgated, issued or deemed applicable to the merger, by any government authority, other than the applicable waiting period provisions of the HSR Act that would reasonably be expected to result in any of the consequences referred to in the preceding five sub-bullets.

Completion of the merger is not subject to a financing condition, nor is completion of the merger conditioned upon completion of the PAS merger.

The Merger May Not be Completed Without All Required Regulatory Approvals (See Page 101).

Completion of the merger is conditioned upon the receipt of certain governmental clearances or approvals, including, but not limited to, the expiration or termination of the applicable waiting period relating to the merger under the HSR Act. PepsiCo and PBG each filed its required HSR notification and report form with respect to the merger on September 11, 2009. On October 9, 2009, PepsiCo withdrew its notification and report form effective October 13, 2009 and refiled it on October 15, 2009 in order to allow more time for the staff of the Federal Trade Commission to review the proposed transaction. On November 10, 2009, PepsiCo announced that it had again withdrawn its notification and report form to provide the Federal Trade Commission more time to review the proposed transaction, and plans to refile at the appropriate time. PepsiCo believes it can consummate its acquisitions of PBG and PAS by the end of the first quarter of 2010 without a “Second Request” being issued by the Federal Trade Commission, and without the imposition of any remedy which would have a material adverse effect on PepsiCo or the benefits of the contemplated transactions. PepsiCo and PBG expect to obtain all necessary regulatory approvals, although there can be no certainty as to if or when they will be obtained.

The Merger Is Expected to Occur by the End of the First Quarter of 2010 (See Page 137).

The merger of PBG and PepsiCo will occur within five business days after the conditions to its completion have been satisfied or, to the extent permissible, waived, unless otherwise mutually agreed upon by the parties. As of the date of this proxy statement/prospectus, the merger is expected to occur by the end of the first quarter of 2010. However, there can be no assurance as to when or if the merger will occur.

No Solicitation by PBG (See Page 142).

Subject to certain exceptions, PBG has agreed that none of PBG, any of its subsidiaries, or any of their respective directors or officers will, and PBG will use reasonable best efforts to instruct and to cause its and its subsidiaries’ representatives not to, directly or indirectly, initiate, solicit or otherwise facilitate or knowingly encourage the submission of any proposal or offer from any third party relating to an acquisition of PBG, including by engaging in discussions or negotiations regarding any such proposal or offer or by furnishing any information relating to PBG or its subsidiaries to such third party, withdraw, modify or qualify the recommendation of the PBG Board to PBG stockholders to vote for approval of the proposal to adopt the merger agreement in a manner adverse to PepsiCo or recommend an acquisition proposal made by a third party to PBG stockholders, or enter into an agreement relating to an acquisition proposal by a third party. Notwithstanding these restrictions, however, the merger agreement provides that, under specified circumstances at any time prior to obtaining PBG stockholders’ adoption of the merger agreement:

•

PBG may, in response to a bona fide written unsolicited acquisition proposal or inquiry from a third party that the PBG Board believes constitutes or is reasonably likely to lead to a proposal that is superior to the merger, engage in negotiations or discussions with such party and furnish non public information regarding itself to such third party pursuant to a customary confidentiality agreement (provided that all such information is or has been provided or made available to PepsiCo); and

•

the PBG Board may withdraw, modify or qualify in a manner adverse to PepsiCo its recommendation that PBG stockholders vote for approval of the proposal to adopt the merger agreement or recommend an acquisition proposal made by a third party to PBG’s stockholders, provided that the PBG Board has notified PepsiCo of its intention to change its recommendation in response to an acquisition proposal at least five business days prior to taking such action and PepsiCo does not make, within two business days of its receipt of notice from PBG, a binding offer that is at least as favorable to PBG stockholders as the applicable acquisition proposal by such third party.

The actions described in the preceding two bullets may be taken only if the PBG Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under Delaware law.

PepsiCo has the right to terminate the merger agreement if, prior to the special meeting, the PBG Board withdraws, modifies or qualifies its recommendation to PBG stockholders to vote for approval of the proposal to adopt the merger agreement in a manner adverse to PepsiCo or recommends an acquisition proposal made by a third party to PBG, but PBG does not have the right to terminate the merger agreement in connection with such a change of recommendation by the PBG Board and, unless PepsiCo terminates the merger agreement, PBG would remain obligated to call a special meeting of its stockholders for the purpose of voting on a proposal to adopt the merger agreement.

Termination of the Merger Agreement (See Page 143).

PepsiCo and PBG can mutually agree to abandon the merger and terminate the merger agreement at any time prior to the time the merger is completed, even after PBG’s stockholders have adopted the merger agreement. Also, either PBG or PepsiCo can, without the consent of the other, abandon the merger and terminate the merger agreement in a number of situations, including if:

•

the merger has not been consummated on or before August 3, 2010, provided that this right is not available to any party whose breach of the merger agreement results in the failure of the merger to occur on or before that date;

•

any applicable law is in effect that makes completion of the merger illegal or otherwise prohibited or enjoins PBG or PepsiCo from consummating the merger and such injunction has become final and non appealable;

•	PBG stockholders fail to adopt the merger agreement at a duly-held stockholders’ meeting; or

•

there has been a breach by the other party of any representation or warranty or failure to perform any covenant or agreement that would result in the failure of that party to satisfy the applicable condition to the closing and such condition is incapable of being satisfied by August 3, 2010.

In addition, PepsiCo can terminate the merger agreement if, prior to the special meeting, the PBG Board withdraws, modifies or qualifies its recommendation to PBG stockholders to vote for approval of the proposal to adopt the merger agreement or recommends to PBG stockholders an acquisition proposal made by a third party, or PBG materially breaches its obligations under the merger agreement by reason of a failure to call the special meeting.

The merger agreement provides that PBG must pay a termination fee of $165.3 million to PepsiCo if the merger agreement is terminated under certain circumstances. On November 16, 2009, in connection with the settlement of certain stockholder litigation, PepsiCo agreed, among other things, to reduce the termination fee to $115 million.

Litigation Relating to the Merger (See Page 108).

Following the public announcement, on April 20, 2009, of PepsiCo’s proposals on April 19, 2009 to acquire the outstanding shares of PBG’s common stock that it did not already own for $14.75 in cash and 0.283 shares of PepsiCo common stock per share of PBG common stock and to acquire the outstanding shares of PAS common stock that it did not already own for $11.64 in cash and 0.223 shares of PepsiCo common stock per share of PAS common stock, several putative stockholder class action complaints challenging the proposals were filed against various combinations of PepsiCo, PBG, PAS, and the individual members of the boards of directors of PBG and

PAS in the Court of Chancery of the State of Delaware, the District Court of the State of Minnesota, County of Hennepin, and the Supreme Court of the State of New York, Westchester and New York Counties. The complaints generally seek, among other things, damages and declaratory, injunctive, and other equitable relief and allege, among other things, that the defendants have breached or will breach their fiduciary duties owed to the public stockholders of PBG and PAS, that the April 19 proposals and the transactions contemplated thereunder were not entirely fair to the public stockholders, that the defendants have breached or will breach the Second Amended and Restated Shareholder Agreement between PepsiCo and PAS, dated September 6, 2005 (which is referred to in this proxy statement/prospectus as the PAS Shareholder Agreement), and that certain provisions of the certificates of incorporation of PBG and PAS are invalid and/or inapplicable to the proposed mergers. One of these complaints was amended following the public announcement of the merger agreements to include allegations concerning one of the proposed mergers.

In addition, on May 11, 2009, PepsiCo, along with John C. Compton and Cynthia M. Trudell (PepsiCo employees who are members of the PBG Board) filed a complaint against PBG and the members of the PBG Board (other than Mr. Compton and Ms. Trudell) in the Court of Chancery of the State of Delaware. The complaint sought declaratory and injunctive relief and alleged that the defendants had breached their fiduciary duties owed to the public stockholders of PBG by, among other things, holding a meeting of the PBG Board and taking certain actions at that meeting without providing notice to Mr. Compton and Ms. Trudell, adopting a stockholder rights plan that restricted PepsiCo’s rights as a stockholder by, for example, limiting its ability to solicit consents and revocable proxies from fewer than ten stockholders, and adopting a stockholder rights plan that was an unreasonable and disproportionate response to PepsiCo’s proposal of April 19, 2009 to acquire the outstanding shares of PBG that it did not already own for $14.75 in cash and 0.283 shares of PepsiCo common stock per share of PBG common stock. On August 5, 2009, following PepsiCo’s entry into the merger agreement, PepsiCo voluntarily dismissed this action with prejudice.

On November 20, 2009, the parties to the stockholder litigation entered into a Stipulation and Agreement of Compromise, Settlement, and Release to resolve all of these actions. Pursuant to the stipulation, defendants have taken or will take the following actions: PepsiCo, PAS, and PBG have included and will continue to include plaintiffs’ counsel in the disclosure process (including providing them with the opportunities to review and comment on drafts of the preliminary and final proxy statements/prospectuses before they were or are filed with the Securities and Exchange Commission); PepsiCo reduced the termination fee that it would, under certain circumstances, be entitled to under the merger agreement from $165.3 million to $115 million; PepsiCo reduced the termination fee that it would, under certain circumstances, be entitled to under the PAS merger agreement from $71.6 million to $50 million; and PepsiCo agreed to shorten the termination fee tails set forth in the merger agreement and the PAS merger agreement from 12 months to 6 months. Pursuant to the stipulation, the respective stockholder litigation will be dismissed with prejudice and all defendants will be released from any and all claims relating to the transactions. The stipulation is subject to customary conditions, including consummation of both the merger and the PAS merger, completion of certain confirmatory discovery, class certification, and final approval by the Court of Chancery of the State of Delaware following notice to the stockholders of PAS and PBG. On December 2, 2009, the Court of Chancery entered an order setting forth the schedule and procedures for notice to the stockholders of PAS and PBG and the court’s review of the settlement. The Court of Chancery scheduled a hearing for April 12, 2010 at 10:00 a.m., at which the court will consider the fairness, reasonableness, and adequacy of the settlement. The settlement will not affect the form or amount of the consideration to be received by PBG stockholders in the merger or by PAS stockholders in the PAS merger. See “Special Factors—Certain Litigation Matters” beginning on page 108 of this proxy statement/prospectus.

Financing (See Page 112).

PepsiCo and Metro’s obligations to complete the merger are not conditioned upon their ability to obtain financing for the merger. PepsiCo estimates that the total amount of funds necessary to complete the merger, the PAS merger, and related transactions, is approximately $4.0 billion.

PepsiCo has received a commitment letter pursuant to which, subject to the conditions set forth therein, Bank of America, N.A., Banc of America Securities LLC, affiliates of Citigroup Global Markets Inc. and a group of seven other lenders have committed to provide up to $4.0 billion of loans under a bridge facility in connection with the merger and the PAS merger. In addition, subject to market conditions, PepsiCo intends to pursue other methods of raising portions of the required financing for the merger, including the issuance of long-term debt securities. If issued on or prior to the closing date, the proceeds from such financing will be used to finance a portion of the purchase price for the merger and the PAS merger, and to pay related fees and expenses in connection with the mergers. To the extent that such financing is obtained, the bridge facility will not be drawn.

The PAS Merger (See Page 28).

PepsiCo and Metro have also entered into the PAS merger agreement, pursuant to which all outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries, or with respect to which appraisal rights have been properly exercised and perfected under Delaware law, will be converted into the right to receive either 0.5022 of a share of PepsiCo common stock or, at the election of each PAS stockholder, $28.50 in cash, without interest, in each case subject to certain proration procedures. This represents a premium of 43.4% to the last closing price of the shares of PAS common stock prior to the public announcement of PepsiCo’s proposal on April 19, 2009 to acquire the outstanding shares of PAS common stock that it did not already own at a value of $23.27 per share, and a premium of 9.0% to the closing price of the shares of PAS common stock on August 3, 2009, the last trading day prior to the announcement of the PAS merger agreement. Shares of PAS common stock held by PepsiCo or any of its subsidiaries (including Metro) will either be canceled or each automatically converted into the right to receive 0.5022 shares of PepsiCo common stock at the effective time of the merger. The completion of the merger is not conditioned upon the completion of the PAS merger.

Share Information and Dividends.

The principal trading market for PepsiCo’s common stock is the New York Stock Exchange, on which PepsiCo’s common stock is listed under the symbol “PEP.” PepsiCo’s common stock is also listed on the Chicago and Swiss Stock Exchanges. PBG’s common stock is listed on the New York Stock Exchange under the symbol “PBG.”

The following table sets forth the closing sale price per share of PepsiCo common stock and PBG common stock as reported on the New York Stock Exchange as of August 3, 2009, the last full trading day before the public announcement of the merger agreement, and as of January 11, 2010, the most recent practicable trading day prior to the date of this proxy statement/prospectus.

The table also shows the equivalent price of the merger consideration per share of PBG common stock as of the same two respective dates. The form of consideration received by PBG unaffiliated stockholders in the aggregate will be split 50% cash and 50% stock, based on the application of the proration procedures described in this proxy statement/prospectus. The equivalent price per share based on a 50%-50% cash-stock split as of the relevant date is calculated as the sum of (a) $36.50 (the cash portion of the merger consideration) multiplied by 50% and (b) the closing sale price of PepsiCo common stock on the relevant date multiplied by (x) the exchange ratio of 0.6432 and (y) 50%.

	PepsiCo Common Stock	PBG Common Stock	Equivalent Price Per Share based on 50%-50% Cash- Stock Split of Merger Consideration
August 3, 2009	$56.20	$33.62	$36.32
January 11, 2010	$60.70	$37.49	$37.77

The market prices of both PepsiCo and PBG common stock will fluctuate prior to the merger. You should obtain current market quotations for PepsiCo common stock and PBG common stock.

PepsiCo currently pays a quarterly dividend on its common stock and last paid dividends on September 30, 2009 of $0.45 per share of PepsiCo common stock. On November 13, 2009, PepsiCo declared a dividend of $0.45 per share of PepsiCo common stock, payable on January 4, 2010 to all holders of PepsiCo common stock of record as of December 4, 2009.

PBG currently pays a quarterly dividend on its common stock, and last paid dividends on September 30, 2009, of $0.18 per share of PBG common stock. On October 8, 2009, PBG declared a dividend of $0.18 per share of PBG common stock, payable on January 4, 2010 to all holders of PBG common stock of record as of December 4, 2009. Under the terms of the merger agreement, during the period before the closing of the merger, PBG is prohibited from declaring, setting aside or paying any dividends or other distributions other than its regular quarterly dividends at the current rate, which is not to exceed $0.18 per share, or dividends by any wholly owned subsidiary of PBG to PBG or other wholly owned subsidiaries of PBG.

If, between the date of the merger agreement and the effective time of the merger, any change occurs in the outstanding shares of capital stock of PBG or PepsiCo by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend is declared with a record date during such period (excluding any change resulting from exercise of options outstanding as of the date of the merger agreement to purchase shares of PBG common stock under stock option or compensation plans or arrangements) appropriate adjustments will be made to the merger consideration.

Selected Historical Financial Data

The following tables present selected historical financial information of PepsiCo and PBG. The information as of December 27, 2008 and December 29, 2007, and for the fiscal years ended December 27, 2008, December 29, 2007, and December 30, 2006 is derived from the audited financial statements of PepsiCo and PBG, respectively, which have been incorporated by reference into this proxy statement/prospectus. The information as of December 30, 2006, and as of, and for the fiscal years ended December 31, 2005 and December 25, 2004 are derived from unaudited financial statements of PepsiCo and PBG, respectively, which have not been incorporated by reference into this proxy statement/prospectus. The information as of, and for the 36 weeks ended September 5, 2009 and September 6, 2008 is derived from the interim unaudited financial statements of PepsiCo and PBG, respectively, which have been incorporated by reference into this proxy statement/prospectus. In all cases, the financial information for each of PepsiCo and PBG is presented on a consolidated basis.

The information in the following tables is only a summary and should be read together with the historical financial statements and related notes that PepsiCo and PBG have presented in their prior filings with the SEC. See “Where You Can Find More Information” beginning on page 209 of this proxy statement/prospectus.

Selected Consolidated Financial Data of PepsiCo

	36 Weeks Ended		Full Year
	2009	2008	2008	2007	2006	2005	2004
	(in millions, except per share data)
Summary of Net Revenue and Earnings
Net revenue	$29,935	$30,522	$43,251	$39,474	$35,137	$32,562	$29,261
Net income from continuing operations attributable to PepsiCo	4,512	4,423	5,142	5,658	5,642	4,078	4,174
Net income from continuing operations attributable to PepsiCo per common share—basic	2.90	2.79	3.26	3.48	3.42	2.43	2.45
Net income from continuing operations attributable to PepsiCo per common share—diluted	2.87	2.74	3.21	3.41	3.34	2.39	2.41
Cash dividends declared per common share	1.325	1.225	1.65	1.425	1.16	1.01	0.85
Period-End Financial Position
Total assets	$38,620	$38,458	$35,994	$34,628	$29,930	$31,727	$27,987
Long-term debt	7,434	6,537	7,858	4,203	2,550	2,313	2,397
Total equity	15,831	16,563	12,582	17,296	15,413	14,251	13,523
Redeemable preferred stock	41	41	41	41	41	41	41
Outstanding Shares
Weighted average common shares outstanding—diluted	1,573	1,612	1,602	1,658	1,687	1,706	1,729

Selected Consolidated Financial Data of PBG

	36 Weeks Ended		Full Year
	2009	2008	2008	2007	2006	2005	2004
	(in millions, except per share data)
Summary of Net Revenue and Earnings
Net revenue	$9,414	$9,987	$13,796	$13,591	$12,730	$11,885	$10,906
Net income from continuing operations attributable to PBG	522	433	162	532	522	466	457
Net income from continuing operations attributable to PBG per common share—basic	2.44	1.99	0.75	2.35	2.22	1.91	1.79
Net income from continuing operations attributable to PBG per common share—diluted	2.39	1.94	0.74	2.29	2.16	1.86	1.73
Cash dividends declared per common share	0.53	0.48	0.65	0.53	0.41	0.29	0.16

Period-End Financial Position
Total assets	$13,711	$14,393	$12,982	$13,115	$11,927	$11,524	$10,937
Long-term debt	5,472	3,474	4,784	4,770	4,754	3,939	4,489
PBG shareholders’ equity	2,027	2,507	1,343	2,615	2,084	2,043	1,949

Outstanding Shares
Weighted average common shares outstanding—diluted	219	223	220	233	242	250	263

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following selected unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the merger and the PAS merger and has been prepared for informational purposes only and should be read in conjunction with the unaudited pro forma condensed combined financial information, and the accompanying notes thereto, contained elsewhere in this proxy statement/prospectus. The selected unaudited pro forma condensed combined financial information is based upon the historical consolidated financial statements and notes thereto of PepsiCo, PBG and PAS and should be read in conjunction with the:

•

historical financial statements and the accompanying notes of PepsiCo included in PepsiCo’s Current Report on Form 8-K dated August 27, 2009, and Quarterly Reports on Form 10-Q for the quarters ended March 21, 2009, June 13, 2009 and September 5, 2009, each of which are incorporated by reference in this proxy statement/prospectus;

•

historical financial statements and the accompanying notes of PBG included in PBG’s Current Report on Form 8-K dated September 16, 2009 and Quarterly Reports on Form 10-Q for the quarters ended March 21, 2009, June 13, 2009 and September 5, 2009, each of which are incorporated by reference in this proxy statement/prospectus; and

•

historical financial statements and the accompanying notes of PAS included in PAS’ Current Report on Form 8-K dated September 18, 2009 and Quarterly Reports on Form 10-Q for the quarters ended April 4, 2009, July 4, 2009 and October 3, 2009, each of which have been filed with the SEC and is available on PAS’ Internet website (see “Where You Can Find More Information” beginning on page 209 of this proxy statement/prospectus).

The historical consolidated financial information has been adjusted in the selected unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger and the PAS merger, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results of PepsiCo and PBG or PepsiCo, PBG and PAS. Although PepsiCo has entered into the PAS merger agreement, there is no guarantee that the PAS merger will be completed. Accordingly, the following selected unaudited pro forma condensed combined financial information depicts the condensed combined balance sheet as of September 5, 2009 and the condensed combined statements of income for the fiscal year ended December 27, 2008 and the 36 weeks ended September 5, 2009, as if the merger had occurred and as if the PAS merger had occurred. The selected unaudited pro forma condensed combined statements of income have been prepared assuming the merger and the PAS merger had been completed on December 30, 2007, the first day of PepsiCo’s 2008 fiscal year. The selected unaudited pro forma condensed combined balance sheet has been computed assuming the merger and the PAS merger had been completed on September 5, 2009, the last day of PepsiCo’s 2009 fiscal third quarter. The selected unaudited pro forma condensed combined financial information has been adjusted with respect to certain aspects of the merger and the PAS merger to reflect:

•	the consummation of the merger and the PAS merger;

•	the elimination of related party transactions between PepsiCo and PBG;

•	the elimination of related party transactions between PepsiCo and PAS;

•

changes in assets and liabilities (as disclosed in more detail elsewhere in this proxy statement/prospectus) to record their preliminary estimated fair values at the date of the closing of the merger and the PAS merger and changes in certain expenses resulting therefrom; and

•	additional indebtedness, including, but not limited to, debt issuance costs and interest expense, incurred in connection with the merger and the PAS merger.

The selected unaudited pro forma condensed combined financial information was prepared in accordance with the acquisition method of accounting under existing United States generally accepted accounting principles, or GAAP standards, and the regulations of the SEC, and is not necessarily indicative of the financial position or results of operations that would have occurred if the merger and the PAS merger had been completed on the dates indicated, nor is it indicative of the future operating results or financial position of PBG and PepsiCo or of PBG, PAS and PepsiCo. Assumptions and estimates underlying the pro forma adjustments are described in the notes accompanying the unaudited pro forma condensed combined financial information, which should be read in connection with the selected unaudited pro forma condensed combined financial information. The accounting for the merger and the PAS merger is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Due to the fact that the selected unaudited pro forma condensed combined financial information has been prepared based upon preliminary estimates, the final amounts recorded for the merger and the PAS merger may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed.

The selected unaudited pro forma condensed combined statements of income exclude the impact of PAS’ discontinued operations and do not reflect future events that may occur after the merger and the PAS merger, including, but not limited to, the anticipated realization of ongoing savings from operating synergies. It also does not give effect to certain one-time charges PepsiCo expects to incur in connection with the transaction, including, but not limited to, charges that are expected to achieve ongoing cost savings and synergies. The merger and the PAS merger are expected to create aggregate annual pre-tax synergies of $300 million by 2012 largely due to greater cost efficiency and also improved revenue opportunities.

In addition, the selected unaudited pro forma condensed combined statements of income exclude an estimated gain resulting from remeasuring PepsiCo’s previously held equity interests in PBG and PAS, and certain of their affiliates, from book value to fair value. This estimated gain is reflected as a pro forma adjustment to goodwill and retained earnings in the selected unaudited pro forma condensed combined balance sheet. See Note 11 accompanying the unaudited pro forma condensed combined financial information.

	Pro Forma PEP+PBG		Pro Forma PEP+PBG+PAS
(in millions, except per share amounts)	36 Weeks Ended	Full Year	36 Weeks Ended	Full Year
	September 5, 2009	2008	September 5, 2009	2008
Summary of Net Revenue and Income
Net revenue	$37,327	$54,108	$40,038	$58,008
Income from continuing operations attributable to PepsiCo, PBG and PAS	$4,978	$5,253	$5,080	$5,413
Income from continuing operations attributable to PepsiCo, PBG and PAS per common share—basic	$3.10	$3.24	$3.13	$3.30
Income from continuing operations attributable to PepsiCo, PBG and PAS per common share—diluted	$3.06	$3.18	$3.09	$3.24
Period-End Financial Position
Total assets	$56,494		$63,452
Long-term debt	$16,060		$19,249
Common shareholders’ equity	$19,058		$20,636
Preferred stock	$41		$41
Outstanding Shares
Weighted-average common shares outstanding—diluted	1,626	1,654	1,645	1,673

Comparative Per Share Data

The following table sets forth selected historical per share information of PepsiCo, PBG and PAS and unaudited pro forma combined per share information after giving effect to the merger and after giving effect to the PAS merger, under the acquisition method of accounting, assuming that 0.6432 of a share of PepsiCo common stock had been issued in exchange for 50% of the outstanding shares of PBG common stock and PBG Class B common stock not held by PepsiCo or any of its subsidiaries and that 0.5022 of a share of PepsiCo common stock had been issued in exchange for 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries. The acquisition method of accounting is based on Statement of Financial Accounting No. 141R (SFAS No. 141R), Business Combinations, as amended, which PepsiCo adopted at the beginning of its 2009 fiscal year, and uses the fair value concepts defined in SFAS No. 157, Fair Value Measurements, as amended, which PepsiCo has adopted as required. SFAS No. 141R, as amended, requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The acquisition accounting for the merger and the PAS merger is dependent upon certain valuations of PBG’s and PAS’ assets and liabilities and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the respective pro forma adjustments reflect the assets and liabilities of PBG and PAS at their preliminary estimated fair values. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma combined per share information set forth in the following table.

In accordance with the requirements of the SEC, the pro forma and pro forma equivalent per share information gives effect to the merger and the PAS merger as if the merger and the PAS merger had been effective on December 30, 2007, the first day of PepsiCo’s 2008 fiscal year, in the case of income from continuing operations and dividends paid data, and September 5, 2009, the last day of PepsiCo’s 2009 fiscal third quarter, in the case of book value per share data. You should read this information in conjunction with the selected historical financial information included elsewhere in this proxy statement/prospectus, the historical financial statements of PepsiCo and PBG and related notes that are incorporated in this proxy statement/prospectus by reference and the historical financial statements of PAS that have been filed with the SEC. See “Selected Consolidated Financial Data of PepsiCo” beginning on page 14 of this proxy statement/prospectus, “Selected Consolidated Financial Data of PBG” beginning on page 15 of this proxy statement/prospectus and “Where You Can Find More Information” beginning on page 209 of this proxy statement/prospectus. The unaudited PepsiCo pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 147 of this proxy statement/prospectus. The historical per share information below is derived from audited financial statements as of, and for the fiscal year ended December 27, 2008 for each of PepsiCo and PBG and as of, and for the fiscal year ended January 3, 2009 for PAS, and unaudited condensed consolidated financial statements as of, and for the 36 weeks ended September 5, 2009, for each of PepsiCo and PBG, and as of, and for the first nine months ended October 3, 2009 for PAS. The unaudited pro forma PBG and PAS per share equivalents are calculated by multiplying the unaudited PepsiCo pro forma combined per share amounts by the exchange ratio of 0.6432 for PBG and 0.5022 for PAS. The exchange ratio does not include the cash portion of the merger consideration of $36.50 per share for PBG and $28.50 per share for PAS.

The unaudited pro forma combined per share information does not purport to represent what the actual results of operations of PepsiCo, PBG and PAS would have been had the companies been combined during these periods or to project PepsiCo’s, PBG’s and PAS’ results of operations that may be achieved after the merger and the PAS merger.

	PepsiCo Historical	PBG Historical	Pro forma Combined PepsiCo and PBG	Per Equivalent PBG Share(6)	PAS Historical(2)	Pro forma Combined PepsiCo and PBG and PAS	Per Equivalent PBG Share(3,6)
As of and for the 36 Weeks Ended September 5, 2009
Per common share data:
Income from continuing operations
Basic	$2.90	$2.44	$3.10	$1.99	$1.20	$3.13	$2.01
Diluted	$2.87	$2.39	$3.06	$1.97	$1.18	$3.09	$1.99
Cash Dividends(4)	$1.325	$0.53	N/A	N/A	$0.42	N/A	N/A
Book Value(5)	$9.87	$9.33	$11.86	$7.63	$13.45	$12.70	$8.17
As of and for the Year Ended 2008(1)
Per common share data:
Income from continuing operations
Basic	$3.26	$0.75	$3.24	$2.08	$1.88	$3.30	$2.12
Diluted	$3.21	$0.74	$3.18	$2.05	$1.85	$3.24	$2.08
Cash Dividends(4)	$1.65	$0.65	N/A	N/A	$0.54	N/A	N/A
Book Value(5)	$7.86	$6.35	N/A	N/A	$12.72	N/A	N/A

(1)	The fiscal year end of PepsiCo and PBG is the last Saturday before December 31. The fiscal year end of PAS is the closest Saturday to December 31.
(2)	PAS historical data is shown as of the first nine months ended October 3, 2009 or the fiscal year ended January 3, 2009, as applicable.
(3)	Assumes completion of both the merger and the PAS merger.
(4)	The dividend policy of PepsiCo will be determined subsequent to the closing of the transaction.
(5)	Amount is calculated by dividing shareholders’ equity by common shares outstanding.
(6)	Amount is calculated by multiplying the pro forma combined per share by the exchange ratio of 0.6432.

Comparative Stock Prices and Dividends

The following table sets forth, for the periods indicated, the intra-day high and low sales prices per share for PepsiCo common stock and PBG common stock as reported on the New York Stock Exchange, which is the principal trading market for PepsiCo common stock and PBG common stock, and the cash dividends declared per share of PepsiCo common stock and PBG common stock.

	PepsiCo			PBG
	High	Low	Cash Dividend	High	Low	Cash Dividend
2009(1):
Third Quarter	$59.64	$52.11	$0.450	$36.57	$32.52	$0.18
Second Quarter	56.95	47.50	0.450	34.83	19.59	0.18
First Quarter	56.93	43.78	0.425	23.76	16.82	0.17

2008(2):
Fourth Quarter	$75.25	$49.74	$0.425	$33.13	$15.78	$0.17
Third Quarter	70.83	63.28	0.425	31.97	26.02	0.17
Second Quarter	72.35	64.69	0.425	35.10	30.40	0.17
First Quarter	79.79	66.30	0.375	42.02	31.53	0.14

2007(3):
Fourth Quarter	$79.00	$68.02	$0.375	$43.38	$34.72	$0.14
Third Quarter	70.25	64.25	0.375	36.76	32.35	0.14
Second Quarter	69.64	62.57	0.375	35.23	31.55	0.14
First Quarter	65.54	61.89	0.300	32.54	30.13	0.11

(1)	For each of PepsiCo and PBG, 2009 data is shown as of the quarterly periods ended September 5, 2009 (Third Quarter), June 13, 2009 (Second Quarter) and March 21, 2009 (First Quarter).
(2)	For each of PepsiCo and PBG, 2008 data is shown as of the quarterly periods ended December 27, 2008 (Fourth Quarter), September 6, 2008 (Third Quarter), June 14, 2008 (Second Quarter) and March 22, 2008 (First Quarter).
(3)	For each of PepsiCo and PBG, 2007 data is shown as of the quarterly periods ended December 29, 2007 (Fourth Quarter), September 8, 2007 (Third Quarter), June 16, 2007 (Second Quarter) and March 24, 2007 (First Quarter).

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	When and where is the special meeting?

A:	The special meeting of stockholders of The Pepsi Bottling Group, Inc. (“PBG”) will take place on Wednesday, February 17, 2010, at 11:00 a.m., Eastern Time, at PBG Worldwide Headquarters, One Pepsi Way, Somers, New York 10589.

Q:	What is happening at the special meeting?

A:	At the special meeting, stockholders of PBG will be asked (1) to consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated as of August 3, 2009 (which, as amended from time to time, is referred to in this proxy statement/prospectus as the merger agreement), among PBG, PepsiCo, Inc. (“PepsiCo”) and Pepsi-Cola Metropolitan Bottling Company, Inc. (“Metro”), a wholly-owned subsidiary of PepsiCo, under which, at the effective time of the merger, each outstanding share of PBG common stock not held by PepsiCo or any of its subsidiaries, and with respect to which appraisal rights have not been properly exercised and perfected under the Delaware General Corporation Law, which is referred to in this proxy statement/prospectus as Delaware law, will be converted into the right to receive the merger consideration as described in this proxy statement/prospectus; and (2) to transact any other business that may properly come before the special meeting or any adjournments or postponements of that meeting.

Q:	What will happen in the merger?

A:	In the merger, PBG will be merged with and into Metro, a wholly owned subsidiary of PepsiCo. Metro will be the surviving corporation in the merger.

Q:	How does the merger relate to PepsiCo’s proposed acquisition of PepsiAmericas, Inc.?

A:	On August 3, 2009, PepsiCo, PepsiAmericas, Inc. (“PAS”) and Metro entered into an Agreement and Plan of Merger, which, as amended from time to time, is referred to in this proxy statement/prospectus as the PAS merger agreement, pursuant to which PAS will be merged with and into Metro, with Metro as the surviving corporation in the merger, which is referred to in this proxy statement/prospectus as the PAS merger. Concurrently with the filing of this proxy statement/prospectus, PepsiCo and PAS are filing a proxy statement/prospectus in connection with the PAS merger that will be mailed to stockholders of PAS. The PAS merger is a separate transaction; however, the satisfaction of specified conditions in the merger agreement, to the extent they relate to antitrust and competition laws, is a condition to the completion of the PAS merger. Other than satisfaction of those conditions in the merger agreement relating to antitrust and competition laws, which is a condition to the completion of the PAS merger, the merger and the PAS merger are not cross-conditional, i.e., completion of the PAS merger is not a condition of the merger, and vice-versa.

Q:	What will I receive in the merger?

A:	As a result of the merger, each of your shares of PBG common stock will be converted into the right to receive either 0.6432 of a share of PepsiCo common stock or, at your election, $36.50 in cash, without interest, in each case subject to the proration procedures described below and assuming that you do not properly exercise and perfect appraisal rights in respect of your shares.

Q:	Is it certain that I will receive the form of consideration I choose to receive?

A:

No. PepsiCo will pay $36.50 in cash, without interest, per share of PBG common stock for 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries and issue 0.6432 of a share of PepsiCo common stock per share of PBG common stock for the remaining 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries, which is referred to in this proxy statement/prospectus as the 50% cash/50% stock allocation. If the total number of shares of

PBG common stock for which a valid election to receive cash is made is higher than 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries, a pro rata portion of the shares for which a valid election to receive cash is made, which we refer to as cash election shares in this proxy statement/prospectus, will be converted into the right to receive PepsiCo common stock in order to provide for an aggregate 50% cash/50% stock allocation among all outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries. If the total number of shares of PBG common stock for which a valid election to receive cash is made is lower than 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries, a pro rata portion of the shares for which no valid cash election is made will be converted into the right to receive cash in order to provide for an aggregate 50% cash/50% stock allocation among all outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries. Additionally, the actual number of shares of PBG common stock as to which a valid election to receive cash has been made will reflect a reduction for the number of shares of PBG common stock with respect to which appraisal rights have been properly exercised and perfected under Delaware law immediately prior to the effective time of the merger. Accordingly, there is no assurance that you will receive the form of consideration that you choose to receive with respect to all of the shares of PBG common stock you hold. The treatment of shares of PBG common stock and PBG Class B common stock owned by PepsiCo or any of its subsidiaries will not affect the 50% cash/50% stock allocation.

Illustrative Examples of Proration

For illustrative purposes only, the following examples describe the application of the proration provisions of the merger agreement in the case of an oversubscription of cash election shares and in the case of an undersubscription of cash election shares. Solely for the purposes of these examples, it is assumed that 10,000,000 shares of PBG common stock held by holders other than PepsiCo and its subsidiaries were outstanding at the time of the proration calculation, resulting in a cash election number of 5,000,000 (50% of 10,000,000). It is also assumed that there were no shares with respect to which appraisal rights had been properly exercised and perfected under Delaware law.

Example 1 (100% Cash Elections)

Assume that valid cash elections are received with respect to all 10,000,000 of the outstanding shares of PBG common stock. Because PepsiCo will pay cash for a number of shares equal to 50% (or 5,000,000) of such outstanding shares of PBG common stock, 5,000,000 of the 10,000,000 cash election shares (or 50% of the cash election shares) would be converted into the right to receive 0.6432 shares of PepsiCo common stock per share of PBG common stock instead of cash.

Further assume that Stockholder A holds 1,600 shares of PBG common stock. Stockholder A would receive cash for each of 800 (or 50%) of her shares of PBG common stock and 0.6432 shares of PepsiCo common stock for each of the remaining 800 (or 50%) of her shares of PBG common stock.

Example 2 (Oversubscription of Cash Election Shares)

Assume that valid cash elections are received with respect to 6,000,000 shares (60% of the outstanding shares) of PBG common stock. Because PepsiCo will pay cash for a number of shares equal to 50% (or 5,000,000) of such outstanding shares of PBG common stock, 1,000,000 of the 6,000,000 cash election shares (or 16.66% of the cash election shares) would be converted into the right to receive 0.6432 shares of PepsiCo common stock per share of PBG common stock instead of cash.

Application of proration:

•

Partial Cash Election. Assume that Stockholder A holds 1,600 shares of PBG common stock and makes a valid cash election with respect to 960 (or 60%) of her shares, leaving 640 shares as non-electing shares. Pursuant to the proration procedure, 16.66% of her cash election shares (or 160 out of 960 shares) will be converted into the right to receive 0.6432 shares of PepsiCo common stock per share of PBG common stock. All 640 of Stockholder A’s non-electing shares will be converted into the right to receive 0.6432 shares of PepsiCo common stock per share of PBG common stock. Stockholder A would therefore receive cash for 800 (or 50%) of her shares of PBG common stock and 0.6432 shares of PepsiCo common stock for each of the remaining 800 of her shares of PBG common stock.

•

Complete Cash Election. Assume that Stockholder B holds 1,600 shares of PBG common stock and makes a valid cash election with respect to all 1,600 of her shares. Stockholder B would receive 0.6432 shares of PepsiCo common stock for each of 267 (or 16.66%) of her shares of PBG common stock and cash for the remaining 1,333 (or 83.34%) of her shares of PBG common stock.

•

No Election. Assume that Stockholder C holds 1,600 shares of PBG common stock and does not make a cash election for any of his shares, leaving all 1,600 of his shares as non-electing shares. All of Stockholder C’s shares will each be converted into the right to receive 0.6432 shares of PepsiCo common stock, and Stockholder C will not receive any cash.

Example 3 (Subscription of Cash Election Shares Equals 50%)

Assume that valid cash elections are received with respect to 5,000,000 (or 50%) of the outstanding shares of PBG common stock. Because the number of cash election shares is equal to 50% of the shares of PBG common stock outstanding, no proration will be required and all cash election shares will be converted into the right to receive cash and all non-electing shares will be converted into the right to receive PepsiCo common stock, resulting in the 50% cash/50% stock allocation.

Example 4 (Undersubscription of Cash Election Shares)

Assume that valid cash elections are received with respect to 2,000,000 (or 20%) of the outstanding shares of PBG common stock. Because PepsiCo will pay cash for a number of shares equal to 50% of such outstanding shares of PBG common stock, 3,000,000 of the 8,000,000 non-electing shares (or 37.5% of the non-electing shares) will be converted into the right to receive cash.

Application of proration:

•

Partial Cash Election. Assume that Stockholder A holds 1,600 shares of PBG common stock and makes a valid cash election with respect to 800 (or 50%) of her shares, leaving 800 shares as non-electing shares. Pursuant to the proration procedure, Stockholder A will receive cash for those 800 shares as well as cash for 37.5% of her non-electing shares (or 300 out of 800 shares). Stockholder A will therefore receive cash for 1,100 (or 68.75%) of her shares of PBG common stock and 0.6432 shares of PepsiCo common stock for each of the remaining 500 of her shares of PBG common stock.

•

Complete Cash Election. Assume that Stockholder B holds 1,600 shares of PBG common stock and makes a valid cash election with respect to all 1,600 of her shares. Because cash elections are undersubscribed, all of Stockholder B’s shares will be converted into cash as elected.

•

No Election. Assume that Stockholder C holds 1,600 shares of PBG common stock and does not make a cash election for any of his shares, leaving all 1,600 shares as non-electing shares. Pursuant to the proration procedure, Stockholder C will receive cash for 600 (or 37.5%) of his 1,600 shares and 0.6432 shares of PepsiCo common stock for each of the remaining 1,000 of his shares of PBG common stock.

Example 5 (No Cash Elections)

Assume that no valid cash elections are received. Because PepsiCo will pay cash for a number of shares equal to 50% (or 5,000,000) of the outstanding shares of PBG common stock, 5,000,000 of the 10,000,000 shares (or 50% of the shares) would be converted into the right to receive 0.6432 shares of PepsiCo common stock per share of PBG common stock instead of cash.

Further assume that Stockholder A holds 1,600 shares of PBG common stock. Stockholder A would receive 0.6432 shares of PepsiCo common stock for each of 800 (or 50%) of her shares of PBG common stock and cash for the remaining 800 (or 50%) of her shares of PBG common stock.

Q:	How do I elect cash as the form of consideration I prefer to receive in the merger for some or all of my shares?

A:	An election form and letter of transmittal and instructions will be mailed no more than 40 business days and no fewer than 15 business days before the anticipated effective time of the merger to holders of record of PBG common stock as of two business days before the mailing date. An election to receive cash will only be effective if received from a record holder no later than 5:00 p.m. New York, NY time on the third business day prior to the effective time of the merger. PepsiCo will publicly announce the deadline for the receipt of election forms from holders of record of PBG stock as soon as practicable but in no event later than eight business days prior to the effective time of the merger. Record holders may also choose to complete the optional cash allocation addendum to the election form and letter of transmittal if you wish to elect to designate the priority in which your shares are to be exchanged for cash. If you do not wish to elect to receive cash, you should not complete the election form and letter of transmittal.

If you own shares of PBG common stock in “street name” through a broker or other financial institution and you wish to make an election to receive cash, you will receive or should seek instructions from the institution holding your shares concerning how to make your election. Any instructions must be given to your broker or other financial institution sufficiently in advance of the election deadline for record holders in order to allow your broker or financial institution sufficient time to cause the record holder of your shares to make an election as described above. Therefore, you should carefully read any materials you receive from your broker. If you instruct a broker to submit an election for your shares, you must follow your broker’s directions for changing those instructions.

All elections are subject to the proration procedures described in the immediately preceding Question and Answer. If you do not make a valid election to receive cash, you will be deemed to have made an election to receive, and will receive, PepsiCo common stock for all of your shares of PBG common stock, subject to the proration procedures described above.

Questions regarding the election to receive cash should be directed to:

Morrow & Co., LLC

470 West Ave.

Stamford, CT 06902

Telephone (PBG stockholders, toll-free): 1-800-607-0088

Telephone (banks and brokerage firms, toll-free): 1-800-662-5200

Q:	How do I elect PepsiCo common stock as the form of consideration I prefer to receive in the merger?

A:	You do not need to elect to receive PepsiCo common stock. If you do not make a valid election to receive cash, you will be deemed to have made an election to receive, and will receive, shares of PepsiCo common stock for all of your shares of PBG common stock, subject to the proration procedures described above.

Q:	What will PepsiCo and its subsidiaries elect to do with the shares of PBG common stock and PBG Class B common stock that they own?

A:

PepsiCo and its subsidiaries may not make an election to receive cash. Each share of PBG common stock held by PepsiCo or Metro, or by PBG as treasury stock, and each share of PBG Class B common stock held by PepsiCo or Metro, in each case immediately prior to the effective time of the merger, will be canceled, and no payment will be made with respect thereto. Each share of PBG common stock and PBG Class B common stock owned by any subsidiary of PepsiCo other than Metro immediately prior to the effective time of the merger will automatically be converted into the right to receive 0.6432 of a share of PepsiCo common stock.

Q.	What do I do if I want to revoke or change my election to receive cash after I have mailed my signed election form?

A:	If you hold shares in registered form, you may revoke your election to receive cash or change the amount of shares for which you elect to receive cash by sending a signed written notice to The Bank of New York Mellon, the exchange agent, identifying the shares of PBG common stock for which you are revoking your election or, if you are changing your election, by sending a properly completed revised election form. For a notice of revocation or change of an election to be effective, it must be received by the exchange agent prior to the election deadline. If you hold your shares in “street name,” you must follow your broker’s instructions for revoking an election.

Q:	What stockholder vote is necessary to approve the merger?

A:	Adoption of the merger agreement requires the affirmative vote of the holders of (i) a majority of the outstanding voting power of the shares of PBG common stock and PBG Class B common stock entitled to vote, voting as a single class (each share of PBG Class B common stock carries 250 votes and all of the outstanding shares of PBG Class B common stock are held by PepsiCo and its subsidiaries), and (ii) a majority of the votes cast by the holders of outstanding shares of PBG common stock entitled to vote, voting separately as a class.

PepsiCo has agreed under the merger agreement that it will vote or cause to be voted all shares of PBG common stock and PBG Class B common stock beneficially owned by it or any of its subsidiaries (including Metro) in favor of the proposal to adopt the merger agreement. As of the record date, PepsiCo or its subsidiaries owned 70,066,458 shares of PBG common stock and 100,000 shares of PBG Class B common stock, representing 100% of the outstanding shares of PBG Class B common stock, approximately 38.6% of the combined voting power of the outstanding shares of PBG common stock and PBG Class B common stock, and approximately 31.7% of the outstanding shares of PBG common stock entitled to vote. PepsiCo has stated publicly that it is unwilling to sell its shares of PBG common stock or PBG Class B common stock or vote such shares in favor of a transaction with a third party.

Q:	Does PBG’s board of directors recommend that stockholders approve the merger?

A:	Yes. The board of directors of PBG (which is referred to in this proxy statement/prospectus as the PBG Board), by actions taken without the participation of the two directors affiliated with PepsiCo and after giving consideration to the unanimous recommendation of a special committee comprised entirely of independent directors (which is referred to in this proxy statement/prospectus as the PBG Special Committee) and the approval of the audit and affiliated transactions committee of PBG, recommends that PBG’s stockholders vote “FOR” approval of the proposal to adopt the merger agreement. The PBG Special Committee reached its recommendation following consultation with independent legal and financial advisors and consideration of a number of other factors. See “Special Factors—Background of the Merger” and “Special Factors—Recommendation of the PBG Special Committee and the PBG Board as to Fairness of the Merger.”

Q.	How do I change my vote after I have mailed my signed proxy card?

A:	You may change your vote at any time before your proxy is voted by revoking your proxy in any of the following ways:

•	sending the Secretary of PBG a written notice revoking the proxy prior to the date of the special meeting at the address provided elsewhere in this proxy statement/prospectus;

•	submitting, prior to the date of the special meeting, a duly executed proxy with a later date;

•	attending the special meeting and voting in person at the special meeting (your attendance at the special meeting will not, by itself, revoke your proxy; you must vote in person at the meeting); or

•	if you have instructed a broker, bank or other nominee to vote your shares, following the directions received from your broker, bank or other nominee.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	If you do not provide your broker with instructions on how to vote your shares held in “street name,” your broker will not be permitted to vote your shares on the proposal to adopt the merger agreement. You should therefore instruct your broker how to vote your shares. Failure to instruct your broker how to vote your shares will be the equivalent of voting against approval of the proposal to adopt the merger agreement.

Q:	Will I be allowed to vote shares allocated to my account in PBG’s 401(k) plan and elect the form of consideration I prefer to receive?

A:	Yes. If you are a current or former PBG employee with shares allocated to your accounts under the PBG 401(k) Savings Program or the PBG 401(k) Program, you will receive information explaining the procedures by which you can instruct the trustee of the plan to vote the shares allocated to your account and how to submit an election on the form of consideration you prefer to receive for such shares. You also will receive information about a special election, which is made before the effective time of the merger, to reinvest the consideration you receive for such shares into one or more of the plan’s investment choices, including a fund that invests in PepsiCo common stock. If you do not give voting instructions in respect of the approval of the adoption of the merger agreement to the plan trustee by mailing your proxy card or voting by telephone or by the Internet, the trustee will vote shares allocated to your accounts under the plans in the same proportion as shares held in that plan for which voting instructions were timely received.

Q:	When do you expect to complete the merger?

A:	As of the date of this proxy statement/prospectus, the merger is expected to be completed by the end of the first quarter of 2010. However, no assurance can be provided as to when or if the merger will occur. The required votes of PBG’s stockholders to adopt the merger agreement at the special meeting, as well as the necessary regulatory consents and approvals, must first be obtained and certain other conditions specified in the merger agreement must be satisfied or, to the extent permissible, waived.

Q:	Is completion of the merger subject to any conditions?

A:	Yes. In addition to approval of the proposal to adopt the merger agreement by (i) a majority of the outstanding voting power of the shares of PBG common stock and PBG Class B common stock entitled to vote, voting as a single class, and (ii) a majority of the votes cast by the holders of outstanding shares of PBG common stock entitled to vote, voting separately as a class, completion of the merger requires the receipt of the necessary regulatory consents and approvals, and the satisfaction or, to the extent permissible, waiver, of other conditions specified in the merger agreement. The completion of the merger is not conditioned upon completion of the PAS merger.

Q:	Am I entitled to appraisal rights?

A:

Yes. Under Delaware law, record holders of PBG common stock who do not vote in favor of the proposal to adopt the merger agreement will be entitled to seek appraisal rights in connection with the merger, and if the merger is completed, obtain payment in cash equal to the fair value of their shares of PBG common stock as determined by the Court of Chancery of the State of Delaware, instead of the merger consideration. To exercise your appraisal rights, you must strictly follow the procedures prescribed by Delaware law. These procedures are summarized in this proxy statement/prospectus. In addition, the text of the applicable provisions of Delaware law is included as Appendix D to this proxy statement/prospectus. Failure to strictly comply with these provisions will result in a loss of the right of appraisal.

Q:	What do I need to do now?

A:	After you have carefully read and considered the information presented in this proxy statement/prospectus, you may vote by mail, by telephone, through the Internet or by attending the special meeting and voting in person. If you choose to vote by mail, you should complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope so that your shares are represented at the special meeting. If you are a record holder you will separately receive an election form and letter of transmittal and instructions that you can complete if you want to elect cash as the form of consideration that you receive and if you hold your PBG shares in “street name” through a broker or other financial institution and you wish to make an election to receive cash, you will receive or should seek instructions from the institution holding your shares concerning how to make your election. Record holders may also choose to complete the optional cash allocation addendum to the election form and letter of transmittal if you wish to elect to designate the priority in which your shares are to be exchanged for cash.

Q:	When should I send in my stock certificates?

A:	If you make a cash election, you must send the stock certificates representing the shares of PBG common stock with respect to which you have made a cash election only with your completed election form and letter of transmittal. Do not send in your stock certificates until you have received and completed an election form and letter of transmittal. If you do not make a cash election with respect to all of your shares, you will receive a letter of transmittal from the exchange agent promptly after the completion of the merger with instructions for sending in your stock certificates.

Q:	What if I cannot locate my stock certificates?

A:	If a certificate for PBG common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification. The posting of a bond in a reasonable amount may also be required.

Q:	Who can I call with questions about the special meeting or the merger or to obtain additional information about PepsiCo and PBG?

A:	You may contact PBG’s proxy solicitor, Morrow & Co., LLC, at 1-800-607-0088 (from the United States or Canada) (banks and brokerage firms call toll-free 1-800-662-5200).

SPECIAL FACTORS

General

This document is being provided to holders of PBG common stock in connection with the solicitation of proxies by the PBG Board to be voted at the special meeting, and at any adjournments or postponements of such meeting. At the special meeting, PBG will ask its stockholders to vote upon a proposal to adopt the Agreement and Plan of Merger dated as of August 3, 2009, as amended from time to time, among PepsiCo, PBG and Metro, and any other matters that are properly brought before the meeting.

The merger agreement provides for the merger of PBG with and into Metro, with Metro continuing as the surviving corporation. A copy of the merger agreement is attached as Appendix A to this proxy statement/prospectus. You are urged to read the merger agreement in its entirety because it is the legal document that governs the merger. For additional information about the merger, see “The Merger Agreement—Structure of the Merger” beginning on page 127 of this proxy statement/prospectus.

The PAS Merger

Concurrently with the entry into the merger agreement, PepsiCo, PAS and Metro entered into the PAS merger agreement, pursuant to which PAS will be merged with and into Metro, with Metro as the surviving corporation. Concurrently with the filing of this proxy statement/prospectus, PepsiCo and PAS are filing a proxy statement/prospectus in connection with the PAS merger that will be mailed to stockholders of PAS. The PAS merger is a separate transaction. Completion of the merger is not conditioned upon completion of the PAS merger. See “The PAS Merger” beginning on page 28 of this proxy statement/prospectus.

Background of the Merger

As part of the continuous monitoring and evaluation of its business performance and planning, PepsiCo, among other things, regularly monitors competitors’ activities, considers its own business lines, and evaluates potential strategic options and transactions, including with respect to its relationships with its bottlers. In connection with this monitoring and evaluation, since the initial public offering of PBG in 1999 and the merger of the former PepsiAmericas, Inc. with Whitman Corporation in 2000, PepsiCo has considered, from time to time, numerous strategic options and transactions with respect to its relationships with PBG and PAS.

After PBG’s initial public offering in 1999, PepsiCo retained a non-controlling equity interest in PBG representing approximately 35.4% of the shares of PBG common stock and 100% of shares of PBG Class B common stock. As of the record date, PepsiCo and its subsidiaries collectively own approximately 31.7% of the outstanding shares of PBG common stock and 100% of the shares of PBG Class B common stock, representing approximately 38.6% of the combined voting power of the outstanding shares of common stock and Class B common stock of PBG. PepsiCo also owns approximately 6.6% of the outstanding shares of Bottling Group, LLC, PBG’s principal operating subsidiary.

In May 1999, PepsiCo combined certain of its bottling operations with Whitman Corporation, retaining a non-controlling ownership interest of approximately 38%. In October 1999, PepsiCo formed a business venture with Pohlad Companies, through which PepsiCo retained a non-controlling ownership interest of approximately 24% in the former PepsiAmericas, Inc. In November 2000, the former PepsiAmericas, Inc. merged with Whitman Corporation. After that merger, PepsiCo owned approximately 37% of the combined bottler which then changed its named to PAS. As of the date of this proxy statement/prospectus, PepsiCo and its subsidiaries (including Metro) own approximately 43.4% of the outstanding common stock of PAS.

PBG and PAS are party to several commercial agreements with PepsiCo, under which, among other things, PBG and PAS are granted the exclusive right to manufacture, sell and distribute beverage products of PepsiCo in authorized containers and to use the related trade names and trademarks in specified territories. For additional details and information concerning the Master Bottling Agreement, see “Related Party Transactions” beginning on page 188 of this proxy statement/prospectus. In addition, John C. Compton and Cynthia M. Trudell, PepsiCo employees, are members of the PBG Board. See “Directors and Executive Officers of PBG” beginning on page 172 of this proxy statement/prospectus.

Based on its continuous monitoring and evaluation of its business performance and planning, PepsiCo concluded that the changing dynamics of the North American liquid refreshment beverage business required a more flexible, efficient and competitive system that would enhance performance and drive growth across the full range of PepsiCo beverage brands. The changing dynamics of the North American liquid refreshment beverage business include the emergence of new competitors, increasing consolidation of retail customers, the emergence of non-carbonated drinks, which have different economics and different distribution systems than carbonated soft drinks, and an increase in product diversification as health and wellness offerings become a larger part of the beverage portfolio. As a result, PepsiCo began to consider various strategic options and transactions, including, among other things, possible business combinations, resetting the terms and conditions of PepsiCo’s relationship with either or both of PBG and PAS and purchasing some or all of the shares that it did not already own of either or both of PBG and PAS. In certain cases, PepsiCo’s internal deliberations on these matters led to preliminary discussions with and among senior management of PBG and PAS and their respective representatives, including discussions between senior management of PepsiCo and PBG in March 2009 regarding the potential synergy opportunities and other benefits of transforming the Pepsi bottling system, although none subsequently led to an agreement.

On November 20, 2008, Indra K. Nooyi, PepsiCo’s Chairman and Chief Executive Officer, met with representatives of Centerview Partners and BofA Merrill Lynch to discuss the merits of various strategic options for PepsiCo, including the potential acquisitions of PBG and PAS. Shortly after the meeting, PepsiCo began considering the merits of the potential acquisitions of PBG and PAS. On or about November 23, 2008, Ms. Nooyi requested that the Centerview Partners and BofA Merrill Lynch representatives further evaluate the potential acquisitions.

During the period from November 20, 2008 to January 9, 2009, senior executives of PepsiCo participated in several meetings and teleconferences with representatives of Centerview Partners, BofA Merrill Lynch and Davis Polk & Wardwell LLP, legal advisor to PepsiCo, which is referred to in this proxy statement/prospectus as Davis Polk, to discuss PepsiCo’s strategic options, including the potential acquisitions of PBG and PAS. In particular, senior officers of PepsiCo met with representatives of Centerview Partners, BofA Merrill Lynch and Davis Polk on December 6, 2008 to discuss tactical, strategic and logistical issues associated with the potential acquisitions by PepsiCo of PBG and PAS. From December 12, 2008 through January 3, 2009, representatives of PepsiCo and its legal and financial advisors held periodic meetings in person and via teleconference to discuss the potential acquisitions by PepsiCo of PBG and PAS. During this period, PepsiCo senior management began to believe that the potential acquisitions of PAS and PBG were superior to certain of its other strategic options with respect to PepsiCo’s bottling system. In particular, PepsiCo senior management thought that the potential acquisitions were less complicated and a more robust way to address the changing dynamics of the North American liquid refreshment beverage business than its other strategic options with respect to PAS and PBG, including resetting the terms and conditions of PepsiCo’s relationships with PAS and PBG.

On December 22, 2008 and December 23, 2008, certain members of PepsiCo’s board of directors, together with representatives of PepsiCo’s financial and legal advisors, met to discuss, among other things, the potential acquisitions of PBG and PAS. On January 2, 2009 and January 3, 2009, representatives of PepsiCo and its legal and financial advisors participated in various meetings and teleconferences relating to the potential acquisitions of PBG and PAS in preparation for a PepsiCo board of directors meeting scheduled for January 4, 2009.

At a meeting of PepsiCo’s board of directors on January 4, 2009, the PepsiCo board of directors, among other things, received presentations from PepsiCo’s senior executives and representatives of Centerview Partners and BofA Merrill Lynch regarding the potential acquisitions of PBG and PAS. At this meeting, PepsiCo’s senior management summarized for the board the future importance of the North American Bottling business to PepsiCo, the limited benefits of the existing franchise model, and management’s view that three strategic options were available to PepsiCo: an acquisition of PAS and PBG, a merger between PAS and PBG or a restructuring of PepsiCo’s relationship with PAS and PBG. Management then recommended pursuing an acquisition of PAS and

PBG because it would produce a leaner, simpler, more flexible enterprise and improve PepsiCo’s operating and strategic effectiveness. Management further identified an estimated $150 million in synergies and possibly an additional $50 to $150 million in other potential synergies that could result from the acquisitions. Representatives of Centerview Partners and BofA Merrill Lynch then presented a preliminary financial analysis of an acquisition of PBG and PAS. See “—Opinion of PepsiCo’s Financial Advisors—Preliminary Financial Analyses” beginning on page 99 of this proxy statement/prospectus. Management recommended that PepsiCo pursue acquiring both PBG and PAS at the same premium (although no specific price was proposed), payable 50% in cash and 50% in stock based upon a fixed exchange ratio, although management stressed that PepsiCo would need to retain flexibility on each of these points and could end up with differing premiums, an all cash or all stock deal or a fixed price exchange ratio (subject to a collar). Management recommended that the two transactions be conditioned upon each other and that each acquisition be subject to approval by a special committee of the target’s board. Management stressed that PepsiCo should communicate that under no circumstances would PepsiCo be willing to entertain a sale of or otherwise dispose of PepsiCo’s stake in PAS or PBG or vote its shares in favor of another transaction. Following a discussion, the PepsiCo board instructed management to continue to evaluate the potential acquisitions. Representatives of PepsiCo and its financial and legal advisors met on January 6, 2009 to discuss PepsiCo’s strategic options, but on or about January 9, 2009 management determined instead to focus its attention on its business and strategic matters unrelated to an acquisition of PAS and PBG. PepsiCo and its advisors did not meet again after that meeting to discuss the potential acquisitions of PBG and PAS until March 2009.

On or around March 18, 2009, as part of its monitoring and evaluation of its business performance and planning, PepsiCo’s management determined to reconsider the potential acquisitions of PBG and PAS. On March 20, 2009, PepsiCo’s board of directors held a meeting at which the independent directors of PepsiCo’s board of directors met with Ms. Nooyi and discussed, among other things, PepsiCo’s recent evaluation of its business performance and planning. During this discussion, Ms. Nooyi and the independent directors determined that PepsiCo should resume its consideration of the potential acquisitions of PAS and PBG.

From April 1, 2009 through April 19, 2009, senior executives of PepsiCo periodically met with representatives of Centerview Partners, BofA Merrill Lynch and Davis Polk to discuss the potential acquisitions of PBG and PAS. On April 10, 2009, certain members of the PepsiCo board of directors, senior management of PepsiCo and representatives of PepsiCo’s financial and legal advisors held a strategy session to discuss the potential acquisitions of PBG and PAS. From April 14, 2009 through April 19, 2009, representatives of PepsiCo and its financial and legal advisors held several meetings to discuss the potential acquisitions of PBG and PAS. These discussions included review of draft letters to the board of directors of PBG and the board of directors of PAS and various communications materials.

On the morning of April 19, 2009, the PepsiCo board of directors met and, among other things, received presentations from PepsiCo’s senior executives and representatives of Centerview Partners and BofA Merrill Lynch regarding the potential acquisitions. At this meeting, PepsiCo management summarized for the board the future importance of the North American Bottling business to PepsiCo, the significant changes in the North American beverage markets that were placing pressure on PepsiCo’s North American beverage business and limiting system profit growth, the limited benefits of the existing franchise model and significant costs of system misalignment and management’s view that an acquisition of PAS and PBG was the recommended way to address these issues instead of a merger between PAS and PBG or a restructuring of PepsiCo’s relationship with PAS and PBG because an acquisition of PAS and PBG would produce a leaner, simpler, more flexible enterprise. Management explained that integration with PAS and PBG would improve operating and strategic effectiveness, improve competitiveness and provide strategic flexibility, and identified more than $200 million in potentially available deal synergies. Management then discussed with the PepsiCo board the risks and operational and organizational challenges that would be present in the transactions and outlined an approach to achieve a smooth integration of the businesses. PepsiCo’s board of directors and management and PepsiCo’s financial advisors also discussed the impact of the proposed transactions on PepsiCo’s earnings per share, earnings per share growth, earnings before interest and taxes growth and top-line revenue growth, as well as the impact of the proposed transactions on the business mix and margins of PepsiCo’s business and the impact to PepsiCo’s return on invested capital, internal rate of return and leverage. PepsiCo’s board of directors and management and PepsiCo’s financial advisors also discussed the pro forma impact of the potential synergies identified by PepsiCo management. Management then described to the board recommended transaction terms, including that PepsiCo acquire both PBG and PAS at the same premium, payable 50% in cash and 50% in stock based upon a fixed exchange ratio, although management stressed that PepsiCo would need to retain flexibility on each of these points and could end up with differing premiums, an all cash transaction or a transaction with a cash election mechanism, or a fixed price exchange ratio (subject to a collar). Management recommended that the two transactions be conditioned upon each other and that each acquisition be subject to approval by a special committee of the target’s board. Management stressed that PepsiCo should clearly communicate that under no circumstances would PepsiCo be willing to entertain a sale of or otherwise dispose of PepsiCo’s stake in PAS or PBG or vote its shares in favor of another transaction. Following discussion, the PepsiCo board of directors authorized PepsiCo’s management to make a proposal to acquire the outstanding shares of PBG that it did not already own for $14.75 in cash and 0.283 shares of PepsiCo common stock per PBG share and to make a proposal to acquire the outstanding shares of PAS that it did not already own for $11.64 in cash and 0.223 shares of PepsiCo common stock per PAS share.

Later on April 19, 2009, Ms. Nooyi separately called Mr. Eric J. Foss, Chairman and Chief Executive Officer of PBG, and Mr. Robert C. Pohlad, Chairman and Chief Executive Officer of PAS, to inform them that PepsiCo intended to make the proposals that were approved by the PepsiCo board of directors.

Shortly thereafter, PepsiCo delivered the following letter to the board of directors of PBG:

April 19, 2009

Board of Directors

The Pepsi Bottling Group, Inc.

One Pepsi Way

Somers, New York 10589

Attention: Eric J. Foss, Chairman and Chief Executive Officer

Gentlemen and Ladies:

I am pleased to write on behalf of the Board of Directors of PepsiCo, Inc. to propose a business combination of PepsiCo and The Pepsi Bottling Group (PBG).

We propose to acquire all of the outstanding shares of PBG common stock not already owned by us at a value of $29.50 per share. Based on current market prices, our proposal represents a 17.1 percent premium over the closing price of the shares of PBG on April 17, 2009 and a 36.0 percent premium over the 30 day average closing price of PBG. At closing, each share of PBG common stock would be converted into $14.75 in cash plus 0.283 shares of PepsiCo common stock, which has a value of $14.75 based on the closing price of PepsiCo common stock of $52.13 on April 17, 2009.

PepsiCo is considering a combination from a strong position financially with continuing solid business fundamentals. We have a strong portfolio, a global footprint, a leadership position in growing categories and an organization committed to excellence across a range of strategic, operational and financial metrics. Our offer includes stock consideration because we believe PBG’s shareholders will benefit from PepsiCo’s long-term equity performance.

PepsiCo has a long history of delivery of industry-leading operating performance. As you know, we have made the transformation of our North American beverage business a top priority. We are excited about the transformation already underway, building on our existing portfolio of distinguished brands through innovation in product, packaging and marketing—while improving our cost structure. The good relationship with PBG has been essential to this overall effort, and we appreciate both the constructive dialogue and the alignment we have reached on our executional plans.

We believe that a combination with PBG would help PepsiCo continue this record of strong performance:

•	Build upon organizational agility to manage a portfolio of brands for growth against a backdrop of changing Liquid Refreshment Beverage dynamics;

•	Provide flexibility across go-to-market systems to optimize revenue, productivity and costs by channel and customer;

•	Facilitate rapid decision-making and speed-to-market; and

•

Create a winning operating culture across the entire system. PepsiCo and PBG both share a common heritage and value system, and we believe a combination will build upon our recent successes to accelerate the transformation of our beverages business.

For these reasons, the combined beverage business would enhance our “Power of One” vision and contribute to a simplified, streamlined and agile beverage system. We at PepsiCo have a tremendous amount of respect for PBG, its superb operating abilities, and its dedicated employees. PBG has built a very strong business over the last decade and is an important partner to PepsiCo.

We have also sent the Board of Directors of PepsiAmericas, Inc. an offer letter. Our willingness to proceed with this proposal is conditioned on the negotiation of definitive documentation with respect to the proposal in that letter (and the ultimate consummation of that transaction), and our willingness to proceed with the proposal in that letter is similarly conditioned on the negotiation of definitive documentation with respect to this proposal (and the ultimate consummation of this transaction).

For the avoidance of doubt, while PepsiCo is interested in this proposed transaction, as a shareholder of PBG, we would not sell or otherwise dispose of our PBG shares in, or vote our PBG shares in favor of, another transaction.

Our proposal is also subject to the negotiation of a definitive merger agreement and satisfaction of the conditions set forth therein, and our having the opportunity to conduct certain limited and confirmatory due diligence. In addition, because a portion of the aggregate merger consideration would consist of PepsiCo common stock, we would provide PBG the opportunity to conduct appropriate limited due diligence with respect to PepsiCo. We are preparing a draft merger agreement that we will provide to you shortly. Our familiarity with PBG will enable us to finalize the merger agreement in an expedited manner.

We expect that PBG will establish a special committee of directors independent from us (or rely upon the Affiliated Transactions Committee) to consider our proposal on behalf of its shareholders and to recommend to its Board of Directors whether to approve the proposal, with legal and financial advisors to assist in its review. We would welcome the opportunity to present our proposal to the special committee as soon as possible.

Because we wish to be sure that our respective shareholders are fully informed about the proposal we are making, our intention is to publicly release the text of this letter before the market opens tomorrow morning.

For the avoidance of doubt, the offer in this letter is an expression of intent only, and shall not create any legally binding obligations. No such obligations shall arise unless and until execution and delivery of mutually acceptable definitive documentation by the parties thereto.

Our entire team looks forward to working with the special committee and its legal and financial advisors to complete a transaction that is attractive to PBG’s non-PepsiCo shareholders. Should you have any questions, please contact us.

Very truly yours,

Indra K. Nooyi

At the same time, PepsiCo delivered the following letter to the board of directors of PAS:

April 19, 2009

Board of Directors

PepsiAmericas, Inc.

4000 RBC Plaza

60 South Sixth Street

Minneapolis, Minnesota 55402

Attention: Robert C. Pohlad, Chairman and Chief Executive Officer

Gentlemen and Ladies:

I am pleased to write on behalf of the Board of Directors of PepsiCo, Inc. to propose a business combination of PepsiCo and PepsiAmericas.

We propose to acquire all of the outstanding shares of PepsiAmericas common stock not already owned by us at a value of $23.27 per share. Based on current market prices, our proposal represents a 17.1 percent premium over the closing price of the shares of PepsiAmericas on April 17, 2009 and a 33.4 percent premium over the 30 day average closing price of PepsiAmericas. At closing, each share of PepsiAmericas common stock would be converted into $11.64 in cash plus 0.223 shares of PepsiCo common stock, which has a value of $11.63 based on the closing price of PepsiCo common stock of $52.13 on April 17, 2009.

PepsiCo is considering a combination from a strong position financially with continuing solid business fundamentals. We have a strong portfolio, a global footprint, a leadership position in growing categories and an organization committed to excellence across a range of strategic, operational and financial metrics. Our offer includes stock consideration because we believe PepsiAmericas’ shareholders will benefit from PepsiCo’s long-term equity performance.

PepsiCo has a long history of delivery of industry-leading operating performance. As you know, we have made the transformation of our North American beverage business a top priority. We are excited about the transformation already underway, building on our existing portfolio of distinguished brands through innovation in product, packaging and marketing - while improving our cost structure. The good relationship with PepsiAmericas has been essential to this overall effort, and we appreciate both the constructive dialogue and the alignment we have reached on our executional plans.

We believe that a combination with PepsiAmericas would help PepsiCo continue this record of strong performance:

•	Build upon organizational agility to manage a portfolio of brands for growth against a backdrop of changing Liquid Refreshment Beverages dynamics;

•	Provide flexibility across go-to-market systems to optimize revenue, productivity and costs by channel and customer;

•	Facilitate rapid decision-making and speed-to-market; and

•

Create a winning operating culture across the entire system. PepsiCo and PepsiAmericas both share a common heritage and value system, and we believe a combination will build upon our recent successes to accelerate the transformation of our beverages business.

For these reasons, the combined beverage business would enhance our “Power of One” vision and contribute to a simplified, streamlined and agile beverage system. We at PepsiCo have a tremendous amount of respect for PepsiAmericas, its superb operating abilities, and its dedicated employees. PepsiAmericas has built a very strong business over the last decade and is an important partner to PepsiCo.

We have also sent the Board of Directors of The Pepsi Bottling Group, Inc. an offer letter. Our willingness to proceed with this proposal is conditioned on the negotiation of definitive documentation with respect to the proposal in that letter (and the ultimate consummation of that transaction), and our willingness to proceed with the proposal in that letter is similarly conditioned on the negotiation of definitive documentation with respect to this proposal (and the ultimate consummation of this transaction).

For the avoidance of doubt, while PepsiCo is interested in this proposed transaction, as a shareholder of PepsiAmericas, we would not sell or otherwise dispose of our PepsiAmericas shares in, or vote our PepsiAmericas shares in favor of, another transaction.

Our proposal is also subject to the negotiation of a definitive merger agreement and satisfaction of the conditions set forth therein, and our having the opportunity to conduct certain limited and confirmatory due diligence. In addition, because a portion of the aggregate merger consideration would consist of PepsiCo common stock, we would provide PepsiAmericas the opportunity to conduct appropriate limited due diligence with respect to PepsiCo. We are preparing a draft merger agreement that we will provide to you shortly. Our familiarity with PepsiAmericas will enable us to finalize the merger agreement in an expedited manner.

We expect that PepsiAmericas will establish a special committee of directors independent from us (or rely upon the Affiliated Transactions Committee) to consider our proposal on behalf of its shareholders and to recommend to its Board of Directors whether to approve the proposal, with legal and financial advisors to assist in its review. We would welcome the opportunity to present our proposal to the special committee as soon as possible. Our proposal is conditioned upon the approval of a majority of the directors of PepsiAmericas that are independent from us.

Because we wish to be sure that our respective shareholders are fully informed about the proposal we are making, our intention is to publicly release the text of this letter before the market opens tomorrow morning. We will also amend our Schedule 13D filing with respect to shares of PepsiAmericas.

For the avoidance of doubt, the offer in this letter is an expression of intent only, and shall not create any legally binding obligations. No such obligations shall arise unless and until execution and delivery of mutually acceptable definitive documentation by the parties thereto.

Our entire team looks forward to working with the special committee and its legal and financial advisors to complete a transaction that is attractive to PepsiAmerica’s non-PepsiCo shareholders. Should you have any questions, please contact us.

Very truly yours,

Indra K. Nooyi

Prior to the opening of the trading market in New York on April 20, 2009, PepsiCo issued a press release announcing the proposals reflected in the letters to PBG and PAS. The press release noted that both proposals were subject to the completion of definitive merger agreements and limited confirmatory due diligence and that each of the proposals was cross-conditioned upon the successful completion of the other transaction. In addition, PepsiCo indicated that it expected that PBG and PAS would each rely upon a committee of independent directors to review the proposals. PepsiCo also filed an amendment to its Schedule 13D filing with the SEC disclosing its April 19 proposal to acquire PAS. Later that day, PBG issued a press release stating that it had received a non-

binding proposal from PepsiCo and that its board of directors would review the proposal carefully and respond in due course. Also on April 20, 2009, PAS issued a press release stating that it had received a non-binding proposal from PepsiCo and that its board of directors would review the proposal carefully and determine the appropriate response in due course and respond in due course.

The PBG Board held a telephonic meeting on April 20, 2009, which was attended by certain members of PBG’s management, as well as representatives from Morgan Stanley and Cravath, Swaine & Moore LLP, which is referred to in this proxy statement/prospectus as Cravath, to discuss PepsiCo’s April 19th proposal and potential next steps in response thereto. Directors Compton and Trudell were not present at the meeting. At that meeting, representatives from Cravath reviewed with the PBG Board its fiduciary obligations under applicable law and discussed with the PBG Board the potential formation of a special committee to evaluate PepsiCo’s proposal. Representatives from Morgan Stanley reviewed the terms of PepsiCo’s proposal, including the fact that it was conditioned upon the successful completion of the proposed transaction in respect of PAS, which was considered by Morgan Stanley to be an implicit acknowledgement by PepsiCo that each company should get the synergy benefits of PepsiCo’s proposed combination. However, the PBG Board recognized that the cross-conditional nature of the proposals created uncertainty. After discussion, the PBG Board formed a Special Committee consisting of the following five independent directors: Barry H. Beracha, Ira D. Hall, Susan D. Kronick, Blythe J. McGarvie and Javier G. Teruel. The PBG Special Committee was formed for the purpose of:

•	evaluating PepsiCo’s proposal;

•	making recommendations to the PBG Board regarding PepsiCo’s proposal and other potential actions; and

•	if determined appropriate by the PBG Board, negotiating a transaction in respect of PepsiCo’s proposal or other alternative transactions.

Mr. Hall was appointed Chairperson of the PBG Special Committee. PBG retained Morgan Stanley to serve as financial advisor after considering Morgan Stanley’s credentials as a financial advisor as well as its potential conflicts of interest as a result of its provision of financial advisory and financing services to PepsiCo in connection with certain of PepsiCo’s share repurchase programs and debt financing transactions. The PBG Special Committee’s authority to negotiate and potentially implement a transaction in respect of PepsiCo’s proposal was limited by the fact that the PBG Board would retain the right to approve or disapprove of any recommendation by the PBG Special Committee. As compensation for their service on the PBG Special Committee, the Chairperson received a retainer of $35,000 and the PBG Special Committee members each received retainers of $20,000. In addition, the Chairperson and the members of the PBG Special Committee are entitled to $1,500 per meeting attended. The compensation for the Chairperson and members of the PBG Special Committee was not, and is not, contingent upon the adoption of the merger agreement and the completion of the merger or any other transaction.

On April 24, PAS announced that it had formed PAS’ transactions committee consisting of all independent directors to review the proposal made by PepsiCo to acquire PAS and that it had retained Goldman Sachs, as its financial advisor, and Briggs and Morgan, P.A., which is referred to in this proxy statement/prospectus as Briggs and Morgan, and Sullivan & Cromwell LLP, which is referred to in this proxy statement/prospectus as Sullivan & Cromwell, as its legal advisors.

Shortly after the announcement of the proposals, several putative stockholder class action lawsuits were filed against various combinations of PepsiCo, PBG, PAS and/or the individual members of the boards of directors of PBG and PAS challenging the proposals and the proposed acquisitions in the Court of Chancery of the State of Delaware, the District Court of the State of Minnesota and the Supreme Court of the State of New York, Counties of Westchester and New York. Ultimately, a total of fourteen putative stockholder class action complaints were filed challenging the proposals and the proposed acquisitions. See “—Certain Litigation Matters” beginning on page 108 of this proxy statement/prospectus.

On April 28, 2009, the PBG Special Committee met to evaluate PepsiCo’s proposal and to determine which, if any, recommendations should be made to the PBG Board. Representatives from Cravath reviewed with the PBG Special Committee the then-current defensive profiles of PBG and potential defensive enhancements available to PBG, including the adoption of a stockholder rights plan and amendments to PBG’s Bylaws providing for additional notice and informational requirements for stockholder actions. Members of PBG’s management and representatives of Morgan Stanley reviewed with the PBG Special Committee PBG’s historical and projected financial performance, potential cost savings available to PBG on a stand-alone basis, potential synergies available in connection with PepsiCo’s proposed acquisition of PBG and PAS, certain strategic alternatives available to PBG, and potential responses to, and next steps regarding, PepsiCo’s proposal. The strategic alternatives considered by the PBG Special Committee included PBG continuing to execute on its current business plan (including consolidating smaller bottlers and seeking further North American growth), PBG engaging in a strategic transaction with PAS, and PBG seeking a sale of the entire company to a third party. Morgan Stanley also expressed its view that the PepsiCo proposal failed to reflect the intrinsic value of PBG, provided an inadequate premium, significantly understated synergies and, due to the cross-conditional nature of the transaction, could result in circular negotiations. Following discussion, the PBG Special Committee unanimously concluded that it should recommend to the PBG Board:

•	that it reject PepsiCo’s proposal as grossly inadequate;

•	that it authorize a stockholder rights plan;

•	that PBG’s Bylaws be amended to provide for additional advance notice and informational requirements for stockholder actions; and

•	that the PBG compensation committee should approve certain retention, change-in-control, severance and other similar arrangements for PBG’s executive officers.

Under the stockholder rights plan recommended by the PBG Special Committee, the PBG Board would authorize and declare a dividend of one right per each share of PBG common stock and PBG Class B common stock to purchase 1/1000th of a share of Series A Preferred Stock of PBG, subject to certain adjustments. These rights would not be exercisable or separately transferable from the PBG common stock or PBG Class B common stock until any stockholder (other than PepsiCo and its affiliates) acquired beneficial ownership of 15% or more of the outstanding PBG common stock, or PepsiCo (or its affiliates) acquired any additional shares of PBG common stock not owned by them on the date of the rights agreement. If either of the foregoing were to occur, the rights would separate from the PBG common stock and PBG Class B common stock and become exercisable, enabling each person other than the 15% stockholder or PepsiCo, as applicable, to purchase shares of PBG common stock or another security at 50% of market price. The rights would be redeemable by the PBG Board, and the rights agreement could be amended unilaterally by the PBG Board, at any time prior to the earlier of a person becoming an “acquiring person” (as defined in the rights agreement) and the expiration of the rights agreement.

The bylaw amendments recommended by the PBG Special Committee introduced a procedural requirement to the fixing of the record date for proposed stockholder actions by written consent by providing that the PBG Board would have 10 days to fix the record date from the date on which a request therefor was received. The proposed bylaw amendments provided that such record date would not be more than 10 days after the date of the adoption of such resolution. In addition, the bylaw amendments contained detailed notice and informational requirements for stockholder proposals at annual and special meetings and required that the same informational requirements applicable to stockholder proposals at annual or special meetings be fulfilled in the case of proposed stockholder actions by written consent.

The retention arrangements proposed by the PBG Special Committee would be effected by written retention agreements with PBG’s executive officers (John Berisford, Victor Crawford, Al Drewes, Eric Foss, Robert King, Yiannis Petrides and Steven Rapp). These retention agreements would provide for payments and benefits in the context of a termination of the executive’s employment by PBG without cause or a resignation by the executive for good reason, in each case during the two-year period following a change in control of PBG. Such payments and benefits would include cash severance of two times salary and target bonus for the year of termination, acceleration and settlement of equity awards, a pro-rated target annual bonus for the year of termination, reimbursement for the cost of up to two years’ of medical, dental and vision benefits, reimbursement up to $50,000 for the cost of outplacement services and, in certain circumstances, special early retirement benefits.

On April 30, 2009, the PBG compensation committee met and discussed the implementation of retention agreements with PBG’s executive officers. The compensation committee received advice from F.W. Cook & Co., Inc., its independent compensation consultant, regarding proposed terms of such arrangements. After discussion, the PBG compensation committee unanimously authorized retention arrangements with PBG’s executive officers pursuant to individual retention agreements to be entered into with each individual officer (and subject to review and approval of such final documentation).

Immediately following the PBG compensation committee meeting on April 30, 2009, the PBG Board convened a telephonic meeting at which the PBG Special Committee presented to the PBG Board its recommendations (discussed above) with respect to PepsiCo’s proposal. Directors Compton and Trudell were not present at the meeting. The PBG Board discussed the substance of the PBG Special Committee’s recommendations with Morgan Stanley and Cravath and, with respect to retention arrangements, with Mr. Hall, Chairman of the PBG compensation committee. At the meeting, Morgan Stanley delivered its opinion, delivered orally and subsequently confirmed in writing, to the effect that, as of April 30, 2009 and based on and subject to the assumptions, limitations and qualifications set forth in their opinion, the consideration to be received by PBG’s stockholders (other than PepsiCo and its affiliates) pursuant to PepsiCo’s proposal was inadequate from a financial point of view to such stockholders. Following discussion, the PBG Board determined to implement each of the PBG Special Committee’s recommendations described above. The PBG Board conditioned the effectiveness of these actions on PBG’s entry into definitive retention agreements with each of its executive officers, which occurred on May 3, 2009. The PBG Board also authorized the PBG Special Committee, together with PBG’s management, Morgan Stanley and Cravath, to engage in discussions and negotiations with PepsiCo and PAS with respect to PepsiCo’s proposal from time to time, as the PBG Special Committee deemed necessary and advisable, subject to approval by the PBG Board of the final terms of any transaction.

On the evening of May 3, 2009, Mr. Foss telephoned Ms. Nooyi to inform her that the PBG Board would be rejecting the PepsiCo Proposal, and that a press release would follow early the next morning. On May 4, 2009, the PBG Board delivered the following letter to Ms. Nooyi:

May 4, 2009

Indra Nooyi

Chairman and Chief Executive Officer

PepsiCo

700 Anderson Hill Road

Purchase, NY 10577

Dear Indra:

We are writing to respond to your proposal of April 19 to acquire all of the outstanding shares of common stock of The Pepsi Bottling Group, Inc. (“PBG”) not owned by PepsiCo. A Special Committee of the Board of Directors of PBG (“the Special Committee”), comprised entirely of independent directors, has carefully reviewed your proposal with the assistance of independent financial and legal advisors. Based on the unanimous recommendation of the Special Committee, the Board of Directors of PBG has concluded that the proposal is grossly inadequate and not in the best interests of PBG and its stockholders.

PepsiCo’s proposal substantially undervalues PBG for many reasons, including:

•	Opportunistic Timing: Your proposal was made shortly before the public release of PBG’s strong first quarter 2009 earnings on April 22, 2009. As you know, PBG exceeded

Wall Street expectations for the quarter, raised its full-year guidance for earnings per share and operating free cash flow, and provided details of its plans to achieve over $250 million in cost and productivity savings in 2009 on a standalone basis.

•

Inadequate Value: The value of your proposal is substantially below PBG’s intrinsic value, as well as the value that would be implied by comparable transactions. Your offer is at virtually no premium to market given PBG’s first quarter earnings and upward revision to full-year EPS and operating free cash flow guidance. Transaction premiums, especially those including cash consideration, have been very substantial since the market dislocation last September.

•

Understated Synergies: We believe you have substantially understated the synergies that would be available through the combination you have proposed. As you know, PBG has thoroughly analyzed the savings and efficiencies that could be achieved through a transformation of the Pepsi system. Based on our analysis, we are confident that readily achievable synergies are multiples of the $200 million you referenced.

PBG values its longstanding relationship with PepsiCo, but the PBG Board will not agree to a proposal which does not reflect the true value of PBG. Accordingly, based on the Special Committee’s unanimous recommendation, the Board has taken customary steps to protect PBG and its stockholders from opportunistic acquisition attempts.

We remain confident that PBG’s continuing efforts to strengthen its brand portfolio, further improve its performance through operational excellence, and capitalize on geographic growth opportunities position PBG to create substantial value well into the future.

Sincerely,

Eric J. Foss Chairman of the Board and CEO The Pepsi Bottling Group, Inc.	Ira D. Hall Chairman, Special Committee of the Board of Directors The Pepsi Bottling Group, Inc.

Prior to the opening of the trading market in New York on May 4, 2009, PBG issued a press release announcing the PBG Board’s rejection of PepsiCo’s proposal and containing a text of the letter. The press release stated that PBG had adopted a stockholder rights plan and declared a dividend of one right for each share of PBG’s common stock outstanding as of the close of business on May 14, 2009, approved retention agreements for certain key employees and amended PBG’s bylaws to include notice and informational requirements for stockholder proposals and stockholder action by written consent.

On May 6, 2009, at a regularly scheduled meeting of the board of directors of PepsiCo, PepsiCo senior management, together with Centerview Partners, BofA Merrill Lynch and Davis Polk, updated the PepsiCo directors as to the status of the proposals to acquire PBG and PAS, including that the PBG Board had rejected PepsiCo’s proposal to acquire PBG and adopted the measures described in the preceding paragraph.

Also on May 7, 2009, PAS announced that its board of directors, based on the recommendation of the PAS transactions committee, had unanimously determined that PepsiCo’s proposal to acquire PAS was not acceptable or in the best interests of PAS’ stockholders, and that PAS had amended its existing stockholder rights plan to extend the expiration date of the plan from May 20, 2009 to May 20, 2010. The press release also stated PAS’ belief that the proposal significantly undervalued the strategic benefits of system consolidation, did not reflect the value of PAS’ strengths and stand-alone strategies, as evidenced by PAS’ strong first quarter results, and substantially undervalued the synergies that could be obtained in the proposed transaction.

On May 7, 2009, in response to the announcements of PBG rejecting PepsiCo’s proposal to acquire PBG and PAS rejecting PepsiCo’s proposal to acquire PAS, PepsiCo issued a press release reiterating its belief that it had made full and fair offers for both companies that were in the best interests of PBG, PAS and their respective stockholders and represented a premium of 17.1% over the closing price of PBG common stock and PAS common stock on April 17, 2009. The release also reported that, compared with the 30-day average closing prices, the offers represented a premium of 36% for PBG and 33.4% for PAS.

On May 11, 2009, PepsiCo, along with Mr. Compton and Ms. Trudell (PepsiCo employees who are also members of PBG’s board of directors), filed a complaint against PBG and the members of PBG’s board of directors (other than Mr. Compton and Ms. Trudell) in the Court of Chancery of the State of Delaware. The complaint alleged that PBG’s board of directors had held a board meeting without providing notice to Mr. Compton and Ms. Trudell, that the defensive measures approved at that meeting and announced on May 4, 2009 were void and that the stockholder rights plan adopted in the meeting was procedurally and substantively infirm.

On May 13, 2009, Ms. Nooyi sent a letter to the PBG Board reiterating PepsiCo’s belief that the retention agreements announced on May 4, 2009 were improperly adopted and void.

On May 14, 2009, the PBG Special Committee convened a meeting (at which directors Linda Alvarado and John Quelch attended by invitation) to discuss the May 11th complaint filed by PepsiCo, Mr. Compton and Ms. Trudell, as well as Ms. Nooyi’s May 13th letter. Representatives from Morgan Stanley and Cravath discussed with the PBG Special Committee potential responses to the May 11th complaint, the May 13th letter, and other potential scenarios and next steps relating to PepsiCo’s proposal.

The PBG Board convened a special meeting on May 18, 2009, and considered and approved de novo the substance of the actions previously taken at the PBG Board’s April 30, 2009 meeting. Directors Compton and Trudell were present at the meeting’s opening, then recused themselves.

The PBG Special Committee met on May 18, 2009 (following the PBG Board meeting), and again on May 26, 2009 and June 1, 2009. At these meetings the Special Committee reviewed with management, Morgan Stanley and Cravath investor reactions to the PBG Board’s rejection of PepsiCo’s proposal, potential scenarios relating to PepsiCo’s proposal and a draft of investor presentation materials to accompany PBG’s second quarter earnings release. The potential scenarios considered by the PBG Special Committee included PepsiCo’s commencement of an exchange offer, PBG and PepsiCo entering into private negotiations, PepsiCo continuing to pursue its lawsuit against PBG and the PBG Board and/or taking other similar actions, PepsiCo requesting a special meeting of PBG stockholders, the announcement of a PepsiCo transaction with PAS, and PepsiCo rescinding its proposal.

The PBG Special Committee discussed the possibility that if PBG continued to act independently, the cross-conditional nature of PepsiCo’s offer might result in circular negotiations, particularly if PAS negotiated a deal with PepsiCo first. The PBG Special Committee believed that, in such a situation, PepsiCo might take the position that the PAS deal created a value ceiling applicable to its offer for PBG common stock. At the May 18 meeting, Morgan Stanley reiterated its opinion first delivered on April 30, 2009, that, as of May 18, 2009, and based on and subject to the assumptions, limitations and qualifications set forth in their opinion, the consideration to be received by PBG’s stockholders (other than PepsiCo and its affiliates) pursuant to PepsiCo’s proposal was inadequate from a financial point of view to such stockholders.

On May 18, 2009 and May 22, 2009, the Chairman of PAS’ transactions committee, together with the Chairman of PAS’ board of directors and Chief Executive Officer of PAS, spoke with Ms. Nooyi and agreed that the financial advisors of PAS and PepsiCo should meet to discuss process and related matters with respect to a possible transaction between PAS and PepsiCo.

On June 1, 2009, representatives of Centerview Partners and BofA Merrill Lynch met with representatives of Goldman Sachs. At that meeting, Goldman Sachs indicated that PAS’ transactions committee was disappointed in the price offered by PepsiCo although it understood the strategic logic of the proposed combination. In particular, Goldman Sachs reiterated PAS’ belief that PepsiCo’s proposal to acquire PAS undervalued the strategic benefits of system consolidation, did not reflect the value of PAS’ strengths and stand-alone strategies, as evidenced by PAS’ strong first quarter results, and substantially undervalued the synergies that could be obtained in the proposed acquisition. In addition, representatives of Goldman Sachs expressed PAS’ transactions committee’s concern about the acquisition of PAS being conditioned on the closing of an acquisition of PBG. The Centerview Partners and BofA Merrill Lynch representatives then discussed the challenges PAS faced as a standalone company and explained why PepsiCo believed that its proposal to acquire PAS was a strong proposal. In particular, they noted that PepsiCo’s proposal represented a significant premium despite the increase in PAS’ stock price prior to the announcement, that PepsiCo’s proposal exceeded certain calculations of present value of PAS’ stock based on publicly available information and that PepsiCo’s stock, 50% of the proposed PAS merger consideration, was significantly undervalued based on the perspectives of various Wall Street research analysts.

On June 2, 2009, PBG issued a press release announcing an increase in its earnings guidance for the second quarter and fiscal year 2009. In connection with that earnings release PBG hosted a webcast presentation discussing its revised earnings guidance as well as its perspective on PepsiCo’s proposal. During such presentation PBG stated that it estimated the annual synergies of an acquisition by PepsiCo of both PBG and PAS to be in the range of $750 to $850 million. Later that day, PepsiCo issued a press release reiterating its view that synergies of at least $200 million would be achievable in the proposed acquisitions and stating that PBG had previously communicated to PepsiCo that a combination of PBG and PAS would generate synergies below $100 million.

On June 7, 2009 and again on June 8, 2009, Mr. Foss and Ms. Nooyi had telephone conversations regarding, among other things, PepsiCo’s proposal and the resulting interactions between PBG, PepsiCo and the PBG Board and Special Committee. At the conclusion of these conversations, Mr. Foss and Ms. Nooyi agreed that a meeting between PBG’s and PepsiCo’s respective financial advisors would be an appropriate next step.

On June 8, 2009 the PBG Special Committee held a telephonic meeting at which members of PBG management updated the PBG Special Committee on investor reactions to PBG’s second quarter earnings release and accompanying investor presentation. At such meeting, Mr. Foss briefed the PBG Special Committee on his June 7th conversation with Ms. Nooyi. The PBG Special Committee also discussed with Morgan Stanley and Cravath potential scenarios and next steps in respect of PepsiCo’s proposal.

On June 10, 2009, representatives of Centerview Partners and BofA Merrill Lynch met with representatives of Morgan Stanley, financial advisor to PBG. At that meeting, Morgan Stanley indicated that the PBG Special Committee believed that the price offered by PepsiCo grossly undervalued PBG and that PepsiCo was not giving appropriate value to various factors, including the synergies that could potentially be realized in connection with the transaction and the recent 2009 business improvements of PBG. In addition, representatives of Morgan Stanley expressed the PBG Special Committee’s concern about the acquisition of PBG being conditioned on the closing of an acquisition of PAS. The Centerview Partners and BofA Merrill Lynch representatives then discussed PepsiCo’s view of the challenges PBG faced as a standalone company and explained why PepsiCo believed that its proposal to acquire PBG was a strong proposal. In particular, they noted that PepsiCo’s proposal represented a significant premium despite the increase in PBG’s stock price prior to the announcement, that PepsiCo’s proposal exceeded certain calculations of present value of PBG’s stock based on publicly available information and that PepsiCo’s stock, 50% of the proposed PBG merger consideration, was significantly undervalued based on the perspectives of various Wall Street research analysts.

During the week following the June 10, 2009 meeting, representatives of Centerview Partners and BofA Merrill Lynch had a series of additional meetings and telephone calls with representatives of Morgan Stanley.

The Morgan Stanley representatives continued to indicate that PBG believed that PepsiCo’s synergy estimates did not capture all synergies that could be expected from the combination of PepsiCo, PBG and PAS and that their preliminary financial analyses indicated that a reasonable per share value of PBG was significantly above the current proposal.

On June 11, 2009, representatives of Centerview Partners and BofA Merrill Lynch and representatives of Goldman Sachs met. At this meeting, the Goldman Sachs representatives informed representatives of Centerview Partners and BofA Merrill Lynch of the importance to PAS’ transactions committee of the absolute value of the consideration offered to PAS’ stockholders in any PepsiCo proposal, the relative pricing between any PAS transaction and PBG transaction and the absence in any PAS transaction of a closing condition requiring the closing of any transaction with PBG. Representatives from Goldman Sachs also stated that PAS believed that system consolidation had strategic merit and could drive significant value creation through, among other things, reduced supplier complexity, unlocking revenue growth and near-term cost synergies.

On June 12, 2009 the PBG Special Committee held a telephonic meeting at which Mr. Foss updated the PBG Special Committee on his June 8th conversation with Ms. Nooyi. Representatives from Morgan Stanley discussed with the PBG Special Committee their June 10th meeting with representatives of Centerview Partners and BofA Merrill Lynch. Morgan Stanley informed the PBG Special Committee that, in light of the questions that the advisors to PBG and PAS raised concerning PepsiCo’s synergy estimates, the respective financial advisors agreed that members of PepsiCo senior management should meet directly with members of senior management at each of PBG and PAS to discuss projected synergies of a combination of PepsiCo, PBG and PAS. PBG’s Special Committee unanimously directed PBG senior management to participate in such meetings.

Between June 17, 2009 and June 25, 2009, members of senior management of PepsiCo, together with representatives of its financial advisors, held several meetings with members of senior management of PBG and representatives of Morgan Stanley to discuss estimated synergies arising from a combination of PepsiCo, PBG and PAS. At a meeting between representatives of PepsiCo and PBG on June 17, 2009, members of senior management of PepsiCo discussed the challenges facing the liquid refreshment beverage business and the business risks and investments required to achieve significant synergies as a result of a PepsiCo, PBG and PAS combination. PBG’s senior management and the Morgan Stanley representatives indicated that PBG believed that annual pre-tax synergies from a combination of PepsiCo, PBG and PAS could be between $750 and $850 million, based on a one-time investment of approximately $800 million and representing a net present value in excess of $5 billion based on a ten year discounted cash flow with no terminal value. This calculation of potential synergies included, among other things, cost savings associated with manufacturing and supply chain optimization, route-to-market opportunities and elimination of redundancies in general and administrative functions. At a meeting on June 25, 2009, members of senior management of PepsiCo discussed where the parties differed as to their synergy estimates and explained PepsiCo’s synergy work to date. The PepsiCo representatives further agreed to review PepsiCo’s work on synergies in light of PBG’s view on potential synergies to determine whether there were any additional synergies that could be associated with the combination of PepsiCo, PBG and PAS.

On June 24, 2009, members of senior management of PepsiCo, together with representatives of its financial advisors, met with members of senior management of PAS and representatives of Goldman Sachs to discuss estimated synergies arising from a combination of PepsiCo, PBG and PAS. Prior to the meeting, PepsiCo and PAS entered into a confidentiality agreement. At the meeting, the members of senior management of PAS discussed PAS’ synergy estimates. The PepsiCo representatives agreed to review PepsiCo’s synergy work in light of PAS’ view on potential synergies to determine whether there were any additional synergies that could be associated with the combination of PepsiCo, PBG and PAS.

On June 25, 2009, the PBG Special Committee held a telephonic meeting at which Mr. Foss and representatives from Morgan Stanley briefed the committee members on their recent meetings with PepsiCo senior management and financial advisors. In addition, PBG management reviewed with the PBG Special

Committee certain actions that could be taken, and strategies that could be pursued, by PBG in the absence of a transaction arising from PepsiCo’s proposal, including a potential buyback of PBG common stock and certain strategic acquisitions.

In the week following the meetings with PBG and PAS to discuss synergies, members of senior management of PepsiCo again reviewed its synergy estimates and concluded that the transactions could reasonably be expected to create approximately $300 million of annual pre-tax synergies by 2012 largely due to greater cost efficiency and improved revenue opportunities.

Between June 29, 2009 and July 1, 2009, representatives of Centerview Partners and BofA Merrill Lynch had several meetings and phone calls with representatives of Morgan Stanley. During the course of these meetings and calls, the Centerview Partners and BofA Merrill Lynch representatives indicated to the Morgan Stanley representatives that, in light of the revised estimate of $300 million of annual pre-tax synergies by 2012, together with the 2009 improvements in PBG’s business and the improvement in the markets generally, PepsiCo would consider a price of $34.50 per share of PBG stock.

During the period between June 29, 2009 and July 13, 2009, representatives of Centerview Partners and BofA Merrill Lynch had a series of meetings and calls with representatives of Goldman Sachs. The Centerview Partners and BofA Merrill Lynch representatives conveyed to the Goldman Sachs representatives that PepsiCo had revised its synergy estimates to approximately $300 million of annual pre-tax synergies by 2012. The Goldman Sachs representatives indicated that the PAS transactions committee believed that the price per share of PAS stock needed to be at a premium to the then current trading price. During this period, the closing trading price per share of PAS stock on the New York Stock Exchange ranged from $26.15 to $27.14. The Centerview Partners and BofA Merrill Lynch representatives indicated that PepsiCo would consider a price above that range but that it would not proceed with a transaction with PAS unless it reached an agreement with PBG.

On July 1, 2009, the PBG Special Committee held a telephonic meeting at which representatives of Morgan Stanley informed the PBG Special Committee of the revised terms that PepsiCo’s financial advisors stated PepsiCo would consider. Morgan Stanley also discussed with the PBG Special Committee its preliminary analysis of such revised terms from a financial point of view. Following extensive discussion, the PBG Special Committee authorized Morgan Stanley to reply to PepsiCo’s financial advisors in respect of the proposed $34.50 per share offer price (and other proposed revised terms) that while the PBG Special Committee had not come to a firm view on valuation, there was potential support among the PBG Special Committee members for a transaction at a price below $40 per share, but closer to $40 per share than $34.50 per share. The PBG Special Committee also authorized Morgan Stanley to reply that cash consideration would be preferred, that any transaction should reflect an appropriate valuation of PBG relative to PAS and that the PBG closing should not be conditioned on closing of an acquisition of PAS.

On July 2, 2009, representatives of Morgan Stanley informed PepsiCo’s financial advisors of the PBG Special Committee’s response to the proposed revised offer terms. In addition, Mr. Foss phoned Michael D. White, Chief Executive Officer of PepsiCo International and Vice Chairman of PepsiCo, to similarly inform him of the PBG Special Committee’s response.

Between July 3, 2009 and July 13, 2009, representatives of Centerview Partners and BofA Merrill Lynch had a series of meetings and phone calls with representatives of Morgan Stanley. During the course of these meetings, the Centerview Partners and BofA Merrill Lynch representatives indicated to Morgan Stanley that PepsiCo would consider no longer requiring that the closing of the acquisition of PBG be conditioned on the closing of an acquisition of PAS and that PepsiCo would consider increasing the portion of the merger consideration payable in cash if that were more attractive to the PBG Special Committee.

On July 14, 2009, Ms. Nooyi and Mr. White met with Mr. Hall and Mr. Foss. Following discussion regarding the challenges in the liquid refreshment beverage business, Ms. Nooyi proposed a price per share of

PBG stock of $35.50, subject to due diligence and negotiation and completion of definitive documentation. Mr. Hall stated that he would discuss the proposal with the PBG Special Committee and report to Ms. Nooyi within 24 hours.

On July 15, 2009, the PBG Special Committee met to discuss PepsiCo’s revised $35.50 per share offer, and at that meeting Morgan Stanley provided the PBG Special Committee with its preliminary financial analysis of such offer. Mr. Hall also briefed the PBG Special Committee on the substance of the July 14th meeting among himself, Ms. Nooyi, Mr. White and Mr. Foss. Following discussion, the PBG Special Committee determined that it should reject PepsiCo’s revised $35.50 per share offer and deliver a response to PepsiCo indicating that there was potential support among the members of the PBG Special Committee for a transaction at a price per share of at least $37.75.

The following day, Mr. Hall and Mr. Foss met with Ms. Nooyi and Mr. White and delivered the PBG Special Committee’s response as described above. Ms. Nooyi responded that, in PepsiCo’s view, a price of $35.50 per share of PBG stock was a full and fair offer.

On July 17, 2009, at a regularly scheduled meeting of the board of directors of PepsiCo, senior management of PepsiCo, together with representatives of PepsiCo’s financial advisors and legal advisor, among other things, updated the PepsiCo directors on the status of the negotiations with PBG and PAS.

On July 20, 2009, the PBG Special Committee met to receive an update from Mr. Hall and Mr. Foss on their July 16th meeting with Ms. Nooyi and Mr. White, and to discuss potential scenarios and next steps in respect of PepsiCo’s proposal. The PBG Special Committee also discussed retaining an additional financial advisor in the event a transaction with PepsiCo were to proceed. Following discussion, a number of potential firms were identified and Mr. Hall was instructed to solicit proposals from such firms.

On the morning of July 31, 2009, Ms. Nooyi met again with Mr. Hall. At that meeting, each of Ms. Nooyi and Mr. Hall expressed concern that the disruption relating to the proposed transaction could harm the respective businesses of PBG and PepsiCo and that it would be in the interests of their respective stockholders to determine whether the parties could reach an agreement. After extensive discussion regarding the state of the business and valuation, Ms. Nooyi proposed a transaction at a price per share of $36.50, subject to due diligence and negotiation and completion of definitive documentation. Mr. Hall agreed to present such proposal to the PBG Special Committee.

Later on July 31, 2009, the PBG Special Committee met to receive Mr. Hall’s update of his meeting that morning with Ms. Nooyi and of PepsiCo’s revised $36.50 per share offer. Morgan Stanley discussed with the PBG Special Committee its preliminary financial analysis of the revised $36.50 per share offer and indicated that, subject to the terms of any proposed definitive agreement, Morgan Stanley anticipated that they would be able to render an affirmative opinion as to the fairness, from a financial point of view, of such revised consideration to be received by PBG’s stockholders (other than PepsiCo and its affiliates). Following discussion, the members of the PBG Special Committee indicated their general support for a transaction at $36.50 per share, consisting of 50% PepsiCo stock and 50% cash, which transaction would not be conditioned on the closing of a transaction with PAS. The PBG Special Committee authorized PBG’s management, Morgan Stanley and Cravath to engage in discussions and negotiations of potential definitive documentation with respect to PepsiCo’s revised proposal, the final terms of which would be subject to approval by the PBG Special Committee and the PBG Board. At the July 31, 2009 meeting, following discussion of several potential additional financial advisors, the PBG Special Committee approved the engagement of Perella Weinberg as financial advisor to the PBG Special Committee in respect of PepsiCo’s proposal.

Following the PBG Special Committee meeting, Mr. Hall contacted Ms. Nooyi and informed her that, assuming that the parties could reach agreement on the other terms of the transaction, the PBG Special Committee would, subject to due diligence and the negotiation and completion of definitive documentation, recommend that the PBG Board accept a transaction at a price per share of PBG stock of $36.50, consisting of 50% PepsiCo stock and 50% cash, that would not be conditioned on the closing of a transaction with PAS.

The same day, Ms. Nooyi met with Mr. Pohlad. Ms. Nooyi explained that PepsiCo had tentatively reached agreement on price with PBG and that it was willing to work towards a mutually agreeable transaction with PAS at a price per share of PAS stock of $27.00, consisting of 50% PepsiCo stock and 50% cash. Mr. Pohlad informed Ms. Nooyi that while he was not authorized to negotiate the terms of the transaction, including price, he expressed his view that the price offered was inadequate but that he would take the proposal back to PAS’ transactions committee.

That same day, representatives of Goldman Sachs, Centerview Partners and BofA Merrill Lynch discussed PepsiCo’s revised proposal of $27.00 per share of PAS common stock. Representatives of Goldman Sachs informed representatives of Centerview Partners and BofA Merrill Lynch that the revised proposal price would not be acceptable to PAS’ transactions committee and reminded them of the importance to PAS’ transactions committee, in addition to absolute value, of the relative pricing between any PAS transaction and PBG transaction. Representatives of Centerview Partners and BofA Merrill Lynch then informed representatives of Goldman Sachs that PepsiCo was willing to increase the price it was offering per share of PAS common stock to $28.00 but that the PAS transaction would be conditioned on consummation of the transaction with PBG.

That evening, representatives of Davis Polk contacted representatives of Cravath to inform them that Davis Polk expected to send them a draft merger agreement the following day. The Davis Polk representatives also called representatives of Briggs and Morgan and Sullivan & Cromwell to inform them that Davis Polk expected to send them a draft merger agreement the following day.

On August 1, 2009, PepsiCo entered into a supplement to its confidentiality agreement with PAS and, on August 2, 2009, PepsiCo entered into a confidentiality agreement with PBG. Thereafter, PepsiCo commenced its due diligence investigation of each of PBG and PAS and PBG and PAS commenced their respective due diligence investigations of PepsiCo. Management and financial advisors of the parties participated in due diligence sessions in New York and Minnesota.

During the course of a meeting of PAS’ transactions committee meeting on August 1, 2009, representatives from Goldman Sachs called representatives from Centerview Partners and BofA Merrill Lynch, and informed them that PAS’ transactions committee had determined that at $28.00 per share of PAS common stock, there was not sufficient pricing parity between the PAS transaction and PBG transaction based on the premium that would be paid to each party based on each party’s stock price immediately prior to the announcement of the PepsiCo proposals, despite that $28.00 per share of PAS common stock represented a higher relative EBITDA multiple than what was implied by PepsiCo’s offer to PBG, and it did not want the PAS transaction conditioned on consummation of the transaction with PBG. On July 31, 2009, the last trading day before the PAS transactions committee meeting, the closing price of PAS common stock was $26.78 per share and the closing price of PBG common stock was $33.95 per share. Subsequently, the representatives from Centerview Partners and BofA Merrill Lynch called the representatives from Goldman Sachs and informed them that PepsiCo was willing to increase the price it was offering per share of PAS common stock to $28.50 but that the PAS transaction would still be conditioned on consummation of the transaction with PBG.

On the same day, representatives of Davis Polk distributed a draft PBG merger agreement to Cravath and a draft PAS merger agreement to Briggs and Morgan and Sullivan & Cromwell.

Also on that day, representatives of PepsiCo and Davis Polk participated in a teleconference with representatives of Bank of America, N.A. and its legal counsel regarding a bridge facility to finance the acquisitions of PBG and PAS.

Late that evening, representatives of each of Davis Polk and Cravath held a teleconference to discuss the draft PBG merger agreement. The Cravath representatives identified certain areas of concern and indicated that they expected to distribute a revised draft PBG merger agreement the following day.

On August 2, 2009, the parties, in consultation with their financial advisors, continued their due diligence investigations.

Also on August 2, 2009, Cravath sent a revised draft PBG merger agreement to Davis Polk. Throughout the day, representatives of Davis Polk discussed with Cravath representatives various issues with respect to the draft PBG merger agreement.

On the same day, PepsiCo and Davis Polk received a draft financing commitment letter from Bank of America, N.A.’s legal counsel. The facility proposed was a 364-day unsecured revolving bridge facility to finance the acquisitions of PBG and PAS. On August 2, 2009 and August 3, 2009, representatives of Davis Polk negotiated and finalized the commitment letter.

In the afternoon of August 2, 2009, representatives of Sullivan & Cromwell contacted representatives of Davis Polk to convey certain of PAS’ issues on the draft PAS merger agreement. Late that night, Briggs and Morgan sent a revised draft PAS merger agreement to Davis Polk.

In the early hours of August 3, 2009, Davis Polk sent a revised draft PBG merger agreement to Cravath and a revised draft PAS merger agreement to Briggs and Morgan and Sullivan & Cromwell. In addition, Davis Polk sent the then current draft of the PAS merger agreement to PBG and the then current draft of the PBG merger agreement to PAS. Davis Polk also sent the then current drafts of the merger agreements, together with a summary of the drafts and other materials, to the board of directors of PepsiCo in preparation for a special meeting of the board scheduled for the late afternoon of August 3, 2009.

Also during the afternoon of August 3, 2009, PepsiCo separately agreed with each of PBG and PAS that stockholders of each company would receive as the form of merger consideration shares of PepsiCo common stock with the right of the applicable stockholders (other than PepsiCo and its subsidiaries (including Metro)) to elect to receive cash instead of PepsiCo common stock, subject to proration such that the aggregate consideration to be paid to such stockholders would consist of 50% PepsiCo common stock and 50% cash. See “The Merger Agreement—Election Procedure” beginning on page 128 of this proxy statement/prospectus.

Throughout August 3, 2009, representatives of Davis Polk conferred with representatives of Cravath on various issues on the draft PBG merger agreement and with representatives of Briggs and Morgan and Sullivan & Cromwell on various issues on the draft PAS merger agreement. In addition, drafts of each party’s disclosure schedules to the PBG merger agreement were circulated to the other party and drafts of each party’s disclosure schedules to the PAS merger agreement were circulated to the other party.

Late in the afternoon of August 3, 2009, PBG’s Special Committee and Board met. Certain directors participated via teleconference. Representatives from Morgan Stanley, Perella Weinberg and Cravath attended the meetings, and copies of presentation materials from each of Morgan Stanley, Perella Weinberg and Cravath, as well as a draft of the merger agreement, were distributed to the members of the PBG Board in advance of the meetings. The PBG Special Committee met first. Directors Quelch and Alvarado attended the PBG Special Committee at the request of its Chairman, Mr. Hall. At this meeting, each of Perella Weinberg and Morgan Stanley delivered its financial analysis in connection with the proposed transaction and its oral opinion, subsequently confirmed in writing, that, as of the date of the opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the merger consideration to be received by unaffiliated stockholders of PBG was fair from a financial point of view to such stockholders. See “—Opinions of PBG’s Financial Advisors” beginning on page 61 of this proxy statement/prospectus. The PBG Special Committee raised questions regarding various aspects of Morgan Stanley’s and Perella Weinberg’s analyses, including the methodologies used and underlying assumptions, to which each of Morgan Stanley and Perella Weinberg responded. Members of PBG senior management reported to the PBG Special Committee their view of the proposed transaction and the results of their due diligence inquiries with respect to PepsiCo. Representatives from Cravath then reviewed with the PBG Special Committee the draft merger agreement and certain key terms thereof. The remaining issues on the merger agreement were identified to the PBG Special Committee and the PBG Special Committee’s position on such issues was indicated to Cravath. The PBG Special Committee also considered and discussed the specific factors described in “Recommendation of the PBG Special Committee and the PBG Board as to the Fairness of the Merger—The Special Committee” beginning on page 47 of this proxy statement/prospectus. The PBG Special Committee then unanimously determined that it should recommend to the PBG Board that the PBG Board:

•

accept PepsiCo’s revised proposal, which, among other things, increased the price per share offered for each share of PBG common stock to $36.50 and clarified that consummation of the transaction with PBG was not conditioned on the consummation of a transaction with PAS, as being advisable and in the best interests of PBG and its stockholders and substantively and procedurally fair to the unaffiliated security holders of PBG;

•

adopt a resolution approving the merger agreement and declaring its advisability and determining that the proposed transaction is substantively and procedurally fair to the unaffiliated security holders of PBG; and

•	amend PBG’s stockholder rights plan to render the rights thereunder inapplicable to the transactions contemplated by the merger agreement.

In accordance with PBG’s Bylaws, the PBG Audit and Affiliated Transactions Committee then met to consider PepsiCo’s proposal. Following brief discussion, the PBG Audit and Affiliated Transactions Committee approved the proposed transactions.

Following the meeting of the PBG Audit and Affiliated Transactions Committee, the PBG Board met. Directors Compton and Trudell received notice of the meeting and declined to participate. The PBG Special Committee reported to the PBG Board its recommendation as described above, and each of Morgan Stanley and Perella Weinberg confirmed to the PBG Board their respective financial analyses and opinions regarding the fairness of the proposed transaction to the unaffiliated stockholders of PBG, in each case as described above. The PBG Board, adopting the analysis of the PBG Special Committee:

•	determined that the proposed transaction was advisable and in the best interests of PBG and its stockholders and substantively and procedurally fair to the unaffiliated security holders of PBG;

•

adopted a resolution approving the merger agreement and declaring its advisability and determining that the proposed transaction is substantively and procedurally fair to the unaffiliated security holders of PBG;

•	amended PBG’s stockholder rights plan to render the rights thereunder inapplicable to the transactions contemplated by the merger agreement; and

•	authorized PBG’s management to execute and deliver the merger agreement and all other necessary documentation in connection with the transaction.

Following the PBG Special Committee meeting and PBG Board meeting, representatives of Cravath contacted representatives of Davis Polk to address the remaining issues in the PBG merger agreement. In addition, PepsiCo and PBG agreed to a termination fee equal to approximately 2.0% of the equity value of the merger. See “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees Payable By PBG” beginning on pages 143 and 144, respectively, of this proxy statement/prospectus, and “The Merger Agreement—No Solicitation by PBG” beginning on page 142 of this proxy statement/prospectus.

Following a PAS transactions committee meeting, representatives of Davis Polk and Briggs and Morgan and Sullivan & Cromwell addressed the remaining issues in the PAS merger agreement. In addition, PepsiCo and PAS agreed to a termination fee equal to approximately 2.0% of the equity value of the PAS merger. Revised versions of the draft PAS merger agreement reflecting the parties’ agreements were distributed to the parties, as well as to PBG. Also during this period, the parties finalized the parties’ disclosure schedules to the PAS merger agreement.

After the closing of the trading market in New York on August 3, 2009, the board of directors of PepsiCo held a special telephonic meeting, at which PepsiCo’s management and representatives of Centerview Partners, BofA Merrill Lynch and Davis Polk participated, to consider the potential transactions with PBG and PAS. Representatives of Centerview Partners provided an update on the background and process of the transactions. PepsiCo’s senior management reviewed and discussed various financial aspects of the transactions, including estimated synergies, PepsiCo’s due diligence investigation of PBG and PAS and the plan for financing the transactions. Also at this meeting, Centerview Partners and BofA Merrill Lynch reviewed with PepsiCo’s board of directors its financial analysis of the merger consideration and the PAS merger consideration, and each of Centerview Partners and BofA Merrill Lynch delivered to PepsiCo’s board of directors its respective oral opinion, each of which was confirmed by each of Centerview Partners and BofA Merrill Lynch by delivery of a written opinion dated August 3, 2009, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be paid in the merger by PepsiCo to the Company’s stockholders other than PepsiCo and its subsidiaries was fair, from a financial point of view, to PepsiCo. See “—Opinion of PepsiCo’s Financial Advisors” beginning on page 87 of this proxy statement/prospectus. A representative of Davis Polk then reviewed the terms of the transactions and other matters related to their consideration of the transactions contemplated by the merger agreements. Following discussion, PepsiCo’s board of directors voted to approve the merger agreements and the transactions contemplated by the merger agreements, including the mergers, and the assumption of additional indebtedness in connection with the mergers, and authorized PepsiCo’s management to finalize and execute the merger agreements.

As of August 3, the financing commitment letter was executed by Bank of America, N.A., Citigroup Global Markets Inc. and certain of their affiliates and accepted by PepsiCo. See “—Financing of the Merger” beginning on page 112 of this proxy statement/prospectus.

On the morning of August 4, 2009, PepsiCo, PBG and PAS issued a joint press release announcing the execution of the merger agreements. See “The Merger Agreement” beginning on page 127 of this proxy statement/prospectus.

On August 5, 2009, PepsiCo voluntarily dismissed with prejudice PepsiCo’s complaint against PBG and certain members of its board of directors.

Recommendation of the PBG Special Committee and the PBG Board as to Fairness of the Merger

The PBG Special Committee

The PBG Board established a special committee consisting solely of independent directors to negotiate the terms of the merger on behalf of its unaffiliated stockholders with the assistance of independent legal and financial advisors. The PBG Special Committee, acting with the advice and assistance of independent legal and financial advisors, evaluated and negotiated the going private transaction, including the terms and conditions of the merger agreement, with PepsiCo. The PBG Special Committee unanimously resolved to recommend to the PBG Board that the board adopt a resolution approving the merger agreement and declaring that the merger agreement is advisable, substantively and procedurally fair to and in the best interests of PBG and the unaffiliated security holders of PBG.

In the course of reaching its determination and making the recommendation described above, the PBG Special Committee considered a number of factors, including the following:

•

the PBG Special Committee’s understanding of PBG and its business as well as its financial performance, results of operations and future prospects, which understanding contributed to the PBG Special Committee’s determination as to fairness because it supported the PBG Special Committee’s view that the merger consideration reflected, among other things, an appropriate valuation of PBG as a stand-alone business;

•

the PBG Special Committee’s understanding of, on the one hand, promising trends in the liquid refreshment beverage industry, including improving sales trends for carbonated soft drinks, continued commodity cost deflation, decreased volatility in foreign exchange rates, accelerating bottler consolidation and improvement in the industry correlated to overall economic trends, and, on the other hand, certain challenges facing the industry, including the increasing volatility of customer preferences for beverages, the increasing power and influence of certain retail customers, potential new tax and other legislation impacting the industry and the proliferation and diversification of new, competitive beverage products, which understanding contributed to the PBG Special Committee’s determination as to fairness because it supported the PBG Special Committee’s view that, although PBG’s growth prospects remained strong, it faced external challenges in maintaining and growing earnings and accordingly the value certainty of a going-private transaction would be beneficial to PBG’s unaffiliated security holders at this time;

•

the fact that the merger consideration, calculated with reference to the closing stock price of PepsiCo common stock of $56.75 at July 31, 2009, is at a 44.8% premium per share of PBG common stock to the last closing price of PBG common stock prior to the public announcement of PepsiCo’s proposal on April 19, 2009 to acquire the outstanding shares of PBG’s common stock that it did not already own at a value of $29.50, which contributed to the PBG Special Committee’s determination as to fairness because it supported the PBG Special Committee’s view that PBG’s unaffiliated security holders would receive an appropriate premium for their shares in the going-private transaction (as compared to PBG’s unaffected stock price);

•

the fact that the merger consideration, calculated with reference to the closing stock price of PepsiCo of $56.75 at July 31, 2009 represented an approximately 23.7% increase over the $29.50 value of PepsiCo’s April 19, 2009 proposal per share of PBG common stock, which contributed to the PBG Special Committee’s determination as to fairness because it supported the PBG Special Committee’s view that the merger negotiations had resulted in increased value for PBG’s unaffiliated security holders;

•

the PBG Special Committee’s view, based on a range of synergy estimates developed by management and a leading global consulting firm, of the potential synergies available in connection with the merger and the PAS merger, which contributed to the PBG Special Committee’s determination as to fairness because it supported the PBG Special Committee’s view that the merger consideration payable to stockholders of PBG included an appropriate share of the total synergies value resulting from the merger and the PAS merger;

•

the opinions delivered orally (subsequently confirmed in writing) by each of Morgan Stanley and Perella Weinberg, each dated August 3, 2009, to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications set forth in their respective opinions, the consideration to be received by PBG’s unaffiliated stockholders pursuant to the merger agreement was fair, from a financial point of view, to such stockholders, which contributed to the PBG Special Committee’s determination as to fairness because it supported the PBG Special Committee’s view that the price offered by PepsiCo was fair to PBG’s unaffiliated security holders;

•

the long-term value of PBG common stock, which contributed to the PBG Special Committee’s determination as to fairness because it supported the PBG Special Committee’s view that the price offered by PepsiCo was fair in light of, among other things, such long-term value;

•

the merger agreement’s inclusion of provisions allowing the PBG Board to consider unsolicited acquisition proposals, which contributed to the PBG Special Committee’s determination as to fairness because it allowed the PBG Board to evaluate potentially superior third party proposals after the date on which the merger agreement was signed;

•	the cash-election feature of the merger agreement, which contributed to the PBG Special Committee’s determination as to fairness because it allows PBG’s stockholders to choose (subject to proration)

whether to participate financially in the potential risks and benefits associated with PepsiCo’s common stock and its ability to execute on its business plans;

•

the terms and conditions of the merger agreement, described under “The Merger Agreement” beginning on page 127 of this proxy statement/prospectus, which contains conditions to completion of the merger that the PBG Special Committee, after consulting with its legal counsel, considered to be reasonable, customary and reasonably likely to be satisfied in a timely manner, which the PBG Special Committee believed supported its determination;

•

the fact that there is no financing contingency to the merger, which contributed to the PBG Special Committee’s determination as to fairness because it increased the certainty of the value offered to PBG’s unaffiliated security holders;

•

the fact that the merger was not conditioned upon the completion of the PAS merger, as was the case with PepsiCo’s April 19, 2009 proposal, which contributed to the PBG Special Committee’s determination as to fairness because it increased the certainty of the value offered to PBG’s unaffiliated security holders; and

•

the likelihood, considering the terms of the merger agreement, PepsiCo’s financial and capital resources and PepsiCo’s incentives to complete the merger, that the merger would be completed, and completed in a reasonably prompt time frame, which contributed to the PBG Special Committee’s determination as to fairness because it supported the PBG Special Committee’s view that it increased the certainty of value and time value of the consideration offered to PBG’s unaffiliated security holders.

The PBG Special Committee also considered a variety of risks and other potentially negative factors concerning the merger agreement and the transactions contemplated thereby, including the merger. These factors included:

•

the merger agreement’s stipulation that no more than an aggregate of 50% of the shares of PBG common stock held by PBG’s unaffiliated stockholders will be converted into the right to receive PepsiCo common stock and no more than an aggregate of 50% of the shares of PBG common stock held by PBG’s unaffiliated stockholders will be converted into the right to receive cash, and that the receipt of cash consideration may result in tax liability for certain PBG stockholders, which contributed to the PBG Special Committee’s determination as to fairness because any individual PBG stockholder might not receive the aggregate consideration he or she elects and may be subject to tax liability;

•

the fact that PBG’s stockholders electing to receive PepsiCo common stock would constitute a relatively small percentage of equity ownership of PepsiCo, which contributed to the PBG Special Committee’s determination as to fairness because such stockholders may not meaningfully participate in future synergies resulting from the merger;

•

PepsiCo’s commitment to vote or cause to be voted approximately 38.6% of the combined voting power of PBG common stock and PBG Class B common stock in favor of the merger, combined with the absence of a requirement that a majority of PBG’s unaffiliated stockholders approve the merger agreement, which contributed to the PBG Special Committee’s determination as to fairness because it increased the likelihood that the merger would be approved even if a significant number of PBG’s unaffiliated security holders voted against it;

•

the potential for disruptions to PBG’s operations following the announcement of the merger, including potentially the loss of key employees as a result of the uncertainty over possible changes to PBG, which contributed to the PBG Special Committee’s determination as to fairness because it increased the risk that PBG would be able to continue to execute on its current business plans in the event the merger were not consummated;

•	the fact that, while PBG expects the merger to be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger agreement, including any necessary regulatory consents and approvals, will be satisfied such that the merger will be consummated, which contributed to the PBG Special Committee’s determination as to fairness because it informed the PBG Special Committee’s view as to the certainty of the value offered to PBG’s unaffiliated security holders;

•

the merger agreement’s covenants restricting the conduct of PBG’s business, including, among other things, prohibitions on PBG’s entry into certain new material contracts and new material lines of business as well as the issuance of new PBG securities, which contributed to the PBG Special Committee’s determination as to fairness because it required PBG to comply with such covenants (and consequently had the potential to affect PBG’s stand-alone performance) until the merger is consummated or abandoned; and

•

limitations on PBG’s ability to obtain alternative offers from third parties to acquire PBG as a result of PBG’s existing relationship with PepsiCo, including its ownership position in PBG, certain restrictions in its material commercial agreements with PBG, the termination fee payable by PBG, the fact that PepsiCo has a “last look” right with respect to superior proposals received by PBG, and PepsiCo’s public statement that it would not support any such alternative transaction, which contributed to the PBG Special Committee’s determination as to fairness because it caused the PBG Special Committee to conclude that it was unlikely, although possible, that an alternative transaction would be proposed by a third party.

This discussion of the information and factors considered by the PBG Special Committee in reaching its conclusions and recommendation includes all of the material factors considered by the PBG Special Committee, but is not intended to be exhaustive. In view of the wide variety of factors the PBG Special Committee considered in evaluating the merger agreement and the transactions contemplated thereby, including the merger, and the complexity of these matters, the PBG Special Committee did not find it practicable, and did not attempt, to quantify, rank or otherwise assign relative weight to the factors. In addition, different members of the PBG Special Committee may have given different weight to different factors.

In reaching its determination and making its recommendation, the PBG Special Committee did not consider the liquidation value of PBG to be a relevant valuation method because it considered PBG to be a viable going concern. The PBG Special Committee did not consider net book value to be a useful indicator of PBG’s value because the PBG Special Committee believed that net book value is indicative of historical costs but is not a material indicator of the value of PBG as a going concern. In addition, the PBG Special Committee did not consider firm offers made by unaffiliated persons during the last two years, as no such offers were made during that time.

The PBG Special Committee believes that sufficient procedural safeguards were and are present to ensure the fairness of the merger and to permit the PBG Special Committee to represent effectively the interests of PBG’s unaffiliated stockholders. These procedural safeguards include the following:

•

the PBG Special Committee’s active negotiations, with the assistance of independent legal and financial advisors, with representatives of PepsiCo regarding the merger consideration and the other terms of the merger and the merger agreement, which contributed to the PBG Special Committee’s determination as to fairness because the PBG Special Committee believed such active negotiations resulted in the transaction’s terms being more beneficial to PBG’s unaffiliated stockholders than those originally proposed by PepsiCo;

•

the merger agreement’s requirement that (as provided in PBG’s Bylaws) the merger be approved by a majority of the votes cast by holders of outstanding shares of PBG common stock entitled to vote, voting separately as a class (in addition to approval by a majority of the outstanding voting power of the shares of PBG common stock and PBG Class B common stock entitled to vote, voting as a single class), which contributed to the PBG Special Committee’s determination as to fairness because the required class vote of PBG common stock (of which PepsiCo owns approximately 32%) provides for a vote on the merger in addition to the required vote of all outstanding shares of PBG common stock and PBG Class B common stock voting as a single class (of which PepsiCo owns approximately 38.6% of the voting power);

•

the fact that the PBG Special Committee is comprised of five independent directors who are not affiliated with PepsiCo and are not employees of PBG or any of its subsidiaries, which contributed to the PBG Special Committee’s determination as to fairness because it believed such individuals could objectively evaluate the proposed transaction;

•

the fact that, other than their receipt of board and special committee fees (which are not contingent upon the consummation of the merger or the PBG Special Committee’s recommendation of the merger), their indemnification and liability insurance rights under the merger agreement and their entitlement under the merger agreement to receive merger consideration in respect of their shares of PBG common stock and cash in respect of phantom stock units and restricted stock units, members of the PBG Special Committee do not have an interest in the merger different from that of PBG’s unaffiliated stockholders, which contributed to the PBG Special Committee’s determination as to fairness because it believed the compensation structure for the PBG Special Committee, as well as the absence of differing interests in the merger, did not interfere with the ability of the PBG Special Committee to objectively evaluate the transaction;

•

the fact that the PBG Special Committee received the advice and assistance of Morgan Stanley and Perella Weinberg, as financial advisors, and Cravath, as legal advisor, and requested and received from each of Morgan Stanley and Perella Weinberg an opinion, delivered orally and confirmed in writing on August 3, 2009, with respect to the fairness, from a financial point of view, of the merger consideration to be received by PBG’s unaffiliated stockholders pursuant to the merger agreement, which the PBG Special Committee believed supported its conclusion that the price offered by PepsiCo was fair to PBG’s unaffiliated security holders;

•

the recognition by the PBG Special Committee that it had no obligation to recommend the approval of the merger or any other transaction, which contributed to the PBG Special Committee’s determination as to fairness because it believed that such recognition allowed the PBG Special Committee to objectively evaluate the transaction;

•

the recognition by the PBG Special Committee that, under the terms of the merger agreement, each of the PBG Special Committee and the PBG Board could consider and recommend superior proposals, which contributed to the PBG Special Committee’s determination as to fairness because it supported the PBG Special Committee’s view that the price offered by PepsiCo, a motivated buyer, would need to be high enough to mitigate the risk to PepsiCo that an alternative proposal could occur and be approved; and

•

the recognition by the PBG Special Committee that, under the terms of the merger agreement, it could recommend that the PBG Board, and the PBG Board could, withdraw, modify or qualify the recommendation of the merger and the merger agreement if the failure to so withdraw, modify or qualify would be inconsistent with the PBG Board’s fiduciary duties under Delaware law, which contributed to the PBG Special Committee’s determination as to fairness because it supported the PBG Special Committee’s view that the PBG Board would be able to communicate to PBG’s unaffiliated security holders its view regarding a transaction, and change such recommendation, in order that such security holders would be fully informed in making a voting decision with respect to the transaction.

In light of the procedural safeguards described above, the PBG Special Committee did not consider it necessary to retain an unaffiliated representative to act solely on behalf of PBG’s unaffiliated stockholders for purposes of negotiating the terms of the merger agreement or preparing a report concerning the fairness of the merger agreement and the merger.

The PBG Board

In reaching its determination that the merger agreement and the merger are substantively and procedurally fair and are advisable and in the best interests of the unaffiliated security holders of PBG, the PBG Board determined that the analysis of the PBG Special Committee that the merger consideration was substantively and procedurally fair to PBG’s unaffiliated stockholders was reasonable and expressly adopted the conclusions and analyses of the PBG Special Committee. In determining the fairness of the transaction, the PBG Board considered and relied upon:

•

the PBG Special Committee’s process in considering the merger, which contributed to the PBG Board’s determination as to fairness because it supported the PBG Board’s view that the terms of the transaction recommended by the PBG Special Committee were a result of a procedurally fair process and an active negotiation between the PBG Special Committee and PepsiCo;

•

the PBG Board and PBG Special Committee having received advice from Morgan Stanley, Perella Weinberg and Cravath, which contributed to the PBG Board’s determination as to fairness because it supported the PBG Board’s view that the price offered by PepsiCo was fair to PBG’s unaffiliated security holders;

•

the PBG Special Committee’s August 3, 2009 recommendation, expressly adopted by the PBG Board, that the PBG Board determine that the merger agreement and the merger are advisable, substantively and procedurally fair to and in the best interests of PBG and the unaffiliated security holders of PBG and recommend that PBG’s stockholders adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger, which contributed to the PBG Board’s determination as to fairness because the PBG Board had resolved not to approve or recommend a transaction in respect of the PepsiCo proposal without the affirmative recommendation of the PBG Special Committee;

•

the long-term value of PBG common stock, which contributed to the PBG Board’s determination as to fairness because it supported the PBG Board’s view that the price offered by PepsiCo was fair in light of, among other things, such long-term value; and

•

the factors referred to above as having been taken into account by the PBG Special Committee, including the amount of the merger consideration in general and in comparison to the last unaffected stock price and the original price proposed by PepsiCo, the terms of the merger agreement and the receipt by the PBG Board of the opinions of Morgan Stanley and Perella Weinberg, each dated August 3, 2009, to the effect that, as of the date and based upon and subject to the assumptions, limitations and qualifications set forth in their respective opinions, the merger consideration to be received by PBG’s unaffiliated stockholders pursuant to the merger agreement was fair, from a financial point of view, to such stockholders.

The PBG Board also believes that sufficient procedural safeguards were present to ensure the fairness of the transaction and to permit the PBG Special Committee to represent effectively the interests of the unaffiliated security holders of PBG. The PBG Board reached this conclusion based on, among other things:

•

the fact that the PBG Special Committee consisted solely of independent directors who are not affiliated with PepsiCo and its affiliates, which contributed to the PBG Board’s determination as to fairness because the PBG Board believed these directors could objectively evaluate PepsiCo’s proposal; and

•

the fact that the negotiations that had taken place between representatives of PepsiCo, on the one hand, and the PBG Special Committee and its representatives, on the other hand, were structured and conducted so as to preserve the independence of the PBG Special Committee, which contributed to the PBG Board’s determination as to fairness because it supported the PBG Board’s view that the transaction was procedurally fair to PBG’s unaffiliated security holders.

The PBG Board also considered a variety of risks and other potentially negative factors concerning the merger agreement and the transactions contemplated thereby, including the merger. These factors included:

•

the fact that PBG’s stockholders electing to receive PepsiCo common stock will constitute a relatively small percentage of equity ownership of PepsiCo, which contributed to the PBG Board’s determination as to fairness because such stockholders may not meaningfully participate in future synergies resulting from the merger;

•

the fact that, due to PepsiCo’s ownership position in PBG, certain restrictions in its material commercial agreements with PBG and its public statement that it would not support an alternative transaction, the PBG Board believed there was no reason to contact, and did not contact, third parties about a sale of PBG, which contributed to the PBG Board’s determination as to fairness because it caused the PBG Board to conclude that it was unlikely, although possible, that an alternative transaction would be proposed by a third party;

•

the fact that the merger agreement does not include as a requirement that the merger be approved by a majority of PBG’s unaffiliated stockholders, which contributed to the PBG Board’s determination as to fairness because it increased the likelihood that the merger would be approved even if a significant number of PBG’s unaffiliated security holders voted against it; and

•

the factors referred to above as having been taken into account by the PBG Special Committee, including the merger agreement’s stipulation that no more than an aggregate of 50% of the shares of PBG common stock held by PBG’s unaffiliated stockholders will be converted into the right to receive PepsiCo common stock and no more than an aggregate of 50% of the shares of PBG common stock not held by PBG’s unaffiliated stockholders will be converted into the right to receive cash, the fact that PBG’s stockholders electing to receive PepsiCo common stock may not meaningfully participate in future synergies resulting from the merger, the potential for disruptions to PBG’s operations following the announcement of the merger, the fact that there can be no assurances that all conditions to the parties’ obligations to complete the merger agreement will be satisfied such that the merger will be consummated, the merger agreement’s covenants restricting the conduct of PBG’s business and limitations on PBG’s ability to obtain alternative offers from third parties to acquire PBG.

In light of the procedural protections described above, the PBG Board did not consider it necessary to retain an unaffiliated representative (other than the PBG Special Committee and its legal and financial advisors) to act solely on behalf of PBG’s unaffiliated stockholders for purposes of negotiating the terms of the merger agreement or preparing a report concerning the fairness of the merger agreement and the merger.

In view of the wide variety of factors considered by the PBG Board in evaluating the merger and the complexity of these matters, the directors did not find it practicable, and did not attempt, to quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the PBG Board may have given different weight to different factors. To avoid any actual conflict of interest or the appearance of any conflict of interest, directors John C. Compton and Cynthia M. Trudell, both of whom are executive officers of PepsiCo, did not participate in any board deliberations relating to the merger agreement and the merger and abstained from voting on the approval of the merger agreement.

In reaching its determination as to the fairness of the transaction, the PBG board (and the PBG Special Committee) did not consider the price paid by PBG in previous purchases of PBG common stock in the prior two years, as more fully described on page 50 of this proxy statement/prospectus, except to the extent it considered historical market prices generally. All such purchases were at-the-market purchases pursuant to ongoing share buyback programs, and were thus reflected in the PBG Board’s and the PBG Special Committee’s consideration of the historical trading prices of PBG common stock discussed above.

In reaching its determination and making its recommendation, the PBG Board did not consider the liquidation value of PBG to be a relevant valuation method because it considered PBG to be a viable going concern. Furthermore, the PBG Board did not consider net book value to be a useful indicator of PBG’s value because the PBG Board believed that net book value is primarily indicative of historical costs but is not a material indicator of the value of PBG as a going concern. The merger consideration, which as of August 3, 2009 had an equivalent price per share (based on 50%-50% cash-stock split of the merger consideration) of $36.32 per share, is approximately 350% greater that PBG’s net book value per share of $7.95 on a non-fully diluted basis as of June 13, 2009. In addition, the PBG Board did not consider firm offers made by unaffiliated persons during the last two years, as no such offers were made during that time.

In connection with the consummation of the merger, certain of PBG’s directors may receive benefits and compensation that may differ from the merger consideration you would receive. See “Interests of Certain Persons in the Merger” beginning on page 177 of this proxy statement/prospectus.

Based in part on the recommendation of the PBG Special Committee, the PBG Board, by the unanimous vote of the unaffiliated directors, recommends that PBG’s stockholders vote FOR approval of the proposal to adopt the merger agreement. This recommendation was made after consideration of all the material factors, both positive and negative, as described above.

PepsiCo’s Reasons for, and Purpose of, the Merger

The purpose of the merger is for PepsiCo to acquire the equity interest in PBG that it or its subsidiaries do not already own. In PepsiCo’s view, the merger would combine PBG’s bottling business with PepsiCo’s franchise company and create a more fully-integrated supply chain and go-to-market business model, improving the effectiveness and efficiency of the distribution of the PepsiCo brands distributed by PBG and enhancing accelerated revenue growth of PepsiCo following completion of the merger. PepsiCo believes that the merger would create a leaner, more agile business model, provide a stronger foundation for the future growth of PepsiCo and allow PepsiCo to realize operational benefits and cost synergies primarily in North America including, among others, an ability to bring product and package innovation to market more quickly, more streamlined manufacturing and distribution systems, elimination of redundant general and administrative costs and public company costs, greater flexibility in how PepsiCo goes to market, by product and channel, improved national account coordination and a greater ability to react quickly to technological advances and to changes in the marketplace.

PepsiCo views the merger as an important one in light of the evolving changes in the operating environment of the industry largely in North America, including the emergence of new competitors and the development of non-carbonated drinks, which have different economics and different distribution systems than carbonated soft drinks. Upon completion of the merger and the related integration processes, PepsiCo would handle distribution of approximately 70% of its total North American beverage volume, including both its direct-store-delivery bottling system and other liquid refreshment beverage warehouse systems. Upon completion of the merger and the PAS merger and the related integration processes, PepsiCo would handle distribution of approximately 80% of its total North American beverage volume, including both its direct-store-delivery bottling system and other liquid refreshment beverage warehouse systems.

PepsiCo believes that it could realize significant synergies relating to reduction of redundant costs, achieving scale efficiencies and realizing new revenue opportunities as a result of the acquisition.

Position of PepsiCo and Metro Regarding Fairness of the Merger

The rules of the SEC require PepsiCo and Metro to express their belief as to the fairness of the merger to the unaffiliated stockholders of PBG. PepsiCo and Metro believe that the merger is both procedurally and substantively fair to such stockholders. PepsiCo and Metro base this belief on the following factors, each of which, in their judgment, supports their view as to the fairness of the merger:

•

as the merger consideration, PepsiCo will pay cash for 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries, and with respect to which appraisal rights have not been properly exercised and perfected under Delaware law, and issue 0.6432 shares of PepsiCo common stock (which had a value of $36.50 based on the PepsiCo common stock closing price of $56.75 on July 31, 2009) for each of the remaining 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries, and with respect to which appraisal rights have not been properly exercised and perfected under Delaware law, to provide for an aggregate 50% cash/50% stock allocation. PepsiCo and Metro believe that this is relevant to the following factors supporting their view as to the fairness of the merger:

•	the aggregate value of the merger consideration of $36.50 per share, as described above, represents a premium of:

•

44.8% to the closing price of the shares of PBG common stock on April 17, 2009, the last trading day prior to the date of the announcement of PepsiCo’s proposal of April 19, 2009 to acquire the outstanding shares of PBG that it did not already own for $14.75 in cash and 0.283 shares of PepsiCo common stock per share of PBG common stock;

•	68.3% to the 30-day average closing prices of the shares of PBG common stock for the 30-day period prior to the date of the announcement of the April 19 proposal;

•	48.4% to the closing price of the shares of PBG common stock on April 13, 2009, the last trading day one week prior to the date of the announcement of the April 19 proposal;

•	86.3% to the closing price of the shares of PBG common stock on March 20, 2009, the last trading day one month prior to the date of the announcement of the April 19 proposal;

•	8.6% to the closing price of the shares of PBG common stock on August 3, 2009, the last trading day prior to the date of the announcement of the merger, on August 4, 2009;

•	9.1% to the 30-day average closing prices of the shares of PBG common stock for the 30-day period prior to the date of the announcement of the merger, on August 4, 2009;

•	7.8% to the closing price of the shares of PBG common stock on July 28, 2009, the last trading day one week prior to the date of the announcement of the merger, on August 4, 2009; and

•	7.1% to the closing price of the shares of PBG common stock on July 6, 2009, the last trading day one month prior to the date of the announcement of the merger, on August 4, 2009.

PepsiCo believes that these premiums support its view as to the fairness of the merger agreement and the merger because the implied value of the consideration payable in the merger represents what PepsiCo believes to be attractive premiums to the prices at which the PBG stock traded during the various periods or at the various dates described above, which include periods and dates not only prior to the public announcement of PepsiCo’s initial proposal but also periods and dates during or at which the public was aware of PepsiCo’s proposals.

•

PBG stockholders who receive all or part of the merger consideration in respect of their shares in the form of shares of PepsiCo common stock will be able to participate and share in the future earnings or growth of PepsiCo and its subsidiaries or benefit from increases, if any, in the value of PepsiCo and its subsidiaries, following completion of the merger, as well as following completion of the PAS merger, which Pepsico believes support its view as to the fairness of the merger agreement and the merger because (i) it will allow PBG stockholders to participate, subject to the cash election and proration procedures described in this proxy statement/prospectus, in such earnings, growth and increases through the date of the closing of the merger and (ii) it will allow certain PBG stockholders to participate, subject to the cash election and proration procedures described in this proxy statement/prospectus, in such earnings, growth and increases after the date of the closing on a basis that is potentially more tax-efficient than would be the case if such stockholders received cash in the merger and reinvested such cash in PepsiCo shares;

•

PBG stockholders unaffiliated with PepsiCo or Metro and who do not properly exercise and perfect appraisal rights with respect to their shares of PBG common stock may elect to receive the merger consideration for some or all of their shares of PBG common stock in the form of $36.50 in cash, if they do not wish to receive shares of PepsiCo common stock, subject to proration procedures. For those stockholders who receive merger consideration for their shares of PBG common stock in the form of cash, the merger, once completed, will move the risk of PBG’s future financial performance away from public stockholders, who do not have the power to control decisions made with respect to PBG’s business, to PepsiCo, who will have the power to control such decisions pursuant to the completion of the merger. This will eliminate the exposure of such stockholders to fluctuations in the market price of PBG common stock, particularly in the current economic environment, which PepsiCo believes supports its view as to the fairness of the merger; and

•

the merger is not subject to a financing condition, which limits the execution risk attached to the completion of the merger, subject to satisfaction of the conditions to the completion of the merger as described in this proxy statement/prospectus, and thus makes it more likely that the merger will be consummated promptly if PBG stockholders approve the merger, which PepsiCo believes supports its view as to the fairness of the merger.

In addition, PepsiCo and Metro believe that the merger is procedurally fair to the unaffiliated stockholders of PBG, based on the following factors:

•

vote for approval of the proposal to merger agreement requires the affirmative vote of (i) a majority of the outstanding voting power of the shares of PBG common stock and PBG Class B common stock entitled to vote, voting as a single class, and (ii) a majority of the votes cast by the holders of outstanding shares of PBG common stock entitled to vote, voting separately as a class;

•

the PBG Board, by actions taken without the participation of the two directors affiliated with PepsiCo and after considering the unanimous recommendation of the PBG Special Committee (which is comprised entirely of independent directors and which reached its conclusion after consultation with independent legal and financial advisors) and the approval of the audit and affiliated transactions committee of PBG has approved and declared advisable the merger agreement, has determined that it and the merger are fair to and in the best interests of PBG and its unaffiliated stockholders, and has recommended that PBG stockholders vote for approval of the proposal to adopt the merger agreement; and

•

the PBG Special Committee requested and received from each of Morgan Stanley and Perella Weinberg an opinion, delivered orally and confirmed in writing on August 3, 2009, with respect to the fairness, from a financial point of view, of the merger consideration to be received by PBG’s unaffiliated stockholders pursuant to the merger agreement.

PepsiCo believes that the process employed by the PBG Board and PBG Special Committee helped produce a transaction that is fair to the unaffiliated stockholders of PBG and accordingly PepsiCo believes this process supports its view as to the fairness of the merger.

PepsiCo and Metro also considered the following factors, each of which they considered to be negative in their considerations concerning the fairness of the terms of the transaction:

•

any PBG stockholders who receive merger consideration in the form of cash in exchange for all of their shares of PBG common stock will cease to participate in the future earnings or growth of PepsiCo and its subsidiaries or benefit from increases, if any, in the value of PepsiCo and its subsidiaries, following completion of the merger as well as following completion of the PAS merger;

•

as to the merger consideration, PepsiCo’s and Metro’s interests are adverse to the financial interests of PBG’s stockholders unaffiliated with PepsiCo or Metro. In addition, as described under “Interests of Certain Persons in the Merger,” certain executive officers of PepsiCo may have actual or potential conflicts of interest in connection with the merger;

•

the form of merger consideration received by stockholders unaffiliated with PepsiCo and Metro in exchange for their shares of PBG common stock cannot be guaranteed due to proration procedures. If proration procedures are applied as described elsewhere in this proxy statement/prospectus, PBG stockholders may not receive the form of merger consideration that they choose to receive in exchange for their shares of PBG common stock;

•	there is a risk that conditions to the completion of the merger or the PAS merger may not be satisfied and, therefore, that either or both mergers may not be completed; and

•	the approval of the proposal to adopt the merger agreement does not require the affirmative vote of a majority of only those PBG stockholders who are unaffiliated with PepsiCo or Metro.

PepsiCo and Metro did not find it practicable to assign, nor did either of them assign, relative weights to the individual factors considered in reaching their conclusion as to fairness.

In reaching their conclusion as to fairness, PepsiCo and Metro did not consider the liquidation value of PBG because they consider PBG to be a viable going concern and have no plans to liquidate PBG. The liquidation of PBG was not considered to be a viable course of action based on PepsiCo’s and Metro’s desire for PBG to continue to conduct its business following completion of the merger and remain an integral component of PepsiCo’s overall strategy. Therefore, PepsiCo and Metro believe that the liquidation value of PBG is irrelevant to a determination as to whether the merger is fair to PBG stockholders unaffiliated with PepsiCo or Metro, and no appraisal of liquidation value was sought for purposes of valuing the PBG common stock.

Further, net book value, which is an accounting concept, was not considered as a factor because PepsiCo and Metro believe that net book value is not a material indicator of the value of PBG as a going concern but rather is primarily indicative of historical costs.

PepsiCo and Metro are not aware of any firm offers made by a third party to acquire PBG during the past two years and in any event neither PepsiCo nor Metro, nor any other subsidiary of PepsiCo, has any intention of selling or otherwise disposing of the shares of PBG common stock or PBG Class B common stock that are currently owned by it. Third-party offers were therefore not considered by PepsiCo or Metro in reaching their conclusion as to fairness.

The foregoing discussion of the information and factors considered and given weight by PepsiCo and Metro is not intended to be exhaustive, but includes the factors considered by PepsiCo and Metro that each believes to be material.

Effects of the Merger on PBG

As a result of the merger, PBG will merge with and into Metro. Metro will be the surviving corporation in the merger. After completion of the merger, the certificate of incorporation of Metro in effect as of the effective time of the merger will be the certificate of incorporation of the surviving corporation, and the bylaws of Metro in effect as of the effective time of the merger will be the bylaws of the surviving corporation. PepsiCo has agreed that it will cause to be maintained in effect provisions in the surviving corporation’s certificate of incorporation and bylaws regarding elimination of liability of directors, indemnification of directors, officers and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the merger agreement. See “Interests of Certain Persons in the Merger—Indemnification and Insurance” beginning on page 183 of this proxy statement/prospectus.

Public Stockholders

Following completion and as a result of the merger, there will no longer be any publicly held shares of PBG common stock. Notwithstanding that certain PBG stockholders will receive all or a portion of the merger consideration in respect of their shares in the form of PepsiCo common stock, PBG’s public stockholders will no longer have any direct interest in the surviving corporation. Those stockholders who receive all of the merger consideration in respect of their shares in the form of cash will not participate in the surviving corporation’s future earnings and potential growth as a subsidiary of PepsiCo and will no longer bear the risk of any losses incurred in the operation of the surviving corporation’s business as a subsidiary of PepsiCo or of any decreases in the value of that business. Those stockholders receiving shares of PepsiCo common stock as merger consideration for their shares of PBG common stock will only participate in the surviving corporation’s future earnings and potential growth through their ownership of PepsiCo common stock. All of the other incidents of direct stock ownership in PBG, such as the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from PBG will be extinguished upon completion of the merger.

Stock Exchange Delisting and Deregistration

As promptly as practicable following completion of the merger, Metro, as successor to PBG, will cause PBG’s common stock to be delisted from the New York Stock Exchange and deregistered under the Exchange Act. Registration under the Exchange Act may be terminated upon application to the SEC if the shares of PBG’s common stock are neither listed on a national securities exchange nor held by 300 or more holders of record. As a result of such deregistration, PBG will no longer be required to file reports with the SEC or otherwise be subject to the United States federal securities laws applicable to public companies.

Effect on Net Book Value and Net Earnings of PepsiCo

The table below sets forth the direct and indirect interest of PepsiCo and Metro in PBG’s net book value and net earnings before and after the merger, based on the historical net book value of PBG as of, and the historical net earnings of PBG for, the year ended December 27, 2008.

	Ownership Prior to the Merger				Ownership After the Merger
	Net Book Value		Earnings		Net Book Value		Earnings
	$ (in millions)%		$ (in millions)%		$ (in millions)%		$ (in millions)%
PepsiCo	446	33.2	54	33.2	1,343	100	162	100
Metro	389	29.0	47	29.0	1,343	100	162	100

Plans for PBG

If the merger is completed, PBG will be merged with and into Metro, and Metro will be the surviving corporation. Following such completion PepsiCo currently expects that the surviving corporation’s operations will be conducted as a dedicated bottling business within PepsiCo and that the surviving corporation’s headquarters will initially be located in Westchester County, New York.

PepsiCo has reviewed and will continue to review various potential business strategies that it may consider in the event that the merger is completed. PepsiCo expects to continue to review PBG’s assets, corporate structure, capitalization, operations, properties, policies, management and personnel to consider and determine what other changes, if any, would be appropriate or desirable. PepsiCo expressly reserves the right to make any changes that it deems necessary, appropriate or convenient in light of its review or future developments.

Pursuant to the terms of the merger agreement, PBG will merge with and into Metro, with Metro being the surviving company, and at the effective time of the merger the current officers and directors of Metro (all of whom are employees of PepsiCo) will be the officers and directors of the surviving company.

PepsiCo currently plans that at the closing of the mergers with PBG and PAS it will form a new operating unit that will be called PepsiCo Bottling North America, or PBNA. Eric J. Foss, current chairman and CEO of PBG, will become the CEO of PBNA, reporting directly to PepsiCo Chairman and CEO Indra Nooyi. PBNA will comprise all current PBG and PAS operations in the United States, Canada and Mexico, and will account for about three-quarters of the volume of PepsiCo’s North American bottling system, with independent franchisees accounting for the rest. PBNA will be separate from PepsiCo’s brand-oriented PepsiCo Americas Beverages (PAB) operating unit, which will continue to oversee independent bottlers and Gatorade and Tropicana operations. Current PBG and PAS operations in Europe and Russia will be managed by PepsiCo’s Europe unit when the mergers are completed.

On December 8, 2009 PepsiCo announced that it had reached an agreement with Dr Pepper Snapple Group, Inc. (“DPSG”) to manufacture and distribute certain DPSG products following completion of the mergers. Under the terms of the agreement, DPSG will receive an upfront payment of $900 million payable upon closing of the mergers with PBG and PAS. In exchange, PepsiCo will be entitled to manufacture and distribute Dr Pepper and certain other DPSG products in the territories where they are currently distributed by PBG and PAS. The agreement between PepsiCo and DPSG, which will replace existing agreements PBG and PAS have with DPSG, will have an initial term of 20 years, with automatic 20 year renewals thereafter. In connection with its agreement with DPSG, PepsiCo agreed to treat as confidential certain DPSG information, including non-public information relating to DPSG concentrate pricing, marketing, promotional or media programs and information related to the introduction of new brands or line extensions provided by DPSG to PepsiCo. PepsiCo also agreed to certain procedures with respect to the treatment of such confidential information within PepsiCo.

Except as otherwise described in this proxy statement/prospectus, PepsiCo has no current plans or proposals or negotiations that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving PBG or any of its subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of PBG or any of its subsidiaries; (iii) any material change in the indebtedness or capitalization of PBG; (iv) any change in the present board of directors or management of PBG, including, but not limited to, any plans or proposals to change the number or the term of directors and to fill any existing vacancies on the PBG Board or to change any material term of the employment contract of any executive officer; or (v) any other material change in PBG’s corporate structure or business. See “—PepsiCo’s Reasons for, and Purpose of, the Merger,” “The Merger Agreement—Structure of the Merger” and “The PAS Merger” beginning on pages 54, 127 and 28, respectively, of this proxy statement/prospectus.”

PepsiCo currently does not intend to declare any dividends on the shares of Metro common stock following completion of the merger, although it reserves the right to change Metro’s dividend policy. PBG’s existing dividend policy provides for the payment of quarterly cash dividends. See “Summary—Share Information and Dividends” and “Summary—Comparative Stock Prices and Dividends” beginning on pages 11 and 20, respectively, of this proxy statement/prospectus.

Certain PBG Forecasts

PBG generally does not make public financial forecasts as to future performance, earnings or other results beyond the current fiscal year, and PBG is especially cautious of making financial forecasts for extended periods due to the unpredictability of the underlying assumptions and estimates. However, PBG provided to its financial advisors certain non-public financial forecasts of PBG on a standalone basis (which are referred to in this proxy statement/prospectus as the PBG forecasts) that were prepared by management for internal planning purposes and not for public disclosure and that are subjective in many respects. PBG has included below a subset of these PBG forecasts to give PBG’s stockholders access to certain non-public information that was furnished to and considered by PBG’s financial advisors.

The PBG forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or with generally accepted accounting principles, but, in the view of PBG’s management, were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of PBG. However, the PBG forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the PBG forecasts.

Neither PBG’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the PBG forecasts, nor have they expressed any opinion or any other form of assurance on such PBG forecasts or their achievability, and assume no responsibility for, and disclaim any association with, the PBG forecasts.

The PBG forecasts provided to PBG’s financial advisors included 6-year base and upside projections of revenue and EBITDA, prepared by PBG’s management in the first half of calendar year 2009. These projections of revenue and EBITDA assumed that PBG would continue its business generally as then conducted and that PBG would not take any extraordinary actions, such as dispositions of assets or properties or refinancing of indebtedness.

A chart summarizing fiscal years 2009 through 2014 of the PBG forecasts is set forth below.

Summary Internal Financial Forecast of PBG (in millions)

Forecast	2009	2010	2011	2012	2013	2014
Revenue
Base Case	$13,229	$13,661	$14,302	$15,015	$15,776	$16,574
Upside Case	$13,422	$14,058	$14,921	$15,874	$16,895	$17,974
EBITDA
Base Case	$1,776	$1,866	$1,971	$2,071	$2,172	$2,280
Upside Case	$1,790	$1,923	$2,093	$2,263	$2,441	$2,634

The summary of these PBG forecasts is not being included in this proxy statement/prospectus to influence your decision whether to vote for the merger, but because these PBG forecasts were provided by PBG to PBG’s financial advisors. These PBG forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of PBG’s management. Important factors that may affect actual results and cause the internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to PBG’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described under “Forward-Looking Statements” beginning on page 119 of this proxy statement/prospectus. The PBG forecasts also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these PBG forecasts. Accordingly, there can be no assurance that the PBG forecasts will be realized.

The inclusion of these PBG forecasts in this proxy statement/prospectus should not be regarded as an indication that PBG or its affiliates, advisors or representatives considered the PBG forecasts to be predictive of actual future events, and the PBG forecasts should not be relied upon as such. Neither PBG or its affiliates, advisors or representatives can give you any assurance that actual results will not differ from these PBG forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these PBG forecasts to reflect circumstances existing after the date the PBG forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the PBG forecasts are shown to be in error. PBG does not intend to make publicly available any update or other revision to these PBG forecasts. Since the date of the PBG forecasts, PBG has made publicly available its actual results of operations for the quarter and 36 weeks ended September 5, 2009. You should review PBG’s Quarterly Report on Form 10-Q for the quarter ended September 5, 2009 for this information. Neither PBG nor its affiliates, advisors or representatives has made or makes any representation to any stockholder or other person regarding PBG’s ultimate performance compared to the information contained in these PBG forecasts or that forecasted results will be achieved. PBG has made no representation to PBG’s financial advisors or PepsiCo, in the merger agreement or otherwise, concerning the PBG forecasts.

Opinions of PBG’s Financial Advisors

Opinion of Morgan Stanley

PBG retained Morgan Stanley to act as financial advisor in connection with the unsolicited bid by PepsiCo and the merger because of its qualifications, expertise, reputation and knowledge of the business and affairs of PBG. PBG also authorized Morgan Stanley to engage in negotiations on its behalf. In reaching its decision to retain Morgan Stanley, the PBG Board considered Morgan Stanley’s credentials as a financial advisor as well as its prior relationship with PepsiCo and its provision of financial advisory and financing services to PepsiCo in connection with certain of PepsiCo’s share repurchase programs and debt financing transactions, and determined that Morgan Stanley did not have any conflicts of interest such that it would be unable to act as an independent advisor on behalf of PBG in connection with the PepsiCo proposal. On August 3, 2009, Morgan Stanley rendered its oral opinion, which opinion was subsequently confirmed in a written opinion dated August 3, 2009, to PBG’s special committee and board of directors, to the effect that as of such date and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received by the holders of shares of PBG common stock (other than PepsiCo and its affiliates) pursuant to the merger agreement was fair from a financial point of view to such holders. The PBG Special Committee and the PBG Board expressly adopted the conclusion and analyses of Morgan Stanley as set forth in such opinion. Based on their knowledge that no affiliate of PBG would have an interest in the merger different from, or in addition to, other security holders of PBG (other than PepsiCo and its affiliates) except for board and special committee fees (which are not contingent upon the consummation of the merger or the PBG Special Committee’s recommendation of the merger), indemnification and liability insurance rights under the merger agreement, and the entitlement of such affiliates to receive the merger consideration in respect of their shares of PBG common stock and cash in respect of phantom stock units and restricted stock units, the PBG Board and the PBG Special Committee concluded that they could rely on Morgan Stanley’s fairness opinion, which addressed the fairness of the merger to all stockholders of PBG (other than PepsiCo and its affiliates) in determining that the transaction was fair to all of PBG’s unaffiliated security holders.

The full text of Morgan Stanley’s written fairness opinion dated August 3, 2009, is attached as Appendix B to this proxy statement/prospectus and incorporated by reference herein. You should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion is directed to the PBG Board and the PBG Special Committee, addresses only the fairness from a financial point of view of the consideration to be received by the holders of shares of PBG common stock (other than PepsiCo and its affiliates), and does not address any other aspect of the merger or constitute a recommendation as to how any stockholders of PBG should vote at any stockholders’ meeting held in connection with the merger.

In arriving at its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of PBG and PepsiCo, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning PBG and PepsiCo prepared by the management of PBG and PepsiCo, respectively;

•	reviewed the PBG forecasts (see “—Certain PBG Forecasts” beginning on page 67 of this proxy statement/prospectus);

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the management of PBG and PepsiCo, respectively;

•

discussed the past and current operations and financial condition and the prospects of PBG and PepsiCo, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of PBG and PepsiCo, respectively;

•	reviewed the pro forma impact of the merger on PepsiCo’s earnings per share, cash flow, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for the PBG common stock and PepsiCo common stock;

•

compared the financial performance of PBG and PepsiCo and the prices and trading activity of the PBG common stock and PepsiCo common stock with that of certain other publicly-traded companies comparable with PBG and PepsiCo, respectively, and their securities;

•	reviewed the financial terms, including, but not limited to, multiples and premiums paid of certain comparable acquisition transactions;

•	participated in discussions among representatives of PBG and PepsiCo and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by PBG and PepsiCo, and formed a substantial basis for its opinion. With respect to the PBG forecasts provided to Morgan Stanley by PBG, as well as information relating to certain strategic, financial and operational benefits anticipated from the merger provided to Morgan Stanley by PBG and PepsiCo, Morgan Stanley assumed that such projections and information had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of PBG and PepsiCo regarding the future financial performance of PBG and PepsiCo. In addition, Morgan Stanley assumed that there had not occurred any material change in the assets, financial condition, results of operations, business or prospects of PBG or PepsiCo since the respective dates of the most recent financial statements and other information, financial or otherwise, relating to PBG or PepsiCo, respectively, that were made available to Morgan Stanley. Furthermore, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that (1) the merger will be treated as a reorganization under the Internal Revenue Code of 1986, as amended (the “Code”) and (2) the aggregate consideration will consist substantially of 50% cash and 50% PepsiCo common stock. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of PBG and PepsiCo and PBG’s and PepsiCo’s legal, tax or regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley did not address in its opinion, (i) the fairness to, or any other consideration of, the holders of any class of securities (including holders of PBG Class B common stock), creditors or other constituencies of PBG, other than the holders of shares of PBG common stock (other than PepsiCo and its affiliates), (ii) the relative fairness of any portion of the consideration to holders of any series of PBG common stock or (iii) the fairness of the amount or nature of any compensation to be paid or payable to any of PBG’s officers, directors or employees or PBG, or any class of such persons, relative to the consideration to be received by the holders of PBG common stock (other than PepsiCo and its affiliates) in the merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of PBG, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of the date of the opinion. Events occurring after August 3, 2009 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm this opinion. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

The following is a summary of the material financial analyses used by Morgan Stanley in connection with the provision of its opinion to the PBG Board and the PBG Special Committee. These valuation methodologies are means of calculating the value of PBG on a going concern basis. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Rather, the analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s fairness opinion. Each of the analyses excludes any synergies that might result from the merger.

PBG Unaffected Trading Range

Morgan Stanley reviewed the unaffected price performance of the PBG common stock for the last twelve months as of April 17, 2009, the last trading day prior to PepsiCo’s initial public announcement of its proposal to acquire PBG. The unaffected trading range of PBG provides historical reference points with respect to the trading prices of PBG common stock prior to PepsiCo’s initial public announcement of its proposal to acquire PBG and allowed Morgan Stanley to compare the unaffected historical share prices with the consideration offered by PepsiCo. Based on daily closing prices, the review indicated that the unaffected 52-week low of PBG common stock was $16.49 as of November 20, 2008 and the unaffected 52-week high of PBG common stock was $34.61 as of April 23, 2008.

In connection with its analysis, Morgan Stanley noted that the consideration to be received by the holders of shares of PBG common stock pursuant to the merger agreement was $36.50 in cash per share or 0.6432 shares of PepsiCo common stock per share (which as of July 31, 2009 had a value of $36.50 per share, calculated by multiplying 0.6432 by the closing price of PepsiCo common stock of $56.75 on that date) (subject to proration and other adjustments as set forth in the merger agreement).

PBG Comparable Trading Analysis

Morgan Stanley reviewed and compared, using publicly available information, certain current and historical financial information for PBG corresponding to current and historical financial information, ratios and public market multiples for other companies that share similar business characteristics with PBG. It was Morgan Stanley’s judgment that Coca Cola Enterprises, Inc. (“CCE”) and PAS were the most directly comparable companies to PBG with respect to PBG’s operations, products, size, geographical scope and historical trading characteristics. However, in Morgan Stanley’s judgment, only CCE was sufficiently comparable for purposes of this analysis, as the trading history of PAS after April 17, 2009 was affected by the public announcement of the proposed acquisition of PAS by PepsiCo.

For purposes of this analysis, Morgan Stanley analyzed the following statistics of CCE for comparative purposes:

•

The ratio of the aggregate value, defined as market capitalization plus total debt and minority interest less cash and cash equivalents, to estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) for calendar years 2009 and 2010; and

•	The ratio of price to estimated earnings per share for calendar years 2009 and 2010.

The estimated EBITDA and earnings per share were provided by the Institutional Brokers’ Estimate System, referred to as “IBES”. IBES is a data service that compiles forward-looking financial estimates made by equity research analysts for U.S. publicly traded companies.

The following table provides the estimated 2009 and 2010 EBITDA and earnings per share for PBG and CCE, as of July 31, 2009, based on the median of the equity research estimates, as provided by IBES:

PBG:	2009	2010
Estimated EBITDA (in millions)	$1,811	$1,870
Estimated Earnings Per Share	$2.40	$2.61

CCE:	2009	2010
Estimated EBITDA (in millions)	$2,613	$2,713
Estimated Earnings Per Share	$1.50	$1.67

The aggregate values of PBG and CCE as of July 31, 2009 were $14.2 billion and $17.7 billion, respectively.

Morgan Stanley applied the multiples based on CCE’s trading performance to the relevant financial statistics of PBG shown above to calculate PBG’s implied prices per share and then averaged the results for the two years. Based on the number of outstanding shares of PBG common stock, restricted stock units and stock options to acquire PBG common stock, Morgan Stanley estimated the implied value per share of PBG common stock as of July 31, 2009 as follows:

	Representative Multiple	Implied Value Per Share
Aggregate Value to Estimated EBITDA (average of calendar years 2009 and 2010)	2009: 6.8x, 2010: 6.6x	$26
Price to Estimated Earnings per Share (average of calendar years 2009 and 2010)	2009: 12.5x, 2010: 11.3x	$30

In connection with its analysis, Morgan Stanley noted that the consideration to be received by the holders of shares of PBG common stock pursuant to the merger agreement was $36.50 in cash per share or 0.6432 shares of PepsiCo common stock per share (which as of July 31, 2009 had a value of $36.50 per share, calculated by multiplying 0.6432 by the closing price of PepsiCo common stock of $56.75 on that date) (subject to proration other adjustments as set forth in the merger agreement).

CCE is not identical to PBG. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of PBG, such as the impact of competition on the business of PBG or the industry generally, industry growth and the absence of any material adverse change in the financial condition of PBG or the industry the financial markets in general, which could affect the public trading value of the companies.

PBG Discounted Future Equity Value Analysis

Morgan Stanley performed a discounted future equity value analysis, which is designed to provide insight into the present value of the future price of a company’s common equity as a function of its future earnings per share and its current forward price-to-earnings multiples. Morgan Stanley calculated ranges of implied equity values per share for PBG, based on the median discounted equity values that were implied by equity research analysts estimates of 2011 earnings per share, as provided by IBES. In arriving at the estimated equity values per share of PBG’s common stock, Morgan Stanley applied a 13.0x to 15.0x next twelve-month price-to-earnings multiple range to PBG’s expected 2011 earnings per share as given by these equity research analysts, as provided by IBES, and discounted those values to present value at a discount rate of 10.0%. The 13.0x to 15.0x next twelve-month price-to-earnings multiple range was based on the seven year daily average of the next twelve-month price-to-earnings of PBG, PAS and CCE as of April 17, 2009 (equal to a range from 14.5x to 15.3x), the three year daily average of the next twelve-month price-to-earnings of PBG, PAS and CCE as of April 17, 2009 (equal to a range from 14.0x to 14.4x) and the daily average of the next twelve-month price-to-earnings of PBG, PAS and CCE for the period of September 15, 2008 (the first trading day after Lehman Brother’s bankruptcy filing) through April 17, 2009 (equal to a range from 9.3x to 9.5x). The foregoing next twelve-month price-to-earnings estimates of PBG, PAS and CCE were provided by IBES. Morgan Stanley selected the 13.0x to 15.0x next twelve-month price-to-earnings multiple range based on the median historical next twelve-month price-to-earnings multiples, as provided by IBES, of PBG, PAS and CCE, which Morgan Stanley viewed as sharing similar characteristics with PBG with respect to operations, products, size, geographical scope and historical trading characteristics. Morgan Stanley derived the discount rate of 10.0% by applying the Capital Asset Pricing Model (“CAPM”) formula to calculate PBG’s cost of equity. Based on the calculations set forth above, the analysis implied a value range for PBG’s common stock of approximately $32 to $37 per share.

In connection with its analysis, Morgan Stanley noted that the consideration to be received by the holders of shares of PBG common stock pursuant to the merger agreement was $36.50 in cash per share or 0.6432 shares of PepsiCo common stock per share (which as of July 31, 2009 had a value of $36.50 per share, calculated by multiplying 0.6432 by the closing price of PepsiCo common stock of $56.75 on that date) (subject to proration other adjustments as set forth in the merger agreement).

PBG Precedent Transaction Analysis

Morgan Stanley reviewed and analyzed statistics for selected public non-alcoholic beverage and bottling sector transactions since 1999 with transaction values over $400 million. It was Morgan Stanley’s judgment that a number of the selected transactions, which included PepsiCo, Coca-Cola or Dr. Pepper bottling franchises, were comparable to the proposed acquisition of PBG by PepsiCo due to the similarities amongst the businesses and the sectors involved. PBG also identified its own historical bottler transactions, undertaken since 2000, that were considered to be comparable to the proposed acquisition of PBG by PepsiCo due to the analogous nature of the bottler businesses acquired. Morgan Stanley reviewed and analyzed statistics for those transactions as well. The criteria set forth above were consistently applied, and Morgan Stanley did not exclude any transactions that fell within such criteria. The following list sets forth the selected transactions from both categories that Morgan Stanley reviewed in connection with this analysis:

Announcement Year	Target	Acquiror
2009	Better Beverages, Ltd. (Hallettsville, TX)	The Pepsi Bottling Group, Inc.
2009	Pepsi-Cola Bottlers for the Merrimack Valley, Inc.	The Pepsi Bottling Group, Inc.
2008	Lane Affiliated Companies, Inc.	The Pepsi Bottling Group, Inc.
2008	Pepsi-Cola Batavia Bottling Corporation (Batavia, NY)	The Pepsi Bottling Group, Inc.
2007	Coca-Cola Korea Bottling Co., Ltd.	LG Household & Health Care Ltd.
2007	Panamerican Beverages, Inc.	Coca-Cola FEMSA, S.A. de C.V.
2005	Pepsi-Cola Bottling Company of Charlotte, Inc.	The Pepsi Bottling Group, Inc.
2004	Seltzer & Rydholm, Inc. (Auburn, ME)	The Pepsi Bottling Group, Inc.
2003	Pepsi-Cola Buffalo Bottling Corp. (Buffalo, NY)	The Pepsi Bottling Group, Inc.
2003	Olean Bottling Works, Inc. (Olean, NY)	The Pepsi Bottling Group, Inc.
2002	Pepsi-Cola Bottling Co. of Macon (Macon, GA)	The Pepsi Bottling Group, Inc.
2002	Pepsi-Cola Bottling Co. of Aroostook, Inc. (Presque Isle, ME)	The Pepsi Bottling Group, Inc.
2002	Pepsi-Gemex, S.A. de C.V.	The Pepsi Bottling Group, Inc.
2001	Herb Coca-Cola	Coca-Cola Enterprises Inc.
2001	Nor-Cal Beverage Company, Inc. (Northern California)	The Pepsi Bottling Group, Inc.
2001	Pepsi-Cola Elmira Bottling Co., Inc. (Elmira, NY)	The Pepsi Bottling Group, Inc.
2000	PepsiAmericas, Inc.	Whitman Corp.
1999	Dr Pepper Bottling Company of Texas	Cadbury Schweppes plc and The Carlyle Group (The American Bottling Company)

The following table summarizes Morgan Stanley’s analysis:

Precedent Transaction Financial Statistic	Representative Multiple Range	Implied Value per Share
Aggregate Value to Last-Twelve- Month (as of June 30, 2009) EBITDA(1)	8.0x -10.0x	$34 - $50

(1)	Based on the median of the estimate for EBITDA, as provided by IBES.

In connection with its analysis, Morgan Stanley noted that the consideration to be received by the holders of shares of PBG common stock pursuant to the merger agreement was $36.50 in cash per share or 0.6432 shares of PepsiCo common stock per share (which as of July 31, 2009 had a value of $36.50 per share, calculated by multiplying 0.6432 by the closing price of PepsiCo common stock of $56.75 on that date) (subject to proration other adjustments as set forth in the merger agreement).

No company or transaction utilized in the precedent transaction analysis is identical to PBG, PepsiCo or the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of PBG and PepsiCo, such as the impact of competition on the business of PBG, PepsiCo or the industry generally, industry growth and the absence of any material adverse change in the financial condition of PBG, PepsiCo or the industry or in the financial markets in general, which could affect the public trading value of the companies and aggregate value of the transactions to which they are being compared.

PBG Premiums Paid Analysis

Morgan Stanley compared the premiums paid in North American public company transactions, excluding distressed situations, terminated transactions, ESOPs, self-tenders, spin-offs, minority interest transactions, recapitalizations, and restructurings, that were announced between September 15, 2008 and July 31, 2009, with transaction values of $1.0 billion and greater. Morgan Stanley also compared the premiums paid in such transactions where 100% of the consideration was paid in the form of cash, in such transactions where 100% of the consideration was paid in the form of acquiror stock, and in such transactions where a mixture of cash and stock was applied. It was Morgan Stanley’s judgment that North American public company transactions of this magnitude and announced subsequent to the bankruptcy of Lehman Brothers were the most comparable to the proposed acquisition of PBG by PepsiCo.

The transactions are listed below:

Announcement Date	Target	Acquiror
June 8, 2009	Addax Petroleum Corp.	Sinopec
May 20, 2009	Data Domain, Inc.	NetApp, Inc.
May 12, 2009	Foundation Coal Holdings, Inc.	Alpha Natural Resources, Inc.
April 20, 2009	Sun Microsystems, Inc.	Oracle Corp.
April 8, 2009	Centex Corp.	Pulte Homes, Inc.
April 1, 2009	Metavante Technologies, Inc.	Fidelity National Information Services, Inc.
March 23, 2009	Petro-Canada	Suncor Energy, Inc.
March 12, 2009	CV Therapeutics, Inc.	Gilead Sciences, Inc.
March 9, 2009	Schering Plough Corp.	Merck & Co., Inc.
February 25, 2009	CF Industries Holdings Inc.	Agrium Inc.
January 27, 2009	CV Therapeutics, Inc.	Astellas Pharma Inc.
January 26, 2009	Wyeth	Pfizer Inc.
January 15, 2009	Terra Industries Inc.	CF Industries Holdings, Inc.
January 12, 2009	Advanced Medical Optics, Inc.	Abbott Laboratories
December 1, 2008	Mentor Corp.	Johnson & Johnson
November 7, 2008	Centennial Communications Corp.	AT&T Inc.
October 27, 2008	Embarq Corp.	CenturyTel, Inc.
October 19, 2008	NRG Energy, Inc.	Exelon Corp.
October 6, 2008	ImClone Systems Inc.	Eli Lilly and Co.
September 25, 2008	Tanganyika Oil Co. Ltd.	Sinopec

Morgan Stanley also compared the premiums paid in select affiliated companies transactions that were announced between January 1, 2002 and July 31, 2009 with minimum transaction values of $1.0 billion for majority squeeze-out transactions or minimum transaction values of $500 million for minority squeeze-out transactions, and which involved the acquisition of a stake in a U.S. publicly traded company. It was Morgan Stanley’s judgment that affiliated transactions with these criteria provided an adequate comparison and a robust data set for purposes of its analysis.

The majority squeeze-out transactions used for comparison are listed below:

Announcement Date	Target	Acquiror
January 18, 2007	ION Media Networks, Inc.	Citadel Investment Group LLC
June 12, 2006	Pacific Energy Partners LP	Plains All American Pipeline, LP
June 5, 2006	Trizec Properties, Inc.	Investor Group
March 17, 2006	William Lyon Homes	General William Lyon
December 20, 2005	Nextel Partners, Inc.	Sprint Nextel Corp.
September 1, 2005	Chiron Corp.	Novartis AG
December 15, 2003	Gulfterra Energy Partners LP	Enterprise Products Partners LP
September 9, 2002	Dole Food Co., Inc.	David H. Murdock

The minority squeeze-out transactions used for comparison are listed below:

Announcement Date	Target	Acquiror
April 27, 2009	Atlas Energy Resources, LLC	Atlas America, Inc.
August 12, 2008	UnionBanCal Corp.	Mitsubishi UFG Financial Group, Inc.
July 21, 2008	Genentech Inc.	Roche Holding Ltd.
March 10, 2008	Nationwide Financial Services, Inc.	Nationwide Mutual Insurance Co.
July 17, 2007	Alfa Insurance Corp.	Alfa Mutual Insurance Co.
January 24, 2007	21st Century Insurance Co.	American International Group, Inc.
November 20, 2006	TD Banknorth Inc.	Toronto-Dominion Bank Financial Group
February 6, 2006	Lafarge North America Inc.	Lafarge S.A.
September 12, 2005	WFS Financial Inc.	Wachovia Corp.
September 1, 2005	7-Eleven, Inc.	Seven-Eleven Japan Co., Ltd.
February 21, 2005	Eon Labs, Inc.	Novartis AG
January 18, 2005	UnitedGlobalCom, Inc.	Liberty Media International, Inc.
January 10, 2005	Fox Entertainment Group, Inc.	News Corp.
August 2, 2004	Cox Communications, Inc.	Cox Enterprises, Inc.
April 10, 2003	Hotels.com	USA Interactive
February 15, 2002	NRG Energy Inc.	Xcel Energy Inc.
February 4, 2002	Intimate Brands Inc.	Limited Inc.

Based on the above, Morgan Stanley selected representative ranges of implied premiums and applied these ranges of premiums to a price of $25.20 per share of PBG common stock which represented the unaffected trading price of PBG common stock as of April 17, 2009, the last trading day prior to PepsiCo’s initial public announcement of a proposal to acquire PBG. The following summarizes Morgan Stanley’s analysis:

Precedent Transaction Financial Statistic(1)	Representative Premium Range	Implied Value per Share
Premiums paid in all Cash Consideration Transactions	40% - 150%	$35 -$63
Premiums paid in all Stock Consideration Transactions	30% - 40%	$33 - $35
Premiums paid in all Transactions	60%	$40
Premiums paid in all Affiliated Transactions	15% - 35%	$29 - $34

(1)	Premiums were calculated based on the closing share price on the last trading day prior to the official deal announcement or, where applicable, substantiated market rumors or leaks regarding the transaction.

In connection with its analysis, Morgan Stanley noted that the consideration to be received by the holders of shares of PBG common stock pursuant to the merger agreement was $36.50 in cash per share or 0.6432 shares of PepsiCo common stock per share (which as of July 31, 2009 had a value of $36.50 per share, calculated by multiplying 0.6432 by the closing price of PepsiCo common stock of $56.75 on that date) (subject to proration and other adjustments as set forth in the merger agreement).

No company or transaction utilized in the premiums paid analysis is identical to PBG, PepsiCo or the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of PBG and PepsiCo, such as the impact of competition on the business of PBG, PepsiCo or the industry generally, industry growth and the absence of any material adverse change in the financial condition of PBG, PepsiCo or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

PBG Discounted Cash Flow Analysis

Morgan Stanley calculated ranges of equity values per share for PBG based on discounted cash flow analyses as of July 31, 2009. Morgan Stanley relied on the PBG forecasts (including both the base case and upside case scenarios) for fiscal years 2009 to 2013 as prepared by PBG’s management. Morgan Stanley first calculated the net present value of the unlevered free cash flows of PBG for the period from July 31, 2009 to December 31, 2013. These values were discounted to present values at a range of discount rates between 7.0% and 8.0% with a perpetual growth rate after 2013 of 1.5%. In the case of PBG management base case projections, these calculations resulted in a range of implied values per share of $33 to $42. In the case of PBG management upside case projections, these calculations resulted in a range of implied values per share of $39 to $50. The 7.0%—8.0% discount rate range that Morgan Stanley employed in this analysis was based on Morgan Stanley’s estimate of PBG’s weighted average cost of capital, which was calculated as the weighted average of PBG’s cost of equity of approximately 10.0% (determined through application of the CAPM formula) and PBG’s after-tax cost of debt. Morgan Stanley’s estimate of the perpetuity growth rate of 1.5% equated to the midpoint of a range of perpetuity growth rates of 1.0%—2.0%, determined to be indicative of the potential long-term growth of PBG’s business post 2013. The resulting terminal year next twelve-months multiple of aggregate value to EBITDA implied by the perpetuity growth rate was determined to be generally consistent with the historical multiples of aggregate value to next twelve-month EBITDA for PBG and its comparable peers.

In connection with its analysis, Morgan Stanley noted that the consideration to be received by the holders of shares of PBG common stock pursuant to the merger agreement was $36.50 in cash per share or 0.6432 shares of PepsiCo common stock per share (which as of July 31, 2009 had a value of $36.50 per share, calculated by multiplying 0.6432 by the closing price of PepsiCo common stock of $56.75 on that date) (subject to proration and other adjustments as set forth in the merger agreement).

PepsiCo Unaffected Trading Range

Morgan Stanley reviewed the unaffected price performance of PepsiCo common stock for the last twelve months as of April 17, 2009, the last trading day prior to PepsiCo’s initial public announcement of its proposal to acquire PBG. The unaffected trading range of PepsiCo provides historical reference points with respect to the trading prices of PepsiCo common stock prior to PepsiCo’s initial public announcement of its proposal to acquire PBG and PAS and allowed Morgan Stanley to compare the unaffected historical share prices with the closing price of PepsiCo common stock on July 31, 2009, the last trading day prior to the announcement of the merger, which price was used to determine the stock portion of the consideration offered by PepsiCo. Based on daily closing prices, the review indicated that the unaffected 52-week low of PepsiCo common stock was $45.81 as of March 9, 2009 and the unaffected 52-week high of PepsiCo common stock was $73.23 as of September 18, 2008.

In connection with its analysis, Morgan Stanley noted that the closing price of PepsiCo common stock on July 31, 2009 was $56.75 and that the consideration to be received by the holders of shares of PBG common stock pursuant to the merger agreement was $36.50 in cash per share or 0.6432 shares of PepsiCo common stock per share (subject to proration and other adjustments as set forth in the merger agreement).

PepsiCo Equity Research Price Target Analysis

Morgan Stanley reviewed and analyzed the price targets for the PepsiCo common stock prepared and published by equity research analysts since July 22, 2009 (the date of PepsiCo’s announcement of its second quarter earnings results) through the date of its opinion. These targets reflect each analyst’s estimate of the future public market-trading price of PepsiCo common stock and are not discounted to reflect present values. The range of undiscounted price targets for the PepsiCo common stock was $60 to $70. The range of price targets for PepsiCo common stock, discounted to present value using a discount rate of 7.0%, was $56 to $65. Morgan Stanley derived the discount rate of 7.0% by applying the CAPM formula to calculate PepsiCo’s cost of equity.

In connection with its analysis, Morgan Stanley noted that the closing price of PepsiCo common stock on July 31, 2009 was $56.75.

The public market trading price targets published by the equity research analysts do not necessarily reflect current market trading prices for PepsiCo common stock and these estimates are subject to uncertainties, including the future financial performance of PepsiCo and future financial market conditions.

PepsiCo Comparable Trading Analysis

Morgan Stanley reviewed and compared, using publicly available information, certain current and historical financial information for PepsiCo corresponding to current and historical financial information, ratios and public market multiples for other companies that share similar business characteristics with PepsiCo.

The comparable companies used in this analysis are as follows:

•	The Coca-Cola Co.

•	Dr Pepper Snapple Group, Inc.

•	Hansen Natural Corporation

Each of these companies was thought to share similarities with PepsiCo with respect to operations, products, size, geographical scope and/or historical trading characteristics.

For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparative purposes:

•	The ratio of aggregate value to estimated EBITDA for calendar years 2009 and 2010; and

•	The ratio of price to estimated earnings per share for calendar years 2009 and 2010.

The estimated EBITDA and earnings per share were provided by IBES.

The following table provides the estimated 2009 and 2010 EBITDA and earnings per share for PepsiCo, The Coca-Cola Co., Dr. Pepper Snapple Group Inc., and Hansen Natural Corporation, as of July 31, 2009, based on the median of the equity research estimates, as provided by IBES:

PepsiCo:

	2009	2010
Estimated EBITDA (in millions)	$9,602	$10,269
Estimated Earnings Per Share	$3.69	$4.04

The Coca-Cola Co.:

	2009	2010
Estimated EBITDA (in millions)	$9,877	$10,827
Estimated Earnings Per Share	$3.03	$3.33

Dr. Pepper Snapple Group, Inc.:

	2009	2010
Estimated EBITDA (in millions)	$1,160	$1,189
Estimated Earnings Per Share	$1.76	$1.91

Hansen Natural Corporation:

	2009	2010
Estimated EBITDA (in millions)	$338	$377
Estimated Earnings Per Share	$2.28	$2.54

The aggregate values of PepsiCo, The Coca-Cola Company, Dr. Pepper Snapple Group, Inc. and Hansen Natural Corporation, as of July 31, 2009, were $95.8 billion, $119.7 billion, $9.5 billion and $2.7 billion, respectively.

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected representative ranges of financial multiples of the comparable companies and applied these ranges of multiples to the relevant PepsiCo financial statistics shown above. Based on PepsiCo’s current number of outstanding shares, restricted stock units and stock options, Morgan Stanley estimated the implied value per PepsiCo common stock as of July 31, 2009 as follows:

	Representative Multiple Range	Implied Value per Share

Aggregate Value to Estimated Calendar Year 2009 EBITDA	9.0x - 10.5x	$53 - $63

Aggregate Value to Estimated Calendar Year 2010 EBITDA	8.5x - 10.0x	$54 - $64

Price to Estimated Calendar Year 2009 Earnings per Share	14.0x - 17.0x	$52 - $63

Price to Estimated Calendar Year 2010 Earnings per Share	13.0x - 15.0x	$52 - $61

In connection with its analysis, Morgan Stanley noted that the closing price of PepsiCo common stock on July 31, 2009 was $56.75.

No company utilized in the comparable company analysis is identical to PepsiCo. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of PepsiCo, such as the impact of competition on the business of PepsiCo or the industry generally, industry growth and the absence of any material adverse change in the financial condition of PepsiCo or the industry or in the financial markets in general, which could affect the public trading value of the companies. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

PepsiCo Discounted Future Equity Value Analysis

Morgan Stanley also performed a discounted future equity value analysis for PepsiCo. Morgan Stanley calculated ranges of implied equity values per share for PepsiCo, based on discounted equity values that were based on estimates of equity research analysts of 2011 estimated earnings per share. In arriving at the estimated equity values per share of PepsiCo’s common stock, Morgan Stanley applied a 16.0x to 18.0x next twelve-month price-to-earnings multiple range to PepsiCo’s expected 2011 earnings per share as given by these equity research analysts and discounted those values to present value at an assumed discount rate of 7.0%. Morgan Stanley selected the 16.0x to 18.0x next twelve-month price-to-earnings multiple based on the median historical next twelve-month price-to-earnings multiples of PepsiCo and its other comparable companies that Morgan Stanley viewed as sharing similar characteristics with PepsiCo, namely The Coca-Cola Co., Dr. Pepper Snapple Group, Inc. and Hansen Natural Corporation, as provided by IBES. The 16.0x to 18.0x next twelve-month price-to-earnings multiple range was based on the seven year daily average of the next twelve-month price-to-earnings of PepsiCo and The Coca-Cola Co. as of April 17, 2009 (equal to 19.1x and 19.9x, respectively), the three year daily average of the next twelve-month price-to-earnings of PepsiCo, The Coca-Cola Co. and the Hansen Natural Corporation as of April 17, 2009 (equal to a range from 17.8x to 23.5x) and the daily average of the next twelve-month price-to-earnings of PepsiCo, The Coca-Cola Co., Dr. Pepper Snapple Group, Inc., and Hansen Natural Corporation for the period of September 15, 2008 (the first trading day after Lehman Brother’s bankruptcy filing) through April 17, 2009 (equal to a range from 9.6x to 14.8x). The foregoing next twelve-month price-to-earnings estimates of PepsiCo, The Coca-Cola Co., Dr. Pepper Snapple Group, Inc., and Hansen Natural Corporation were provided by IBES. Each of these companies was thought to share similarities with PepsiCo with respect to operations, products, size, geographical scope and/or historical trading characteristics. Morgan Stanley derived the discount rate of 7.0% by applying the CAPM formula to calculate PepsiCo’s cost of equity. Based on the calculations set forth above, this analysis implied a value range for PepsiCo’s common stock of approximately $65 to $73 per share.

In connection with its analysis, Morgan Stanley noted that the closing price of PepsiCo common stock on July 31, 2009 was $56.75.

PepsiCo Discounted Cash Flow Analysis

Morgan Stanley also calculated a range of equity values per share for PepsiCo based on a discounted cash flow analysis as of July 31, 2009. Morgan Stanley relied on the median of equity research estimates for fiscal years 2009 to 2011, including estimates of PepsiCo revenues for fiscal years 2009 to 2011 of $43.4 billion, $45.6 billion and $48.2 billion, respectively, and estimates of PepsiCo EBITDA of $9.6 billion, $10.3 billion and $10.9 billion, respectively. The foregoing estimates were based on the median of equity research estimates as of July 31, 2009, as provided by IBES.

Morgan Stanley also relied on extrapolations from such projections for fiscal years 2012 and 2013 based on ratios and growth trends from prior years. Morgan Stanley extrapolated such projections by keeping the estimates for revenue growth for 2011 constant, holding operating margins beyond 2011 constant and basing certain items, including capital expenditures, bottling equity income and minority interest, on equity research reports issued after PepsiCo’s announcement of its second quarter results. Extrapolated revenue for fiscal years 2012 and 2013 were $51.0 billion and $54.0 billion, respectively, and extrapolated EBITDA was $11.6 billion for 2012 and $12.3 billion for 2013.

These extrapolations were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or generally accepted accounting principles. These extrapolations were calculated by Morgan Stanley, not PepsiCo, and were not reviewed, or approved by PepsiCo or PBG. In addition, these extrapolations were not prepared with the assistance of, or reviewed, compiled or examined by, PBG’s independent registered public accounting firm or any other independent accountants.

The extrapolated results were based on variables and assumptions that are inherently uncertain and may be beyond the control of PepsiCo and PBG. Important factors that may affect actual results and cause these extrapolations not to be achieved include, but are not limited to, risks and uncertainties described under “Forward-Looking Statements” beginning on page 119 of this proxy statement/prospectus. These extrapolated results also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the extrapolations. Accordingly, there can be no assurance that these extrapolated results will be realized or that future financial results will not materially vary from these extrapolations.

The inclusion of these extrapolations in this document should not be regarded as an indication that PBG or its affiliates, advisors or representatives considered these extrapolated results to be predictive of actual future events, and these forecasts should not be relied upon as such. Neither PBG nor its affiliates, advisors or representatives can give you any assurance that actual results will not differ from these extrapolations, and none of them undertakes any obligation to update or otherwise revise or reconcile these extrapolations to reflect circumstances existing after the date these extrapolations were generated or to reflect the occurrence of future events, including the merger or any of the transactions contemplated by the merger agreement, even in the event that any or all of the assumptions underlying these extrapolations are shown to be in error. PBG does not intend to make publicly available any update or other revision to these extrapolations.

Morgan Stanley calculated the net present value of the unlevered free cash flows of PepsiCo for the period from July 31, 2009 to December 31, 2013. These values were discounted to present values at a range of discount rates between 6.5% and 7.5% with a perpetual growth rate after 2013 of 1.5%, which resulted in a range of implied values per share of $68 to $81. The 6.5% - 7.5% discount rate range that Morgan Stanley employed in this analysis was based on Morgan Stanley’s estimate of PepsiCo’s weighted average cost of capital, which was calculated as the weighted average of PepsiCo’s cost of equity of approximately 7.0% (determined through application of the CAPM formula) and PepsiCo’s after-tax cost of debt (circa 4.0%). Morgan Stanley’s estimate of the perpetuity growth rate of 1.5% equated to the midpoint of a range of perpetuity growth rates of 1.0% -2.0%, determined to be indicative of the potential long-term growth of PepsiCo’s business post 2013. Furthermore, the resulting terminal year next twelve-months multiple of aggregate value to EBITDA implied by the perpetuity growth rate was determined to be generally consistent with historical multiples of aggregate value to next twelve-month EBITDA for PepsiCo and its comparable peers.

In connection with its analysis, Morgan Stanley noted that the closing price of PepsiCo common stock on July 31, 2009 was $56.75.

Pro Forma Analysis

Morgan Stanley analyzed the pro forma impact of the merger on PepsiCo’s earnings per share. This analysis is important given the form of consideration being offered by PepsiCo to the PBG stockholders. Morgan Stanley assumed the consideration to be received by holders of shares of PBG common stock pursuant to the merger was $36.50 in cash per share or 0.6432 shares of PepsiCo common stock per share (subject to proration and other adjustments as set forth in the merger agreement) and that the aggregate consideration will consist substantially of 50% cash and 50% of PepsiCo common stock. Based on this analysis, Morgan Stanley observed that the merger would result in earnings per share accretion for PepsiCo stockholders in 2010 of $0.04 or 1.0%. For 2011, Morgan Stanley observed that the merger would result in earnings per share accretion for PepsiCo stockholders of $0.09 or 1.9%. In each case, the analysis excluded one-time charges. This accretion, which was determined on a pre-synergy basis, implies that PepsiCo would realize an increase in earnings that could result in an increase in the price of PepsiCo’s stock and indicates that PBG stockholders who will become stockholders of PepsiCo may also realize the benefits of the transaction after the consummation of the merger.

Miscellaneous

In connection with the review of the merger by the PBG Board and PBG Special Committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of PBG. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of PBG. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the consideration to be received by holders of shares of PBG common stock (other than PepsiCo and its affiliates) pursuant to the merger agreement from a financial point of view to such holders and in connection with the delivery of its opinion to the PBG Board and PBG Special Committee. These analyses do not purport to be appraisals or to reflect the prices at which shares of PBG common stock or PepsiCo common stock might actually trade.

The consideration to be paid pursuant to the merger agreement was determined through negotiations between PBG and PepsiCo and was approved by each company’s board of directors. Morgan Stanley provided advice to PBG during these negotiations. Morgan Stanley did not, however, recommend any specific merger consideration to PBG or that any specific consideration constituted the only appropriate consideration for the merger. Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving PBG, nor did Morgan Stanley negotiate with any parties, other than PepsiCo, which expressed interest in the possible acquisition of PBG.

Morgan Stanley’s opinion and its presentation to the PBG Board and PBG Special Committee was one of many factors taken into consideration by the PBG Board and PBG Special Committee in deciding to approve, adopt and authorize the merger agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the PBG Board and PBG Special Committee with respect to the consideration to be received by the holders of shares of PBG common stock pursuant to the merger agreement or of whether the PBG Board and PBG Special Committee would have been willing to agree to a different merger consideration.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions for their own account or the accounts of its customers, in debt or equity securities or loans of PBG, PepsiCo or any other company, or any currency or commodity, that may be involved in the merger, or any related derivative instrument. In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services for PBG and PepsiCo and has received customary fees in connection with such services. For PBG, such services have primarily included, though were not limited to, advisory services in connection with PBG’s acquisition of Lebedyansky JSC’s juice business and financing services in connection with secured and unsecured debt financing transactions effected by PBG. For these services, Morgan Stanley has been paid fees of approximately $14 million in aggregate. For PepsiCo, such services have primarily included, though were not limited to, advisory services in connection with certain of PepsiCo’s share repurchase programs and financing services in connection with certain secured and unsecured debt financing transactions effected by PepsiCo. For these services, PepsiCo has paid Morgan Stanley fees of approximately $5.5 million in aggregate. Morgan Stanley may also seek to provide such services to PepsiCo in the future and expects to receive fees for the rendering of these services. As compensation for its services in connection with the merger, PBG has agreed to pay Morgan Stanley a fee of $43 million, of which $27 million is payable upon the closing of the merger. $16 million of such $27 million would remain payable if the merger is not consummated and PBG remains independent, and the PBG Board will consider, in its sole discretion, payment to Morgan Stanley of an additional discretionary fee in such case. PBG took the existence of these contingent fees into account when considering the analysis, advice and opinion of Morgan Stanley. PBG has also agreed to reimburse Morgan Stanley for certain expenses incurred by Morgan Stanley, including fees of outside legal counsel, and to indemnify Morgan Stanley and related parties against certain liabilities and expenses arising out of Morgan Stanley’s engagement.

Perella Weinberg

PBG retained Perella Weinberg to act as financial advisor to the PBG Special Committee for the purpose of providing an opinion to evaluate the fairness, from a financial point of view, of the consideration to be received in the merger by holders of shares of PBG common stock, other than PepsiCo or any affiliate of PepsiCo. The PBG Special Committee selected Perella Weinberg based on Perella Weinberg’s qualifications, expertise and reputation and its knowledge of the industries in which PBG conducts its business. Perella Weinberg, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

The PBG Special Committee requested that Perella Weinberg evaluate the fairness, from a financial point of view, of the consideration to be received in the merger by holders of shares of PBG common stock, other than PepsiCo or any affiliate of PepsiCo. On August 3, 2009, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the PBG Board and PBG Special Committee, that, on August 3, 2009, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such opinion, the merger consideration to be received by the holders of shares of PBG common stock, other than PepsiCo or any affiliate of PepsiCo, in the merger was fair, from a financial point of view, to such holders. The PBG Special Committee and the PBG Board expressly adopted the conclusion and analyses of Perella Weinberg as set forth in such opinion. Based on their knowledge that no affiliate of PBG would have an interest in the merger different from, or in addition to, other security holders of PBG (other than PepsiCo and its affiliates) except for board and special committee fees (which are not contingent upon the consummation of the merger or the PBG Special Committee’s recommendation of the merger), indemnification and liability insurance rights under the merger agreement, and the entitlement of such affiliates to receive the merger consideration in respect of their shares of PBG common stock and cash in respect of phantom stock units and restricted stock units, the PBG Board and the PBG Special Committee concluded that they could rely on Perella Weingerg’s fairness opinion, which addressed the fairness of the merger consideration to be received by all stockholders of PBG (other than PepsiCo and its affiliates) in determining that the transaction was fair to all of PBG’s unaffiliated security holders.

The full text of Perella Weinberg’s written opinion, dated August 3, 2009, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Appendix C to this proxy statement/prospectus and is incorporated by reference herein. Holders of shares of PBG common stock are urged to read the opinion carefully and in its entirety. The opinion does not address PBG’s underlying business decision to enter into the merger or the relative merits of the merger as compared with any other strategic alternative which may be available to PBG nor does it address the relative merits of the PAS merger. The opinion does not constitute a recommendation to any holder of PBG common stock or holder of PepsiCo common stock as to how such holder should vote or otherwise act with respect to the merger or any other matter. In addition, Perella Weinberg expressed no opinion as to the fairness of the merger to, or any consideration received in connection with the merger by, the holders of any other class of securities (including PBG’s Class B common stock), creditors or other constituencies of PBG. Perella Weinberg provided its opinion for the information and assistance of the PBG Board and the PBG Special Committee in connection with, and for the purposes of, their evaluation of the merger. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Perella Weinberg, among other things:

•	reviewed certain publicly available financial statements and other business and financial information with respect to PBG and PepsiCo, including research analyst reports;

•	reviewed the PBG forecasts (see “—Certain PBG Forecasts” beginning on page 59 of this proxy statement/prospectus);

•	reviewed certain publicly available financial forecasts relating to PepsiCo (the “PepsiCo Public Forecasts”);

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the management of PBG;

•

discussed the past and current business, operations, financial condition and prospects of PBG and PepsiCo, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of PBG and PepsiCo;

•	reviewed the pro forma financial impact of, among other things, the merger on the future financial performance of PepsiCo, including the potential impact on PepsiCo’s estimated earnings per share;

•	compared the financial performance of PBG and PepsiCo with that of certain publicly-traded companies which it believed to be generally relevant;

•	compared the financial terms of the merger with the publicly available financial terms of certain transactions which it believed to be generally relevant;

•

reviewed the historical trading prices and trading activity for shares of PBG common stock and PepsiCo common stock, and compared such price and trading activity of shares of PBG common stock and shares of PepsiCo common stock with that of securities of certain publicly-traded companies which it believed to be generally relevant;

•	reviewed a draft, dated August 3, 2009, of the merger agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as it deemed appropriate.

In arriving at its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to it (including information that was available from generally recognized public sources) for the purposes of its opinion and further assumed, with the consent of the PBG Board and the PBG Special Committee, that information furnished by PBG for purposes of Perella Weinberg’s analysis did not contain any material omissions or misstatements of material fact. With respect to the PBG forecasts, as well as information relating to certain strategic, financial and operational benefits anticipated from the merger, Perella Weinberg was advised by management of PBG, and assumed, with the consent of the PBG Board and the PBG Special Committee, that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of PBG as to future financial performance of PBG and the other matters covered thereby and Perella Weinberg expressed no view as to the assumptions on which they were based. Perella Weinberg was not provided with, and did not have access to, financial forecasts relating to PepsiCo prepared by the management of PepsiCo. Accordingly, Perella Weinberg was advised by management of PepsiCo, and assumed, that the PepsiCo Public Forecasts were a reasonable basis upon which to evaluate the future financial performance of PepsiCo and Perella Weinberg used the PepsiCo Public Forecasts in performing its analyses. In arriving at its opinion, Perella Weinberg did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of PBG or PepsiCo, nor was it furnished with any such valuations or appraisals. In addition, Perella Weinberg did not evaluate the solvency of any party to the merger agreement under any state or federal laws relating to bankruptcy, insolvency or similar matters.

Perella Weinberg assumed that the merger would be consummated in accordance with the terms set forth in the draft merger agreement, without material modification, waiver or delay. Perella Weinberg also assumed that the final executed merger agreement would not differ in any material respect from the draft merger agreement reviewed by it. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals of the merger, no delays, limitations, conditions or restrictions would be imposed that would have an adverse effect on PBG, PepsiCo or the contemplated benefits expected to be derived in the merger. Perella Weinberg also assumed that the merger would qualify as a tax-free reorganization under the Code. In addition, Perella Weinberg assumed, with the consent of the PBG Board and the PBG Special Committee, that the aggregate merger consideration would substantially consist of 50% cash and 50% PepsiCo common stock. Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

Perella Weinberg’s opinion addressed only the fairness from a financial point of view, as of the date hereof, of the merger consideration to be received by the holders of shares of PBG common stock, other than PepsiCo or any affiliate of PepsiCo, pursuant to the merger agreement. Perella Weinberg was not asked to, nor did it, offer any opinion as to any other term of the merger agreement or the form or structure of the merger or the likely timeframe in which the merger would be consummated. Perella Weinberg was not requested to, and did not, participate in the negotiation of the terms of the merger, and it was not requested to, and did not, provide any advice or services in connection with the merger other than the delivery of its opinion. Perella Weinberg expressed no view or opinion as to any such matters. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the merger consideration. Perella Weinberg did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the merger agreement, nor does its opinion address any legal, tax, regulatory or accounting matters, as to which Perella Weinberg understood PBG has received such advice as it deemed necessary from qualified professionals. Perella Weinberg’s opinion did not address the underlying business decision of PBG to enter into the merger or the relative merits of the merger as compared with any other strategic alternative which may be available to PBG nor did it address the relative merits of the PAS merger. Perella Weinberg was not authorized to solicit, and did not solicit, indications of interest in a transaction with PBG from any party.

Perella Weinberg’s opinion was not intended to be and does not constitute a recommendation to any holder of shares of PBG common stock or holder of shares of PepsiCo common stock as to how to vote or otherwise act with respect to the merger or any other matter and does not in any manner address the prices at which shares of PBG common stock or shares of PepsiCo common stock will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the merger to, or any consideration received in connection with the merger by, the holders of any other class of securities (including PBG Class B common stock), creditors or other constituencies of PBG. Perella Weinberg’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Perella Weinberg as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion.

The following is a brief summary of the material financial analyses performed by Perella Weinberg and reviewed by the PBG Board and the PBG Special Committee in connection with Perella Weinberg’s opinion relating to the merger and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. Some of these valuation methodologies, including the precedent transactions analysis and the discounted cash flow analysis, are means of calculating the value of PBG on a going concern basis. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Perella Weinberg’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses. Except as otherwise noted, for purposes of its analyses, Perella Weinberg used street projections for both PBG and PepsiCo, which are referred to herein as Street Projections, and the PBG forecasts (which consisted of two sets of projections, referred to herein as Management Base Case and Management Upside Case) for PBG. Except as otherwise noted, the number of fully diluted shares of PBG common stock was based on information set forth in PBG’s Form 10-Q for the period ended June 13, 2009.

Historical Stock Trading and Transaction Premium Analysis

Perella Weinberg reviewed the historical trading price per share of PBG common stock on April 17, 2009, the last trading day prior to the April 19 proposal to PBG which is referred to in this proxy statement/prospectus as the “Unaffected Price Date” and the one-year period ending on July 31, 2009, the last trading day prior to the date on which Perella Weinberg gave its opinion. In addition, Perella Weinberg calculated the implied premium represented by the merger consideration relative to the following:

•	the closing sale price per share of PBG common stock on the Unaffected Price Date;

•	the closing sale price per share of PBG common stock as of July 31, 2009;

•	each of the highest and lowest intra-day sale price per share of PBG common stock during the one-year period ended on the Unaffected Price Date; and

•	each of the average closing sale price per share of PBG common stock during the 30-day, 60-day and 90-day periods ended on the Unaffected Price Date as provided by FactSet.

The results of these calculations and reference points are summarized in the following table:

	Premium/(Discount)
	Price Per Share	Initial Offer	Final Offer
Closing Price on July 31, 2009	$33.95	(13.1)%	7.5%
Closing Price on the Unaffected Price Date	$25.20	17.1%	44.8%
52-week high	$35.10	(16.0)%	4.0%
52-week low	$15.78	86.9%	131.3%
30-day average	$22.98	28.4%	58.8%
60-day average	$20.98	40.6%	73.9%
90-day average	$20.83	41.6%	75.2%

The historical stock trading and transaction premium analysis provided reference points with respect to the trading prices of PBG common stock which enabled Perella Weinberg to compare the historical prices with the consideration offered by PepsiCo. Perella Weinberg also noted the highest and lowest closing sale price per share of PepsiCo common stock during the one-year period ended on the Unaffected Price Date were approximately $44.00 to $75.00 per share.

Implied Transaction Multiples

In performing this analysis, Perella Weinberg first derived implied enterprise values for PBG based on the closing sale price per share of PBG common stock on the Unaffected Price Date and the merger consideration to be received by the holders of shares of PBG common stock. The implied enterprise values were derived by calculating equity values of PBG by multiplying the number of fully diluted shares of PBG common stock by the closing sale price per share of PBG common stock on the Unaffected Price Date and by the merger consideration to be received by the holders of shares of PBG common stock in the merger, and then, in each case, adding net debt and minority interest of PBG as of June 13, 2009, based on information set forth in PBG’s Form 10-Q for the period then ended.

Perella Weinberg calculated the following multiples and ratios of historical and estimated financial results:

•	enterprise value (“EV”) as a multiple of last twelve months (“LTM”) EBITDA based on Management Base Case;

•	EV as a multiple of estimated EBITDA for fiscal years 2009 and 2010 based on each of Management Base Case and Street Projections;

•	the ratio of price per share to estimated earnings per share (“EPS”), or price-to-earnings (“P/E”) ratio, for fiscal years 2009 and 2010 based on each of Management Base Case and Street Projections;

•	EV as a multiple of next twelve month (“NTM”) EBITDA based on Street Projections;

•	the ratio of price per share to NTM EPS based on Street Projections.

The results of these analyses are summarized in the following table:

	Based on Closing Price of Unaffected Price Date	Based on Merger Consideration
EV/LTM EBITDA
Management Base Case	6.7x	8.3x
EV/2009E EBITDA
Management Base Case	6.8x	8.3x
Street Projections	6.6x	8.1x
EV/2010 EBITDA
Management Base Case	6.5x	7.9x
Street Projections	6.2x	7.7x
Price/2009E EPS
Management Base Case	10.6x	15.3x
Street Projections	10.5x	15.2x
Price/2010E EPS
Management Base Case	9.5x	13.8x
Street Projections	9.6x	14.0x
EV/NTM EBITDA
Street Projections	6.5x	8.0x
Price/NTM EPS
Street Projections	10.0x	14.5x

Equity Research Analyst Price Targets Statistics

Perella Weinberg reviewed and analyzed the price targets for PBG common stock and PepsiCo common stock prepared and published by equity research analysts during the period from February 11, 2009 through July 29, 2009. The time frame chosen by Perella Weinberg reflected the most recent research published on PBG and PepsiCo by each analyst from each of the firms listed below at the time of Perella Weinberg’s presentation to the PBG Special Committee and the PBG Board of Directors. The following equity analyst price targets were reviewed and such targets reflect each analyst’s estimate of the future public market trading price of PBG common stock and PepsiCo common stock and are not discounted to reflect present values:

PBG:

		Price Target
Analyst	Report Date	As of July 31, 2009	As of Unaffected Price Date
Credit Suisse	7/29/2009	$35.00	$24.00
UBS	7/9/2009	$39.00	$31.00
Barclays	7/8/2009	$36.00	$20.00
Deutsche Bank	7/8/2009	$34.00	$25.00
Goldman Sachs	7/8/2009	$37.50	$23.00
Stifel Nicolaus	7/8/2009	$37.00	NA
JP Morgan	7/7/2009	$29.00	$25.00
Citi	6/2/2009	$33.00	$28.00
Bank of America/Merrill Lynch	2/11/2009	$21.00	$21.00

PepsiCo:

Analyst	Report Date	Price Target as of July 31, 2009
Credit Suisse	7/23/09	$60.00
Deutsche Bank	7/23/09	$62.00
JP Morgan	7/22/09	$62.00
Stifel Nicolaus	7/22/09	$64.00
UBS	7/22/09	$62.00
Barclays	7/22/09	$63.00
Goldman Sachs	7/22/09	NA
Citi	5/7/09	$69.00
Bank of America/Merrill Lynch	5/5/09	$55.00

Perella Weinberg noted that the range of undiscounted equity analyst price targets for PBG common stock prior to the Unaffected Price Date was between approximately $20.00 and $31.00 per share and the range of undiscounted equity analyst price targets for PBG common stock after the Unaffected Price Date was between approximately $21.00 and $39.00 per share. Perella Weinberg also noted that the range of undiscounted equity analyst price targets for PepsiCo common stock after the Unaffected Price Date was between approximately $55.00 and $69.00 per share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for PBG common stock or PepsiCo common stock and these estimates are subject to uncertainties, including the future financial performance of PBG or PepsiCo, as applicable, and future financial market conditions.

Premia Paid Statistics

Perella Weinberg performed a statistical analysis of the premia paid in (i) all of the approximately 2,300 domestic public company 100% cash and 100% stock transactions that have been completed since January 1, 1999 in which the transaction value was greater than $200 million (except for the following four distressed bank acquisitions: Wachovia Corporation / Wells Fargo & Company; Merrill Lynch & Co., Inc. / Bank of America Corporation; National City Bank / PNC Bank, National Association; and Sovereign Bancorp, Inc. / Banco Santander); (ii) all of the 375 global consumer (food, staples, beverage and household products) transactions since January 1, 2000 in which the transaction value was greater than $500 million; and (iii) all unsolicited offers since January 1, 1999 in which the transaction value was greater than $500 million. These transactions were all compiled from the Capital IQ database (an independent data source). Perella Weinberg performed this analysis for the purpose of assisting the PBG Special Committee and the PBG Board in understanding how the implied premium in this merger compared to the premia paid in a broad spectrum of historical acquisition transactions. None of these historical transactions was necessarily directly comparable to this merger. Perella Weinberg utilized this wide range of transaction selection criteria in order to provide a meaningful statistical sample of relative valuation benchmarks (capturing, among other things, a diverse set of industries, capital market conditions and transaction types) against which to compare the implied premium to be paid in the PBG transaction. Perella Weinberg analyzed the premia based on the consideration paid in the relevant transaction relative to the closing price of the target’s common stock one week prior to the announcement of the relevant transaction. Perella Weinberg calculated the following median premia for various subsets of this data:

Data Subset	Median Premium
Domestic public company transactions, greater than $200 million, 100% cash, from January 1, 1999 to August 31, 2008	25.0%
Domestic public company transactions, greater than $200 million, 100% stock, from January 1, 1999 to August 31, 2008	26.3%

Data Subset	Median Premium
Domestic public company transactions, greater than $200 million, 100% cash, from September 1, 2008 to August 2, 2009	30.3%
Domestic public company transactions, greater than $200 million, 100% stock, from September 1, 2008 to August 2, 2009	26.1%
Global consumer transactions, between $500 million and $3 billion, from January 1, 2000 to August 2, 2009	17.7%
Global consumer transactions, between $3 billion and $5 billion, from January 1, 2000 to August 2, 2009	30.7%
Global consumer transactions, greater than $5 billion, from January 1, 2000 to August 2, 2009	15.8%
Initial offers in unsolicited offers, greater than $500 million, from January 1, 1999 to August 2, 2009	17.8%
Final offers in unsolicited offers, greater than $500 million, from January 1, 1999 to August 2, 2009	30.9%

Perella Weinberg considered such median premia and in light of its experience working with corporations on various merger and acquisition transactions selected a representative range of implied premia of 20-40%, which was derived based on banded distribution around the median premia discussed above. Perella Weinberg then applied this range of premia to the price of PBG common stock of $25.20 as of the Unaffected Price Date, which implied a range for PBG common stock of approximately $30.00 to $35.00 per share.

Precedent Transactions Analysis

Perella Weinberg analyzed certain information relating to selected public carbonated beverage bottling transactions from January 1, 1999 to August 3, 2009 in which the transaction value was greater than $500 million and which, in the exercise of its professional judgment and based upon its knowledge of the bottling industry, Perella Weinberg determined to be relevant public companies with business lines comparable to PBG. PBG also provided Perella Weinberg with information relating to a composite of 12 private bottling acquisitions that it had completed since 2000 that PBG management believed were comparable to the proposed acquisition of PBG by PepsiCo due to the similarities in the bottling businesses acquired. Perella Weinberg reviewed and analyzed a composite of the statistics for these transactions as well. The above-mentioned selection criteria were consistently applied and Perella Weinberg did not exclude any transactions that fit these criteria. The transactions analyzed were the following:

Date	Target	Acquiror	EV/LTM EBITDA
1999	Dr Pepper Bottling Company of Texas	American Bottling Company	8.1x
2000	PepsiAmericas, Inc.	Whitman Corporation	12.1x
2001	Hondo Incorporated and Herbco Enterprises, Inc.	Coca-Cola Enterprises Inc.	11.4x
2002	Pepsi-Gemex, S.A. de C.V.	The Pepsi Bottling Group, Inc.	6.2x
2002	Panamerican Beverages Inc.	Coca-Cola FEMSA, S.A. de C.V.	8.5x
2006	Dr Pepper/Seven Up, Inc.	Cadbury Schweppes plc	7.1x
2007	Coca-Cola Korea Bottling Co Ltd (CK)	LG Household and Health Care Ltd.	9.4x
	Composite of PBG Private Bottling Acquisitions (median)		8.3x

The following transactions were included in the composite of PBG Private Bottling Acquisitions:

Date	Target	Acquiror	EV/LTM EBITDA
2001	Pepsi-Cola Elmira Bottling Co., Inc. (Elmira, NY)	The Pepsi Bottling Group, Inc.	6.5x
2001	Nor-Cal Beverage Company, Inc. (Northern California)	The Pepsi Bottling Group, Inc.	8.3x
2002	Pepsi-Cola Bottling Co. of Macon (Macon, GA)	The Pepsi Bottling Group, Inc.	8.2x
2002	Pepsi-Cola Bottling Co. of Aroostook, Inc. (Presque Isle, ME)	The Pepsi Bottling Group, Inc.	9.7x
2003	Pepsi-Cola Buffalo Bottling Corp. (Buffalo, NY)	The Pepsi Bottling Group, Inc.	7.4x
2003	Olean Bottling Works, Inc. (Olean, NY)	The Pepsi Bottling Group, Inc.	5.7x
2004	Seltzer & Rydholm, Inc. (Auburn, ME)	The Pepsi Bottling Group, Inc.	9.3x
2005	Pepsi-Cola Bottling Company of Charlotte, Inc. (Charlotte, NC)	The Pepsi Bottling Group, Inc.	16.6x
2008	Pepsi-Cola Batavia Bottling Corporation (Batavia, NY)	The Pepsi Bottling Group, Inc.	8.8x
2008	Lane Affiliated Companies, Inc.	The Pepsi Bottling Group, Inc.	14.2x
2009	Better Beverages, Ltd. (Hallettsville, TX)	The Pepsi Bottling Group, Inc.	6.4x
2009	Pepsi-Cola Bottlers for the Merrimack Valley, Inc. (Merrimack Valley, MA)	The Pepsi Bottling Group, Inc.	7.2x

For each of the selected transactions and the merger, Perella Weinberg calculated and compared the resulting enterprise value in the transaction as a multiple of LTM EBITDA. The EV/LTM EBITDA multiples for the non-PBG transactions in the table above were based on publicly available information at the time of the relevant transaction and the multiples for the private bottling acquisitions involving PBG were provided by management of PBG. Multiples for the merger were based on publicly available information and Management Base Case and were calculated using the number of fully diluted shares of PBG common stock.

The results of this analysis are summarized in the following table:

EV/LTM EBITDA
Selected Transactions
Range	6.2x – 12.1x
Pepsi Bottling Group at Merger Consideration	8.3x

Based on the multiples calculated above and Perella Weinberg’s analyses of the various selected transactions and on judgments made by it, Perella Weinberg used its experience working with corporations on various merger and acquisition transactions to select a representative range of multiples of the transactions and applied that range of multiples to LTM EBITDA of PBG based on Management Base Case. Perella Weinberg selected this range in order to derive an illustrative precedent transaction-based market valuation of PBG. This multiple range was derived based on banded distribution around the observed historical multiples of the precedent transactions. Perella Weinberg then derived a range of implied equity value per share of PBG common stock of approximately $27.00 to $42.00 by applying multiples ranging from 7.0 to 9.0x to PBG’s LTM EBITDA.

Perella Weinberg noted that although the PAS merger was not included in the selected transactions analysis, it had recently been made aware of the terms thereof, including a purchase price of $28.50 per share.

Although the selected transactions were used for comparison purposes, none of the selected transactions nor the companies involved in them was either identical or directly comparable to the merger, PBG or PepsiCo. Accordingly, Perella Weinberg’s comparison of the selected transactions to the merger and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the companies involved in such transactions and of the merger and was based on Perella Weinberg’s experience working with corporations on various merger and acquisition transactions.

Selected Companies Analysis

Perella Weinberg reviewed and compared certain financial information for PBG to corresponding financial information, ratios and public market multiples for the following publicly traded companies in the bottling industry which, in the exercise of its professional judgment and based upon its knowledge of the bottling industry, Perella Weinberg determined to be the most relevant public companies with business lines comparable to PBG:

•	Coca-Cola Enterprises Inc.

•	PepsiAmericas, Inc.

•	A composite of International Bottlers (including Coca-Cola FEMSA, S.A. de C.V., Coca-Cola Hellenic Bottling Company S.A., Embotelladoras Arca, S.A.B. de C.V. and Britvic plc)

Perella Weinberg calculated and compared financial information and various financial market multiples and ratios of selected companies based on the closing price per share as of both the Unaffected Price Date and July 31, 2009, information Perella Weinberg obtained from SEC filings and Factset for historical information and consensus third party research analyst estimates compiled by the Institutional Brokers’ Estimate System (referred to herein as IBES) for forecasted information. For PBG, Perella Weinberg made calculations based on the closing price per share of PBG common stock on July 31, 2009 and utilized Street Projections, Management Base Case and Management Upside Case.

The following table provides the enterprise value as of July 31, 2009 (other than with respect to PBG (Unaffected) and PepsiAmericas, Inc. which are both as of April 17, 2009), the estimated 2010 EBITDA and estimated 2010 EPS for PBG and each of the selected companies:

Company	Enterprise Value (MM)	2010 Estimated EBITDA (MM)	2010 Estimated EPS
Coca-Cola Enterprises Inc.	$17,734.2	$2,712.9	$1.67
PepsiAmericas, Inc.	$4,929.7	$731.0	$2.08
International Bottlers Composite
Coca-Cola FEMSA, S.A. de C.V.	$9,288.9	$1,476.9	$0.37
Coca-Cola Hellenic Bottling Company S.A.	$11,364.2	$1,510.4	$1.66
Embotelladoras Arca, S.A.B. de C.V.	$2,091.9	$406.3	$0.27
Britvic plc	$2,047.3	$275.0	$0.54
PBG (@ $36.50)	$14,813.2	$1,931.3	$2.61
PBG (Unaffected)	$12,060.5	$1,931.3	$2.61

With respect to PBG and each of the selected companies, Perella Weinberg reviewed, among other things:

•	enterprise value as a multiple of estimated EBITDA for fiscal year 2010; and

•	price per share as a multiple of estimated EPS for fiscal year 2010.

Such multiples are summarized in the following table:

Company	EV/2010E EBITDA	Price/2010E EPS
Coca-Cola Enterprises Inc.	6.5x	11.3x
PepsiAmericas, Inc.	6.7x	9.6x
International Bottlers Composite	6.9x	8.0x
PBG (@$36.50)	7.7x	14.0x
PBG (Unaffected)	6.2x	9.6x

Perella Weinberg also reviewed the historical 3-month, 6-month, 12-month, 2-year and 3-year EV/NTM EBITDA and price/NTM EPS averages for Coca-Cola Enterprises Inc., PepsiAmericas, Inc. and PBG. Such multiples are summarized in the following table:

	Coca-Cola Enterprises Inc.	PepsiAmericas, Inc.	PBG
EV/NTM EBITDA
3-month average	6.0x	6.5x	6.1x
6-month average	5.9x	6.4x	6.0x
12-month average	6.4x	6.7x	6.3x
2-year average	7.2x	7.5x	6.8x
3-year average	7.4x	7.4x	7.0x

Price/NTM EPS
3-month average	10.2x	9.4x	9.3x
6-month average	9.3x	9.2x	9.0x
12-month average	10.8x	10.3x	10.6x
2-year average	13.9x	13.5x	13.4x
3-year average	14.4x	14.0x	14.3x

Based on the analysis of the observed ratios for each of the selected companies and based on its experience working with corporations on various merger and acquisition transactions, Perella Weinberg selected representative ranges of enterprise value as a multiple of estimated EBITDA for fiscal year 2010 and price per share as a multiple of estimated EPS for fiscal year 2010 of the selected companies of 6.0x to 7.0x and 10.0x to 12.0x, respectively, in order to derive an illustrative comparable company-based market valuation of PBG. These multiple ranges were derived based on banded distribution around the observed comparable multiples of the selected companies described above. By applying these ranges of multiples to the relevant PBG statistic, this analysis implied a range for PBG common stock of approximately $23.00 to $31.00 based on Street Projections, approximately $21.00 to $32.00 based on Management Base Case and approximately $23.00 to $33.00 based on Management Upside Case.

Perella Weinberg also reviewed and compared certain financial information for PepsiCo to corresponding financial information, ratios and public market multiples for the following publicly traded companies in PepsiCo’s beverage peer group and food & beverage peer group deemed by Perella Weinberg to be relevant to its analysis:

Beverage Peer Group:

•	The Coca-Cola Company

•	Hansen Natural Corporation

•	Dr Pepper Snapple Group, Inc.

Beverage & Food Peer Group:

•	Groupe Danone

•	Kellogg Company

•	General Mills, Inc.

•	H.J. Heinz Company

•	Nestle S.A.

•	Kraft Foods Inc.

Perella Weinberg calculated and compared price per share as a multiple of estimated EPS for fiscal year 2010 of selected companies based on the closing price per share as of July 31, 2009, information Perella

Weinberg obtained from SEC filings and Factset for historical information and consensus third party research analyst estimates compiled by IBES for forecasted information. For PepsiCo, Perella Weinberg made calculations based on the closing price per share of PBG common stock on July 31, 2009 and utilized Street Projections.

Such multiples are summarized in the following table:

Company	Price/2010E EPS
The Coca-Cola Company	15.0x
Hansen Natural Corporation	12.2x
Dr Pepper Snapple Group, Inc.	12.9x
Group Danone	10.1x
Kellogg Company	13.8x
General Mills, Inc.	13.2x
H.J. Heinz Company	13.8x
Nestle S.A.	14.8x
Kraft Foods, Inc.	13.6x
PepsiCo	13.9x

Perella Weinberg also reviewed the historical 3-month, 6-month, 12-month, 2-year and 3-year EV/NTM EBITDA and price/NTM EPS averages for PepsiCo, the Beverage Peer Group and the Beverage & Food Peer Group. Such multiples are summarized in the following table:

	PepsiCo	Beverage Peer Group	Beverage & Food Peer Group
EV/NTM EBITDA
3-month average	9.3x	9.1x	8.9x
6-month average	9.0x	8.8x	8.7x
12-month average	9.5x	9.3x	8.7x
2-year average	10.7x	9.8x	10.5x
3-year average	11.2x	10.2x	11.3x

Price/NTM EPS
3-month average	13.9x	13.4x	13.8x
6-month average	13.6x	12.9x	13.5x
12-month average	14.4x	13.9x	13.3x
2-year average	16.6x	15.4x	16.2x
3-year average	17.5x	16.3x	17.6x

Based on the analysis of the observed ratios for each of the selected companies and based on its experience working with corporations on various merger and acquisition transactions, Perella Weinberg selected a representative range of price per share as a multiple of estimated EPS for fiscal year 2010 of the selected companies of 14.0x to 17.0x in order to derive an illustrative comparable company-based market valuation of PepsiCo. These multiple ranges were derived based on banded distribution around the observed comparable multiples of the selected companies described above. By applying this range of multiples to the PepsiCo statistic this analysis implied a range for PepsiCo common stock of approximately $57.00 to $69.00.

Although selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to PBG’s business or PepsiCo’s business, as applicable. Accordingly, Perella Weinberg’s comparison of selected companies to PBG or PepsiCo, as applicable, and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and us and was based on Perella Weinberg’s experience working with corporations on various merger and acquisition transactions.

Discounted Cash Flow Analysis

Perella Weinberg performed an illustrative discounted cash flow analysis to calculate the estimated present value as of June 30, 2009 of the estimated standalone unlevered free cash flows, calculated as EBITDA less taxes, capital expenditures and increase in working capital and subject to other adjustments, that PBG could generate during fiscal years 2009 through 2013. Estimates of unlevered free cash flows used for this analysis were based on Street Projections, Management Base Case and Management Upside Case. For each case, Perella Weinberg used discount rates ranging from 7.0% to 8.0% based on estimates of the weighted average cost of capital of PBG, calculated present values of unlevered free cash flows generated over the period described above and then added terminal values assuming terminal year multiples ranging from 6.0x to 7.0x EBITDA. Perella Weinberg chose the 7.0% to 8.0% discount rate range based on the weighted average cost of capital for publicly traded companies in the bottling industry deemed by Perella Weinberg to be relevant to its analysis (based on its experience working with corporations on various merger and acquisition transactions), adjusted for capital structure considerations. For purposes of these analyses, Perella Weinberg utilized the fully diluted number of shares of PBG common stock. These analyses indicated reference ranges of implied equity values per share of PBG common stock of approximately $28.00 to $37.00 based on Street Projections, approximately $28.00 to $37.00 based on Management Base Case and approximately $36.00 to $46.00 based on Management Upside Case.

Perella Weinberg also performed an illustrative discounted cash flow analysis to calculate the estimated present value as of June 30, 2009 of the estimated standalone unlevered free cash flows, calculated as EBITDA less taxes, capital expenditures and increase in working capital and subject to other adjustments, that PepsiCo could generate during fiscal years 2009 through 2013. Estimates of unlevered free cash flows used for this analysis were based on Street Projections. Perella Weinberg used discount rates ranging from 6.5% to 7.5% based on estimates of the weighted average cost of capital of PepsiCo, calculated present values of unlevered free cash flows generated over the period described above and then added terminal values assuming terminal year multiples ranging from 8.0x to 9.0x EBITDA. Perella Weinberg chose the 6.5% to 7.5% discount rate range based on the weighted average cost of capital for PepsiCo’s beverage peer group and food & beverage peer group deemed by Perella Weinberg to be relevant to its analysis (based on its experience working with corporations on various merger and acquisition transactions), adjusted for capital structure considerations. For purposes of these analyses, Perella Weinberg utilized the fully diluted number of shares of PepsiCo common stock. This analysis indicated a reference range of implied equity values per share of PepsiCo common stock of approximately $61.00 to $69.00.

Present Value of Future Share Price

Perella Weinberg performed an illustrative analysis of the implied present value of the future theoretical value of the shares of PepsiCo common stock to be received in the merger. This analysis is designed to provide an indication of the present value to PBG’s stockholders of a theoretical future value of PepsiCo’s equity following the merger as a function of PepsiCo’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Perella Weinberg used the Street Projections for calendar year 2011. Perella Weinberg first calculated the implied values for the shares of PepsiCo common stock to be received in the merger for calendar year 2011 by applying price to estimated EPS multiples of 14.0x to 17.0x (which range Perella Weinberg selected based on the 2011 trading multiples for the companies in PepsiCo’s beverage peer group and food & beverage peer group deemed by Perella Weinberg to be relevant to its analysis based on its experience working with corporations on various merger and acquisition transactions) to estimated EPS for PepsiCo following the merger for calendar year 2011 (which was $4.47). Perella Weinberg then discounted these values to June 30, 2009 using a discount rate of 7.0%. Perella Weinberg chose the 7% discount rate for PepsiCo based upon the cost of equity for PepsiCo’s beverage peer group and food & beverage peer group deemed by Perella Weinberg to be relevant to its analysis (based on its experience working with corporations on various merger and acquisition transactions), adjusted for capital structure considerations. This analysis resulted in a range of implied present value for the shares of PepsiCo common stock to be received in the merger of approximately $58.00 to $71.00. Perella Weinberg did not include the effects of a consummated PAS merger in this analysis.

Synergies Analysis

Perella Weinberg calculated the value of the total synergies that might be achieved by PepsiCo in the merger and the PAS merger through 2013 on a per share of PBG common stock basis based on an assumed amount of synergies being phased in each year derived from numbers provided by PBG and PepsiCo and Street Projections. Perella Weinberg performed both a discounted cash flow valuation (in which annual synergies were analyzed using discount rates ranging from 7.0% to 8.0%, assuming a perpetual growth rate of 0% and a 37.0% tax rate) and price to EPS multiple synergies valuation (in which annual synergies were capitalized using a range of terminal price to EPS multiples of 10.0x to 12.0x, based on PBG’s 2009 unaffected price to EPS multiple, and assuming a 37.0% tax rate) on run-rate annual synergies of $200 million to $800 million and then converted the gross amount of such valuation to a per common share value based on a range of 33.3% to 66.7% of such aggregate valuation being attributable to the PBG common stock. Perella Weinberg chose the 7.0% to 8.0% discount rate range based on the weighted average cost of capital for publicly traded companies in the bottling industry deemed by Perella Weinberg to be relevant to its analysis (based on its experience working with corporations on various merger and acquisition transactions), adjusted for capital structure considerations. Perella Weinberg assumed a perpetual growth rate of 0% for the determination of the terminal value of the synergies taking into consideration, among other things, the nature of certain underlying synergies (e.g., one-time elimination of duplicative operational cost and overhead) and the implied price/EPS multiples relative to PBG’s standalone and comparable market valuation benchmarks. Based on the calculations set forth above, Perella Weinberg then applied a range of synergy valuations per share to the $36.50 merger consideration being offered in the merger resulting in an implied “standalone” price for PBG of $26.50 to $34.50.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole, could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to PBG or the merger.

Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the PBG Board and the PBG Special Committee as to the fairness, from a financial point of view, of the merger consideration to be received by the holders of shares of PBG common stock, other than PepsiCo or any affiliate of PepsiCo, in the merger, on the date of Perella Weinberg’s opinion. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg’s analyses were based in part upon PBG’s management’s financial forecasts and estimates and third party research analyst estimates, which are not necessarily indicative of actual future results, and which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the merger agreement or their respective advisors, none of PBG, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by PBG’s management or third parties.

As described above, the opinion of Perella Weinberg to the PBG Board and the PBG Special Committee was one of many factors taken into consideration by the PBG Board and the PBG Special Committee in making their respective determinations to approve the merger. Perella Weinberg was not asked to, and did not, recommend the specific consideration payable in the merger, which consideration was determined through negotiations between PepsiCo and PBG.

Pursuant to the terms of the engagement letter between Perella Weinberg and the PBG Special Committee, PBG paid Perella Weinberg a fee of $2.5 million in connection with delivery of its opinion. In addition, PBG agreed to reimburse Perella Weinberg for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Perella Weinberg and related persons against various liabilities, including certain liabilities under the federal securities laws.

In the ordinary course of Perella Weinberg’s business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of PBG or PepsiCo or any of their respective affiliates. The issuance of Perella Weinberg’s opinion was approved by a fairness opinion committee of Perella Weinberg. During the last two years Perella Weinberg has not received any fees for investment banking or other financial services from PepsiCo.

Opinion of PepsiCo’s Financial Advisors

PepsiCo has retained Centerview Partners and BofA Merrill Lynch to act as PepsiCo’s financial advisors in connection with the merger. Centerview Partners is an investment banking firm whose principals and other professionals have substantial experience in similar transactions both while at Centerview Partners and, before that time, while having worked at other internationally recognized investment banking firms. Centerview Partners, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. PepsiCo selected Centerview Partners and BofA Merrill Lynch to act as PepsiCo’s financial advisors in connection with the merger on the basis of Centerview Partners’ and BofA Merrill Lynch’s experience in transactions similar to the merger, their reputation in the investment banking community and their familiarity with PepsiCo and its business.

On August 3, 2009, at a meeting of PepsiCo’s board of directors held to evaluate the merger, each of Centerview Partners and BofA Merrill Lynch delivered to PepsiCo’s board of directors an oral opinion, each of which was confirmed by each of Centerview Partners and BofA Merrill Lynch by delivery of a written opinion dated August 3, 2009, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its written opinion, the merger consideration to be paid in the merger by PepsiCo to PBG’s stockholders other than PepsiCo and its subsidiaries was fair, from a financial point of view, to PepsiCo.

The full text of the written opinions of Centerview Partners and BofA Merrill Lynch to PepsiCo’s board of directors, which describe, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, has been filed with the SEC as part of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and is incorporated by reference herein and will also be made available for inspection and copying at the principal executive offices of PepsiCo during its regular business hours. The following summary of the Centerview Partners and BofA Merrill Lynch opinions is qualified in its entirety by reference to the full text of the opinions. Each of Centerview Partners and BofA Merrill Lynch delivered its opinion to PepsiCo’s board of directors for the benefit and use of PepsiCo’s board of directors in connection with and for purposes of its evaluation of the merger consideration from a financial point of view to PepsiCo.

The opinions and financial analyses of Centerview Partners and BofA Merrill Lynch do not address any other aspect of the merger (including, without limitation, the fairness or appropriateness of the merger consideration to PBG or any of its stockholders) and do not constitute recommendations to any stockholder of any party to the merger as to how to vote or act in connection with the merger. The opinions and financial analyses of Centerview Partners and BofA Merrill Lynch were prepared for and delivered to the board of directors of PepsiCo and did not evaluate the merger or the merger consideration from the point of view of any party other than PepsiCo. PepsiCo did not request, and Centerview Partners and BofA Merrill Lynch did not provide, any opinion or financial analyses to PepsiCo, PBG or PAS or to any of their stockholders as to the fairness to the holders (in such capacity) of PBG common stock or PAS common stock of the merger consideration or the merger consideration payable in the PAS merger, or any valuation of PBG or PAS for the purpose of assessing the fairness to the holders (in such capacity) of PBG common stock or PAS common stock of the merger consideration or the merger consideration payable in the PAS merger. The opinions and financial analyses of Centerview Partners and BofA Merrill Lynch were not intended to be used by PBG’s stockholders in evaluating the merger or the merger consideration.

Opinion of Centerview Partners

In connection with rendering its opinion, Centerview Partners, among other things:

(i)	reviewed certain publicly available business and financial information relating to PBG and PepsiCo;

(ii)	reviewed certain financial forecasts relating to PBG prepared by the management of PepsiCo, referred to in this proxy statement/prospectus as the PepsiCo-PBG forecasts, and discussed with the management of PepsiCo its assessments as to the relative likelihood of achieving the future financial results reflected in the PepsiCo-PBG forecasts;

(iii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of PepsiCo furnished to or discussed with Centerview Partners by the management of PepsiCo, including certain financial forecasts relating to PepsiCo prepared by the management of PepsiCo, referred to in this proxy statement/prospectus as the PepsiCo forecasts;

(iv)	reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements, referred to in this proxy statement/prospectus as synergies, anticipated by the management of PepsiCo to result from the merger;

(v)	discussed the past and current business, operations, financial condition and prospects of PBG with members of senior managements of PBG and PepsiCo, and discussed the past and current business, operations, financial condition and prospects of PepsiCo, including after giving effect to the merger, and the strategic benefits anticipated by the management of PepsiCo to result therefrom, with members of senior management of PepsiCo;

(vi)	reviewed the potential pro forma financial impact of the merger on the future financial performance of PepsiCo, including the potential effect on PepsiCo’s estimated earnings per share;

(vii)	reviewed the trading histories for PBG common stock and PepsiCo common stock and a comparison of such trading histories with each other and with the trading histories of other companies Centerview Partners deemed relevant;

(viii)	compared certain financial and stock market information of PBG and PepsiCo with similar information of other companies Centerview Partners deemed relevant;

(ix)	compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions Centerview Partners deemed relevant;

(x)	reviewed a draft, dated August 3, 2009, of the merger agreement; and

(xi)	performed such other analyses and studies and considered such other information and factors as Centerview Partners deemed appropriate.

In arriving at its opinion, Centerview Partners assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of PepsiCo that it was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the PepsiCo-PBG forecasts, the PepsiCo forecasts and the synergies,

Centerview Partners assumed, at the direction of PepsiCo, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of PepsiCo as to the future financial performance of PBG and PepsiCo and the other matters covered thereby and, based on the assessments of the management of PepsiCo as to the relative likelihood of achieving the future financial results reflected in the PepsiCo-PBG forecasts, Centerview Partners relied, at the direction of PepsiCo, on the PepsiCo-PBG forecasts for purposes of its opinion (it being understood that while Centerview Partners was provided by PepsiCo with certain confirmatory internal financial information with respect to PBG provided to PepsiCo by PBG, Centerview Partners was not provided with comprehensive financial forecasts for PBG prepared by PBG). Centerview Partners relied, at the direction of PepsiCo, on the assessments of the management of PepsiCo as to PepsiCo’s ability to achieve the synergies and was advised by PepsiCo, and assumed, that the synergies would be realized in the amounts and at the times projected in all respects material to its analysis. Centerview Partners did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of PBG or PepsiCo, nor did it make any physical inspection of the properties or assets of PBG or PepsiCo. Centerview Partners did not evaluate the solvency or fair value of PBG or PepsiCo under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview Partners assumed, at the direction of PepsiCo, that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on PBG, PepsiCo or the contemplated benefits of the merger material to its analysis. Centerview Partners is not a legal, tax, regulatory or accounting advisor and relied upon PepsiCo and its legal, tax, regulatory and accounting advisors to make their own assessment of all legal, tax, regulatory and accounting matters relating to the merger. Centerview Partners assumed, at the direction of PepsiCo, that the merger would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code. Centerview Partners also assumed, at the direction of PepsiCo, that the final executed merger agreement would not differ in any material respect from the draft dated August 3, 2009 of the merger agreement reviewed by it.

Centerview Partners expressed no view or opinion as to any terms or other aspects of the merger (other than the merger consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the merger. Centerview Partners’ opinion was limited to the fairness, from a financial point of view, to PepsiCo of the merger consideration to be paid in the merger and no opinion or view was expressed with respect to any consideration received in connection with the merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the merger, or class of such persons, relative to the merger consideration. Furthermore, no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to PepsiCo or in which PepsiCo might engage or as to the underlying business decision of PepsiCo to proceed with or effect the merger. Centerview Partners did not express any opinion as to what the value of PepsiCo common stock actually would be when issued or the prices at which PepsiCo common stock or PBG common stock would trade at any time, including following announcement or consummation of the merger. In addition, Centerview Partners expressed no opinion or recommendation as to how any stockholder of any party to the merger should vote or act in connection with the merger or any related matter.

Centerview Partners’ opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to Centerview Partners as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and Centerview Partners does not have any obligation to update, revise or reaffirm its opinion. The issuance of Centerview Partners’ opinion was approved by Centerview Partners’ fairness opinion committee.

Opinion of BofA Merrill Lynch

In connection with rendering its opinion, BofA Merrill Lynch, among other things:

(i)	reviewed certain publicly available business and financial information relating to PBG and PepsiCo;

(ii)	reviewed the PepsiCo-PBG forecasts and discussed with the management of PepsiCo its assessments as to the relative likelihood of achieving the future financial results reflected in the PepsiCo-PBG forecasts;

(iii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of PepsiCo furnished to or discussed with BofA Merrill Lynch by the management of PepsiCo, including the PepsiCo forecasts;

(iv)	reviewed the synergies anticipated by the management of PepsiCo to result from the merger;

(v)	discussed the past and current business, operations, financial condition and prospects of PBG with members of senior managements of PBG and PepsiCo, and discussed the past and current business, operations, financial condition and prospects of PepsiCo, including after giving effect to the merger, and the strategic benefits anticipated by the management of PepsiCo to result therefrom, with members of senior management of PepsiCo;

(vi)	reviewed the potential pro forma financial impact of the merger on the future financial performance of PepsiCo, including the potential effect on PepsiCo’s estimated earnings per share;

(vii)	reviewed the trading histories for PBG common stock and PepsiCo common stock and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant;

(viii)	compared certain financial and stock market information of PBG and PepsiCo with similar information of other companies BofA Merrill Lynch deemed relevant;

(ix)	compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

(x)	reviewed a draft, dated August 3, 2009, of the merger agreement; and

(xi)	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of PepsiCo that it was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the PepsiCo-PBG forecasts, the PepsiCo forecasts and the synergies, BofA Merrill Lynch assumed, at the direction of PepsiCo, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of PepsiCo as to the future financial performance of PBG and PepsiCo and the other matters covered thereby and, based on the assessments of the management of PepsiCo as to the relative likelihood of achieving the future financial results reflected in the PepsiCo-PBG forecasts, BofA Merrill Lynch relied, at the direction of PepsiCo, on the PepsiCo-PBG forecasts for purposes of its opinion (it being understood that while BofA Merrill Lynch was provided by PepsiCo with certain confirmatory internal financial information with respect to PBG provided to PepsiCo by PBG, BofA Merrill Lynch was not provided with comprehensive financial forecasts for PBG prepared by PBG). BofA Merrill Lynch relied, at the direction of PepsiCo, on the assessments of the management of PepsiCo as to PepsiCo’s ability to achieve the synergies and was advised by PepsiCo, and assumed, that the synergies would be realized in the amounts and at the times projected in all respects material to its analysis. BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of PBG or PepsiCo, nor did it make any physical inspection of the properties or assets of PBG or PepsiCo. BofA Merrill Lynch did not evaluate the solvency or fair value of PBG or PepsiCo under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of PepsiCo, that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on PBG, PepsiCo or the contemplated benefits of the merger material to its analysis. BofA Merrill Lynch is not a legal, tax, regulatory or accounting advisor and relied upon PepsiCo and its legal, tax, regulatory and accounting advisors to make their own assessment of all legal, tax, regulatory and accounting matters relating to the merger. BofA Merrill Lynch assumed, at the direction of PepsiCo, that the merger would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code. BofA Merrill Lynch also assumed, at the direction of PepsiCo, that the final executed merger agreement would not differ in any material respect from the draft dated August 3, 2009 of the merger agreement reviewed by it.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the merger (other than the merger consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the merger. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, to PepsiCo of the merger consideration to be paid in the merger and no opinion or view was expressed with respect to any consideration received in connection with the merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the merger, or class of such persons, relative to the merger consideration. Furthermore, no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to PepsiCo or in which PepsiCo might engage or as to the underlying business decision of PepsiCo to proceed with or effect the merger. BofA Merrill Lynch did not express any opinion as to what the value of PepsiCo common stock actually would be when issued or the prices at which PepsiCo common stock or PBG common stock would trade at any time, including following announcement or consummation of the merger. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any stockholder of any party to the merger should vote or act in connection with the merger or any related matter.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion (and Valuation Letter) Committee.

Joint Financial Analyses of Centerview Partners and BofA Merrill Lynch

The following represents a brief summary of the material financial analyses presented by Centerview Partners and BofA Merrill Lynch to PepsiCo’s board of directors in connection with their respective opinions described above and contained in the presentation that was delivered to PepsiCo’s board of directors on August 3, 2009. The opinions and financial analyses of Centerview Partners and BofA Merrill Lynch do not address any other aspect of the merger (including, without limitation, the fairness or appropriateness of the merger consideration to PBG or any of its stockholders) and do not constitute recommendations to any stockholder of any party to the merger as to how to vote or act in connection with the merger. The opinions and financial analyses of Centerview Partners and BofA Merrill Lynch were prepared for and delivered to the board of directors of PepsiCo and did not evaluate the merger or the merger consideration from the point of view of any party other than PepsiCo. PepsiCo did not request, and Centerview Partners and BofA Merrill Lynch did not provide, any opinion or financial analyses to PepsiCo, PBG or PAS or to any of their stockholders as to the fairness to the holders (in such capacity) of PBG common stock or PAS common stock of the merger consideration or the merger consideration payable in the PAS merger, or any valuation of PBG or PAS for the purpose of assessing the fairness to the holders (in such capacity) of PBG common stock or PAS common stock of the merger consideration or the merger consideration payable in the PAS merger. The opinions and financial analyses of Centerview Partners and BofA Merrill Lynch were not intended to be used by PBG’s stockholders in evaluating the merger or the merger consideration. The following summary is included here only for informational purposes and to comply with applicable disclosure requirements. The summary of the presentation set forth below is qualified in its entirety by reference to the full text of the presentation materials, which have been filed with the SEC as part of the registration statement on Form S-4 of which this proxy statement/prospectus is a part. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Centerview Partners and BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Centerview Partners and BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Centerview Partners and BofA Merrill Lynch.

In connection with the PBG merger, each of Centerview Partners and BofA Merrill Lynch also delivered to PepsiCo’s board of directors an opinion with respect to the merger consideration of either 0.6432 of a share of PepsiCo common stock or $36.50 in cash, without interest, payable in the PBG merger in respect of each share of PBG common stock held by PBG stockholders (other than for the shares held by PBG (as treasury stock), by PepsiCo or any of its subsidiaries, or by stockholders who have properly exercised and perfected appraisal rights under Delaware law with respect to their shares), subject to proration procedures intended to provide for a 50% cash/50% stock allocation of the aggregate merger consideration payable in the PBG merger, such merger consideration referred to in this proxy statement/prospectus as the PBG merger consideration, similar to their respective opinions described in this proxy statement/prospectus. The full text of those written opinions describe, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken which are similar to those described in this proxy statement/prospectus with respect to the opinions delivered to PepsiCo’s board of directors in connection with the merger. Financial analyses of PAS prepared by Centerview Partners and BofA Merrill Lynch were also presented by Centerview Partners and BofA Merrill Lynch to PepsiCo’s board of directors in connection with their respective opinions with respect to the PAS merger consideration and are described in the Registration Statement on Form S-4 filed by PepsiCo concurrently with the filing of this proxy statement/prospectus in connection with the PAS merger. These financial analyses are similar to the financial analyses performed with respect to the merger consideration, as described below, and the methodologies and assumptions underlying these financial analyses are similar to those described below with respect to the financial analyses of the merger consideration.

Financial Analyses

Historical Stock Trading and Equity Analyst Price Target Analyses. Centerview Partners and BofA Merrill Lynch compared the $25.20 “unaffected” per share closing price of PBG on April 17, 2009, the last day of trading prior to PepsiCo’s initial public announcement of a proposal to acquire PBG, and the merger consideration of $36.50 as of August 3, 2009 to the 52-week trading range for PBG for the period ended April 17, 2009 and selected analyst price targets found in publicly available equity research both pre-announcement on April 17, 2009 and as of July 31, 2009. The trading range for the 52-week period ended April 17, 2009 for PBG was $15.78 to $35.10, the pre-announcement analyst price targets for PBG, which excluded one price target as an outlier, ranged from $20.00 to $31.00, and the analyst price targets as of July 31, 2009, which excluded one price target because it was based solely on PBG fundamentals, ranged from $33.00 to $39.00, as compared to the $25.20 “unaffected” per share closing price of PBG on April 17, 2009 and the merger consideration of $36.50 as of August 3, 2009.

Selected Publicly Traded Companies Analysis. Centerview Partners and BofA Merrill Lynch reviewed publicly available financial and stock market information for PBG and PAS, on an unaffected basis, and the following two companies which are the only two publicly traded companies in the United States beverage sector with significant bottling operations and enterprise values of greater than $500 million:

•	Coca-Cola Enterprises Inc.

•	Dr Pepper Snapple Group, Inc.

Centerview Partners and BofA Merrill Lynch reviewed, among other things, enterprise values of the four selected publicly traded companies, calculated as equity values based on fully diluted shares outstanding using the treasury method multiplied by the closing stock prices on July 31, 2009 (except that PBG and PAS equity values were calculated as of April 17, 2009, the last day of trading prior to PepsiCo’s initial public announcements of proposals to acquire PBG and PAS), plus preferred equity at liquidation value (including redeemable preferred equity), debt and minority interest, less cash and marketable securities, as a multiple of calendar year 2009 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. The enterprise values reviewed for each of Coca-Cola Enterprises Inc., Dr Pepper Snapple Group, Inc., PAS and PBG were $17,734 million, $9,465 million, $4,987 million and $11,793 million, respectively. The calendar year 2009 estimated EBITDA reviewed for each of Coca-Cola Enterprises Inc., Dr Pepper Snapple Group, Inc., PAS and PBG were $2,575 million, $1,158 million, $699 million and $1,796 million, respectively. Estimated financial data of the selected publicly traded companies were based on publicly available consensus research analysts’ estimates. The analysis indicated an enterprise value to calendar year 2009 estimated EBITDA multiple for such companies ranging from a low of 6.7x to a high of 8.2x. Centerview Partners and BofA Merrill Lynch then applied a reference range (7.0x-8.0x) of multiples of enterprise value to calendar year 2009 estimated EBITDA derived from the selected publicly traded companies to corresponding estimated EBITDA data of PBG ($1,834 million). Estimated financial data of PBG was based on the PepsiCo-PBG forecasts. This analysis indicated the following implied per share equity value reference range for PBG, as compared to the merger consideration:

Implied Per Share Equity Value Reference Range for PBG	Merger Consideration
$28.50-$36.00	$36.50

No company used in these analyses is identical or directly comparable to PBG. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which PBG was compared.

Discounted Cash Flow Analysis. Centerview Partners and BofA Merrill Lynch performed a discounted cash flow analysis of PBG to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that PBG could generate during PBG’s fiscal years 2009 through 2018 based on the PepsiCo-PBG forecasts, assuming net debt of PBG of $6,546 million and an underfunding of PBG’s pension of $679 million, per PBG’s public filings. At the instructions of PepsiCo’s management, Centerview Partners and BofA Merrill Lynch applied an assumed annual growth rate of 5.0% (based on historical free cash flow trends and PepsiCo’s management’s view of the business going forward) in calculating PBG’s annual free cash flows for 2013 through 2018. Centerview Partners and BofA Merrill Lynch calculated terminal values for PBG by using an estimated free cash flow perpetuity growth rate of 1.5% (the midpoint of the range of estimated free cash flow perpetuity growth rates of 1.0% to 2.0% which was reviewed because these rates reflect category growth rates). The cash flows and terminal values were then discounted to present value as of June 30, 2009 using discount rates ranging from 7.0% to 8.0%, which were chosen by Centerview Partners and BofA Merrill Lynch based upon an analysis of the weighted average cost of capital of PBG. This analysis is based on the weighted average cost of equity (determined through application of the capital asset pricing model) and the after-tax cost of debt. The capital asset pricing model takes into account various financial metrics including betas of comparable companies, the risk free rate, the equity risk premium, and the size premium. This analysis indicated the following implied per share equity value reference range for PBG as compared to the merger consideration:

Implied Per Share Equity Value Reference Range for PBG	Merger Consideration
$33.25-$44.25	$36.50

Additionally, Centerview Partners and BofA Merrill Lynch noted that, if the portion of the approximate after-tax net present value (calculated using an illustrative 7.75% blended discount rate and 1.5% perpetuity growth rate post 2012) of expected synergies anticipated by PepsiCo’s management to be achieved in fiscal years 2010 through 2012 (assuming $300 million in pre-tax run-rate synergies, certain costs to achieve synergies (including an incremental $70 million in integration cash costs in fiscal year 2010) and other dis-synergies, per the PepsiCo-PBG forecasts, based upon pro forma ownership of PBG and PAS by PepsiCo, allocated 70% to PBG and 30% to PAS, where applicable, per PepsiCo’s management) were added to the discounted cash flow valuations of PBG common stock, the high end of implied per share equity value reference range for PBG would be increased from $44.25 per share to $52.50 per share.

Selected Precedent Transactions Analysis. Centerview Partners and BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following eleven selected transactions involving relevant international beverage companies that are of a substantial size and for which publicly disclosed information is available. These transactions were selected because each of the targets derived a majority or a significant percentage of its revenues from bottling. Centerview Partners and BofA Merrill Lynch are not aware of any transactions meeting these criteria other than those used in their analysis.

Announcement Date	Acquiror	Target	Enterprise Value (in millions)	Enterprise Value/ LTM EBITDA
November 2008	Lion Nathan Ltd (offer withdrawn on February 9, 2009)	Coca Cola Amatil Ltd	$6,094	10.9x

March 2008	PepsiCo, Inc./The Pepsi Bottling Group, Inc.	Lebedyansky JSC	$2,062	13.4x

November 2007	PepsiCo, Inc./PepsiAmericas, Inc.	Sandora, LLC	$679	N/A

June 2007	Coca Cola Femsa, S.A.B. de C.V.	Panamco México, S.A. de C.V.	$3,594	7.7x

April 2006	Cadbury Schweppes plc	Dr Pepper/Seven-Up Companies, Inc.	$1,458	7.1x
October 2002	The Pepsi Bottling Group, Inc.	Pepsi-Gemex, S.A. de C.V.	$1,252	6.3x

April 2001	Coca-Cola Enterprises Inc.	Hondo Incorporated and Herbco Enterprises, Inc.	$1,300	10.7x

February 2001	San Miguel Corp./Coca-Cola Company	Coca-Cola Bottlers Philippines, Inc.	$1,243	7.3x

August 2000	Whitman Corporation	PepsiAmericas, Inc.	$662	11.8x

October 1999	Coca-Cola Hellenic Bottling Company S.A.	Coca-Cola Beverages plc	$2,145	14.5x

September 1999	Cadbury Schweppes plc/The Carlyle Group	Dr Pepper Bottling Company of Texas	$691	8.1x

Centerview Partners and BofA Merrill Lynch reviewed the enterprise value implied for the target company based on the consideration payable in the selected transactions, as a multiple of the target company’s latest twelve months EBITDA, commonly referred to as LTM EBITDA. The analysis indicated an enterprise value to LTM EBITDA multiple for such transactions ranging from a low of 6.3x to a high of 14.5x, with a mean of 9.8x and a median of 9.4x. Centerview Partners and BofA Merrill Lynch then applied a reference range (8.0x-10.0x) of selected multiples of enterprise value to LTM EBITDA derived from the selected transactions to corresponding LTM EBITDA data of PBG ($1,769 million) based on the judgment of Centerview Partners and BofA Merrill Lynch and the characteristics of each of the transactions and companies involved. The LTM financial data of the selected transactions and PBG were based on publicly available information. This analysis indicated the following implied per share equity value reference range for PBG, as compared to the merger consideration:

Implied Per Share Equity Value Reference Range for PBG	Merger Consideration
$33.75-$48.25	$36.50

No company, business or transaction used in these analyses is identical or directly comparable to PBG or the merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which PBG and the merger were compared.

Precedent Squeezeout Premiums Analysis. Centerview Partners and BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to twenty selected transactions in which publicly traded minority interests were “squeezed out.” The review included all transactions between January 1, 2004 and the date of the opinions which were acquisitions of publicly traded minority interests in a United States company with a value of greater than $250 million with an initial acquirer ownership stake of at least forty percent which ultimately led to a public agreement or tender offer. Below is a list of the transactions:

Announcement Date	Acquiror	Target
April 27, 2009	Atlas America, Inc.	Atlas Energy Resources, LLC

August 12, 2008	Mitsubishi UFG Financial Group, Inc.	UnionBanCal Corporation

July 21, 2008	Roche Holding Ltd.	Genentech Inc.

March 10, 2008	Nationwide Mutual Insurance Company	Nationwide Financial Services, Inc.

October 23, 2007	Macquarie Infrastructure Partners; Goldman Sachs Group, Inc.	Waste Industries USA Inc.

July 17, 2007	Alfa Mutual Insurance Company	Alfa Insurance Corporation

January 24, 2007	American International Group, Inc.	21st Century Insurance Group

November 20, 2006	TD Bank Financial Group	TD Banknorth Inc.

October 9, 2006	VNU Group B.V.	NetRatings, Inc.

September 14, 2006	Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P.	Applica Incorporated

February 2, 2006	Lafarge S.A.	Lafarge North America Inc.

November 22, 2005	Nestle S.A.	Dreyer’s Grand Ice Cream Holdings, Inc.

September 12, 2005	Wachovia Corporation	WFS Financial Inc

September 1, 2005	Novartis AG	Chiron Corporation

September 1, 2005	Seven-Eleven Japan Co., Ltd.	7-Eleven, Inc.

February 21, 2005	Novartis AG	Eon Labs, Inc.

January 27, 2005	Danisco A/S	Genencor International, Inc.

January 18, 2005	Liberty Media International, Inc.	UnitedGlobalCom, Inc.

January 10, 2005	News Corporation	Fox Entertainment Group, Inc.

August 2, 2004	Cox Enterprises, Inc.	Cox Communications, Inc.

Centerview Partners and BofA Merrill Lynch then analyzed the final offer premium prior to announcement based on the stated premium one day prior to announcement. That analysis indicated a minimum premium of (2.0%), a maximum premium of 138.4% and a mean premium of 28.6%. Centerview Partners and BofA Merrill Lynch then applied a reference range (25.0%-35.0%) of selected one day prior premiums paid derived from that analysis to the price of PBG common stock on April 17, 2009, the last day of trading prior to PepsiCo’s initial public announcement of a proposal to acquire PBG. This analysis indicated the following implied per share equity value reference range for PBG, as compared to the merger consideration:

Implied Per Share Equity Value Range for PBG	Merger Consideration
$31.50-$34.00	$36.50

No company, business or transaction used in these analyses is identical or directly comparable to PBG or the merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which PBG and the merger were compared.

Pro Forma Accretion/Dilution Analysis

Centerview Partners and BofA Merrill Lynch reviewed the potential pro forma financial effect on PepsiCo’s calendar years 2010 through 2012 estimated earnings per share, commonly referred to as EPS of both (i) the merger, only, and (ii) the merger and the PAS merger, taken together. Estimated financial data of PepsiCo were based on the PepsiCo forecasts and estimated financial data of PBG and PAS were based on the PepsiCo-PBG forecasts and PepsiCo-PAS forecasts, respectively. Based on the merger consideration, this analysis indicated that the merger, only, could be dilutive to PepsiCo’s estimated EPS for calendar year 2010 and accretive to PepsiCo’s estimated EPS for calendar years 2011 through 2012. Based on the merger consideration and the PAS merger consideration, this analysis indicated that the merger and the PAS merger, taken together, could be accretive to PepsiCo’s estimated EPS for calendar years 2010 through 2012.

The analysis assumed, per PepsiCo’s management guidance, $300 million of pre-tax run-rate synergies phased in over three years and costs to achieve synergies and other dis-synergies, allocated 70% to PBG and 30% to PAS. The analysis also assumed, per PepsiCo’s management guidance, an illustrative transaction closing date of December 31, 2009, certain purchase accounting adjustments, new debt at an illustrative interest rate of 6.0% and an additional $2 billion “catch-up” share buyback in 2010 to compensate for suspended 2009 share repurchases as a result of the merger and the PAS merger.

The pro forma accretion/dilution analysis, in this context, is not a material component of evaluating the fairness of a transaction from a financial point of view. Centerview Partners and BofA Merrill Lynch performed this analysis in order to assist PepsiCo’s board of directors in assessing the impact of the transaction on the earnings per share of PepsiCo. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Other Factors

In rendering their respective opinions, Centerview Partners and BofA Merrill Lynch also reviewed and considered other factors, including:

•	historical trading prices of PepsiCo common stock and other selected publicly traded companies in the food and beverage sector during the two-year period ended July 31, 2009;

•

the current price of PepsiCo common stock and other selected publicly traded companies in the food and beverage sectors as a multiple of the expected earnings per share for such company for the next twelve months;

•	the estimated enterprise value of PepsiCo and other selected publicly traded companies in the food and beverage sector as a multiple of the estimated EBITDA of such company for calendar year 2009; and

•	selected analyst price targets, recommendations and estimates of EPS for calendar year 2009 for PepsiCo’s common stock.

Estimated financial data was based on publicly available information. No company or business used in considering these factors is identical or directly comparable to PepsiCo.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by Centerview Partners and BofA Merrill Lynch to PepsiCo’s board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by Centerview Partners and BofA Merrill Lynch in connection with their respective opinions. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Centerview Partners and BofA Merrill Lynch believe that their analyses summarized above must be considered as a whole. Centerview Partners and BofA Merrill Lynch further believe that selecting portions of their analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Centerview Partners’ and BofA Merrill Lynch’s analyses and opinions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing their analyses, Centerview Partners and BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of PepsiCo and PBG. The estimates of the future performance of PepsiCo and PBG in or underlying Centerview Partners’ and BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Centerview Partners’ and BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of Centerview Partners’ and BofA Merrill Lynch’s analysis of the fairness to PepsiCo, from a financial point of view, of the merger consideration to be paid in the merger by PepsiCo to PBG’s stockholders other than PepsiCo and its subsidiaries and were provided to PepsiCo’s board of directors in connection with the delivery of Centerview Partners’ and BofA Merrill Lynch’s opinions. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Centerview Partners’ or BofA Merrill Lynch’s view of the actual values of PepsiCo or PBG.

The type and amount of consideration payable in the merger was determined through negotiations between PepsiCo and PBG, rather than by any financial advisor, and was approved by PepsiCo’s board of directors. The decision to enter into the merger agreement was solely that of PepsiCo’s board of directors. As described above, Centerview Partners and BofA Merrill Lynch’s opinions and analyses were only one of many factors considered by PepsiCo’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of PepsiCo’s board of directors or management with respect to the merger or the merger consideration.

Under the terms of separate letter agreements, PepsiCo engaged each of Centerview Partners and BofA Merrill Lynch to act as its financial advisor in connection with the merger and the PAS merger. Pursuant to those letter agreements, PepsiCo has agreed to pay Centerview Partners a transaction fee of approximately $22 million, and BofA Merrill Lynch a transaction fee of approximately $14 million. A portion equal to $18.7 million and $11.9 million of the transaction fee payable to each of Centerview Partners and BofA Merrill Lynch, respectively, is payable upon consummation of both the merger and the PAS merger. PepsiCo took the existence of these contingent fees into account when considering the analysis, advice and opinions of its financial advisors. In the case of the consummation of one transaction without the other, PepsiCo has agreed to pay Centerview Partners and BofA Merrill Lynch a transaction fee to be mutually agreed. Furthermore, BofA Merrill Lynch and certain of its affiliates are participating in the financing for the merger and the PAS merger, for which services BofA Merrill Lynch and its affiliates will receive significant compensation, which currently is estimated to be approximately $15 million, including acting as (i) sole administrative agent, joint lead arranger and joint book runner for, and lender under, a $4 billion 364-day senior unsecured revolving credit facility to PepsiCo to fund the merger and the PAS merger and (ii) joint bookrunning managing underwriter, joint bookrunning managing placement agent or joint bookrunning managing initial purchaser in connection with PepsiCo’s proposed issuance of $4 billion of debt or equity securities following the merger and the PAS merger. PepsiCo also has agreed to reimburse Centerview Partners’ and BofA Merrill Lynch’s expenses and indemnify Centerview Partners and BofA Merrill Lynch against certain liabilities arising out of their respective engagements.

Centerview Partners has in the past performed, and may continue to perform, investment banking services for PepsiCo and its affiliates, in each case, for customary compensation. In the ordinary course of Centerview Partners’ and its affiliates’ businesses, Centerview Partners and its affiliates may actively trade or hold the securities of any of the parties to the merger for its own account or for others and, accordingly, may at any time hold a long or short position in such securities. From January 1, 2007 through September 30, 2009, Centerview Partners and its affiliates have not received any compensation from either PepsiCo and its affiliates or PAS and its affiliates for corporate, commercial and investment banking services unrelated to the merger.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of its businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of PepsiCo, PBG and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to PepsiCo and have received or in the future may receive compensation for the rendering of these services, including having (i) acted or acting as manager for various debt offerings of PepsiCo, (ii) acted or acting as a lender under PepsiCo’s credit facilities and (iii) provided or providing certain brokerage and treasury services to PepsiCo. From January 1, 2007 through September 30, 2009, BofA Merrill Lynch and its affiliates have received aggregate compensation from PepsiCo and its affiliates for corporate, commercial and investment banking services unrelated to the merger of approximately $19 million.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to PBG and have received or in the future may receive compensation for the rendering of these services, including having (i) acted or acting as manager and/or bookrunner for various debt offerings of PBG and (ii) provided or providing certain treasury services to PBG. From January 1, 2007 through September 30, 2009, BofA Merrill Lynch and its affiliates have received aggregate compensation from PBG and its affiliates for corporate, commercial and investment banking services unrelated to the merger of approximately $9.2 million.

Preliminary Financial Analyses

Preliminary materials prepared by Centerview Partners and BofA Merrill Lynch were also provided to PepsiCo’s board of directors for board of directors meetings held on January 4, 2009 and April 19, 2009. These preliminary materials are contained in the deal financial section of each of the January 4, 2009 presentation and the April 19, 2009 presentation to PepsiCo’s board of directors, which have been filed with the SEC as part of the registration statement on Form S-4 of which this proxy statement/prospectus is a part. The following statements regarding the preliminary financial materials prepared by Centerview Partners and BofA Merrill Lynch contained in those presentations are qualified by reference to the full text of those presentations. In connection with PepsiCo’s board of directors meetings held on January 4, 2009 and April 19, 2009, PepsiCo did not request, and Centerview Partners and BofA Merrill Lynch did not provide, any opinions, including any opinion to PepsiCo, PBG or PAS or to any of their stockholders as to the fairness of the merger consideration or the PAS merger consideration, or any valuation of PBG or PAS for the purpose of assessing the fairness of the merger consideration or the PAS merger consideration to PepsiCo. In connection with PepsiCo’s board of directors meeting held on January 4, 2009 (but not the April 19, 2009 meeting), Centerview Partners and BofA Merrill Lynch prepared preliminary financial analyses substantially similar to the analyses presented in the August 3, 2009 presentation described in this proxy statement/prospectus (which has been filed with the SEC as part of the registration statement on Form S-4 of which this proxy statement/prospectus is a part), including preliminary analyses as to historical stock trading and equity analyst price targets, comparable publicly traded companies, discounted cash flow, precedent comparable transactions and precedent comparable squeezeout premiums. In performing these preliminary analyses Centerview Partners and BofA Merrill Lynch used substantially the same key assumptions, except for the following deviations. In the preliminary publicly traded companies analyses, Centerview Partners and BofA Merrill Lynch applied a reference range of 5.5x-6.5x, instead of 7.0x-8.0x, of enterprise value to calendar year 2008 estimated EBITDA, instead of calendar year 2009 estimated EBITDA, derived from the selected publicly traded companies to corresponding estimated EBITDA data of each of PBG and PAS. In the preliminary discounted cash flow analyses, Centerview Partners and BofA Merrill Lynch used a range of estimated free cash flow perpetuity growth rates of 1.0%-2.0%, instead of 1.5% (which is the midpoint of that range), and a discount rate of 7.5%, instead of a range of discount rates ranging from 7.0%-8.0% (the midpoint of which is the discount rate used in the preliminary discount cash flow analyses). Additionally, per PepsiCo’s management guidance, Centerview Partners and BofA Merrill Lynch assumed only $200 million of pre-tax run-rate synergies, instead of $300 million, and assumed the synergies would be allocated between PBG and PAS based on calendar year 2008 estimated EBITDA, instead of a 70%/30% synergy allocation between PBG and PAS. In the preliminary precedent transactions analyses, Centerview Partners and BofA Merrill Lynch applied a reference range of 8.0x-9.0x, instead of 8.0x-10.0x, of enterprise value to calendar year 2008 estimated EBITDA, instead of LTM EBITDA, derived from the selected transactions to corresponding estimated EBITDA data of each of PBG and PAS. In the preliminary precedent squeezeout premiums analyses, Centerview Partners and BofA Merrill Lynch applied a reference range of 15.0%-35.0%, instead of 25.0%-35.0%, of selected one day prior premiums paid to the price of PBG common stock and PAS common stock on the last day of trading prior to the respective presentation. Each of the preliminary analyses implied a price range for PBG common stock that was lower than the price range implied by similar analyses performed in the August 3, 2009 presentation, except for the 52-week trading range for PBG for the period ending December 31, 2008 (which was $15.78 to $42.02, instead of $15.78 to $35.10), and the analysts’ price targets presented January 4, 2009 (which ranged from $18.00 to $38.00, instead of, prior to PepsiCo’s initial public announcement of a proposal to acquire PBG, $20.00 to $31.00).

The opinions and financial analyses of Centerview Partners and BofA Merrill Lynch do not address any other aspect of the merger (including, without limitation, the fairness or appropriateness of the merger consideration to PBG or any of its stockholders) and do not constitute recommendations to any stockholder of any party to the merger as to how to vote or act in connection with the merger. The opinions and financial analyses of Centerview Partners and BofA Merrill Lynch were prepared for and delivered to the board of directors of PepsiCo and did not evaluate the merger or the merger consideration from the point of view of any party other than PepsiCo. PepsiCo did not request, and Centerview Partners and BofA Merrill Lynch did not provide, any opinion or financial analyses to PepsiCo, PBG or PAS or to any of their stockholders as to the fairness to the holders (in such capacity) of PBG common stock or PAS common stock of the merger consideration or the PAS merger consideration, or any valuation of PBG or PAS for the purpose of assessing the fairness to the holders (in such capacity) of PBG common stock or PAS common stock of the merger consideration or the PAS merger consideration. The opinions and financial analyses of Centerview Partners and BofA Merrill Lynch were not intended to be used by PBG’s stockholders in evaluating the merger or the merger consideration.

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting, as such term is used under accounting principles generally accepted in the United States. Under the acquisition method, the assets acquired and the liabilities assumed are measured at fair value based on key assumptions of the acquisition, including prior acquisition experience, benchmarking of similar acquisitions and historical data. The final determination of the recognition and measurement of the identified assets acquired and liabilities assumed is based on an estimate of the fair market value of actual net tangible and intangible assets and liabilities of PBG at the closing date of the merger.

Regulatory Approvals Required for the Merger

General

PepsiCo and PBG have agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement. These approvals include approval under or notices pursuant to, the HSR Act and the competition laws and regulations of the European Union, the Republic of Turkey, the Russian Federation, Canada and Mexico. The transactions contemplated by the merger agreement have been approved by the competition regimes of the European Union, the Republic of Turkey, the Russian Federation, Canada and Mexico. In using its reasonable best efforts to obtain the remaining required regulatory approvals, PepsiCo or PBG may be obligated to sell, divest or dispose of certain of their assets or businesses (which may include the sale, divestiture or disposition of assets or businesses of the surviving corporation at or following the effective time of the merger) or take other action to avoid the commencement of any action to prohibit any of the transactions contemplated by the merger agreement, or if already commenced, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action so as to enable the closing of the merger to occur.

Under the terms of the merger agreement, neither PepsiCo nor PBG will be required to enter into any settlement, undertaking, consent decree, stipulation or agreement with any governmental authority in connection with the transactions contemplated by the merger agreement, or to divest or otherwise hold separate or take any other action, in each case, with respect to any of the material businesses, assets or properties of PepsiCo or PBG or any of their respective material subsidiaries.

Each of PepsiCo’s, PBG’s and Metro’s obligation to effect the merger is subject to, among other things, any applicable waiting period relating to the merger under the HSR Act and any agreement between PepsiCo, PBG and any governmental authority not to consummate the merger prior to a specific date having expired or been terminated. See “The Merger Agreement—Conditions to the Completion of the Merger” and “The PAS Merger” beginning on pages 137 and 28, respectively, of this proxy statement/prospectus.

Department of Justice, Federal Trade Commission and Other United States Antitrust Authorities

The transactions contemplated by the merger agreement and the PAS merger agreement are subject to the HSR Act. The HSR Act and related rules prohibit the completion of transactions such as the merger unless the parties notify the Federal Trade Commission, or the FTC, and the Antitrust Division of the Department of Justice, or the DOJ, in advance. The HSR Act further provides that a transaction notifiable under the HSR Act, such as the merger and the PAS merger, may not be completed until the expiration of a 30 calendar-day waiting period, or the early termination of that waiting period, following the parties’ filing of their respective HSR Act notification forms. If the DOJ or the FTC issues a Request for Additional Information and Documentary Material prior to the expiration of the waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the request for information, unless the waiting period is terminated earlier. It is common practice for parties to agree to provide for additional time prior to completion of the transaction even after the expiration of the waiting period in order to provide additional time for governmental review of the transaction.

PepsiCo and PBG each filed its required HSR notification and report form with respect to the merger on September 11, 2009 and each of PepsiCo and PAS filed their required HSR notification and report form with respect to the PAS merger on September 11, 2009, in each case, commencing the initial 30-day waiting period. On October 9, 2009, PepsiCo withdrew its PBG and PAS notification and report forms effective October 13, 2009 and refiled them on October 15, 2009 in order to allow more time for the staff of the FTC, the agency reviewing the merger and the PAS merger, to review the proposed transactions. On November 10, 2009, PepsiCo announced that it had again withdrawn its PBG and PAS notification and report forms to give the FTC more time to review the proposed transactions and plans to refile at the appropriate time. PepsiCo, PBG and PAS are working cooperatively with the FTC and, as of the date of this proxy statement/prospectus, PepsiCo believes it can consummate its acquisitions of PBG and PAS by the end of the first quarter of 2010 without a “Second Request” being issued by the FTC, and without the imposition of any remedy which would have a material adverse effect on PepsiCo or the benefits of the contemplated transactions.

At any time before or after the merger or the PAS merger is completed, the FTC could take action under the antitrust laws in opposition to the merger or the PAS merger, including seeking to enjoin the transaction or seeking divestiture of substantial assets of PepsiCo, PBG or PAS or their subsidiaries. Private parties also may seek to take legal action under the antitrust laws under some circumstances. Based upon an examination of information available relating to the businesses in which the companies are engaged, PepsiCo and PBG believe that the merger will, and PepsiCo believes that the PAS merger will, receive the necessary regulatory clearance. However, PepsiCo and PBG can give no assurance that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, that PepsiCo and PBG will prevail.

In addition, the merger may be reviewed by the attorneys general in the various states in which PepsiCo and PBG operate. There can be no assurance that one or more state attorneys general will not attempt to file an antitrust action to challenge the merger.

Timing

There can be no assurance that all of the regulatory approvals described above will be obtained and, if obtained, there can be no assurance as to the timing of any approvals, ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. There can also be no assurance that the DOJ, the FTC or any state attorney general or any other governmental entity or any private party will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, there can be no assurance as to its result.

Neither PepsiCo nor PBG is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Material United States Federal Income Tax Consequences

General

In the opinion of Davis Polk & Wardwell LLP, counsel to PepsiCo, and Cravath, Swaine & Moore LLP, counsel to PBG (together with PepsiCo’s counsel, “tax counsel”), the following are the material United States federal income tax consequences of the merger to U.S. Holders (as defined below) of PBG common stock. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this proxy statement/prospectus, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of PBG common stock that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

This discussion addresses only the consequences of the exchange of shares of PBG common stock held as capital assets. It does not address all aspects of United States federal income taxation that may be important to a U.S. Holder in light of that stockholder’s particular circumstances or to a U.S. Holder subject to special rules, such as:

•	a financial institution or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities;

•	a stockholder who holds PBG common stock as part of a hedge, appreciated financial position, straddle, or conversion or integrated transaction; or

•	a stockholder who acquired PBG common stock pursuant to the exercise of compensatory options or otherwise as compensation.

If a partnership holds the shares of PBG common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of PBG common stock should consult its tax advisors.

This discussion of material United States federal income tax consequences is not a complete analysis or description of all potential United States federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, each PBG stockholder should consult his or her own tax advisor to determine the particular United States federal, state or local or foreign income or other tax consequences to him or her of the merger.

Tax Opinions

PepsiCo has received an opinion of Davis Polk & Wardwell LLP, and PBG has received an opinion of Cravath, Swaine & Moore LLP, each dated as of the date of this proxy statement/prospectus that, based on certain representations, covenants and assumptions described below, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that PepsiCo, Metro and PBG will each be a party to that reorganization within the meaning of Section 368(b) of the Code. It is a condition to the obligation of each of PepsiCo and PBG to complete the merger that the relevant tax counsel confirm its opinion as of the closing date of the merger. Neither PepsiCo nor PBG intends to waive this condition.

In rendering opinions regarding the merger, tax counsel have each relied, and for the purposes of the confirmation opinions regarding the merger as of the closing date of the merger (which are referred to in this proxy statement/prospectus as the closing date opinions) will each rely, on (1) representations and covenants made by PepsiCo and PBG, including those contained in certificates of officers of PepsiCo and PBG, and (2) specified assumptions, including an assumption that the merger will be completed in the manner contemplated by the merger agreement. In addition, in rendering their opinions, tax counsel have assumed, and tax counsel’s ability to provide the closing date opinions will depend on, the absence of changes in existing facts or in law between the date of this proxy statement/prospectus and the closing date of the merger. If any of those representations, covenants or assumptions is inaccurate, tax counsel may not be able to provide the required closing date opinions or the tax consequences of the merger could differ from those described below. An opinion of tax counsel neither binds the Internal Revenue Service (“IRS”) nor precludes the IRS or the courts from adopting a contrary position. Neither PepsiCo nor PBG intends to obtain a ruling from the IRS on the tax consequences of the merger.

Based on such opinions, the United States federal income tax consequences of the merger are as follows:

United States Federal Income Tax Consequences to PepsiCo, Metro and PBG

None of PepsiCo, Metro and PBG will recognize any gain or loss for United States federal income tax purposes as a result of the merger.

United States Federal Income Tax Consequences to U.S. Holders Who Participate in the Merger

The United States federal income tax consequences of the merger to a U.S. Holder will vary depending on whether the U.S. Holder receives shares of PepsiCo common stock, cash, or a combination of PepsiCo common stock and cash, in exchange for PBG common stock. At the time that a U.S. Holder chooses whether to make a cash election pursuant to the merger agreement, such U.S. Holder will not know whether, or to what extent, the proration rules of the merger agreement will alter the mix of consideration such U.S. Holder will receive. As a result, the tax consequences to a U.S. Holder will not be ascertainable with certainty until the U.S. Holder knows the precise number of shares of PepsiCo common stock and the amount of cash that such U.S. Holder will receive in the merger.

Receipt Solely of PepsiCo Common Stock

A U.S. Holder who receives only shares of PepsiCo common stock in the merger will not recognize any gain or loss, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of PepsiCo common stock. U.S. Holders will recognize gain or loss on any cash received in lieu of a fractional share of PepsiCo common stock equal to the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s adjusted tax basis in the shares of PBG common stock surrendered that is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period in PBG common stock is more than one year on the closing date of the merger. Such U.S. Holder will have an adjusted tax basis in the PepsiCo common stock received in the merger, including any fractional share for which cash is received, equal to the adjusted tax basis of the PBG common stock surrendered by that holder in the merger. The holding period for PepsiCo common stock received in the merger will include the holding period for the PBG common stock surrendered therefor.

Receipt of PepsiCo Common Stock and Cash

A U.S. Holder who receives both PepsiCo common stock and cash in the merger will not recognize any loss on the exchange, and will recognize gain (if any) equal to the lesser of: (1) the amount of cash so received (excluding cash received in lieu of a fractional share of PepsiCo common stock); or (2) the excess of (i) the sum of (a) the amount of such cash and (b) the fair market value of the shares of PepsiCo common stock received on the closing date of the merger over (ii) the stockholder’s adjusted tax basis in the shares of PBG common stock surrendered in the exchange.

For this purpose, a U.S. Holder may be permitted to calculate the amount of gain separately for each share of PBG common stock surrendered by electing, pursuant to the merger agreement, to exchange specific shares of PBG common stock for cash. Treasury regulations promulgated under Section 358 of the Code provide that where a stockholder surrenders shares of target stock in an exchange and receives cash and shares of acquiror stock, then, to the extent the terms of the exchange specify that shares of acquirer stock or cash are received in exchange for a particular share of target stock surrendered, the terms of the exchange shall control for the purpose of determining gain to the extent the terms of the exchange are economically reasonable. The election described above is intended to permit U.S. Holders to rely upon these Treasury regulations, although it is unclear whether such an election will be treated as satisfying the requirements of such regulations, and there can therefore be no assurance that, if a U.S. Holder reports gain on such U.S. Holder’s United States federal income tax return on the basis of such election, the IRS will not challenge such election. If the IRS were to challenge successfully the position that the U.S. Holder takes on the return, then the U.S. Holder could be required to recalculate the amount of gain realized by allocating the shares of PepsiCo common stock and the cash that the U.S. Holder receives on a pro rata basis to each share of PBG common stock that the U.S. Holder surrenders.

U.S. Holders therefore should consult with their own tax advisor with respect to the advisability of making an express designation in their letter of transmittal, as well as the United States federal income tax consequences in the event that proration applies.

Any gain recognized with respect to shares of PBG common stock as a consequence of participating in the merger will generally be capital gain, and generally will be long-term capital gain if the shares have been held for more than one year on the closing date of the merger. It is possible, however, that a U.S. Holder would instead be required to treat all or part of such gain as dividend income, if that U.S. Holder’s percentage ownership in PepsiCo (including shares that the stockholder is deemed to own under certain attribution rules) after the transaction is not meaningfully reduced from what that U.S. Holder’s percentage ownership would have been if the U.S. Holder had received solely shares of PepsiCo common stock rather than a combination of cash and PepsiCo common stock in the merger. If a U.S. Holder who has a relatively minimal stock interest in PepsiCo and PBG suffers a reduction in its proportionate interest in PepsiCo relative to what its proportionate interest in PepsiCo would have been had it received solely shares of PepsiCo common stock in the merger, the U.S. Holder should be regarded as having suffered a meaningful reduction in interest. For example, the IRS has ruled that any reduction in the stockholder’s proportionate interest will constitute a “meaningful reduction” in a transaction in which a holder held less than 1% of the shares of a corporation and did not have management control over the corporation. A U.S. Holder should consult its own tax advisor as to whether its receipt of cash in the merger will be treated as capital gain or dividend income under the Code.

A U.S. Holder who receives PepsiCo common stock will have an adjusted tax basis in the PepsiCo common stock received in the merger (including fractional shares deemed received) equal to the adjusted tax basis of the shares of PBG common stock surrendered, increased by the amount of gain, if any, recognized, including any portion of the gain that is treated as a dividend, and decreased by the amount, if any, of cash received. The holding period for shares of PepsiCo common stock received in exchange for shares of PBG common stock in the merger will include the holding period for the shares of PBG common stock surrendered in the merger.

U.S. Holders will recognize gain or loss on any cash received in lieu of a fractional share of PepsiCo common stock equal to the difference between the amount of cash received in lieu of the fractional share and the U.S. Holder’s tax basis in the fractional share. A U.S. Holder’s tax basis in a fractional share will be determined by allocating the U.S. Holder’s tax basis in the PepsiCo common stock between the PepsiCo common stock received and the fractional share, in accordance with their respective fair market values. Such gain or loss generally will be long-term capital gain or loss if the holding period in PBG common stock is more than one year as of the closing date of the merger.

In the case of a U.S. Holder who holds shares of PBG common stock with differing tax bases and/or holding periods, the preceding rules must be applied separately to each identifiable block of shares of PBG common stock.

Receipt Solely of Cash

A U.S. Holder who receives only cash in the merger will generally recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of PBG common stock surrendered in the exchange. It is anticipated that most U.S. Holders will be required to treat any recognized gain as capital gain, as described above. However, it is possible that a U.S. Holder would instead be required to treat all or part of such gain as dividend income as described in the section “—Receipt of PepsiCo Common Stock and Cash.” A U.S. Holder should consult its own tax advisor as to whether its receipt of cash in the merger will be treated as capital gain or dividend income under the Code.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with cash received in lieu of fractional shares and cash payments from a disposition of shares of PBG common stock pursuant to the merger. Backup withholding at a rate of 28% may apply to cash paid in the transaction to a U.S. Holder, unless the stockholder furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to such stockholder following the completion of the merger.

Any amount withheld under the backup withholding rules will be allowed as a refund or credit against United States federal income tax liability, provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

Reporting Requirements

If a U.S. Holder receives PepsiCo common stock as a result of the merger, such holder will be required to retain records pertaining to the merger. In addition, each U.S. Holder that receives PepsiCo common stock that owns at least five percent of PBG’s common stock will be required to file with its United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger, including:

•	the cost or other basis of the U.S. Holder’s shares of PBG common stock transferred in the exchange; and

•	the fair market value of the PepsiCo common stock and the amount of cash the U.S. Holder receives in the exchange.

Appraisal Rights

In connection with the merger, record holders of PBG common stock who comply with the procedures summarized below will be entitled to appraisal rights if the merger is completed. Under Section 262 of Delaware law, as a result of completion of the merger, holders of shares of PBG common stock with respect to which appraisal rights are properly exercised and perfected and not withdrawn or lost are entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares at the effective time of the merger (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to them in cash by complying with the provisions of Section 262. PBG is required to send a notice to that effect to each stockholder not less than 20 days prior to the special meeting. This proxy statement/prospectus constitutes that notice to you.

Stockholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions.

A stockholder who desires to exercise appraisal rights must (a) not vote in favor of the proposal to adopt the merger agreement and (b) deliver a written demand for appraisal of the stockholder’s shares to the Secretary of PBG before the vote on the merger agreement at the special meeting.

A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as the stockholder’s name appears on the certificates representing shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in making the demand, the agent is acting as agent for the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the proposal to adopt the merger agreement at the special meeting. A holder of shares held in “street name” who desires appraisal rights with respect to those shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary, such as Cede & Co., The Depository Trust Company’s nominee. Any holder of shares desiring appraisal rights with respect to such shares who held such shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The stockholder should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform PBG of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of such shares.

Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: The Pepsi Bottling Group, Inc., One Pepsi Way, Somers, New York 10589, Attention: Steven M. Rapp, Secretary. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares owned, and that the stockholder is demanding appraisal of his, her or its shares. The written demand must be received by PBG prior to the meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the stockholder must not vote its shares of common stock in favor of the proposal to adopt the merger agreement. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of the proposal to adopt the merger agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the proposal to adopt the merger agreement or abstain from voting on the proposal to adopt the merger agreement.

Within 120 days after the effective time of the merger, either the surviving corporation in the merger or any stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights, or any beneficial owner of the stock for which a demand for appraisal has been properly made, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by those stockholders, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware

Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation.” The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, the Delaware Supreme Court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to, and do not address, fair value under Section 262.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, but not limited to, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

Except as explained in the last sentence of this paragraph, at any time within 60 days after the effective time of the merger, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party, shall have the right to withdraw such stockholder’s demand for appraisal and to accept the cash and PepsiCo common stock to which the stockholder is entitled pursuant to the merger. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the surviving corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, stockholders’ rights to appraisal shall cease and all stockholders shall be entitled only to receive the merger consideration as provided for in the merger agreement. Inasmuch as the parties to the merger agreement have no obligation to file such a petition, and have no present intention to do so, any stockholder who desires that such petition be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached as Appendix D to this proxy statement/prospectus.

If you fail to comply strictly with all of the procedures set forth in Section 262, you will lose your statutory appraisal rights. Consequently, if you wish to exercise your appraisal rights, you are strongly urged to consult a legal advisor before attempting to exercise your appraisal rights.

Certain Litigation Matters

Following the public announcement, on April 20, 2009, of PepsiCo’s proposals on April 19, 2009 to acquire the outstanding shares of PBG’s common stock that it did not already own for $14.75 in cash and 0.283 shares of PepsiCo common stock per share of PBG common stock and to acquire the outstanding shares of PAS common stock that it did not already own for $11.64 in cash and 0.223 shares of PepsiCo common stock per share of PAS common stock, several putative stockholder class action complaints challenging the proposals were filed against various combinations of PepsiCo, PBG, PAS, and the individual members of the boards of directors of PBG and PAS. One of these complaints was amended following the public announcement of the merger agreements to include allegations concerning one of the proposed mergers.

Delaware Court of Chancery

Beginning on April 22, 2009, eight putative stockholder class action complaints challenging the April 19 proposals were filed against various combinations of PepsiCo, PBG, PAS and the individual members of the boards of directors of PBG and PAS in the Court of Chancery of the State of Delaware. The complaints alleged, among other things, that the defendants had breached or would breach their fiduciary duties owed to the public stockholders of PBG and PAS in taking action in connection with the April 19 proposals. On June 5, 2009, the Court of Chancery entered two orders consolidating the actions relating to PepsiCo’s proposal to acquire PBG under the caption In re The Pepsi Bottling Group, Inc., Shareholders Litigation (C.A. No. 4526-VCS) (the “Consolidated Delaware PBG Action”), consolidating the actions relating to PepsiCo’s proposal to acquire PAS under the caption In re PepsiAmericas, Inc. Shareholders Litigation (C.A. No. 4530-VCS) (the “Consolidated Delaware PAS Action”), appointing co-lead counsel and co-lead plaintiffs in each consolidated action, and providing for coordination between the two consolidated actions.

On June 19, 2009, the co-lead plaintiffs in the Consolidated Delaware PBG Action filed a verified consolidated class action complaint. The complaint seeks, among other things, damages and declaratory, injunctive, and other equitable relief alleging, among other things, that the defendants have breached or will breach their fiduciary duties owed to the public stockholders of PBG, that the April 19 proposals and the transactions contemplated thereunder were not entirely fair to the public stockholders, that PepsiCo had retaliated or would retaliate against PBG and PAS for rejecting the April 19 proposals, and that certain provisions of the certificate of incorporation of PBG are invalid and/or inapplicable to the April 19 proposals and the proposed mergers. Also on June 19, 2009, co-lead plaintiffs in the Consolidated Delaware PAS Action filed a verified consolidated class action complaint. The complaint seeks, among other things, damages and declaratory, injunctive, and other equitable relief alleging, among other things, that the defendants have breached or will breach their fiduciary duties owed to the public stockholders of PAS, that the April 19 proposals and the transactions contemplated thereunder were not entirely fair to the public stockholders, that PepsiCo retaliated against PBG and PAS for rejecting the April 19 proposals, that certain provisions of the certificate of incorporation of PAS are invalid and/or inapplicable to the April 19 proposals and the proposed mergers, and that PepsiCo’s pursuit of its acquisition of PAS violates the PAS Shareholder Agreement. On July 23, 2009, co-lead plaintiffs in the Consolidated Delaware PBG Action and the Consolidated Delaware PAS Action filed separate motions for partial summary judgment concerning their allegations relating to the certificates of incorporation of PBG and PAS and the PAS Shareholder Agreement.

On August 31, 2009, the Court of Chancery entered a Stipulation and Order Governing the Protection and Exchange of Confidential Information in each of the Consolidated Delaware PBG Action and the Consolidated Delaware PAS Action. Shortly thereafter, defendants began producing documents to co-lead plaintiffs in these actions. On November 20, 2009, the parties to the Consolidated Delaware PBG Action and to the Consolidated Delaware PAS Action entered into the Stipulation and Agreement of Compromise, Settlement, and Release described below.

Minnesota State Court

Beginning on April 20, 2009, three putative stockholder class action complaints challenging the April 19 proposals were filed against PepsiCo, PAS, and the board of directors of PAS in the District Court of the State of Minnesota, County of Hennepin. The complaints seek, among other things, damages and declaratory, injunctive, and other equitable relief and allege, among other things, that the defendants have breached or will breach their fiduciary duties owed to the public stockholders, that PepsiCo possessed material, non-public information concerning PAS, and that the April 19 proposals and the transactions contemplated thereunder were not entirely fair to the public stockholders. On June 24, 2009, the parties to the three Minnesota actions entered into a stipulation consolidating and staying the Minnesota actions in favor of the Consolidated Delaware PAS Action. On June 29, 2009, the court entered an order consolidating and staying the Minnesota actions pending resolution of the Consolidated Delaware PAS Action.

On September 23, 2009, one of the plaintiffs in the Minnesota actions filed a notice of dismissal voluntarily dismissing the action captioned Leone v. PepsiAmericas, Inc. (No. 27-CV-099196). On November 20, 2009, the parties to the two remaining Minnesota actions entered into the Stipulation and Agreement of Compromise, Settlement, and Release described below.

New York State Court

Westchester County Actions

Beginning on April 29, 2009, two putative stockholder class action complaints challenging the April 19 proposals were filed against PepsiCo, PBG, PAS and the members of the PBG Board in the Supreme Court of the State of New York, County of Westchester. The complaints seek, among other things, damages and declaratory, injunctive, and other equitable relief and allege, among other things, that the defendants have breached or will breach their fiduciary duties owed to the public stockholders of PBG and PAS, that the April 19 proposals and the transactions contemplated thereunder were not entirely fair to the public stockholders of PBG and PAS, and that the defensive measures implemented by PBG were not being used to maximize stockholder value. On June 8, 2009, defendants filed motions to dismiss or to stay the actions in favor of the previously filed actions pending in the Delaware Court of Chancery.

On October 19, 2009, the parties to the two Westchester County actions entered into a stipulation staying the Westchester County actions in favor of the Consolidated Delaware PBG Action and the Consolidated Delaware PAS Action. On October 21, 2009, the court entered an order staying the two Westchester County actions pending resolution of the Consolidated Delaware PBG Action and the Consolidated Delaware PAS Action. On November 20, 2009, the parties to the two Westchester County actions entered into the Stipulation and Agreement of Compromise, Settlement, and Release described below.

New York County Action

On May 8, 2009, a putative stockholder class action complaint was filed against PBG and the members of the PBG Board other than John Compton and Cynthia Trudell in the Supreme Court of the State of New York, County of New York. The complaint alleged that the defendants had breached their fiduciary duties owed to the public stockholders of PBG by depriving those stockholders of the full and fair value of their shares by failing to accept PepsiCo’s April 19 proposal to acquire PBG or to negotiate with PepsiCo after that proposal was made and by adopting certain defensive measures. On June 8, 2009, the defendants moved to dismiss or stay this action in favor of the previously filed actions pending in the Delaware Court of Chancery. The plaintiff failed to file a timely opposition to the motion. On August 10, 2009, the plaintiff filed an amended class action complaint, adding as defendants PepsiCo, Mr. Compton, and Ms. Trudell. The amended complaint seeks, among other things, damages and declaratory, injunctive, and other equitable relief and alleges, among other things, that the defendants have breached or will breach their fiduciary duties owed to the public stockholders of PBG and that the proposed merger is not entirely fair to the public stockholders of PBG. On August 27, 2009, the defendants again moved to dismiss or to stay this action in favor of the previously filed actions pending in the Delaware Court of Chancery.

On October 2, 2009, the parties to this action entered into a stipulation providing that this action should be voluntarily stayed for 45 days while plaintiff’s counsel conferred with co-lead counsel in the Consolidated Delaware PBG Action and that the defendants’ motion to dismiss or stay should be adjourned during the voluntary stay. Also on October 2, 2009, the court entered an order staying the New York County action for

45 days while plaintiff’s counsel conferred with co-lead counsel in the Consolidated Delaware PBG Action. On November 13, 2009, the parties to this action entered into a stipulation providing that this action should be voluntarily stayed pending resolution of the Consolidated Delaware PBG Action. On November 20, 2009, the parties to the New York County action entered into the Stipulation and Agreement of Compromise, Settlement, and Release described below. On December 2, 2009, the court entered an order staying the New York County action pending resolution of the Consolidated Delaware PBG Action.

Litigation Filed by PepsiCo

On May 11, 2009, PepsiCo, along with Mr. Compton and Ms. Trudell (PepsiCo employees who are members of the board of directors of PBG), filed a complaint against PBG and the other members of the PBG Board in the Court of Chancery of the State of Delaware. The complaint sought declaratory and injunctive relief and alleged that the defendants had breached their fiduciary duties owed to the public stockholders of PBG by, among other things, holding a meeting of the PBG Board and taking certain actions at that meeting without providing notice to Mr. Compton and Ms. Trudell, adopting a stockholder rights plan that restricted PepsiCo’s rights as a stockholder by, for example, limiting its ability to solicit consents, and adopting a stockholder rights plan that was an unreasonable and disproportionate response to PepsiCo’s April 19 proposal to acquire PBG. On August 5, 2009, following PepsiCo’s entry into the merger agreement, PepsiCo voluntarily dismissed this action with prejudice.

Settlement of Stockholder Litigation

On November 20, 2009, the parties to the Consolidated Delaware PBG Action and the Consolidated Delaware PAS Action, as well as the parties to the two actions pending in the District Court of the State of Minnesota and to the three actions pending in the Supreme Court of the State of New York, entered into a Stipulation and Agreement of Compromise, Settlement, and Release (the “Settlement Stipulation”) to resolve all of these actions.

Pursuant to the Settlement Stipulation, and in exchange for the releases described below, defendants have taken or will take the following actions: (1) PepsiCo, PAS, and PBG have included and will continue to include co-lead counsel in the disclosure process (including providing them with the opportunities to review and comment on drafts of the preliminary and final proxy statements/prospectuses before they were or are filed with the Securities and Exchange Commission); (2) PepsiCo agreed to reduce the termination fee set forth in the PBG merger agreement from $165.3 million to $115 million pursuant to the Waiver Letter dated as of November 16, 2009 which is included in Appendix A-1 to this proxy statement/prospectus; (3) PepsiCo agreed to reduce the termination fee set forth in the PAS merger agreement from $71.6 million to $50 million; (4) PepsiCo agreed to shorten the termination fee tail set forth in the PBG merger agreement from 12 months to 6 months pursuant to the Waiver Letter dated as of November 16, 2009 which is included in Appendix A-1 to this proxy statement/prospectus; and (5) PepsiCo agreed to shorten the termination fee tail set forth in the PAS merger agreement from 12 months to 6 months. The settlement is conditioned on satisfaction by co-lead counsel that the disclosures made in connection with the PAS merger and the PBG merger are not materially omissive or misleading.

Pursuant to the Settlement Stipulation, the Consolidated Delaware PBG Action and the Consolidated Delaware PAS Action will be dismissed with prejudice on the merits, the plaintiffs in the Minnesota and New York actions will voluntarily dismiss those actions with prejudice, and all defendants will be released from any and all claims relating to, among other things, the PAS merger, the merger, the PAS merger agreement, the merger agreement, and any disclosures made in connection therewith. The Settlement Stipulation is subject to customary conditions, including consummation of both the PAS merger and the merger, completion of certain confirmatory discovery, class certification, and final approval by the Court of Chancery of the State of Delaware following notice to the stockholders of PAS and PBG. On December 2, 2009, the Court of Chancery entered an order setting forth the schedule and procedures for notice to the stockholders of PAS and PBG and the court’s review of the settlement. The Court of Chancery scheduled a hearing for April 12, 2010 at 10:00 a.m., at which the court will consider the fairness, reasonableness, and adequacy of the settlement.

The settlement will not affect the form or amount of the consideration to be received by PBG stockholders in the PBG merger or by PAS stockholders in the PAS merger.

The defendants have denied and continue to deny any wrongdoing or liability with respect to all claims, events, and transactions complained of in the aforementioned litigations or that they have engaged in any wrongdoing. The defendants have entered into the Settlement Stipulation to eliminate the uncertainty, burden, risk, expense, and distraction of further litigation. The foregoing description of the Settlement Stipulation does not purport to be complete, and a copy of the Settlement Stipulation has been filed with the SEC as part of the registration statement on Form S-4 of which this proxy statement/prospectus is a part.

Financing of the Merger

PepsiCo and Metro’s obligations to complete the merger are not conditioned upon their ability to obtain financing for the merger.

PepsiCo estimates that the total amount of funds necessary to complete the merger, the PAS merger and related transactions is approximately $4.0 billion.

Senior Note Issuance

In order to finance the merger, the PAS merger, and related transactions, PepsiCo intends to issue approximately $4 billion of senior unsecured fixed rate notes, subject to market conditions. See “Unaudited Pro Forma Condensed Combined Financial Information—Note 8—Debt-Obligations and Commitments” beginning on page 160 of this proxy statement/prospectus.

Bridge Facility

PepsiCo has received a commitment letter pursuant to which, subject to the conditions set forth therein, Bank of America, N.A., Banc of America Securities LLC, affiliates of Citigroup Global Markets Inc. and a group of seven other lenders have committed to provide up to $4.0 billion of loans under a bridge facility. The documentation governing the bridge facility has not been finalized. Accordingly, the actual terms of these financing arrangements may differ from those described in this proxy statement/prospectus. To the extent that the other methods of raising the required financing for the merger, the PAS merger, and related transactions, such as the issuance of long-term debt securities as described above, are sufficiently utilized, the bridge facility will not be drawn.

The bridge facility will be available to PepsiCo, as the borrower, on a revolving basis for a period of 364 days from the closing date of the merger. The bridge loans, if required, will be used to finance a portion of the purchase price for the merger (as well as for the PAS merger) and to pay related fees and expenses. PepsiCo will be required to prepay the bridge loans under specified circumstances, including upon specified non-ordinary course asset sales, specified incurrences of debt, and equity issuances by PepsiCo or its subsidiaries and upon the issuance of debt securities for the purpose of refinancing the bridge facility.

Fees and Expenses Relating to the Merger

Fees and expenses incurred or expected to be incurred by PepsiCo and Metro in connection with the merger are estimated as of the date of this proxy statement/prospectus to be as follows:

Type of Fee	Amount ($)
Filing fees	383,782
Financial advisors’ fees and expenses	18,000,000
Accounting fees and expenses	325,000
Legal, printing and miscellaneous fees and expenses	1,375,000
Total	20,083,782

Subject to the termination fee payable by PBG to PepsiCo under certain circumstances, the merger agreement provides that each party will pay fees and expenses incurred by such party in connection with the merger agreement. See “The Merger Agreement—Termination Fees Payable by PBG” beginning on page 144 of this proxy statement/prospectus.

RISK FACTORS

In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, the following factors should be considered carefully when evaluating the merger and the proposal to adopt the merger agreement at the special meeting. You should also consider the various risk factors of each of PepsiCo and PBG, as discussed in their respective annual reports on Form 10-K, in each case for the fiscal year ended December 27, 2008, and their respective quarterly reports on Form 10-Q, in each case for the quarterly period ended September 5, under “Risk Factors,” each of which is on file with the SEC, for additional factors that may affect PepsiCo’s and PBG’s performance.

Because the market price of PepsiCo common stock may fluctuate, you cannot be sure of the value of the stock portion of the merger consideration that you may receive.

Upon completion of the merger, each share of PBG common stock (other than shares held by PepsiCo or any of its subsidiaries (including Metro), shares held by PBG as treasury stock and shares with respect to which stockholders of PBG have properly exercised and perfected appraisal rights under Delaware law) will be converted into the right to receive the merger consideration. Because the exchange ratio of 0.6432 shares of PepsiCo common stock per share of PBG common stock at which PepsiCo is issuing its shares as part of the merger consideration is fixed, any change in the price of PepsiCo common stock prior to completion of the merger will affect the value of any shares of PepsiCo common stock you receive upon completion of the merger. The value of the PepsiCo stock portion of the merger consideration will vary from the date of the announcement of the merger agreement, the date that this proxy statement/prospectus was mailed to PBG stockholders, the date of the special meeting and the date the merger is completed and thereafter. At the time that the merger is completed, the value of the stock portion of the merger consideration could be more or less than the value of the cash portion of the merger consideration. Accordingly, at the time of the special meeting, you will not know or be able to determine the value of the PepsiCo common stock you may receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the respective businesses, operations and prospects, and regulatory considerations of PepsiCo and PBG. Many of these factors are beyond PepsiCo’s and PBG’s control.

Following completion of the merger and the PAS merger, PepsiCo will face risks different from those faced by PBG today, which may affect the market price of the shares of PepsiCo common stock.

Upon completion of the merger, certain holders of PBG common stock will become holders of PepsiCo common stock. Some of PepsiCo’s current businesses and markets differ from those of PBG and, accordingly, the results of operations of PepsiCo after the merger may be affected by factors different from those currently affecting the results of operations of PBG. For further information on the businesses of PepsiCo and PBG and the factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 209 of this proxy statement/prospectus. Additionally, PepsiCo and Metro have entered into the PAS merger agreement. Some of PepsiCo’s current businesses and markets differ from those of PAS, which may also affect PepsiCo’s results of operations after completion of the merger if the PAS merger is also completed.

You cannot be certain of the form of merger consideration that you will receive for all of your shares.

PepsiCo will pay cash for 50% of the PBG common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries and issue shares of PepsiCo common stock for the remaining 50% of the outstanding shares of PBG common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries. If the number of shares of PBG common stock for which a valid election to receive cash is made is higher than 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries, a pro rata portion of the shares for which a valid election to receive cash is made will be converted into the right to receive PepsiCo common stock in order to provide for an aggregate 50% cash/50% stock allocation among all outstanding PBG shares not held by PepsiCo or any of its subsidiaries. If the number of shares of PBG common stock for which a valid election to receive cash is made is lower than 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries, a pro rata portion of the shares for which no valid election to receive cash is made will be converted into the right to receive cash in order to provide for an aggregate 50%/50% stock allocation among all outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries. If such a proration is required, holders of PBG common stock who elected to receive cash may receive a portion of their consideration in PepsiCo common stock, and holders who made no election may receive a portion of their consideration in cash. Additionally, the actual number of shares of PBG common stock as to which a valid election to receive cash has been made will reflect a reduction for the number of shares of PBG common stock with respect to which appraisal rights have been properly exercised and perfected under Delaware law immediately prior to the effective time of the merger. Accordingly, there is a risk that you will receive a portion of the merger consideration in the form that you do not choose, which could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you elected, including the recognition of taxable gain to the extent cash is received.

Failure to complete the PAS merger may adversely affect PepsiCo’s results of operations and prevent PepsiCo from realizing the full extent of the benefits and cost savings expected from either or both mergers.

The PAS merger is subject to the satisfaction or, to the extent permissible, waiver, of certain conditions, including, but not limited to, receipt of the necessary PAS stockholder approval and receipt of the necessary regulatory consents and approvals. Although PepsiCo expects, as of the date of this proxy statement/prospectus, to complete both the merger and the PAS merger, it is possible that the PAS merger may not be completed. PepsiCo’s obligation to complete the merger is not subject to completion of the PAS merger. PepsiCo’s relationship with PAS may suffer following a failure to complete the PAS merger, which could adversely affect PepsiCo’s results of operations. Failure to complete the PAS merger may also prevent PepsiCo from realizing the full extent of the benefits and cost savings that it expects to realize as a result of the completion of both mergers.

After completion of the mergers, PepsiCo may fail to realize the anticipated cost savings and other benefits expected from the mergers, which could adversely affect the value of PepsiCo’s common stock or other securities.

The success of the mergers will depend, in part, on PepsiCo’s ability to successfully combine the businesses of PepsiCo, PBG and PAS and realize the anticipated benefits and cost savings from such combination. While PepsiCo believes, as of the date of this proxy statement/prospectus, that these cost savings estimates are achievable, it is possible that PepsiCo will be unable to achieve these objectives within the anticipated time frame, or at all. PepsiCo’s cost savings estimates also depend on PepsiCo’s ability to combine the businesses of PepsiCo, PBG and PAS in a manner that permits those cost savings to be realized. If these estimates turn out to be incorrect or PepsiCo is not able to combine the businesses of PepsiCo, PBG and PAS successfully, the anticipated cost savings and other benefits, including expected synergies, of the merger and the PAS merger may not be realized fully or at all or may take longer to realize than expected, and the value of PepsiCo’s common stock (including the stock issued as part of the merger consideration) or other securities may be adversely affected.

Specifically, issues that must be addressed in integrating the operations of PepsiCo, PBG and PAS in order to realize the anticipated benefits of the merger and the PAS merger include, among other things:

•	integrating the manufacturing, distribution, sales and administrative support activities and information technology systems of PepsiCo, PBG and PAS;

•	conforming standards, controls, procedures and policies, business cultures and compensation structures among the companies;

•	consolidating and streamlining corporate and administrative infrastructures;

•	consolidating sales and marketing operations;

•	retaining existing customers and attracting new customers;

•	identifying and eliminating redundant and underperforming operations and assets;

•	coordinating geographically dispersed organizations; and

•	managing tax costs or inefficiencies associated with integrating the operations of PepsiCo following completion of the merger and the PAS merger.

Delays encountered in the process of integrating the businesses of PepsiCo and PBG, or in the integration of either or both of these businesses with that of PAS, could have a material adverse effect on the revenues, expenses, operating results and financial condition of PepsiCo after completion of the merger. Although significant benefits, such as increased cost savings, are expected to result from the merger and the PAS merger, there can be no assurance that any of these anticipated benefits will be realized by PepsiCo after completion of either or both of the mergers.

Additionally, significant costs are expected to be incurred in connection with consummating the mergers and integrating the operations of PepsiCo, PBG and PAS, with a significant portion of such costs being incurred through the first year after completion of the mergers. PepsiCo continues to assess the magnitude of these costs and additional unanticipated costs may be incurred in the integration of the businesses of PepsiCo, PBG and PAS. Although PepsiCo believes that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, no assurances can be given that this net benefit will be achieved in the near term, or at all.

Combining PepsiCo, PBG and PAS could result in the loss of employees or customers or otherwise cause business disruption.

Each of PepsiCo, PBG and PAS has operated and, until the completion of the applicable merger, will continue to operate, independently. It is possible that the mergers could result in the loss of key employees, result in the disruption of each company’s ongoing businesses or identify inconsistencies in standards, controls, procedures and policies that adversely affect PepsiCo’s ability to maintain relationships with customers, suppliers or creditors. For the mergers to be successful, each of PepsiCo, PBG and PAS must continue to retain, motivate and recruit executives and other key employees during the pendency of the mergers. Such employee retention may be challenging as employees may experience uncertainty about their future roles with PepsiCo until, or even after, strategies with regard to the combined company are announced or executed. Moreover, following completion, PepsiCo must be successful at retaining key employees. If, despite retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with PepsiCo after completion of either merger, its ongoing business could be harmed. Additionally, the potential distraction of the merger may adversely affect the ability of PepsiCo, PBG or PAS during the pendency of the mergers, or of PepsiCo following completion, to attract, motivate and retain executives and other key employees and keep them focused on corporate strategies and goals, which could have a negative impact on the business of PepsiCo, PBG or PAS during the pendency of the mergers or of PepsiCo following completion.

The merger and the PAS merger are subject to the receipt of certain required clearances or approvals from governmental entities that could prevent or delay their completion or impose conditions that could have a material adverse effect on PepsiCo.

Completion of each of the merger and the PAS merger is conditioned upon the receipt of certain governmental clearances or approvals, including, but not limited to, the expiration or termination of the applicable waiting period under the HSR Act with respect to such merger. There can be no assurance that the required clearances and approvals will be obtained, and, additionally, government authorities from which these clearances and approvals are required may impose conditions on the completion of the merger or the PAS merger or require changes to their respective terms. While under the terms of the merger agreements, none of PepsiCo, PBG or PAS is required, in connection with the merger, to enter into any agreement or other undertaking with any such governmental authority with respect to any of their or their material subsidiaries’ material businesses, assets or properties, or to divest or otherwise hold separate any such business, assets or properties, each has agreed to use reasonable best efforts to obtain governmental clearances or approvals necessary to complete the applicable merger. If, in order to obtain any clearances or approvals required to complete either of the mergers, any of PepsiCo, PBG or PAS, is required to divest itself of material assets, or PepsiCo becomes subject to any material conditions after completion of the merger, PepsiCo’s business and results of operations after completion of the merger may be adversely affected.

PBG and PAS will be subject to business uncertainties and contractual restrictions while the merger and the PAS merger are pending which could adversely affect their respective businesses.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on PBG. Although PepsiCo and PBG intend to take steps to reduce any adverse effects, these uncertainties may impair their ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that do business with PepsiCo or PBG to seek to change existing business relationships with either PepsiCo or PBG. In addition, the merger agreement restricts PBG, without PepsiCo’s consent, from making certain acquisitions and taking other specified actions until the merger is completed or the merger agreement is terminated. These restrictions may prevent PBG from pursuing otherwise attractive business opportunities and making other changes to its business that may arise before the merger is completed or the merger agreement is terminated. The PAS merger is subject to similar risks which, if they materialize, may materially adversely affect the business or results of operations of PepsiCo following completion of either or both of the mergers even if these risks do not materialize with respect to PBG.

The indebtedness of PepsiCo following completion of the mergers will be substantially greater than its indebtedness on a stand-alone basis and greater than the existing combined indebtedness of PepsiCo and PBG prior to the merger. The increased level of indebtedness could adversely affect PepsiCo following completion of the merger, including by reducing funds available for other business purposes.

The indebtedness of PepsiCo and PBG, each on a consolidated basis, as of September 5, 2009 was approximately $8.0 billion and $5.7 billion, respectively, in each case consisting primarily of long-term debt and commercial paper. PepsiCo’s pro forma indebtedness (consisting primarily of long-term debt and commercial paper) as of September 5, 2009, after giving effect to the merger and including indebtedness incurred in order to finance the merger, would be approximately $16.3 billion, and after giving effect to the merger and the PAS merger and including, in each case, indebtedness incurred in order to finance the merger and the PAS merger, would be approximately $19.7 billion. Following completion of the merger, as a result of the substantial increase in debt and the cost of that debt, the amount of cash required to service PepsiCo’s increased indebtedness levels and thus the demands on its cash resources may be significantly greater than the percentages of cash flows required to service the indebtedness of PepsiCo individually prior to the merger. The increased levels of indebtedness could reduce funds available for PepsiCo’s capital expenditures and other activities, may cause rating agencies to downgrade its debt, and may create competitive disadvantages for it relative to other companies with lower debt levels.

The shares of PepsiCo common stock to be received by PBG stockholders as a result of the merger will have different rights from the shares of PBG common stock.

Upon completion of the merger, PBG stockholders who receive PepsiCo stock as part of the merger consideration will become PepsiCo stockholders and their rights as stockholders will be governed by PepsiCo’s amended and restated articles of incorporation and bylaws. Please see “Comparative Rights of Stockholders”

beginning on page 195 of this proxy statement/prospectus for a discussion of the different rights associated with PepsiCo common stock.

Certain of PBG’s officers and directors have interests in the merger that are different from your interests as a PBG stockholder.

Certain of PBG’s officers and directors have interests in the merger that are different from your interests as a stockholder of PBG. The PBG Board was aware of these interests and took them into account in its decision to approve the merger agreement and the transactions contemplated thereby. See “Interests of Certain Persons in the Merger” beginning on page 177 of this proxy statement/prospectus.

Risks relating to PepsiCo and PBG.

PepsiCo and PBG are, and following completion of the merger, PepsiCo and Metro will continue to be, subject to the risks described in (i) Part I, Item 1A in PepsiCo’s Annual Report on Form 10-K for the fiscal year ended December 27, 2008, filed with the SEC on February 19, 2009, (ii) “Our Business Risks” in Item 7 in Exhibit 99.1 to PepsiCo’s Current Report on Form 8-K filed with the SEC on August 27, 2009, (iii) Part II, Item 1A in PepsiCo’s Quarterly Report on Form 10-Q for the quarterly period ended September 5, 2009 filed with the SEC on October 8, 2009, (iv) Part I, Item 1A in PBG’s Annual Report on Form 10-K for the fiscal year ended December 27, 2008, filed with the SEC on February 20, 2009 and (v) Part II, Item 1A in PBG’s Quarterly Report on Form 10-Q for the quarterly period ended September 5, 2009, filed with the SEC on October 9, 2009, in each case, incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 209 of this proxy statement/prospectus.

FORWARD-LOOKING STATEMENTS

PepsiCo and PBG make forward-looking statements in this proxy statement/prospectus and their public documents. A forward-looking statement encompasses any estimate, prediction, opinion or statement of belief in this proxy statement/prospectus or such public documents and the underlying management assumptions. These forward-looking statements can be identified by words such as “may,” “could,” “believes,” “expects,” “anticipates,” “intends” and similar expressions. Forward-looking statements appear in the discussions of matters such as the benefits of the merger between PBG and PepsiCo and between PAS and PepsiCo, including, but not limited to, future financial and operating results related to potential cost savings and enhancements to revenue that may be realized from the merger and from the PAS merger, and PepsiCo’s and PBG’s plans, objectives, expectations and intentions and other statements contained in this proxy statement/prospectus or public documents of PepsiCo and PBG that are not historical facts. These statements are based upon the current reasonable expectations and assessments of the respective managements of PepsiCo and PBG and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of PepsiCo and PBG. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

These views involve risks and uncertainties that are difficult to predict and, accordingly, actual results may differ materially from the results discussed in such forward-looking statements. You should consider the various factors in the “Risk Factors” section beginning on page 114 of this proxy statement/prospectus as well as those discussed in the annual reports on Form 10-K of PepsiCo and PBG, in each case for the fiscal year ended December 27, 2008 and the quarterly reports on Form 10-Q of PepsiCo and PBG, in each case for the quarterly period ended September 5, 2009, in each case under “Risk Factors,” which reports are on file with the SEC, for additional factors that may affect PepsiCo’s and PBG’s performance.

In addition to factors that have been previously disclosed in the respective reports of PepsiCo and PBG filed with the SEC and those that are discussed elsewhere in this proxy statement/prospectus, the following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•

the businesses of PepsiCo, PBG and PAS may not be combined successfully, or such combination, including the integration of systems, controls and procedures of the companies, may take longer, be more difficult, time-consuming or costly to accomplish than expected;

•	the merger or the PAS merger may not be completed;

•	the expected cost savings from the merger and the PAS merger may not be fully realized or may take longer to realize than expected;

•	management time may be diverted on matters relating to the merger or the PAS merger;

•

customer losses, increases in operating costs and business disruption, including disruption of supply or shortages of raw materials and other supplies, following the merger and the PAS merger, may be greater than expected;

•	adverse effects on relationships with employees may be greater than expected;

•	the regulatory approvals required for the merger and the PAS merger may not be obtained on the proposed terms, on the anticipated schedule, or at all;

•	adverse governmental, legal or regulatory policies may be enacted;

•	changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise;

•	PepsiCo may be unable to hire or retain key employees or a highly skilled and diverse workforce, including as a result of uncertainty regarding the merger;

•

PepsiCo may not successfully build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively;

•	PepsiCo may experience damage to its reputation; and

•

social and political conditions such as war, political unrest and terrorism, pandemics or natural disasters, unfavorable economic conditions or increased volatility in foreign exchange rates could have unpredictable negative effects on the businesses or results of operations of PepsiCo, PBG and PAS and on the economy.

The forward-looking statements are made as of the date of this proxy statement/prospectus or the applicable document, as the case may be, and, except as required by applicable law, PepsiCo and PBG assume no obligation to update these forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. You should consider these risks and uncertainties in evaluating forward-looking statements and you should not place undue reliance on these statements.

SPECIAL MEETING OF STOCKHOLDERS OF PBG

PBG is providing this proxy statement/prospectus to you in connection with the solicitation of proxies by the PBG Board to be voted at the special meeting of PBG’s stockholders that PBG has called to allow its stockholders to consider and vote upon a proposal to adopt the merger agreement with PepsiCo. This document is first being mailed to PBG’s stockholders on or about January 13, 2010. Together with this document, PBG is sending a notice of the special meeting of PBG’s stockholders and a form of proxy that the PBG Board is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

PepsiCo is also providing this document to you as a prospectus in connection with the offer and sale by PepsiCo of shares of PepsiCo common stock to be issued as merger consideration to PBG’s stockholders in connection with the merger.

Date, Time and Place

The special meeting of PBG’s stockholders will be held on Wednesday, February 17, 2010, at 11:00 a.m., Eastern Time, at PBG Worldwide Headquarters, One Pepsi Way, Somers, New York 10589.

Purpose of the Special Meeting

At the special meeting, PBG will ask stockholders to consider and vote upon the proposal to adopt the merger agreement and to transact such other business as may properly come before the special meeting or any postponement or adjournment of the meeting. The PBG Board is not aware of any other matters to be presented for action at the special meeting.

Record Date; Shares Entitled to Vote; Quorum

Only holders of record of PBG common stock and PBG Class B common stock at the close of business on January 4, 2010, the record date, are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. On the record date, 221,183,179 shares of PBG common stock were issued and outstanding and entitled to vote at the special meeting, held by approximately 850 holders of record, and 100,000 shares of PBG Class B common stock were issued and outstanding and entitled to vote at the special meeting. On the record date, PepsiCo and its subsidiaries owned 70,066,458 shares of PBG common stock and all 100,000 shares of PBG Class B common stock, representing 100% of the outstanding shares of PBG Class B common stock, approximately 38.6% of the combined voting power of the outstanding shares of PBG common stock and PBG Class B common stock, and approximately 31.7% of the outstanding shares of PBG common stock entitled to vote.

Each stockholder is entitled to one vote for each share of PBG common stock held by such stockholder as of the record date and 250 votes for each share of PBG Class B common stock held by such stockholder as of the record date. You may vote all shares owned by you as of the record date, including (1) shares held directly in your name as the stockholder of record and (2) shares held for you as the beneficial owner in street name through a broker, trustee or other nominee.

A quorum of stockholders is necessary to hold a valid special meeting. The presence, in person or by proxy, of holders of at least a majority of the votes entitled to be cast constitutes a quorum. If a share is represented for any purpose at the special meeting, it is deemed to be present for the transaction of all business. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned or postponed to solicit additional proxies.

Vote Required; Abstentions and Broker Non-Votes

The adoption of the merger agreement requires the affirmative vote of a majority of the outstanding voting power of the shares of PBG common stock and PBG Class B common stock entitled to vote, voting as a single class, and the affirmative vote of a majority of the votes cast by the holders of outstanding shares of PBG common stock entitled to vote, voting separately as a class. Because the required vote of stockholders of PBG common stock and PBG Class B common stock, voting together as a single class, is based upon the number of outstanding shares of PBG common stock and PBG Class B common stock, rather than upon the shares actually voted, failure to submit a proxy or to vote in person or a vote to abstain will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement. In addition, if your shares are held in street name by your bank, broker or nominee, generally the nominee may only vote your PBG common stock in accordance with your instructions. However, if your nominee has not timely received your instructions, such nominee may vote on matters for which it has discretionary voting authority. Under current rules of the New York Stock Exchange, we believe that brokers do not have discretionary authority to vote on the proposal to adopt the merger agreement. If a nominee cannot vote on a matter because it does not have discretionary voting authority, this is a “broker non-vote” on that matter. If a properly executed proxy is submitted by a broker holding shares in street name which indicates that the broker does not have discretionary authority as to certain shares to vote on any matter, such shares will be considered present at the meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have been voted in favor of the matter.

If a properly executed proxy is submitted and the stockholder has abstained from voting on any matter, the shares represented by such proxy will be considered present at the meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have been voted in favor of the matter.

PepsiCo has agreed under the merger agreement that it will vote or cause to be voted all shares of PBG common stock and PBG Class B common stock beneficially owned by it or any of its subsidiaries in favor of the proposal to adopt the merger agreement at the special meeting. PepsiCo has also agreed under the merger agreement that at the special meeting or by prior written consent, it will vote or cause to be voted separately as a class all shares of PBG Class B common stock beneficially owned by it or any of its subsidiaries in favor of the proposal to adopt the merger agreement. See “Record Date; Shares Entitled to Vote; Quorum” beginning on page 102 of this proxy statement/prospectus.

Shares Held by PBG’s Directors and Executive Officers

At the close of business on the record date, PBG’s directors and executive officers and their affiliates beneficially owned 2,041,609 shares of PBG common stock, which represented less than 1% of the outstanding shares of PBG common stock entitled to vote at the special meeting. PBG’s directors and executive officers have informed PBG that they currently intend to vote all of their shares of PBG common stock “FOR” the proposal to adopt the merger agreement for the reasons described more fully in “—Recommendation of the PBG Special Committee and the PBG Board as to Fairness of the Merger.” Except as described in this proxy statement/prospectus, to PBG’s knowledge, after making reasonable inquiry, none of PBG’s directors, officers or affiliates has made any public recommendation either in support of or opposed to the merger.

Voting of Proxies

After carefully reading and considering the information presented in this proxy statement/prospectus, PBG stockholders of record may vote by mail, by telephone, through the Internet or by attending the special meeting and voting in person. If you choose to vote by mail, you should complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope so that your shares are represented at the special meeting.

If you are a stockholder of record, you may call 1-800-690-6903 and use any touch-tone telephone to transmit your vote up until 11:59 p.m., Eastern Time, on February 16, 2010. Have your proxy card in hand when you call and then follow the instructions.

If you are a stockholder of record, you may use the Internet to transmit your vote up until 11:59 p.m., Eastern Time, on February 16, 2010. Visit www.proxyvote.com and have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

Please note that although there is no charge to you for voting by telephone or electronically through the Internet, there may be costs associated with electronic access such as usage charges for Internet service providers and telephone companies. PBG will not pay for these costs; they are solely your responsibility.

If you hold your shares of PBG common stock in street name through a broker, bank or other nominee , you must provide instructions to the broker, bank or nominee as to how your shares should be voted. Brokers do not have the discretion to vote on the proposal to adopt the merger agreement and will only vote at the direction of the underlying beneficial owners of the shares of PBG common stock. Accordingly, if you do not instruct your broker to vote your shares of PBG common stock, your broker will not have the discretion to vote your shares of PBG common stock. Your broker, bank or other nominee will usually provide you with the appropriate instruction forms at the time you receive this proxy statement/prospectus. If you own your shares of PBG common stock in this manner, you cannot vote in person at the special meeting unless you receive a proxy to do so from the broker, bank or other nominee, and you bring that proxy to the special meeting.

All shares represented by each properly executed and valid proxy received by the Secretary of PBG before the special meeting will be voted in accordance with the instructions given on the proxy. If a PBG stockholder executes a proxy card without giving instructions, the shares of PBG common stock represented by that proxy card will be voted “FOR” approval of the proposal to adopt the merger agreement. The PBG Board is not aware of any other matters to be voted on at the special meeting. If, however, such a matter is properly presented for action at the special meeting, including a motion to adjourn or postpone the special meeting in order to solicit additional proxies in favor of the proposal to adopt the merger agreement (in the event that there are not sufficient votes for such adoption), the persons named in the proxy card will vote the shares represented by all properly executed proxies on those matters in their discretion.

Revocability of Proxies

You may revoke your proxy or change your vote at any time before it is exercised at the special meeting by one of the following means:

•

sending the Secretary of PBG a written notice revoking the proxy prior to the date of the special meeting at the address provided under “Where You Can Find More Information” beginning on page 209 of this proxy statement/prospectus;

•	submitting prior to the date of the special meeting a duly executed proxy with a later date;

•	attending the special meeting and voting in person at the special meeting (your attendance at the special meeting will not, by itself, revoke your proxy; you must vote in person at the meeting); or

•	if you have instructed a broker, bank or other nominee to vote your shares, following the directions received from your broker, bank or other nominee.

However, your attendance at the special meeting will not automatically revoke your proxy unless you vote again at the meeting or specifically request in writing that your prior proxy be revoked.

Election to Receive Cash Consideration

Holders of shares of PBG common stock (other than PepsiCo or any of its subsidiaries (including Metro), PBG (with respect to shares held by it as treasury stock) and stockholders of PBG who have properly exercised and perfected appraisal rights under Delaware law) will receive, for each share of PBG common stock owned by them, either 0.6432 shares of common stock of PepsiCo or, at their election, $36.50 in cash, without interest, subject to proration provisions which provide that an aggregate 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries will be converted into the right to receive common stock of PepsiCo and an aggregate 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries will be converted into the right to receive cash.

If proration occurs because the number of shares of PBG common stock for which an election to receive cash is made is higher than 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries, any share as to which a stockholder elected to receive cash but with respect to which such election is denied due to proration will be converted into 0.6432 of a share of PepsiCo common stock (plus cash in lieu of any fractional share interest) in order to provide for an aggregate 50% cash/50% stock allocation among all outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries. If proration occurs because the number of shares of PBG common stock for which an election to receive cash is made is lower than 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries, a pro rata portion of the shares for which no election to receive cash is made will be converted into the right to receive cash in order to provide for an aggregate 50% cash/50% stock allocation among all outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries. Additionally, the actual number of shares of PBG common stock as to which a valid election to receive cash has been made will reflect a reduction for the number of shares of PBG common stock with respect to which appraisal rights have been properly exercised and perfected under Delaware law immediately prior to the effective time of the merger. See “The Merger Agreement—Proration” beginning on page 130 of this proxy statement/prospectus.

Shares of PBG common stock and PBG Class B common stock held by PepsiCo or any of its subsidiaries (including Metro) will either be canceled or each automatically converted into the right to receive 0.6432 shares of PepsiCo common stock at the effective time of the merger. PepsiCo and its subsidiaries may not make a cash election.

Board of Directors Recommendation

The PBG Board, by actions taken without the participation of the two directors affiliated with PepsiCo and after giving consideration to the unanimous recommendation of the PBG Special Committee and the approval of the audit and affiliated transactions committee of PBG, has approved and declared the adoption of the merger agreement advisable and in the best interests of the unaffiliated stockholders of PBG. The PBG Board recommends that stockholders vote “FOR” approval of the proposal to adopt the merger agreement.

The merger is of great importance to the stockholders of PBG. Accordingly, you are urged to read and carefully consider the information presented in this proxy statement/prospectus, and to vote by telephone, through the Internet or by mail by completing, dating, signing and promptly returning the enclosed proxy card in the enclosed postage-prepaid envelope.

Appraisal Rights

Holders of PBG common stock are entitled to exercise appraisal rights in connection with the merger under Section 262 of Delaware law (which is reproduced and attached as Appendix D to this proxy statement/prospectus). The provisions of Delaware law governing appraisal rights are complex and you should study them carefully. A stockholder may take actions that prevent that stockholder from successfully asserting these rights, and multiple steps must be taken to properly exercise and perfect such rights.

If you do not vote in favor of the proposal to adopt the merger agreement and instead perfect your appraisal rights under Delaware law, you will have the right to a judicial appraisal of the “fair value” of your shares of PBG common stock in connection with the merger in lieu of receiving the merger consideration. This value could be more than, less than or the same as the merger consideration to be paid to non-dissenting stockholders in the merger.

In order to preserve your appraisal rights, you must take all the steps provided under Delaware law within the requisite time periods. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights. See “Special Factors—Appraisal Rights” beginning on page 106 of this proxy statement/prospectus for a more detailed description of your appraisal rights and these procedures.

ANY PBG STOCKHOLDER WHO WISHES TO EXERCISE APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW APPENDIX D CAREFULLY AND SHOULD CONSULT HIS, HER OR ITS LEGAL ADVISOR, SINCE FAILURE TO TIMELY COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF SUCH RIGHTS.

Solicitation of Proxies and Expenses

This solicitation is being made on behalf of the PBG Board, but may also be made without additional compensation by PBG’s officers or employees by telephone, facsimile, e-mail or personal interview. In addition, PBG has engaged Morrow & Co., LLC as its proxy solicitor to help PBG solicit proxies by mail, telephone and personal interview for fees estimated at approximately $8,500 plus reimbursement of certain disbursements and expenses. PBG will bear the expense of the preparation, printing and mailing of the notice of the special meeting and these proxy materials. PBG will request brokers, banks and nominees who hold shares of PBG common stock in their names to furnish proxy materials to beneficial owners of the shares. PBG will reimburse such brokers, banks and nominees for their reasonable expenses incurred in forwarding solicitation materials to such beneficial owners.

Stockholder List

A list of PBG stockholders entitled to vote at the special meeting will be available for examination by any PBG stockholder at the special meeting. For ten days prior to the special meeting, this stockholder list will be available for inspection during ordinary business hours at PBG’s principal place of business located at PBG Worldwide Headquarters, One Pepsi Way, Somers, New York 10589.

THE COMPANIES

PepsiCo

PepsiCo is a leading global beverage, snack and food company with 2008 annual revenues of more than $43 billion. PepsiCo employs approximately 198,000 people worldwide, and its products are sold in approximately 200 countries. PepsiCo manufactures or uses contract manufacturers, markets and sells a variety of salty, convenient, sweet and grain-based snacks, carbonated and non-carbonated beverages and foods in approximately 200 countries, with its largest operations in North America (United States and Canada), Mexico and the United Kingdom.

The principal trading market for PepsiCo’s common stock is the New York Stock Exchange (NYSE: PEP). PepsiCo’s common stock is also listed on the Chicago and Swiss Stock Exchanges.

PepsiCo was incorporated in Delaware in 1919 and was reincorporated in North Carolina in 1986. The principal executive offices of PepsiCo are located at 700 Anderson Hill Road, Purchase, New York 10577 and its telephone number is (914) 253-2000.

Metro

Metro is a New Jersey corporation and a wholly owned subsidiary of PepsiCo. Metro currently operates within PepsiCo’s PepsiCo Americas Beverages business unit, and holds the stock of numerous active operating subsidiaries and bottling companies. Metro does not have any employees.

Metro was incorporated in 1934. The principal executive offices of Metro are located at 700 Anderson Hill Road, Purchase, New York 10577 and its telephone number is (914) 253-2000.

PBG

PBG is a publicly traded Delaware corporation and the world’s largest manufacturer, seller and distributor of Pepsi-Cola beverages with 2008 annual revenues of more than $13 billion. PBG operates primarily in one industry, carbonated soft drinks and other ready-to-drink beverages. PBG conducts business in all or a portion of the United States, Mexico, Canada, Spain, Russia, Greece and Turkey. In some of its territories PBG has the right to manufacture, sell and distribute soft drink products of companies other than PepsiCo, including Dr Pepper, Crush and Squirt. PBG also has the right in some of its territories to manufacture, sell and distribute beverages under trademarks that it owns, including Electropura, e-pura and Garci Crespo. The majority of PBG’s volume is derived from brands licensed from PepsiCo or PepsiCo joint ventures.

The principal trading market for PBG’s common stock is the New York Stock Exchange (NYSE: PBG).

PBG was incorporated in Delaware in January 1999, as a wholly owned subsidiary of PepsiCo to effect the separation of most of PepsiCo’s company-owned bottling businesses. PBG’s principal executive offices are located at One Pepsi Way, Somers, New York 10589. PBG’s main telephone number is (914) 767-6000 and its website is www.pbg.com.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the merger agreement. This summary may not contain all the information about the merger agreement that is important to you. This summary is qualified in its entirety by reference to the merger agreement attached as Appendix A to, and incorporated by reference into, this proxy statement/prospectus. You are encouraged to read the merger agreement in its entirety because it is the legal document that governs the merger.

Explanatory Note Regarding the Summary of the Merger Agreement

The merger agreement and this summary of its terms have been included with this document to provide you with information regarding the terms of the merger agreement. Factual disclosures about PepsiCo or PBG contained in this proxy statement/prospectus or in PepsiCo’s or PBG’s public reports filed with the SEC may supplement, update or modify the factual disclosures about PepsiCo or PBG contained in the merger agreement. In your review of the representations and warranties contained in the merger agreement and described in this summary it is important to bear in mind that the representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocates risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and in some cases have been qualified by disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement.

Structure of the Merger

The merger agreement provides for a transaction in which PBG will merge with and into Metro. Metro will be the surviving corporation in the merger. After completion of the merger, the certificate of incorporation of Metro in effect as of the effective time of the merger will be the certificate of incorporation of the surviving corporation, and the bylaws of Metro in effect as of the effective time of the merger will be the bylaws of the surviving corporation, in each case until amended in accordance with applicable law. After completion of the merger, the directors and officers of Metro will be the directors and officers of the surviving corporation until their successors are duly elected or appointed and qualified in accordance with Metro’s bylaws and applicable law. PepsiCo has agreed that it will cause to be maintained in effect provisions in the surviving corporation’s certificate of incorporation and bylaws regarding elimination of liability of directors, indemnification of directors, officers and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the merger agreement. See “Interests of Certain Persons in the Merger—Indemnification and Insurance” beginning on page 183 of this proxy statement/prospectus.

Merger Consideration

At the effective time of the merger, each share of PBG common stock outstanding immediately prior to the effective time not held by PepsiCo or any of its subsidiaries will be converted into the right to receive either 0.6432 of a share of PepsiCo common stock or $36.50 in cash, without interest, and in each case subject to the proration procedures described under “—Proration” below. PepsiCo will pay cash for a number of shares equal to 50% of the PBG common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries and issue shares of PepsiCo common stock for the remaining 50% of such shares. Additionally, the actual number of shares as to which a valid election to receive cash has been made will reflect a reduction for the number of shares with respect to which appraisal rights have been properly exercised and perfected under Delaware law immediately prior to the effective time of the merger.

Each share of PBG common stock held by PBG as treasury stock, held by PepsiCo or held by Metro, and each share of PBG Class B common stock held by PepsiCo or Metro, in each case immediately prior to the effective time of the merger, will be canceled, and no payment will be made with respect thereto. Each share of PBG common stock and PBG Class B common stock owned by any subsidiary of PepsiCo other than Metro immediately prior to the effective time of the merger will automatically be converted into the right to receive 0.6432 of a share of PepsiCo common stock.

Holders of shares of PBG common stock (other than PepsiCo or any of its subsidiaries (including Metro), PBG (with respect to shares held by it as treasury stock) and stockholders of PBG who have properly exercised and perfected appraisal rights under Delaware law) will have the right to elect to convert some or all of their PBG common stock into cash or to make no election, in which case they will be deemed to have made an election to receive PepsiCo common stock, in each case subject to proration to provide for the 50%-50% cash-stock allocation described below. See “—Election Procedure” and “—Proration” beginning on pages 128 and 130, respectively, of this proxy statement/prospectus. In this proxy statement/prospectus, the number of shares of PepsiCo common stock to be received for each share of PBG common stock is referred to as the “exchange ratio” and the amount of cash to be received for each share of PBG common stock is referred to as the “cash election price.”

Based upon the number of issued and outstanding shares of PBG common stock as of the record date, an aggregate of approximately 54.3 million shares of PepsiCo common stock and approximately $2.8 billion in cash would be paid in the merger for the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries, assuming no stockholders of PBG validly exercise and perfect appraisal rights.

The merger agreement obligates PepsiCo to use reasonable best efforts to have the PepsiCo common stock to be issued in connection with the merger approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the effective time of the merger.

No assurance can be given that the current market price of PepsiCo common stock will be equivalent to the market price of PepsiCo common stock on the date that stock is received by a PBG stockholder or at any other time. The market price of PepsiCo common stock when received by a PBG stockholder may be greater or less than the current market price of PepsiCo common stock.

If, between the date of the merger agreement and the effective time, any change occurs in the outstanding shares of capital stock of PBG or PepsiCo by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend is declared with a record date during such period (excluding any change resulting from exercise of options outstanding as of the date of the merger agreement to purchase shares of PBG common stock under stock option or compensation plans or arrangements) appropriate adjustments will be made to the merger consideration and, if applicable, to the exchange ratio.

No fractional shares of PepsiCo common stock will be issued to any holder of PBG common stock upon completion of the merger. For each fractional share that a holder of shares of PBG common stock or PBG Class B common stock would otherwise be issued, PepsiCo will pay cash in an amount equal to the fraction multiplied by the closing price of PepsiCo common stock on the New York Stock Exchange on the trading day immediately preceding the effective time of the merger. No interest will be paid or accrued on cash payable in lieu of fractional shares of PepsiCo common stock.

Election Procedure

Subject to the proration mechanism described under “—Proration” beginning on page 130 of this proxy statement/prospectus, each holder of shares of PBG common stock (other than shares held by PepsiCo or any of its subsidiaries (including Metro), shares held by PBG as treasury stock and shares with respect to which stockholders of PBG have properly exercised and perfected appraisal rights under Delaware law) may elect to receive cash with respect to any or all of his or her shares of PBG common stock, or may make no election.

Cash Election Shares. Stockholders who validly elect to receive cash for some or all of their shares will, subject to the proration mechanism described below, receive $36.50 in cash, without interest, for each share of PBG common stock for which a valid cash election is made. In this proxy statement/prospectus, the shares of PBG common stock for which stockholders have made valid cash elections are referred to as “cash election shares.” Shares held by stockholders who fail to perfect or who effectively withdraw or otherwise lose their rights to appraisal of such shares under Delaware law will be deemed to have made a cash election with respect to such shares.

Non-Election Shares. Stockholders who do not validly elect to receive cash for their shares of PBG common stock will be deemed to have made a “non-election.” Stockholders who are deemed to have made a non-election will, subject to the proration mechanism described below, receive 0.6432 of a share of PepsiCo common stock for each share of PBG common stock for which they are deemed to have made a non-election. In this proxy statement/prospectus, the shares of PBG common stock held by stockholders who have not made an election to receive cash or do not make a valid election to receive cash are referred to as “non-electing shares.”

PepsiCo will pay cash for a number of shares equal to 50% of the PBG common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries and issue shares of PepsiCo common stock for the remaining 50% of such shares. The aggregate amount of cash and PepsiCo common stock that will be paid is subject to the proration procedures described in detail below under “—Proration.” Pursuant to such proration procedures, if the number of PBG shares for which an election to receive cash is made is higher than 50% of the outstanding shares of PBG common stock, a pro rata portion of those shares will be converted into the right to receive PepsiCo common stock in order to provide for an aggregate 50% cash/50% stock allocation among all outstanding PBG shares not held by PepsiCo or any of its subsidiaries. If the number of PBG shares for which an election to receive cash is made is lower than 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries, a pro rata portion of the non-electing shares will be converted into the right to receive cash in order to provide for an aggregate 50% cash/50% stock allocation among all outstanding PBG shares not held by PepsiCo or any of its subsidiaries. Additionally, the actual number of shares as to which a valid election to receive cash has been made will reflect a reduction for the number of shares with respect to which appraisal rights have been properly exercised and perfected under Delaware law immediately prior to the effective time of the merger. Because of these proration procedures, you cannot be certain of receiving the form of consideration that you choose with respect to all of your shares of PBG common stock. The proration procedures are described under “—Proration” beginning on page 130 of this proxy statement/prospectus.

Procedure for Record Holders. An election form and letter of transmittal and instructions will be mailed no more than 40 business days and no fewer than 15 business days before the anticipated effective time of the merger to holders of record of PBG common stock as of two business days before the mailing date. The election form and letter of transmittal will allow record holders to specify the shares with respect to which they elect to receive cash (subject to proration procedures).

Holders of shares of PBG common stock in registered form who wish to elect to receive cash in the merger should carefully review and follow the instructions set forth in the election form and letter of transmittal when they are provided. Shares of PBG common stock as to which the holder has not made a valid election to receive cash prior to the election deadline specified in the instructions will be deemed non-electing shares.

Holders of shares of PBG common stock in registered form may elect to designate the priority in which their shares of PBG common stock are to be exchanged for cash in connection with the merger as described in “Special Factors—Material United States Federal Income Tax Consequences” beginning on page 102 of this proxy statement/prospectus. Stockholders may make such designation on the optional cash allocation addendum to the election form and letter of transmittal and include it with any letter of transmittal submitted in connection with the merger.

After you have received the election form and letter of transmittal and instructions, to make an election to receive cash, a properly completed election form and letter of transmittal along with the stock certificates representing the shares of PBG common stock with respect to which you have made a cash election must be received by The Bank of New York Mellon, the exchange agent no later than 5:00 p.m. New York, NY time on the third business day prior to the effective time of the merger or such other date as PBG and PepsiCo may agree, which is referred to as the election deadline, and otherwise in accordance with the instructions on the election form and letter of transmittal. PepsiCo will publicly announce the deadline for the receipt of election forms from record holders as soon as practicable but in no event later than eight business days prior to the effective time of the merger.

If you do not want to elect to receive cash for any of your shares of PBG common stock, you should not send a completed election form and letter of transmittal to the exchange agent.

An election to receive cash may be revoked or changed by the person submitting the election form and letter of transmittal prior to the election deadline. In the event of a revocation of an election to receive cash, a revoking holder will be deemed to have made no election. The exchange agent will have reasonable discretion to determine whether any election, change of election, or revocation has been properly or timely made and to disregard immaterial defects in any election form and letter of transmittal, and any good faith decisions of PepsiCo or the exchange agent regarding these matters will be binding and conclusive. Neither PepsiCo nor the exchange agent will be under any obligation to notify any person of any defects in an election form and letter of transmittal.

Procedure for Beneficial Owners. If you own shares of PBG common stock in “street name” through a broker or other financial institution and you wish to make an election to receive cash, you should receive or seek instructions from the institution holding your shares concerning how to make your election. Any instructions must be given to your broker or other financial institution sufficiently in advance of the election deadline for record holders in order to allow your broker or other financial institution sufficient time to cause the record holder of your shares to make an election as described above under “Election Procedure—Procedure for Record Holders.” PepsiCo will publicly announce the deadline for the receipt of election forms from record holders as soon as practicable but in no event later than eight business days prior to the effective time of the merger.

You may consult your broker or other financial institution regarding the feasibility of electing to designate the priority in which your shares of PBG common stock are to be exchanged for cash in connection with the merger as described in “Special Factors—Material United States Federal Income Tax Consequences” beginning on page 102 of this proxy statement/prospectus. “Street name” holders may be subject to an election deadline earlier than the deadline applicable to holders of shares in registered form. Therefore, you should carefully read any materials you receive from your broker. If you instruct a broker to submit an election for your shares, you must follow such person’s directions for revoking or changing those instructions.

Proration

PepsiCo will pay cash for a number of shares equal to 50% of the shares of PBG common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries and issue shares of PepsiCo common stock for the remaining 50% of such shares. If the aggregate number of cash election shares is lower than or higher than 50% of the shares of PBG common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries, the exchange agent will allocate shares of PBG between cash and PepsiCo common stock in the manner described below. Additionally, the actual number of shares as to which a valid election to receive cash has been made will reflect a reduction for the number of shares with respect to which appraisal rights have been properly exercised and perfected under Delaware law immediately prior to the effective time of the merger. Because of such cash/stock allocation and the related proration mechanism, you cannot be certain of receiving the form of consideration that you choose with respect to all of your shares of PBG common stock. In this proxy statement/prospectus, the number of shares that equals 50% of the shares of PBG common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries, and with respect to which appraisal rights have not been properly exercised and perfected under Delaware law, is referred to as the “cash election number.”

Oversubscription of Cash Election Shares. If the aggregate number of cash election shares is greater than the cash election number, then:

•	each non-electing share will be converted into the right to receive 0.6432 of a share of PepsiCo common stock;

•

a number of cash election shares of each stockholder making a cash election equal to the product of (x) the quotient of (1) the cash election number divided by (2) the total number of cash election shares and (y) the total number of cash election shares held by such stockholder, will be converted into the right to receive $36.50 in cash, without interest; and

•

each cash election share that has not been converted into the right to receive $36.50 in cash, without interest, in accordance with the preceding bullet will be converted into the right to receive 0.6432 of a share of PepsiCo common stock as if such shares were non-electing shares.

Subscription of Cash Election Shares Equals 50%. If the aggregate number of cash election shares is equal to the cash election number, then each cash election share will be converted into the right to receive $36.50 in cash, without interest, and each non-electing share will be converted into the right to receive 0.6432 of a share of PepsiCo common stock.

Undersubscription of Cash Election Shares. If the aggregate number of cash election shares is less than the cash election number, then:

•	each cash election share will be converted into the right to receive $36.50 in cash, without interest;

•

a number of non-electing shares of each stockholder equal to the product of (x) the quotient of (1) the difference between the cash election number and the total number of cash election shares and (2) the total number of non-electing shares and (y) the total number of non-electing shares of such stockholder, will be converted into the right to receive $36.50 in cash, without interest; and

•

each non-electing share that has not been converted into the right to receive $36.50 in cash, without interest, pursuant to the preceding bullet will be converted into the right to receive 0.6432 of a share of PepsiCo common stock.

Because the United States federal income tax consequences of receiving cash, PepsiCo common stock, or both cash and PepsiCo common stock will differ, PBG stockholders are urged to read carefully the information set forth under “Special Factors—Material United States Federal Income Tax Consequences” beginning on page 102 of this proxy statement/prospectus and to consult their tax advisors for a full understanding of the merger’s tax consequences to them. In addition, because the stock consideration may fluctuate in value, the economic value per share received by PBG stockholders who receive the stock consideration may, as of the date of receipt by them, be more or less than the amount of cash consideration per share received by PBG stockholders who receive cash consideration.

Illustrative Examples of Proration

For illustrative purposes only, the following examples describe the application of the proration provisions of the merger agreement in the case of an oversubscription of cash election shares and in the case of an undersubscription of cash election shares. Solely for the purposes of these examples, it is assumed that 10,000,000 shares of PBG common stock held by holders other than PepsiCo and its subsidiaries were outstanding at the time of the proration calculation, resulting in a cash election number of 5,000,000 (50% of 10,000,000). It is also assumed that there were no shares with respect to which appraisal rights had been properly exercised and perfected under Delaware law.

Example 1 (100% Cash Elections)

Assume that valid cash elections are received with respect to all 10,000,000 of the outstanding shares of PBG common stock. Because PepsiCo will pay cash for a number of shares equal to 50% (or 5,000,000) of such outstanding shares of PBG common stock, 5,000,000 of the 10,000,000 cash election shares (or 50% of the cash election shares) would be converted into the right to receive 0.6432 shares of PepsiCo common stock per share of PBG common stock instead of cash.

Further assume that Stockholder A holds 1,600 shares of PBG common stock. Stockholder A would receive cash for each of 800 (or 50%) of her shares of PBG common stock and 0.6432 shares of PepsiCo common stock for each of the remaining 800 (or 50%) of her shares of PBG common stock.

Example 2 (Oversubscription of Cash Election Shares)

Assume that valid cash elections are received with respect to 6,000,000 shares (or 60%) of the outstanding shares of PBG common stock. Because PepsiCo will pay cash for a number of shares equal to 50% (or 5,000,000) of such outstanding shares of PBG common stock, 1,000,000 of the 6,000,000 cash election shares (or 16.66% of the cash election shares) would be converted into the right to receive 0.6432 shares of PepsiCo common stock per share of PBG common stock instead of cash.

Application of proration:

•

Partial Cash Election. Assume that Stockholder A holds 1,600 shares of PBG common stock and makes a valid cash election with respect to 960 (or 60%) of her shares, leaving 640 shares as non-electing shares. Pursuant to the proration procedure, 16.66% of her cash election shares (or 160 out of 960 shares) will be converted into the right to receive 0.6432 shares of PepsiCo common stock per share of PBG common stock. All 640 of Stockholder A’s non-electing shares will be converted into the right to receive 0.6432 shares of PepsiCo common stock per share of PBG common stock. Stockholder A would therefore receive cash for 800 (or 50%) of her shares of PBG common stock and 0.6432 shares of PepsiCo common stock for each of the remaining 800 of her shares of PBG common stock.

•

Complete Cash Election. Assume that Stockholder B holds 1,600 shares of PBG common stock and makes a valid cash election with respect to all 1,600 of her shares. Stockholder B would receive 0.6432 shares of PepsiCo common stock for each of 267 (or 16.66%) of her shares of PBG common stock and cash for the remaining 1,333 (or 83.34%) of her shares of PBG common stock.

•

No Election. Assume that Stockholder C holds 1,600 shares of PBG common stock and does not make a cash election for any of his shares, leaving all 1,600 of his shares as non-electing shares. All of Stockholder C’s shares will each be converted into the right to receive 0.6432 shares of PepsiCo common stock, and Stockholder C will not receive any cash.

Example 3 (Subscription of Cash Election Shares Equals 50%)

Assume that valid cash elections are received with respect to 5,000,000 (or 50%) of the outstanding shares of PBG common stock. Because the number of cash election shares is equal to 50% of the shares of such PBG common stock outstanding, no proration will be required and all cash election shares will be converted into the right to receive cash and all non-electing shares will be converted into the right to receive PepsiCo common stock, resulting in the 50% cash/50% stock allocation.

Example 4 (Undersubscription of Cash Election Shares)

Assume that valid cash elections are received with respect to 2,000,000 (or 20%) of the outstanding shares of PBG common stock. Because PepsiCo will pay cash for a number of shares equal to 50% of such outstanding shares of PBG common stock, 3,000,000 of the 8,000,000 non-electing shares (or 37.5% of the non-electing shares) will be converted into the right to receive cash.

Application of proration:

•

Partial Cash Election. Assume that Stockholder A holds 1,600 shares of PBG common stock and makes a valid cash election with respect to 800 (or 50%) of her shares, leaving 800 shares as non-electing shares. Pursuant to the proration procedure, Stockholder A will receive cash for those 800 shares as well as cash for 37.5% of her non-electing shares (or 300 out of 800 shares). Stockholder A will therefore receive cash for 1,100 (or 68.75%) of her shares of PBG common stock and 0.6432 shares of PepsiCo common stock for each of the remaining 500 of her shares of PBG common stock.

•

Complete Cash Election. Assume that Stockholder B holds 1,600 shares of PBG common stock and makes a valid cash election with respect to all 1,600 of her shares. Because cash elections are undersubscribed, all of Stockholder B’s shares will be converted into cash as elected.

•

No Election. Assume that Stockholder C holds 1,600 shares of PBG common stock and does not make a cash election for any of his shares, leaving all 1,600 shares as non-electing shares. Pursuant to the proration procedure, Stockholder C will receive cash for 600 (or 37.5%) of his 1,600 shares and 0.6432 shares of PepsiCo common stock for each of the remaining 1,000 of his shares of PBG common stock.

Example 5 (No Cash Elections)

Assume that no valid cash elections are received. Because PepsiCo will pay cash for a number of shares equal to 50% (or 5,000,000) of the outstanding shares of PBG common stock, 5,000,000 of the 10,000,000 shares (or 50% of the shares) would be converted into the right to receive 0.6432 shares of PepsiCo common stock per share of PBG common stock instead of cash.

Further assume that Stockholder A holds 1,600 shares of PBG common stock. Stockholder A would receive 0.6432 shares of PepsiCo common stock for each of 800 (or 50%) of her shares of PBG common stock and cash for the remaining 800 (or 50%) of her shares of PBG common stock.

Effect of Shares for which Appraisal Rights are Properly Exercised and Perfected. Stockholders will not be entitled to make a cash election with respect to shares for which appraisal rights have been properly exercised and perfected under Delaware law. While PepsiCo will pay cash for a number of shares equal to 50% of the shares of PBG common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries, the actual cash election number will reflect a reduction for the number of shares with respect to which appraisal rights have been properly exercised and perfected immediately prior to the effective time. For example, if 2% of the shares of PBG common stock outstanding immediately prior to the effective time are shares with respect to which appraisal rights have been properly exercised and perfected, the cash election number will be 48% of the shares of PBG common stock outstanding immediately prior to the effective time not held by PepsiCo or any of its subsidiaries. If any PBG stockholder fails to make an effective demand for payment in connection with the exercise of appraisal rights or otherwise withdraws or loses his, her or its appraisal rights, such stockholder’s shares will be treated as cash election shares.

Procedures for Surrendering PBG Stock Certificates

An election form and letter of transmittal will be mailed under separate cover to PBG stockholders who hold shares of PBG common stock in registered form. If you wish to make a cash election with respect to any of your shares, you must submit an election form and letter of transmittal and the certificates which represent your cash election shares to the exchange agent prior to the election deadline. Do not submit your stock certificates with your proxy card. You should only submit your stock certificates which represent your cash election shares when you have received and properly completed the election form and letter of transmittal. See “—Election Procedure” beginning on page 128 of this proxy statement/prospectus.

Soon after the completion of the merger, the exchange agent will send a letter of transmittal to each person who was a PBG stockholder at the effective time of the merger and who has not submitted his or her election form and share certificates on or before the election deadline and for shares for which a valid cash election was not made. This mailing will contain instructions on how to surrender shares of PBG common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

Until you surrender your PBG stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective time of the merger with respect to PepsiCo common stock into which any of your shares may have been converted. When you surrender your certificates, PepsiCo will pay any unpaid dividends or other distributions, without interest. After the effective time of the merger, there will be no transfers on the stock transfer books of PBG of any shares of PBG common stock.

If certificates representing shares of PBG common stock are presented for transfer after the completion of the merger, they will be canceled and exchanged for the merger consideration into which the shares of PBG common stock represented by that certificate shall have been converted.

If a certificate for PBG common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification. The posting of a bond in a reasonable amount may also be required.

Employee Matters

Compensation

For a period of one year following the effective time of the merger, PepsiCo will provide to all employees of PBG or any of its subsidiaries as of the effective time of the merger who continue employment with Metro or any of its affiliates, who are referred to in this proxy statement/prospectus as continuing employees, compensation and benefits (other than equity based compensation) that are in the aggregate substantially comparable to the compensation and benefits provided by PBG and its subsidiaries to continuing employees as in effect immediately prior to the effective time of the merger.

Employee Benefit Plans

With respect to each employee benefit plan maintained by PepsiCo or any of its subsidiaries in which a continuing employee will become a participant, the continuing employee will receive full credit for purposes of eligibility to participate and vesting (but not for purposes of benefit accruals) for service with PBG or any of its subsidiaries (or predecessor employers to the extent PBG provides such past service credit) to the same extent that such service was recognized as of the effective time of the merger under a comparable plan of PBG and its subsidiaries in which the continuing employee participated.

With respect to any welfare plan maintained by PepsiCo or any of its subsidiaries, in which any continuing employee is eligible to participate after the effective time of the merger, PepsiCo will, or will cause its subsidiaries to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of PBG or its subsidiaries prior to the effective time of the merger and (ii) provide each continuing employee with credit for any co-payments and deductibles paid and for out-of pocket maximums incurred prior to the effective time of the merger in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

PepsiCo will, and will cause its subsidiaries to, honor, in accordance with its terms, each PBG employee benefit agreement, plan, arrangement or policy, including the retention agreements entered into with Eric J. Foss, Alfred H. Drewes, John L. Berisford, Victor Crawford, Robert C. King, Yiannis Petrides, and Steven M. Rapp, PBG’s Executive Retention Plan and PBG’s Retention Plan and all obligations thereunder, including any rights or benefits arising as a result of the transactions contemplated by the merger (either alone or in combination with any other event, including termination of employment). Under the merger agreement, PepsiCo has acknowledged that the consummation of the merger constitutes a change in control for purposes of the retention agreements with each of PBG’s seven executive officers (listed above), as well as for purposes of PBG’s Executive Retention Plan and PBG’s Retention Plan.

Under the terms of the merger agreement, nothing in this “Employee Matters” section will (i) be treated as an amendment of, or undertaking to amend, any benefit plan, (ii) prohibit PepsiCo or any of its subsidiaries from amending any employee benefit plan, (iii) obligate PepsiCo, PBG, the surviving entity or any of their respective affiliates to retain the employment of any particular employee or (iv) confer any rights or benefits on any person other than the parties to the merger agreement.

Annual Bonus

With respect to the annual bonus for which any employee of PBG or any of its subsidiaries is eligible under any of PBG’s annual incentive plans with respect to the year in which the effective time of the merger occurs, PepsiCo will administer each such plan (including the payment of all amounts owed at the ordinary time) in accordance with its terms, provided that the amount payable to such employee under such plan will be determined in accordance with the terms of such plan and based on the attainment of applicable performance goals as mutually determined in the reasonable, good faith judgment of PepsiCo and PBG. With respect to the annual bonus for which any employee of PBG or any of its subsidiaries is eligible under any of PBG’s annual incentive plans with respect to any year, if any, prior to the effective time of the merger, PBG will administer each such plan (including the payment of all amounts owed thereunder at the ordinary time) in accordance with its terms consistent with past practices in the ordinary course.

A description of payments or benefits that PBG officers and directors will receive in connection with the merger, including payments in connection with change of control provisions, severance, options and any future employment agreements is included under “Interests of Certain Persons in the Merger—PBG” beginning on page 178 of this proxy statement/prospectus.

Treatment of PBG Equity Awards

PBG Options

In accordance with the terms of the merger agreement, the PBG options will be converted into options to purchase common stock of PepsiCo. In compliance with Section 409A of the Code, PepsiCo and PBG agreed that at the effective time of the merger, each PBG option outstanding immediately prior to the effective time of the merger will be converted into an adjusted option to acquire, on the same terms and conditions as were applicable under the PBG option immediately prior to the effective time of the merger, the number of shares of PepsiCo common stock equal to the product of (i) the number of shares of PBG common stock subject to the PBG option immediately prior to the effective time of the merger multiplied by (ii) the closing exchange ratio (as described below), rounded down to the nearest whole share. The exercise price per share of PepsiCo common stock subject to an adjusted option will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of PBG common stock subject to the PBG option immediately prior to the effective time of the merger divided by (B) the closing exchange ratio. The closing exchange ratio will be equal to the quotient of (a) the closing price of a share of PBG common stock on the business day immediately before the effective time of the merger divided by (b) the closing price of a share of PepsiCo common stock on the business day immediately before the effective time of the merger.

PBG Stock Appreciation Rights

In accordance with the terms of the merger agreement, PBG cash-settled stock appreciation rights (“SARs”) will be converted into adjusted cash-settled SARs with respect to PepsiCo common stock. In compliance with Section 409A of the Code, PepsiCo and PBG agreed that at the effective time of the merger, each PBG cash-settled SAR outstanding immediately prior to the effective time of the merger will be converted into an adjusted cash-settled SAR, on the same terms and conditions as were applicable under the PBG SAR immediately prior to the effective time of the merger, with respect to a number of shares of PepsiCo common stock equal to the product of (i) the number of shares of PBG common stock relating to the PBG SAR immediately prior to the effective time of the merger multiplied by (ii) the closing exchange ratio (described above under “PBG Options”), rounded down to the nearest whole share. The exercise price per share of PepsiCo common stock relating to the adjusted SAR will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of PBG common stock relating to the PBG SAR immediately prior to the effective time of the merger divided by (B) the closing exchange ratio.

PBG Phantom Stock Units and Restricted Stock Units

At the effective time of the merger, each PBG phantom stock unit (in other words, each outstanding right held by a non-employee director that may be settled in shares of PBG common stock issued under any equity compensation plan or arrangement of PBG) and each PBG cash-settled or stock-settled restricted stock unit (“RSU”) outstanding at the effective time of the merger along with dividend equivalent units corresponding to dividend equivalents credited with respect to such phantom stock unit or RSU, will be adjusted so that its holder will be entitled to receive, upon settlement, a number of shares of PepsiCo common stock (or cash in an amount equal to the aggregate value of such shares) (i) equal to the product of (A) the number of shares of PBG common stock subject to the PBG phantom stock unit or RSU (as well as any associated dividend equivalent units) immediately prior to the effective time of the merger multiplied by (B) 0.6432 and (ii) then rounded down to the nearest whole share. The conversion of PBG phantom stock units and RSUs (as well as any associated dividend equivalent units) held by PBG employees based outside the United States may be adjusted to the extent necessary to comply with local law or to minimize adverse tax consequences in the foreign countries in which such PBG employees are based. In the case of any PBG RSU award (and any associated dividend equivalent unit) that is subject to vesting based on the attainment of performance conditions, the number of shares of PBG common stock underlying such PBG RSU award (and any associated dividend equivalent unit) will be deemed to be the number of shares of PBG common stock deliverable in respect of such award based on target level of performance and, following the conversion of such award at the effective time of the merger into a right to receive shares of PepsiCo common stock, such award will vest based solely on the continued service of the holder.

Non-Employee Director RSUs

At the effective time of the merger, each PBG RSU award held by a non-employee director of PBG immediately prior to the effective time (and any associated dividend equivalent unit) will be canceled, and, in exchange, the holder will be entitled to receive 0.6432 of a share of PepsiCo common stock in respect of each share of PBG common stock subject to the award.

Fractional Shares

PepsiCo will not issue fractional shares in the merger. All fractional shares of PepsiCo common stock that a holder of PBG common stock or PBG Class B common stock would otherwise be entitled to receive as a result of the merger will be aggregated and if a fractional share results from such aggregation, such holder will receive an amount in cash, without interest, equal to the product of (a) the fractional part of a share of PepsiCo common stock to which such holder would otherwise have been entitled and (b) the closing price of PepsiCo common stock on the New York Stock Exchange on the trading day immediately prior to the effective time of the merger.

Effective Time

The merger will become effective at such time as the certificate of merger is duly filed with the Delaware Secretary of State and, to the extent applicable, the New Jersey Department of Treasury, Division of Revenue (or at such later time as specified in the certificate of merger).

As of the date of this proxy statement/prospectus, the merger is expected to be completed by the end of the first quarter of 2010. However, completion of the merger is subject to the satisfaction (or waiver, to the extent permissible) of any conditions to the merger. There can be no assurances as to whether, or when, PepsiCo and PBG will complete the merger. If the merger is not completed on or before August 3, 2010, either PepsiCo or PBG may terminate the merger agreement, unless the failure to complete the merger by that date is due to a breach of the merger agreement by the party seeking to terminate the merger agreement. See “—Conditions to the Completion of the Merger” and “—Termination of the Merger Agreement” beginning on pages 137 and 143, respectively, of this proxy statement/prospectus.

Conditions to the Completion of the Merger

Mutual Closing Conditions. The obligation of each of PepsiCo, PBG and Metro to complete the merger is subject to the satisfaction of a number of conditions, including the following:

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approval of the proposal to adopt the merger agreement by the affirmative vote of (i) a majority of the outstanding voting power of the shares of PBG common stock and PBG Class B common stock entitled to vote, voting as a single class, and (ii) a majority of the votes cast by the holders of outstanding shares of PBG common stock entitled to vote, voting separately as a class;

•	absence of any applicable law prohibiting completion of the merger;

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expiration or termination of any applicable waiting period relating to the merger under the HSR Act and under any agreement between PepsiCo, PBG and any governmental authority not to consummate the merger prior to a specific date;

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effectiveness of the registration statement for the PepsiCo common stock being issued in the merger, of which this proxy statement/prospectus forms a part, and the absence of any stop order suspending such effectiveness or any proceedings for such purpose pending or threatened by the SEC;

•	approval for the listing on the New York Stock Exchange of the shares of PepsiCo common stock to be issued in the merger, subject to official notice of issuance;

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other than actions described in the third bullet above, all material actions by or in respect of, or material filings with, any governmental authority, required to permit the completion of the merger, having been taken, made or obtained;

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accuracy of the representations and warranties made in the merger agreement by the other party, subject to certain materiality thresholds, as of the date of merger agreement and as of the effective time of the merger if made at and as of such time or as specifically required to be accurate as of such time;

•	performance in all material respects by the other party of the obligations required to be performed by it at or prior to the effective time of the merger;

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delivery of opinions of PepsiCo’s counsel, in the case of PepsiCo, and PBG’s counsel, in the case of PBG, that the merger will qualify as a reorganization for United States federal income tax purposes; and

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the absence of any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on the other party.

Additional Closing Conditions for PepsiCo’s and Metro’s Benefit. In addition, the obligation of PepsiCo and Metro to complete the merger is subject to the satisfaction of the following conditions:

•	absence of any pending action or proceeding by any government authority that:

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seeks or challenges to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the completion of the merger or to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the merger agreement;

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seeks to restrain or prohibit PepsiCo’s, Metro’s or any of PepsiCo’s other affiliates’ ability to effectively exercise full rights of ownership of PBG’s capital stock, including the right to vote shares of such capital stock acquired or owned by such party following the effective time of the merger on all matters properly presented to PBG stockholders;

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seeks to restrain or prohibit PepsiCo’s, Metro’s or any of PepsiCo’s other affiliates’ ability to effectively exercise full rights of ownership or operation of any material business or assets of PBG or PepsiCo and their respective subsidiaries;

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seeks to compel PepsiCo or any of its subsidiaries or affiliates to dispose of or hold separate all or any of any material business or assets of PBG and its subsidiaries or of PepsiCo and its subsidiaries; or

•	would reasonably be expected to have, individually or in the aggregate, a material adverse effect on PBG or PepsiCo or, following the effective time of the merger, Metro; and

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absence of any action taken or applicable law enacted, enforced, promulgated, issued or deemed applicable to the merger, by any government authority, other than the applicable waiting period provisions of the HSR Act that would reasonably be expected to result, individually or in the aggregate, in any of the consequences referred to in the preceding five sub-bullets.

Completion of the merger is not subject to a financing condition.

Shares Subject To Properly Exercised Appraisal Rights

The shares of PBG held by PBG stockholders who do not vote for approval of the proposal to adopt the merger agreement and who properly exercise and perfect appraisal rights for their shares in accordance with Delaware law will not be converted into the right to receive cash and/or shares of PepsiCo common stock to which they would otherwise be entitled pursuant to the merger agreement, but will instead be converted into the right to receive such consideration as may be determined to be due with respect to such shares pursuant to Delaware law. If any PBG stockholder fails to make an effective demand for payment or otherwise withdraws or loses his, her or its appraisal rights, such stockholder’s shares will be treated as cash election shares.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by both PepsiCo and PBG as to, among other things:

•	corporate existence, good standing and qualification to conduct business;

•	due authorization, execution, delivery and validity of the merger agreement;

•	governmental and third-party consents necessary to complete the merger;

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absence of any conflict with organizational documents or any violation of agreements, laws or regulations as a result of execution, delivery or performance of the merger agreement and completion of the merger;

•	capital structure;

•	subsidiaries;

•	SEC filings, the absence of material misstatements or omissions from such filings and compliance with the Sarbanes-Oxley Act;

•	financial statements;

•	disclosure documents to be filed with the SEC in connection with the merger;

•	absence of certain changes;

•	absence of undisclosed material liabilities;

•	compliance with laws and court orders;

•	litigation;

•	fees payable to financial advisors in connection with the merger; and

•	the United States federal income tax treatment of the merger.

PepsiCo also makes a representation and warranty relating to the availability of sufficient cash and cash equivalents on hand for PepsiCo to pay the cash portion of the merger consideration.

PBG also makes representations and warranties relating to: employees and employee benefit matters, taxes, labor, foreign practices, material contracts, inapplicability of state takeover statutes and rights plans, environmental matters, intellectual property and the receipt of a fairness opinion from its financial advisor.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect” means, with respect to PepsiCo or PBG, as the case may be, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of such party and its subsidiaries, taken as a whole, excluding any effect resulting from:

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changes in the financial or securities markets or general economic or political conditions but only to the extent that such changes do not have a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industry in which such party and its subsidiaries operate;

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changes (including changes in applicable law) or conditions generally affecting the industry in which such party and its subsidiaries operate to the extent that such changes do not have a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industry in which such party and its subsidiaries operate;

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acts of war, sabotage or terrorism or natural disasters, to the extent that such changes do not have a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industry in which such party and its subsidiaries operate;

•	public disclosure of the merger agreement and the PAS merger agreement and the transactions contemplated thereby;

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any failure by such party to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period or any change, in and of itself, in market price, credit rating or trading volume of such party’s securities (provided that this exception will not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such failure or change independently constitutes or contributes to a material adverse effect of the other party); or

•	changes in GAAP.

In addition, for purposes of determining whether a material adverse effect on PBG has occurred, or would reasonably be expected to occur, any effect resulting from (a) actions taken by PepsiCo or any of its subsidiaries (i) in its capacity as a stockholder of PBG or (ii) that are not in the ordinary course of business consistent with the past practice of business interactions among PBG, PepsiCo and its subsidiaries and (b) any termination of PBG’s license to manufacture and distribute brands owned or controlled by Dr Pepper Snapple Group, in each case, shall be excluded.

The representations and warranties in the merger agreement do not survive after the effective time of the merger.

The assertions embodied in these representations and warranties were made solely for purposes of the merger agreement and solely for the benefit of the other parties to the merger agreement, which merger agreement is not intended to, and does not, confer upon any other person the right to rely upon such representations and warranties. Moreover, those representations and warranties are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. In addition, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the merger agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the merger agreement as statements of factual information.

Conduct of Business Pending the Merger

Interim Operations of PepsiCo and PBG. Each of PepsiCo and PBG has undertaken a separate covenant that places restrictions on it and its subsidiaries until either the effective time of the merger or the termination of the merger agreement.

In general, PBG and its subsidiaries are required to conduct their business in the ordinary course consistent with past practice and to use their reasonable best efforts to preserve intact their present business organizations, to maintain in effect all of their foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, to keep available the services of their present officers and employees and maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. PBG has also agreed to certain restrictions on PBG’s and its subsidiaries activities that are subject to exceptions described in the merger agreement.

Unless PepsiCo approves in writing (such approval not to be unreasonably withheld, delayed or conditioned), PBG and its subsidiaries are restricted from, among other things:

•	amending their articles of incorporation, bylaws, or other similar organizational documents;

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splitting, combining or reclassifying their capital stock, declaring, setting aside or paying any dividend or repurchasing any shares of PBG capital stock (subject to certain exceptions, including the declaration of regular quarterly cash dividends);

•	issuing, selling or pledging any shares of their capital stock, subject to certain exceptions;

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making capital expenditures except (i) those contained in the capital expenditure budget provided to PepsiCo and (ii) any unbudgeted capital expenditures under $10 million individually or $20 million in the aggregate;

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entering into any acquisition transaction with a third party, except (i) for the acquisition of supplies in the ordinary course of business consistent with past practice and (ii) acquisitions with a purchase price not exceeding $25 million individually or $50 million in the aggregate;

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selling, leasing, transferring or creating a lien on PBG’s or its subsidiaries’ assets, securities, properties, interests or businesses, subject to certain exceptions including in respect of inventory or obsolete equipment in the ordinary course of business consistent with past practice and sales with a sale price not exceeding $10 million individually or $20 million in the aggregate;

•	making any loans, advances or capital contributions to, or investments in, any other person, with certain limited exceptions as described in the merger agreement;

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incurring indebtedness inconsistent with past practice and in excess of $250 million in the aggregate or entering into or modifying any material interest rate swaps or non-ordinary course hedging arrangements;

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entering into, amending or modifying in any material respect, or terminating, a material contract, or otherwise waiving, releasing or assigning any material rights, claims or benefits of PBG or any of its subsidiaries thereunder;

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subject to certain limited exceptions, including in order to comply with applicable law or any PBG employee benefit agreement, plan, arrangement or policy, (i) increasing employee compensation, bonuses or other benefits, (ii) entering into, adopting or amending in any material respect any severance, retention, employee benefit or compensation plan or agreement, (iii) paying compensation based on performance level at levels in excess of actually achieved performance in respect of an incentive-based award that requires achievement at a specified level or performance, (iv) amending or waiving any performance or vesting criteria or accelerating vesting, distribution, settlement or funding under any employee plan or (v) granting any new bonus opportunities or setting performance targets for any bonus opportunities;

•	changing PBG’s methods of accounting, except as required by concurrent changes in GAAP or Regulation S-X of the Exchange Act, as agreed to by PBG’s independent registered public accountants;

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settling, or offering or proposing to settle, any material litigation or other types of legal proceedings involving PBG or its subsidiaries, any stockholder litigation or dispute against PBG or any of its officers or directors, or any litigation or other types of legal proceedings relating to the transactions contemplated by the merger agreement;

•	entering into any material new line of business;

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entering into any bottling appointment, license agreement to distribute product, bottler funding support agreement, or any ancillary agreement or amendment to any of the foregoing inconsistent with past practice; or

•	agreeing, resolving or committing to doing any of the foregoing.

PepsiCo and its subsidiaries are restricted from:

•	amending PepsiCo’s articles of incorporation or bylaws in a manner that would materially and adversely impact the value of PepsiCo common stock;

•	adopting or implementing a plan of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, consolidation or recapitalization of PepsiCo;

•	agreeing, resolving or committing to doing any of the foregoing; or

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entering into, modifying, amending or terminating any contract, arrangement, commitment or understanding to waive, release or assign any rights or claims thereunder, the effect of which would be reasonably likely to materially impair PepsiCo’s ability to perform its obligations under the merger agreement or prevent or materially delay or impair the completion of the merger and the other transactions contemplated by the merger agreement.

The PBG Board’s Covenant to Recommend. The PBG Board has agreed to recommend the adoption of the merger agreement by PBG stockholders and to call a meeting of its stockholders for this purpose. The board, however, can withdraw, or modify or qualify in a manner adverse to PepsiCo its recommendation or recommend an Acquisition Proposal under certain specified circumstances as discussed under “—No Solicitation by PBG” beginning on page 142 of this proxy statement/prospectus.

PepsiCo’s Covenant to Vote. PepsiCo has agreed to vote or cause to be voted all shares of PBG common stock and PBG Class B common stock beneficially owned by it or any of its subsidiaries (including Metro) in favor of the proposal to adopt the merger agreement at the special meeting. At the special meeting or by prior written consent, PepsiCo has agreed to vote or cause to be voted separately as a class, all shares of PBG Class B common stock beneficially owned by it or any of its subsidiaries (including Metro) in favor of the proposal to adopt the merger agreement.

No Solicitation by PBG. PBG has agreed that none of PBG, any of its subsidiaries, or any of their respective directors or officers will, and PBG will use reasonable best efforts to instruct and to cause its and its subsidiaries’ representatives not to, directly or indirectly, (1) solicit, initiate or otherwise to facilitate or knowingly encourage the submission of any Acquisition Proposal (as defined below), (2) enter into or participate in any discussions or negotiations with, furnish any information relating to PBG or any of its subsidiaries or afford access to the business, properties, assets, books or records of PBG or any of its subsidiaries, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal, (3) withdraw, modify or qualify its recommendation to PBG stockholders to vote for approval of the proposal to adopt the merger agreement or recommend an Acquisition Proposal, (4) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of PBG or any of its subsidiaries or under PBG’s rights agreement, (5) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of Delaware law or (6) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal.

However, PBG, directly or indirectly through advisors, agents or other intermediaries, may, at any time prior to the adoption of the merger agreement by PBG’s stockholders:

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(1) engage or participate in negotiations or discussions with any third party and its representatives that, subject to compliance with the terms of the preceding paragraph, has made a bona fide written Acquisition Proposal that the PBG Board believes constitutes or is reasonably likely to lead to a Superior Proposal and (2) furnish to such third party or its representatives nonpublic information relating to PBG or any of its subsidiaries pursuant to a customary confidentiality agreement (a copy of which is required to be provided for informational purposes only to PepsiCo) with such third party, provided that all such information is provided or made available to PepsiCo prior to or substantially concurrently with the time it is provided to such third party; and

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withdraw, modify or qualify in a manner adverse to PepsiCo its recommendation to its stockholders to vote for approval of the proposal to adopt the merger agreement or recommend an Acquisition Proposal, which is referred to in this proxy statement/prospectus as a company adverse recommendation change.

PBG may only take such action as described in each of the two preceding bullets if the PBG Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under Delaware law. The PBG Board cannot take any of the actions described in the two preceding bullets unless PBG has provided PepsiCo with prior written notice advising PepsiCo that it intends to take such action, and after taking such action, PBG continues to advise PepsiCo on a prompt basis of the status and terms of any discussions and negotiations with any third party.

“Last Look.” The PBG Board may not, in response to an Acquisition Proposal, make, withdraw, or modify in a manner adverse to PepsiCo its recommendation to its stockholders to vote for approval of the proposal to adopt the merger agreement unless (i) such Acquisition Proposal constitutes a Superior Proposal, (ii) PBG promptly notifies PepsiCo, in writing at least five business days before taking that action, of its intention to do so, attaching the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal, and (iii) PepsiCo does not make, within two business days after its receipt of that written notification, an offer that is at least as favorable to the stockholders of PBG as such Superior Proposal. Any amendment to the financial terms or other material terms of such Superior Proposal requires a new written notification from PBG and a new two business day period under (iii) of the preceding sentence.

“Acquisition Proposal” means, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (A) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of PBG and its subsidiaries or 15% or more of any class of equity or voting securities of PBG or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of PBG, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party’s beneficially owning 15% or more of any class of equity or voting securities of PBG or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of PBG or (C) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving PBG or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of PBG.

“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal for at least a majority of the total number of outstanding shares of PBG common stock and PBG Class B common stock (considered as a single class for this purpose) or all or substantially all of the consolidated assets of PBG and its subsidiaries on terms that the PBG Board determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions, conditions to completion and availability of any necessary financing, provide greater value to PBG’s stockholders (in their capacity as PBG stockholders) than as provided under the merger agreement (taking into account any “last look” proposal by PepsiCo to amend the terms of the merger agreement), which the PBG Board determines is reasonably likely to be consummated.

Reasonable Best Efforts Covenant. PepsiCo and PBG have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to complete the transactions contemplated by the merger agreement.

Covenant to Assume PBG Indebtedness. PepsiCo and Metro have agreed that at or prior to the effective time of the merger, Metro shall, and PepsiCo shall cause Metro to, expressly assume the due and punctual payment of the principal of and premium, if any, and interest on the 7.00% Senior Notes due March 1, 2029 outstanding pursuant to an indenture dated as of March 8, 1999, among PBG, as obligor, Bottling Group, LLC (PBG’s principal operating subsidiary), as guarantor, and The Chase Manhattan Bank, as trustee and the performance of every covenant of such indenture to be performed or observed by PBG, such assumption to take effect as of the effective time of the merger and by a supplemental indenture executed and delivered to the trustee in a form satisfactory to such trustee.

Indemnification and Insurance. The merger agreement provides that, following the effective time of the merger, PepsiCo will indemnify and hold harmless each present and former director and officer of PBG or any of its subsidiaries for acts or omissions occurring at or prior to the effective time of the merger to the fullest extent permitted by Delaware law and will provide these officers and directors with directors’ and officers’ liability insurance in respect of such acts or omissions. These matters are more fully discussed below under “Interests of Certain Persons in the Merger—Indemnification and Insurance” beginning on page 183 of this proxy statement/prospectus.

Conversion of Metro. Prior to closing, PepsiCo may cause Metro to be converted from a New Jersey corporation into a Delaware corporation.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger, whether before or after PBG stockholders have adopted the merger agreement, in any of the following ways:

•	by mutual written consent of PepsiCo and PBG;

•	by either PepsiCo or PBG if:

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the merger has not been consummated on or before August 3, 2010, provided that this right is not available to any party whose breach of the merger agreement results in the failure of the merger to occur on or before that date;

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any applicable law is in effect that makes completion of the merger illegal or otherwise prohibited, or enjoins PBG or PepsiCo from consummating the merger and any such injunction shall have become final and non appealable;

•	PBG stockholders fail to adopt the merger agreement at a duly-held stockholders’ meeting; or

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there has been a breach by the other party of any representation or warranty or failure to perform any covenant or agreement that would result in the failure of that party to satisfy the applicable condition to the closing and such condition is incapable of being satisfied by August 3, 2010.

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by PepsiCo, if, prior to the special meeting, the PBG Board makes a company adverse recommendation change or PBG materially breaches its obligations under the merger agreement by reason of a failure to call the special meeting.

If the merger agreement is validly terminated, the merger agreement will become void without any liability on the part of any party unless the termination resulted from the knowing and intentional failure of either party to fulfill a condition to the performance of the other party’s obligations or the knowing and intentional failure of either party to perform a covenant in the merger agreement.

Termination Fees Payable by PBG

Under the terms of the merger agreement, PBG has agreed to pay PepsiCo a termination fee of $165.3 million if:

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the merger agreement is terminated prior to the special meeting by PepsiCo because the PBG Board makes a company adverse recommendation change, or the merger agreement is terminated by PepsiCo because PBG materially breaches its obligations under the merger agreement by reason of a failure to call the special meeting; or

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(A) if the merger agreement is terminated by PepsiCo or PBG because the merger has not been completed by August 3, 2010 and the special meeting to adopt the merger agreement has not been held or PBG stockholders fail to adopt the merger agreement at the duly-held special meeting, (B) prior to any such termination, an Acquisition Proposal with respect to PBG has been publicly announced and (C) within 12 months following the date of such termination, PBG completes, enters into a definitive agreement relating to, or recommends to PBG stockholders, such Acquisition Proposal (provided that for purposes of this clause (C), each reference to “15”% in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”).

To the extent that the termination fee is not promptly paid by PBG, PBG is also required to pay any costs and expenses incurred by PepsiCo or Metro in connection with legal enforcement action taken against PBG for such amount.

On November 16, 2009, PepsiCo informed PBG that, in connection with the settlement of certain stockholder litigation, PepsiCo had agreed to (1) reduce the termination fee to which it would be entitled under the circumstances described above, from $165.3 million to $115 million; and (2) shorten from 12 months to 6 months the time period after the termination of the merger agreement, during which the entering into a definitive merger agreement with respect to, the recommendation of, or the consummation of an acquisition proposal by PBG would require PBG to pay to PepsiCo the termination fee.

Amendments; Waivers

Any provision of the merger agreement may be amended or waived before the effective time of the merger if, but only if, the amendment or waiver is in writing and signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that, after the merger agreement has been adopted by PBG stockholders there can be no amendment or waiver that would require further approval of PBG stockholders under Delaware law without such approval having first been obtained.

Stock Market Listing

The primary trading market for PepsiCo’s common stock is the New York Stock Exchange. PepsiCo has agreed to use its reasonable best efforts to cause the shares of PepsiCo common stock to be issued in the merger to be listed on the New York Stock Exchange. It is a condition to the completion of the merger that those shares be listed on the New York Stock Exchange, subject to official notice of issuance. Upon completion of the merger, PBG’s common stock will be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

Expenses

Except as discussed under “—Termination Fees Payable by PBG” beginning on page 144 of this proxy statement/prospectus, the merger agreement provides that each of PepsiCo and PBG will pay its own costs and expenses in connection with the transactions contemplated by the merger agreement.

THE PAS MERGER

Concurrently with the entry into the merger agreement, PepsiCo, PAS and Metro entered into the PAS merger agreement, pursuant to which PAS will be merged with and into Metro, with Metro as the surviving corporation in the PAS merger. Concurrently with the filing of this proxy statement/prospectus, PepsiCo and PAS are filing a proxy statement/prospectus in connection with the PAS merger that will be mailed to stockholders of PAS.

Pursuant to the PAS merger agreement, at the effective time of the PAS merger, holders of PAS common stock (other than PAS (in respect of shares held as treasury stock), PepsiCo and its subsidiaries and any PAS stockholders who properly exercise and perfect appraisal rights under Delaware law in respect of their shares) will have the right to receive, at their election, either 0.5022 of a share of PepsiCo common stock or $28.50 in cash, without interest, subject to proration provisions which provide that an aggregate 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries will be converted into the right to receive PepsiCo common stock and an aggregate 50% of PAS outstanding shares of common stock not held by PepsiCo or any of its subsidiaries will be converted into the right to receive cash.

PepsiCo presently expects to complete the PAS merger substantially concurrently with the completion of the merger. Completion of the PAS merger is subject to the satisfaction or, to the extent permissible, waiver, of a number of conditions, including receipt of the necessary approval of the stockholders of PAS and receipt of the necessary regulatory consents and approvals.

The PAS merger is a separate transaction. Completion of the merger is not conditioned upon completion of the PAS merger.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the merger and the PAS merger and has been prepared for informational purposes only. The unaudited pro forma condensed combined financial information is based upon the historical consolidated financial statements and notes thereto of PepsiCo, PBG and PAS and should be read in conjunction with the:

•

historical financial statements and the accompanying notes of PepsiCo included in PepsiCo’s Current Report on Form 8-K dated August 27, 2009, and Quarterly Reports on Form 10-Q for the quarters ended March 21, 2009, June 13, 2009 and September 5, 2009, each of which are incorporated by reference in this proxy statement/prospectus;

•

historical financial statements and the accompanying notes of PBG included in PBG’s Current Report on Form 8-K dated September 16, 2009 and Quarterly Reports on Form 10-Q for the quarters ended March 21, 2009, June 13, 2009 and September 5, 2009, each of which are incorporated by reference in this proxy statement/prospectus; and

•

historical financial statements and the accompanying notes of PAS included in PAS’ Current Report on Form 8-K dated September 18, 2009 and Quarterly Reports on Form 10-Q for the quarters ended April 4, 2009, July 4, 2009 and October 3, 2009, each of which have been filed with the SEC and is available on PAS’ Internet website (see “Where You Can Find More Information” beginning on page 209 of this proxy statement/prospectus).

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger and the PAS merger, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results of PepsiCo and PBG or PepsiCo, PBG and PAS. Although PepsiCo has entered into the PAS merger agreement, there is no guarantee that the PAS merger will be completed. Accordingly, the following unaudited pro forma condensed combined financial information depicts the condensed combined balance sheet as of September 5, 2009 and the condensed combined statements of income for the fiscal year ended December 27, 2008 and the 36 weeks ended September 5, 2009, as if the merger had occurred and as if the PAS merger had occurred. The unaudited pro forma condensed combined statements of income have been prepared assuming the merger and the PAS merger had been completed on December 30, 2007, the first day of PepsiCo’s 2008 fiscal year. The unaudited pro forma condensed combined balance sheet has been computed assuming the merger and the PAS merger had been completed on September 5, 2009, the last day of PepsiCo’s 2009 fiscal third quarter. The unaudited pro forma condensed combined financial information has been adjusted with respect to certain aspects of the merger and the PAS merger to reflect:

•	the consummation of the merger and the PAS merger;

•	the elimination of related party transactions between PepsiCo and PBG;

•	the elimination of related party transactions between PepsiCo and PAS;

•

changes in assets and liabilities (as disclosed in more detail below) to record their preliminary estimated fair values at the date of the closing of the merger and the PAS merger and changes in certain expenses resulting therefrom; and

•	additional indebtedness, including, but not limited to, debt issuance costs and interest expense, incurred in connection with the merger and the PAS merger.

The unaudited pro forma condensed combined financial information was prepared in accordance with the acquisition method of accounting under existing United States generally accepted accounting principles, or GAAP standards, and the regulations of the SEC, and is not necessarily indicative of the financial position or results of operations that would have occurred if the merger and the PAS merger had been completed on the dates indicated, nor is it indicative of the future operating results or financial position of PBG and PepsiCo or of PBG, PAS and PepsiCo. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the unaudited pro forma condensed combined financial information. The accounting for the merger and the PAS merger is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Due to the fact that the unaudited pro forma condensed combined financial information has been prepared based upon preliminary estimates, the final amounts recorded for the merger and the PAS merger may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed.

The unaudited pro forma condensed combined statements of income exclude the impact of PAS’ discontinued operations and do not reflect future events that may occur after the merger and the PAS merger, including, but not limited to, the anticipated realization of ongoing savings from operating synergies. It also does not give effect to certain one-time charges PepsiCo expects to incur in connection with the transaction, including, but not limited to, charges that are expected to achieve ongoing cost savings and synergies. The merger and the PAS merger are expected to create aggregate annual pre-tax synergies of $300 million by 2012 largely due to greater cost efficiency and also improved revenue opportunities.

In addition, the unaudited pro forma condensed combined statements of income exclude an estimated gain resulting from remeasuring PepsiCo’s previously held equity interests in PBG and PAS, and certain of their affiliates, from book value to fair value. This estimated gain is reflected as a pro forma adjustment to goodwill and retained earnings in the unaudited pro forma condensed combined balance sheet. See “Note 11.”

PEPSICO, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the year ended December 27, 2008

(in millions except per share amounts)

	PepsiCo	PBG(2)	PBG Pro Forma Adjustments		Pro Forma Combined PepsiCo and PBG	PAS(2)	PAS Pro Forma Adjustments		Pro Forma Combined PepsiCo, PBG and PAS
Net Revenue	$43,251	$13,796	$(2,939	)(12)	$54,108	$4,937	$(1,037	)(12)	$58,008
Cost of sales	20,351	7,586	(2,630	)(11,12)	25,307	2,956	(1,067	)(11,12)	27,196
Selling, general and administrative expenses	15,877	5,577	(416	)(4,7,9,11,12)	21,038	1,509	16	(7,9,11,12)	22,563
Amortization of intangible assets	64	9	44	(5)	117	7	14	(5)	138

Operating Profit	6,959	624	63		7,646	465	—		8,111
Bottling equity income	374	—	(222	)(11)	152	—	(120	)(11)	32
Interest expense, net	(288)	(290)	(10	)(8)	(588)	(111)	(13	)(8)	(712)

Income from continuing operations before income taxes	7,045	334	(169)		7,210	354	(133)		7,431
Provision for income taxes	1,879	112	(59)		1,932	108	(47)		1,993

Income from continuing operations	5,166	222	(110)		5,278	246	(86)		5,438
Less: Net income attributable to noncontrolling interests	24	60	(59	)(11)	25	10	(10	)(11)	25

Income from Continuing Operations Attributable to PepsiCo/PBG/PAS	$5,142	$162	$(51)		$5,253	$236	$(76)		$5,413

Income from Continuing Operations Attributable to PepsiCo/PBG/PAS per Common Share
Basic	$3.26	$0.75			$3.24	$1.88			$3.30
Diluted	$3.21	$0.74			$3.18	$1.85			$3.24

Weighted-Average Common Shares
Basic	1,573	216			1,621	125			1,639
Diluted	1,602	220			1,654	127			1,673

See “Notes to the Unaudited Pro Forma Condensed Combined Financial Information.”

PEPSICO, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the 36 weeks ended September 5, 2009

(in millions except per share amounts)

	PepsiCo	PBG(2)	PBG Pro Forma Adjustments		Pro Forma Combined PepsiCo and PBG	PAS(2)	PAS Pro Forma Adjustments		Pro Forma Combined PepsiCo, PBG and PAS
Net Revenue	$29,935	$9,414	$(2,022	)(12)	$37,327	$3,453	$(742	)(12)	$40,038
Cost of sales	13,806	5,245	(1,758	)(11,12)	17,293	2,053	(742	)(11,12)	18,604
Selling, general and administrative expenses	10,077	3,296	(299	)(2,4,7,9,11,12)	13,074	1,093	—	(2,7,9,11,12)	14,167
Amortization of intangible assets	42	7	30	(5)	79	5	10	(5)	94

Operating Profit	6,010	866	5		6,881	302	(10)		7,173
Bottling equity income	290	—	(222	)(11)	68	—	(47	)(11)	21
Interest expense, net	(241)	(215)	(7	)(8)	(463)	(75)	(8	)(8)	(546)

Income from continuing operations before income taxes	6,059	651	(224)		6,486	227	(65)		6,648
Provision for income taxes	1,517	45	(78)		1,484	83	(23)		1,544

Income from continuing operations	4,542	606	(146)		5,002	144	(42)		5,104
Less: Net income/(loss) attributable to noncontrolling interests	30	84	(90	)(11)	24	(3)	3	(11)	24

Income from Continuing Operations Attributable to PepsiCo/PBG/PAS	$4,512	$522	$(56)		$4,978	$147	$(45)		$5,080

Income from Continuing Operations Attributable to PepsiCo/PBG/PAS per Common Share
Basic	$2.90	$2.44			$3.10	$1.20			$3.13
Diluted	$2.87	$2.39			$3.06	$1.18			$3.09

Weighted-Average Common Shares
Basic	1,557	214			1,604	122			1,623
Diluted	1,573	219			1,626	124			1,645

See “Notes to the Unaudited Pro Forma Condensed Combined Financial Information.”

PEPSICO, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 5, 2009

(in millions)

	PepsiCo	PBG(2)	PBG Pro Forma Adjustments		Pro Forma Combined PepsiCo and PBG	PAS(2)	PAS Pro Forma Adjustments		Pro Forma Combined PepsiCo, PBG and PAS
Assets
Current Assets
Cash and cash equivalents	$3,254	$706	$(111	)(2,4,8)	$3,849	$177	$(66	)(2,4,8)	$3,960
Short-term investments	206	—	—		206	—	—		206
Accounts and notes receivable, net	5,216	1,989	(453	)(12)	6,752	475	(59	)(12)	7,168
Inventories	2,716	667	230	(6, 12)	3,613	262	72	(6, 12)	3,947
Prepaid expenses and other current assets	1,024	310	—		1,334	129	—		1,463

Total Current Assets	12,416	3,672	(334)		15,754	1,043	(53)		16,744
Property, Plant and Equipment, net	12,033	3,854	1,376	(7)	17,263	1,276	394	(7)	18,933
Amortizable Intangible Assets, net	843	94	1,646	(5)	2,583	47	697	(5)	3,327
Goodwill	6,351	1,480	2,856	(4)	10,687	2,180	(373	)(4)	12,494
Other Nonamortizable Intangible Assets	1,702	3,829	1,111	(5)	6,642	429	2,331	(5)	9,402

Nonamortizable Intangible Assets	8,053	5,309	3,967		17,329	2,609	1,958		21,896
Investments in Noncontrolled Affiliates	4,339	597	(2,427	)(11)	2,509	—	(1,237	)(11)	1,272
Other Assets	936	185	(65	)(8)	1,056	218	6	(8)	1,280

Total Assets	$38,620	$13,711	$4,163		$56,494	$5,193	$1,765		$63,452

Continued on next page.

PEPSICO, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (continued)

As of September 5, 2009

(in millions)

	PepsiCo	PBG(2)	PBG Pro Forma Adjustments		Pro Forma Combined PepsiCo and PBG	PAS(2)	PAS Pro Forma Adjustments		Pro Forma Combined PepsiCo, PBG and PAS
Liabilities and Equity
Current Liabilities
Short-term obligations	$511	$234	$—		$745	$279	$—		$1,024
Accounts payable and other current liabilities	8,784	2,210	(453	)(12)	10,541	532	(59	)(12)	11,014

Total Current Liabilities	9,295	2,444	(453)		11,286	811	(59)		12,038
Long-term Debt Obligations	7,434	5,472	3,154	(8)	16,060	2,006	1,183	(8)	19,249
Other Liabilities	5,713	1,429	—		7,142	249	—		7,391
Deferred Income Taxes	347	1,074	1,424	(10, 11)	2,845	253	938	(10,11)	4,036

Total Liabilities	22,789	10,419	4,125		37,333	3,319	2,062		42,714
Preferred Stock	41	—	—		41	—	—		41
Repurchased Preferred Stock	(142)	—	—		(142)	—	—		(142)
PepsiCo/PBG/PAS Common Shareholders’ Equity
Common Stock and Capital in excess of par value	309	1,845	1,169	(4,11)	3,323	1,291	(154	)(4,11)	4,460
Retained earnings	33,077	3,537	(3,113	)(2,4,11)	33,501	923	(678	)(2,4,11)	33,746
Accumulated other comprehensive loss	(4,262)	(812)	1,037	(4,11)	(4,037)	(190)	386	(4,11)	(3,841)
Less: repurchased common stock, at cost	(13,729)	(2,543)	2,543	(4)	(13,729)	(349)	349	(4)	(13,729)

Total PepsiCo/PBG/PAS Common Shareholders’ Equity	15,395	2,027	1,636		19,058	1,675	(97)		20,636
Noncontrolling Interests	537	1,265	(1,598	)(11)	204	199	(200	)(11)	203

Total Equity	15,831	3,292	38		19,161	1,874	(297)		20,738

Total Liabilities and Equity	$38,620	$13,711	$4,163		$56,494	$5,193	$1,765		$63,452

See “Notes to the Unaudited Pro Forma Condensed Combined Financial Information.”

PEPSICO, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1) Description of Merger and the PAS Merger

On August 3, 2009, PepsiCo entered into merger agreements with PBG and PAS to acquire all of the outstanding shares of common stock it does not already own in its two largest anchor bottlers. Under the agreements, PBG stockholders (other than PepsiCo and its subsidiaries and any stockholders who properly exercise and perfect their appraisal rights under Delaware law) will have the right to receive either 0.6432 shares of PepsiCo common stock (the “PBG Per Share Stock Consideration”) or, at their election, $36.50 in cash, without interest (the “PBG Cash Election Price”), per share of PBG common stock, subject to proration provisions which provide that an aggregate 50% of the shares of PBG common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries will be converted into the right to receive PepsiCo common stock and an aggregate 50% of the shares of PBG common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries will be converted into the right to receive cash. Similarly, PAS stockholders (other than PepsiCo and its subsidiaries and any stockholders who properly exercise and perfect their appraisal rights under Delaware law) will have the right to receive either 0.5022 shares of PepsiCo common stock (the “PAS Per Share Stock Consideration”) or, at their election, $28.50 in cash, without interest (the “PAS Cash Election Price”), per share of PAS common stock, subject to proration provisions which provide that an aggregate 50% of the shares of PAS common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries will be converted into the right to receive PepsiCo common stock and an aggregate 50% of the shares of PAS common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries will be converted into the right to receive cash.

Each PBG or PAS stock option will be converted into an adjusted PepsiCo stock option to acquire a number of shares of PepsiCo common stock, determined by multiplying the number of shares of PBG or PAS common stock subject to the PBG or PAS stock option by an exchange ratio (the “Closing Exchange Ratio”) equal to the closing price of a share of PBG or PAS common stock on the business day immediately before the merger or the PAS merger, as applicable, divided by the closing price of a share of PepsiCo common stock on the business day immediately before the merger or the PAS merger, as applicable. The exercise price per share of PepsiCo common stock subject to the adjusted PepsiCo stock option will be equal to the per share exercise price of PBG or PAS stock option divided by the Closing Exchange Ratio. For purposes of the unaudited pro forma condensed combined financial information at September 5, 2009, PBG’s outstanding stock options of 28.5 million are converted into 17.6 million PepsiCo stock options and PAS’ outstanding stock options of 1.1 million are converted into 0.5 million PepsiCo stock options.

Each PBG restricted stock unit (RSU) will be adjusted so that its holder will be entitled to receive, upon settlement, a number of shares of PepsiCo common stock equal to the number of shares of PBG common stock subject to the PBG RSU multiplied by the PBG Per Share Stock Consideration. PBG performance-based RSUs will be converted into PepsiCo RSUs based on 100% target achievement, and, following conversion, will remain subject to continued service of the holder. Each PBG RSU held by a non-employee director will vest and be canceled at the merger date, and, in exchange for cancellation of the PBG RSU, the holder will receive the PBG Per Share Stock Consideration for each share of PBG common stock subject to the PBG RSU. For purposes of the unaudited pro forma condensed combined financial information at September 5, 2009, PBG’s outstanding 4.2 million of RSUs are converted into 2.7 million of PepsiCo RSUs.

Each cash-settled PAS RSU will be canceled in exchange for the PAS Cash Election Price, or fair market value (as determined by PAS’ management resources and compensation committee), on the date of the change in control of a share of PAS common stock subject to each PAS RSU, pursuant to the applicable plans and agreements. Each PAS restricted share will be converted into either the PAS Per Share Stock Consideration or the PAS Cash Election Price, at the election of the holder, with the same proration procedures applicable to PAS stockholders described above. At October 3, 2009, PAS had 0.4 million unvested RSUs and 3.2 million restricted shares.

Pursuant to the terms of PBG’s executive retention arrangements, PBG equity awards granted to certain executives prior to the merger will vest immediately upon a qualifying termination of the executive’s employment except for certain PBG executive officers whose equity awards will vest immediately at the effective time of the merger pursuant to the terms of PepsiCo’s executive retention agreements. Each PAS equity award granted prior to August 4, 2009 will vest immediately at the effective time of the merger pursuant to the original terms of the awards.

The unaudited pro forma combined basic and diluted income from continuing operations attributable to PepsiCo per common share for the periods presented are based on the combined basic and diluted weighted-average shares. The historical basic and diluted weighted-average shares of PBG and PAS were assumed to be replaced by the shares expected to be issued by PepsiCo to complete the merger and the PAS merger, as applicable. The impact to the weighted-average common shares based on the issuance of PepsiCo stock as part of consideration in the merger and the PAS merger, as well as the net issuance of PepsiCo stock options and restricted stock units in exchange for PBG and PAS stock options and restricted stock units, is reflected in the unaudited pro forma condensed combined financial information using the treasury stock method.

Neither the merger nor the PAS merger is subject to financing contingencies, but each is subject to customary approvals, including receipt of the necessary regulatory consents and approvals and adoption of the applicable merger agreement by stockholders of PBG and PAS, as applicable. As of the date of this proxy statement/prospectus, the merger and the PAS merger are expected to be completed by the end of the first quarter of 2010.

2) Basis of Presentation

The merger and the PAS merger are reflected in the unaudited pro forma condensed combined financial information as being accounted for under the acquisition method in accordance with Statement of Financial Accounting Standards (SFAS) No. 141 (revised 2007), Business Combinations (SFAS 141R). Under the acquisition method, the total estimated purchase price is calculated as described in Note 4 to the unaudited pro forma condensed combined financial information. In accordance with SFAS 141R, the assets acquired and the liabilities assumed have been measured at fair value based on various preliminary estimates. These estimates are based on key assumptions of the merger, including prior acquisition experience, benchmarking of similar acquisitions and historical data. Due to the fact that the unaudited pro forma condensed combined financial information has been prepared based on preliminary estimates, the final amounts recorded for the merger may differ materially from the information presented. These estimates are subject to change pending further review of the fair value of assets acquired and liabilities assumed. In addition, the final determination of the recognition and measurement of the identified assets acquired and liabilities assumed will be based on an estimate of the fair market value of actual net tangible and intangible assets and liabilities of PBG and PAS at the closing date of the merger and the PAS merger, as applicable.

Under SFAS 141R, acquisition-related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. Total merger-related transaction costs expected to be incurred by PepsiCo are approximately $126 million ($92 million related to PBG and $34 million related to PAS). Of the $126 million of total costs, $1 million has been paid through September 5, 2009 and has been removed from the unaudited pro forma condensed combined statement of income as they reflect non-recurring charges directly related to the merger and the PAS merger. The remaining $125 million ($91 million related to PBG and $34 million related to PAS) of anticipated costs are reflected in the unaudited pro forma condensed combined balance sheet as a reduction of cash and retained earnings. Similarly, merger-related transaction costs of $37 million incurred by PBG through September 5, 2009 and merger-related transaction costs of $4 million incurred by PAS through October 3, 2009 have been removed from the unaudited pro forma condensed combined statement of income.

The unaudited pro forma condensed combined financial information does not reflect ongoing cost savings that PepsiCo expects to achieve as a result of the merger and the PAS merger or the costs necessary to achieve these costs savings or synergies. The merger and the PAS merger are expected to create aggregate annual pre-tax synergies of $300 million by 2012 largely due to greater cost efficiency and also improved revenue opportunities.

For purposes of measuring the estimated fair value, where applicable, of the assets acquired and the liabilities assumed as reflected in the unaudited pro forma condensed combined financial information, PepsiCo has applied the guidance in SFAS No. 157, Fair Value Measurements (SFAS 157) which establishes a framework for measuring fair value. In accordance with SFAS 157, fair value is an exit price and is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

The historical balance sheets of both PepsiCo and PBG used to create the unaudited pro forma condensed combined balance sheet is as of September 5, 2009, the last day of PepsiCo’s and PBG’s third fiscal quarter. PepsiCo’s and PBG’s results are based on a fiscal year that ends on the last Saturday of each December. The historical statements of income of PepsiCo and PBG used to create the unaudited pro forma condensed combined statements of income are for the fiscal year ended December 27, 2008 and for the 36 weeks ended September 5, 2009.

The historical balance sheet of PAS used to create the unaudited pro forma condensed combined balance sheet is as of October 3, 2009, the last day of PAS’ third fiscal quarter. PAS’ results are based on a fiscal year that consists of 52 or 53 weeks ending on the Saturday closest to December 31. The historical statements of income of PAS used to create the unaudited pro forma condensed combined statements of income are for the fiscal year ended January 3, 2009 and first nine months ended October 3, 2009. While PAS’ reporting calendar differs from PepsiCo’s and PBG’s, the impact of these calendar differences is not material to the unaudited pro forma condensed combined financial information.

Certain reclassifications have been made to the historical presentation of PBG and PAS to conform to the presentation used in the unaudited pro forma condensed combined statements of income. Upon consummation of the merger and the PAS merger, further review of PBG’s and PAS’ financial statements may result in required revisions to PBG’s and PAS’ classifications to conform to PepsiCo’s. PepsiCo does not expect that any such revisions would be material.

Tabular dollars are presented in millions, except per share amounts.

3) Significant Accounting Policies

Based upon PepsiCo’s review of PBG’s and PAS’ summary of significant accounting policies disclosed in PBG’s and PAS’ financial statements and preliminary discussions with PBG and PAS management, the nature and amount of any adjustments to the historical financial statements of PBG and PAS to conform their accounting policies to those of PepsiCo are not expected to be material. Upon consummation of the merger and the PAS merger, further review of PBG’s and PAS’ accounting policies and financial statements may result in required revisions to PBG’s and PAS’ policies and classifications to conform to PepsiCo’s.

4) Estimated Purchase Price and Resulting Adjustment to Goodwill

The computation of the estimated purchase price, excess of purchase price over the net tangible book value of net assets acquired and the resulting net adjustment to goodwill as of September 5, 2009 are as follows:

	PBG		PAS		PBG + PAS
	Number of Shares/Awards Issued	Total Estimated Fair Value	Number of Shares/Awards Issued	Total Estimated Fair Value	Total Estimated Fair Value
Payment in cash, for the remaining (not owned by PepsiCo) outstanding shares of PBG and PAS common stock and equity awards vested at consummation of merger (Note 1)	—	$2,686	—	$1,062 (a)	$3,748 (a)
Payment to PBG and PAS of shares of PepsiCo common stock for the remaining (not owned by PepsiCo) outstanding shares of PBG and PAS common stock and equity awards vested at consummation of merger (see Note 1)	47	2,868	19	1,122 (b)	3,990 (b)
Issuance of PepsiCo equity awards to replace existing PBG and PAS equity awards (Note 1)	20	288 (c)	1	15	303 (c)

Total estimated purchase price	67	$5,842	20	$2,199	$8,041

Net book value of net assets		$3,292		$1,874	$5,166
Less: PepsiCo equity investments in PBG and PAS		(2,163)		(1,168)	(3,331)
Less: Surviving postcombination noncontrolling interests		(26)		1	(25)
Less: Elimination of profit in inventory (Note 12)		(186)		(65)	(251)
Less: Transaction costs to be incurred by acquiree		(6)		(26)	(32)

Net book value of net assets acquired		911		616	1,527
Less: Goodwill acquired		(1,480)		(2,180)	(3,660)
Less: Intangible assets acquired (Note 5)		(3,923)		(476)	(4,399)

Net tangible book value of net assets acquired		(4,492)		(2,040)	(6,532)

Estimated purchase price less net tangible book value of net assets acquired		10,334		4,239	14,573
Adjustments to goodwill related to:
Identifiable intangible assets (Note 5)		(6,680)		(3,504)	(10,184)
Inventory (Note 6)		(416)		(137)	(553)
Property, plant and equipment (Note 7)		(1,376)		(394)	(1,770)
Debt obligations (Note 8)		564		121	685
Deferred income taxes (Note 10)		1,395		1,203	2,598
Gain in investments in noncontrolled affiliates (Note 11)		515		279	794

Total adjustments		(5,998)		(2,432)	(8,430)

Gross adjustment to goodwill		4,336		1,807	6,143
Less: Goodwill acquired		(1,480)		(2,180)	(3,660)

Net adjustment to goodwill		$2,856		$(373)	$2,483

(a)	Includes $57 million of PAS equity awards for which vesting accelerates upon consummation of the PAS merger.
(b)	Includes $49 million of PAS equity awards for which vesting accelerates upon consummation of the PAS merger.
(c)	Excludes $135 million (pre-tax) of unvested PBG equity awards to be recognized in PepsiCo’s postcombination financial statements over the remaining lives of the awards, approximately 2 years. Incremental compensation expense of $33 million and $23 million have been included as an adjustment within selling, general and administrative expenses to the unaudited pro forma condensed combined statements of income for the fiscal year ended December 27, 2008 and the 36 weeks ended September 5, 2009, respectively.

PepsiCo’s actual stock price at the date the merger and the PAS merger, as applicable, is completed will be used to determine the value of stock, stock options and restricted stock units to be issued as consideration in connection with the merger and the PAS merger, as applicable, and thus to calculate the actual purchase price. In calculating the estimated purchase price, PepsiCo’s stock price as of December 22, 2009 was used as a proxy for the actual PepsiCo stock price as of the date the merger and the PAS merger is completed. Changes in PepsiCo’s stock price between December 22, 2009 and the date the merger and the PAS merger is completed may result in a material difference from the stock price used to calculate the estimated purchase price for the purposes of the unaudited pro forma condensed combined financial information. If PepsiCo’s stock price as of the date the merger and the PAS merger is completed increases or decreases by 36% from the price assumed in the unaudited pro forma condensed combined financial information, the consideration transferred would increase or decrease by approximately $1.6 billion, which would be reflected as an increase or decrease to goodwill. PepsiCo believes that an increase or decrease by as much as 36% in the PepsiCo common stock price on the consummation of the merger and the PAS merger from the common stock price assumed in the unaudited pro forma condensed combined financial information is reasonably possible based upon fluctuations in PepsiCo’s common stock price since the announcement date of the proposed merger.

Each PBG or PAS share award will be converted as described in Note 1 “Description of Merger and the PAS Merger.” SFAS 141R requires that the fair value of replacement awards and cash payments made to settle vested awards attributed to precombination service be included in the consideration transferred. The fair value of PBG or PAS share awards which will immediately vest at the effective date of the merger and the PAS merger, as applicable, has been attributed to precombination service and included in the consideration transferred. For unvested PBG share awards converted at the effective date of the merger, the fair value of the awards attributable to precombination services is included as part of consideration transferred and the fair value attributable to postcombination services will be recorded as compensation expense in the postcombination financial statements of the combined entity.

For the purpose of preparing the unaudited pro forma condensed combined financial information, the assets acquired and liabilities to be assumed in the merger and the PAS merger have been measured at their estimated fair values as of September 5, 2009 and October 3, 2009 for PBG and PAS, respectively. A final determination of the fair values of the assets acquired and liabilities to be assumed in the merger and the PAS merger will be made based on facts and circumstances on the closing date. Accordingly, the fair value of the assets and liabilities included in the table above are preliminary and subject to change. An increase (or decrease) in the fair value of inventory, property, plant and equipment or any identifiable intangible assets will reduce (or increase) the amount of goodwill in the unaudited pro forma condensed combined financial information and may result in increased (or decreased) expense.

In connection with the consummation of the merger and the PAS merger, the following historical common shareholders’ equity balances as of September 5, 2009 and October 3, 2009 for PBG and PAS, respectively, are eliminated in the unaudited pro forma condensed combined balance sheet as of September 5, 2009, as follows:

	PBG	PAS
Common stock and capital in excess of par value	$1,845	$1,291
Repurchased common stock	$(2,543)	$(349)
Retained earnings	$3,537	$923
Accumulated other comprehensive loss(a)	$(812)	$(190)

(a)	Includes pension- and postretirement-related accumulated other comprehensive loss separately identified in Note 9.

5) Intangible Assets

For purposes of estimating the fair value of the assets to be acquired in the merger and the PAS merger, it is assumed that all assets will be used in a manner that represents their highest and best use. The favorable impact of buyer-specific synergies expected to be incurred upon consummation of the merger and the PAS merger are excluded. The estimated fair values of the most significant acquired intangible assets are based on the amount and timing of projected future cash flows associated with the assets.

The preliminary estimates of fair values and weighted-average useful lives of the intangible assets will likely differ from the final estimates of fair value to be reflected in accounting for the merger, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial information. The estimates of fair value and weighted-average useful lives could be impacted by a variety of factors including legal, regulatory, contractual, competitive, economic or other factors. Increased knowledge about these factors upon consummation of the merger and the PAS merger could result in a change to the estimated fair value of PBG’s and PAS’ intangible assets and/or to the estimated weighted-average useful lives from what is assumed in the unaudited pro forma condensed combined financial information. In addition, the combined effect of any such changes could result in a significant increase or decrease to the related amortization expense estimates.

Nonamortizable

In connection with the merger, PepsiCo will reacquire certain franchise rights which provide PBG and PAS with the exclusive and perpetual rights to manufacture and/or distribute beverages for sale in specified territories. A preliminary fair value estimate pertaining to reacquired franchise rights is noted in the table below. PepsiCo management took many factors into consideration in determining the life of certain reacquired franchise rights, including the existing perpetual bottling arrangements, the indefinite period expected for the reacquired rights to contribute to PepsiCo’s future cash flows, as well as the lack of any factors that would limit the useful life of the reacquired rights to PepsiCo, including legal, regulatory, contractual, competitive, economic or other factors. Therefore, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), certain reacquired franchise rights will not be amortized, but instead will be tested for impairment at least annually.

Consistent with the guidance in SFAS 141R, the fair value of PBG’s and PAS’ assembled workforce and buyer-specific synergies has been included in goodwill.

On December 7, 2009, PepsiCo reached an agreement with DPSG to manufacture and distribute Dr Pepper and certain other DPSG products in the territories where they are currently sold by PBG and PAS. Under the terms of the agreement, DPSG will receive an upfront payment of $900 million payable upon closing of the mergers. Based upon the terms of the agreement and the guidance in SFAS 142, the contract has been deemed perpetual for accounting purposes and will not be amortized, but instead will be tested for impairment at least annually. The unaudited pro forma condensed combined financial information includes the results attributable to the original contract since it has been part of the existing operations of PBG and PAS. However, the unaudited pro forma condensed combined financial information does not reflect the additional upfront payment, nor any related financing costs, as this agreement is independent of the merger and PAS merger.

Amortizable

Certain reacquired and acquired franchise rights are amortizable over the remaining contractual period of the contract in which the right was granted. Preliminary fair value estimates for both definite-lived reacquired and acquired franchise rights and other amortizable intangible assets acquired, primarily consisting of customer relationships, are noted in the table below. Amortization related to the fair value of amortizable intangible assets is reflected as an adjustment to the unaudited pro forma condensed combined statements of income. The determination of the useful lives was based upon an evaluation of a number of factors, including contractual arrangements, market share, consumer awareness, historical acquisition experience and economic factors pertaining to the combined company.

	PBG
	Estimated Fair Value	Weighted-Average Estimated Useful Life	Amortization Expense (52 Weeks)	Amortization Expense (36 weeks)
Reacquired franchise rights—indefinite-lived	$4,900	Perpetual
Other—indefinite-lived	40	Perpetual
Acquired franchise rights—definite-lived	1,440	55 years	$38	$27
Other identified intangible assets—definite-lived	300	20 years	15	10

Total intangible assets acquired	$6,680		$53	$37
Less: PBG’s historical intangible assets and amortization	(3,923)		(9)	(7)

Pro forma adjustments	$2,757		$44	$30

	PAS
	Estimated Fair Value	Weighted-Average Estimated Useful Life	Amortization Expense (52 Weeks)	Amortization Expense (36 weeks)
Reacquired franchise rights—indefinite-lived	$2,700	Perpetual
Other—indefinite-lived	60	Perpetual
Acquired franchise rights—definite-lived	644	55 years	$16	$12
Other identified intangible assets—definite-lived	100	20 years	5	3

Total intangible assets acquired	$3,504		$21	$15
Less: PAS’ historical intangible assets and amortization	(476)		(7)	(5)

Pro forma adjustments	$3,028		$14	$10

6) Inventories

Reflects an increase of $416 million and $137 million to record PBG’s and PAS’ inventory, respectively, at its estimated net realizable value. PepsiCo’s pro forma fair value adjustment to inventory is based on PBG’s and PAS’ inventory as of September 5, 2009 and October 3, 2009, respectively. PepsiCo believes that the fair value of inventory approximates net realizable value, which is defined as expected sales price less cost to sell plus a reasonable margin for selling effort. In addition, as PepsiCo sells the acquired inventory, its cost of sales will reflect the increased valuation of PBG’s and PAS’ inventory, which will temporarily reduce PepsiCo’s gross margin. This adjustment to gross margin is considered a non-recurring adjustment and as such is not included in the unaudited pro forma condensed combined statements of income.

7) Property, Plant and Equipment

Reflects an increase of $1.4 billion and $0.4 billion to record PBG’s and PAS’ property, plant and equipment, respectively, at their respective estimated fair values. PepsiCo believes these amounts represent the best current estimates of fair value. The fair value of PBG’s and PAS’ property, plant, and equipment was estimated using the replacement cost method. Under the replacement cost method, fair value is estimated to be the amount a market participant would pay to replace the asset. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time of consummation of the merger and the PAS merger. For each $100 million increase in fair value adjustment to property, plant and equipment, PepsiCo would expect an annual increase in depreciation expense approximating $9 million, assuming a weighted-average life of approximately 11 years.

Reflects a decrease in depreciation expense of $120 million and $7 million for PBG and PAS, respectively, for the fiscal year ended December 27, 2008 based on the fair value adjustments to the book values of PBG’s and

PAS’ property, plant and equipment, offset by an extension of their respective historical useful lives. In addition, the unaudited pro forma condensed combined statement of income for the 36 weeks ended September 5, 2009 reflects a decrease in depreciation expense of $55 million and $3 million for PBG and PAS, respectively.

8) Debt-Obligations and Commitments

In connection with the merger agreement and the PAS merger agreement, PepsiCo intends to issue approximately $4 billion of senior unsecured fixed rate notes (the “senior unsecured notes”), with maturity tranches ranging from 2 to 30 years and interest rates ranging from 1.25%-5.40%. The pro forma adjustments in the table below assume PepsiCo issues debt, at a weighted-average interest rate of 3.95%, to fund a portion of the merger consideration for PBG, PAS, or both PBG and PAS.

The senior unsecured notes have been allocated between PBG and PAS based upon the respective cash portions of the purchase price attributable to each of the merger and the PAS merger. The ultimate amount of senior secured notes issued will reflect the actual amount of cash required.

The interest rates on the senior unsecured notes are not reflective of the borrowing rates applicable to any additional financing debt that PepsiCo may incur. Higher interest rates associated with the senior unsecured notes and commercial paper could occur if PepsiCo’s credit rating is downgraded, interest rates change or credit markets deteriorate. Actual interest rates for the senior unsecured notes may vary from the assumed rate. The effect of a 0.125% change in interest rates would result in a $5 million change in annual interest expense on a pre-tax basis.

Global capital and credit markets, including the commercial paper markets, continue to experience volatility. Despite this volatility, PepsiCo continues to have sufficient access to the capital and credit markets. In addition, PepsiCo has revolving credit facilities. PepsiCo believes that its cash generating capability and financial condition, together with its revolving credit facilities and other available methods of debt financing (including long-term debt financing which, depending upon market conditions, PepsiCo intends to use to replace a portion of its commercial paper borrowings), will be adequate to meet its operating, investing and financing needs. However, there can be no assurance that continued or increased volatility in the global capital and credit markets will not impair its ability to access these markets on terms commercially acceptable to PepsiCo or at all.

The following table depicts the effect of the debt expected to be issued in connection with the merger and the PAS merger and the effect of the estimated increase in fair value of PBG’s and PAS’ historical debt.

	Principal	Weighted- Average Interest Rate	Weighted- Average Term of Debt	Interest Expense (52 weeks)	Interest Expense (36 weeks)
PBG:
Senior unsecured notes	$2,686	3.95%	2-30 years	$106	$73
Financing costs associated with the issuance of the senior unsecured notes(a)				1	1
Elimination of JSC Lebedyansky (Lebedyansky) debt(b)	(79)			—	—
Elimination of note payable to PR Beverages	(17)			—	—
Increase in fair value of PBG’s debt(c)	564			(97)	(67)

Total pro forma adjustments	$3,154			$10	$7

PAS:
Senior unsecured notes	$1,062	3.95%	2-30 years	$42	$29
Financing costs associated with the issuance of the senior unsecured notes(a)				1	—
Increase in fair value of PAS’ debt(c)	121			(30)	(21)

Total pro forma adjustments	$1,183			$13	$8

PBG and PAS:
Senior unsecured notes	$3,748	3.95%	2-30 years	$148	$102
Financing costs associated with the issuance of the senior unsecured notes(a)				2	1
Elimination of Lebedyansky debt(b)	(79)			—	—
Elimination of note payable to PR Beverages	(17)			—	—
Increase in fair value of PBG’s and PAS’ debt(c)	685			(127)	(88)

Total pro forma adjustments	$4,337			$23	$15

a)	The fees associated with the issuance of the senior unsecured notes of $20 million ($14 million pertaining to PBG and $6 million pertaining to PAS) are reflected as a decrease to cash and an increase to deferred debt issuance costs, which is a component of other assets.
b)	During the first quarter of 2009, PBG issued a ruble-denominated three-year note with an interest rate of 10% to Lebedyansky. This receivable was reflected in PBG’s other assets.
c)	As of the closing date of the merger and the PAS merger, debt is required to be remeasured at fair value. Based on publicly-quoted market prices, the estimated fair value of PBG’s long-term debt as of September 5, 2009 was $6.1 billion and the estimated fair value of PAS’ long-term debt as of October 3, 2009 was $2.1 billion. The related reduction in interest expense pertains to the amortization of these fair value adjustments over the estimated remaining lives of such debt. The effect of a 0.125% change in interest rates would result in a $5 million and $2 million change in the related pro forma annual interest expense for PBG and PAS, respectively.

9) Pension and Postretirement Benefits

As of the closing date of the merger and the PAS merger, the pension and postretirement liabilities of such plans are required to be recorded at funded status, with the previously unrecognized prior service cost and unrealized gains/losses eliminated from equity. The adjustment reflects the elimination of the unamortized prior service cost and unamortized actuarial loss of $543 million related to PBG’s pension and postretirement plans and $64 million related to PAS’ pension and postretirement plans. Additionally, related pro forma adjustments to selling, general and administrative expenses to exclude amounts previously amortized on PBG’s and PAS’ historical statements of income are as follows:

	PBG		PAS
	52 Weeks	36 weeks	52 Weeks	36 weeks
Amortization of prior service cost	$(7)	$(5)	$—	$—
Recognized actuarial loss	(18)	(25)	—	(3)

	$(25)	$(30)	$—	$(3)

10) Income Taxes

Represents the estimated deferred income tax liability to be recorded by PepsiCo as part of the accounting for the merger, based on the United States federal statutory tax rate of 35% multiplied by the fair value adjustments made to certain assets acquired and liabilities assumed, primarily as indicated below. The pro forma adjustment to record deferred taxes as part of the accounting for the merger was computed as follows:

	PBG	PAS	Total
Estimated fair value adjustment of identifiable intangible assets acquired	$2,757	$3,028	$5,785
Estimated fair value adjustment of inventory acquired	416	137	553
Estimated fair value adjustment of property, plant and equipment acquired	1,376	394	1,770
Estimated fair value adjustment of debt obligations assumed	(564)	(121)	(685)

Total estimated fair value adjustments of net assets acquired	$3,985	$3,438	$7,423

Net deferred tax liabilities associated with the estimated fair value adjustments of net assets acquired, at 35%	$1,395	$1,203	$2,598

For purposes of this unaudited pro forma condensed combined financial information, the United States federal statutory tax rate of 35% has been used for all periods presented. This rate does not reflect PepsiCo’s effective tax rate, which includes other tax items, such as state and foreign taxes, as well as other tax charges or benefits, and does not take into account any historical or possible future tax events that may impact the combined company.

PepsiCo intends to permanently reinvest the international earnings of both PBG and PAS and, accordingly, has not recorded deferred taxes on these amounts.

11) Investments in Noncontrolled Affiliates

PBG

Represents a pro forma adjustment to record PepsiCo’s estimated gain of $515 million as a result of remeasuring its previously held equity interest in PBG, Bottling Group, LLC and PR Beverages. If PepsiCo’s stock price as of the date the merger is completed increases or decreases by 36% from the price assumed in the unaudited pro forma condensed combined financial information, the gain would increase or decrease by approximately $380 million. The gain will also be impacted by transactional activity, such as equity income and dividends, up until the date the merger is completed.

PAS

Represents a pro forma adjustment to record PepsiCo’s estimated gain of $279 million as a result of remeasuring its previously held equity interest in PAS and Sandora. If PepsiCo’s stock price as of the date the PAS merger is completed increases or decreases by 36% from the price assumed in the unaudited pro forma condensed combined financial information, the gain would increase or decrease by approximately $225 million. The gain will also be impacted by transactional activity, such as equity income and dividends, up until the date the PAS merger is completed.

SFAS 141R requires that an acquirer remeasure its previously held equity interest in an acquiree at its acquisition date fair value and recognize the resulting gain or loss in earnings. The gain is calculated based upon the acquisition date fair value of PBG and PAS, which will be determined, in part, by PepsiCo’s actual stock price at the date the merger and the PAS merger, as applicable, is completed, as such stock price will be used to determine the value of stock, stock options and restricted stock units to be issued as consideration. Because the above pro forma adjustments will not have a continuing impact, they are excluded from the unaudited pro forma condensed combined statements of income, but are reflected as adjustments to goodwill and retained earnings in the unaudited pro forma condensed combined balance sheet.

Additionally, PepsiCo’s previously held equity interests in PBG, Bottling Group, LLC, PR Beverages, PAS and Sandora, as well as PBG’s previously held equity interest in Lebedyansky, have been eliminated as follows:

	Debit/(Credit) For the 52 Weeks ended December 27, 2008
	PBG	PAS
Cost of sales	$4	$2
Selling, general and administrative expenses	$23	$10
Bottling equity income	$222	$120
Net income attributable to noncontrolling interests	$(59)	$(10)

	For the 36 weeks ended September 5, 2009
	PBG	PAS
Cost of sales	$(10)	$(6)
Selling, general and administrative expenses	$38	$(3)
Bottling equity income	$222	$47
Net income/(loss) attributable to noncontrolling interests	$(90)	$3

	As of September 5, 2009
	PBG	PAS
PepsiCo’s investments in noncontrolled affiliates	$(1,836)	$(1,237)
PBG’s investment in Lebedyansky	$(591)	$—
Accumulated other comprehensive loss	$(225)	$(196)
Deferred income taxes	$(29)	$265
Common stock and capital in excess of par value	$142	$—
Noncontrolling interests	$1,598	$200
Retained earnings	$(515)	$(279)

12) Related Party Transactions

Reflects the elimination of PepsiCo’s concentrate sales and finished goods to PBG and PAS, related profit in inventory, royalty income for use of certain PepsiCo trademarks by PBG and PAS, bottler incentives for direct marketing and advertising support, manufacturing services in connection with the production of certain finished beverage products, procurement services provided by PepsiCo to PBG and PAS, allocation of overhead and other adjustments. In addition, the adjustments reflect the elimination of PepsiCo’s sales to PBG and PBG’s purchases of Frito-Lay snack food products for sale and distribution in Russia. The related accounts receivable and accounts payable in connection with the above transactions have also been eliminated. These related party transactions have been eliminated as of September 5, 2009 and for the 52 weeks ended December 27, 2008 and the 36 weeks ended September 5, 2009. While PAS’ reporting calendar differs from PepsiCo’s and PBG’s, the impact of these calendar differences is not material.

The adjustments do not reflect an elimination for purchases of concentrate and/or finished goods between PBG or PAS and PepsiCo’s respective joint ventures with Unilever and Starbucks, which are accounted for by PepsiCo under the equity method of accounting, as such transactions are expected to continue on an arms-length basis subsequent to the merger and the PAS merger.

Related party transactions between PBG and PAS are immaterial.

The impact of each of the above items is reflected as an adjustment to the unaudited pro forma condensed combined statements of income and balance sheet as follows:

	Debit/(Credit) For the 52 Weeks ended December 27, 2008
	PBG	PAS
Net revenue(a)	$2,939	$1,037
Cost of sales(b)	$(2,634)	$(1,069)
Selling, general and administrative expenses(c)	$(327)	$13

	Debit/(Credit) For the 36 weeks ended September 5, 2009
	PBG	PAS
Net revenue(a)	$2,022	$742
Cost of sales(b)	$(1,748)	$(736)
Selling, general and administrative expenses(c)	$(237)	$13

	As of September 5, 2009
	PBG	PAS
Accounts and notes receivable	$(453)	$(59)
Accounts payable and other current liabilities	$453	$59
Inventories(d)	$(186)	$(65)

a)	Primarily includes sales of concentrate, sales of finished products, bottler incentives, royalty fees and manufacturing and national account services.

b)	Primarily includes purchases of concentrate, purchases of finished products, bottler incentives, royalty fees and fountain service fees.

c)	Primarily includes bottler incentives, purchases of advertising materials, fountain service fees and purchases from Frito-Lay.

d)	Reflects the elimination of profit in inventory.

DIRECTORS AND EXECUTIVE OFFICERS OF PEPSICO AND METRO

Directors and Executive Officers of PepsiCo

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of PepsiCo are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with PepsiCo. The business address of each director and officer, other than Albert P. Carey, is 700 Anderson Hill Road, Purchase, New York 10577. Mr. Carey’s business address is 7701 Legacy Drive, Plano, Texas 75024. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Zein Abdalla	Zein Abdalla was appointed to the role of Chief Executive Officer of PepsiCo Europe in November 2009. Mr. Abdalla joined PepsiCo in 1995 and since that time has held a variety of senior positions. He has served as General Manager of Tropicana Europe and Franchise Vice President for Pakistan and the Gulf region. From 2005 to 2008 he led PepsiCo’s continental Europe operations. In September 2008 he went on to lead the complete portfolio of PepsiCo business in Europe. Prior to joining PepsiCo Mr. Abdalla worked for Mars Incorporated in engineering and manufacturing roles, as well as in sales, marketing, human resources and general management.	United Kingdom

Saad Abdul-Latif	Saad Abdul-Latif was appointed to the role of Chief Executive Officer of PepsiCo Asia, Middle East and Africa (AMEA) in November 2009. Mr. Abdul-Latif began his career with PepsiCo in 1982 where he has held a wide range of international roles in PepsiCo’s food and beverage businesses. In 1998, he was appointed General Manager for PepsiCo’s beverage business in the MENAPAK Business Unit. In 2001, his region was expanded to include Africa and Central Asia. In 2004, the snacks business in his region was included under his leadership, forming the consolidated Middle East and Africa (MEA) Region. In September 2008, his responsibilities were extended to Asia, forming the new AMEA Division of PepsiCo International where he acted as President of AMEA.	Jordan

Peter A. Bridgman	Peter A. Bridgman has been PepsiCo’s Senior Vice President and Controller since August 2000. Mr. Bridgman began his career with PepsiCo at Pepsi-Cola International in 1985 and became Chief Financial Officer for Central Europe in 1990. He became Senior Vice President and Controller for Pepsi-Cola North America in 1992 and Senior Vice President and Controller for The Pepsi Bottling Group, Inc. in 1999.	United Kingdom

Shona L. Brown*	Shona L. Brown is Senior Vice President, Business Operations of Google Inc., a position she has held since 2006. From 2003 to 2006 she served as Vice President, Business Operations of Google Inc., where she led internal business operations and people operations. Ms. Brown was elected to PepsiCo’s board of directors in March 2009.	Canada

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Albert P. Carey	Albert P. Carey was appointed President and Chief Executive Officer of Frito-Lay North America in June 2006. Mr. Carey began his career with Frito-Lay in 1981 where he spent 20 years in a variety of roles. He served as President, PepsiCo Sales from February 2003 until June 2006. Prior to that, he served as Chief Operating Officer, PepsiCo Beverages & Foods North America from June 2002 to February 2003 and as PepsiCo’s Senior Vice President, Sales and Retailer Strategies from August 1998 to June 2002.	United States

John C. Compton	John C. Compton has been Chief Executive Officer of PepsiCo Americas Foods since November 2007. Mr. Compton began his career at PepsiCo in 1983 as a Frito-Lay Production Supervisor in the Pulaski, Tennessee manufacturing plant. He has spent 25 years with PepsiCo in various Sales, Marketing, Operations and General Management assignments. From March 2005 until September 2006, he was President and Chief Executive Officer of Quaker, Tropicana, Gatorade, and from September 2006 until November 2007, he was Chief Executive Officer of PepsiCo North America. Mr. Compton served as Vice Chairman and President of the North American Salty Snacks Division of Frito-Lay from March 2003 until March 2005. Prior to that, he served as Chief Marketing Officer of Frito-Lay’s North American Salty Snacks Division from August 2001 until March 2003. Mr. Compton also serves on the PBG Board, to which he was elected in March 2008.	United States

Ian M. Cook*	Ian M. Cook was named Chief Executive Officer and was elected to the board of directors of Colgate-Palmolive Company in 2007 and became Chairman of the board of directors in January 2009. Mr. Cook joined Colgate in the United Kingdom in 1976 and progressed through a series of senior management roles around the world. In 2002, he became Executive Vice President, North America and Europe. In 2004, he became Chief Operating Officer, with responsibility for operations in North America, Europe, Central Europe, Asia and Africa. In 2005, he was named President and Chief Operating Officer, responsible for all Colgate operations worldwide. Mr. Cook was elected to PepsiCo’s board of directors in 2008.	United Kingdom

Massimo F. d’Amore	Massimo F. d’Amore has been Chief Executive Officer of PepsiCo Americas Beverages since November 2007. Mr. d’Amore was formerly Executive Vice President, Commercial for PepsiCo International, a position he assumed in November 2005. Prior to that, he served as President, Latin America Region for PepsiCo Beverages International from February 2002 until November 2005 and as PepsiCo’s Senior Vice President of Corporate Strategy and Development from August 2000 until February 2002. Mr. d’Amore began his career with PepsiCo in 1995 as	Italy

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Vice President, Marketing for Pepsi-Cola International and was promoted to Senior Vice President and Chief Marketing Officer of Pepsi-Cola International in 1998. Before joining PepsiCo, he was with Procter & Gamble for 15 years in various international operations, marketing and general management positions.

Dina Dublon*	Dina Dublon is the former Executive Vice President and Chief Financial Officer, JP Morgan Chase & Co. serving in that capacity from December 1998 until her retirement at the end of 2004. She is a director of Microsoft Corp. and Accenture. She is also a director of the Global Fund for Women, co-chairs the Women’s Refugee Commission, and is a trustee of Carnegie Mellon University. Ms. Dublon was elected to PepsiCo’s board of directors in 2005.	United States

Victor J. Dzau*

Victor J. Dzau, MD, is Chancellor for Health Affairs at Duke University and President and CEO of the Duke University Health System since July 2004. Prior to that, he served as Hersey Professor of Medicine at Harvard Medical School and Chairman of the Department of Medicine at Brigham and Women’s Hospital in Boston Massachusetts from 1996 to 2004. He is a member of the Institute of Medicine of the National Academy of Sciences and the European Academy of Science and Arts. He was the previous Chairman of the National Institutes of Health (NIH) Cardiovascular Disease Advisory Committee, and he served on the Advisory Committee to the Director of NIH.

Dr. Dzau has been named 2004 Distinguished Scientist of the American Heart Association and was the recipient of the 2004 Max Delbruck Medal, Berlin, Germany and the 2005 Ellis Island Medal of Honor. Dr. Dzau is also a director of Genzyme Corporation, Alnylam Pharmaceuticals, Inc. and Medtronic, Inc. Dr. Dzau was elected to PepsiCo’s board of directors in 2005.

United States

Richard Goodman	Richard Goodman has been PepsiCo’s Chief Financial Officer since October 2006. From 2003 until October 2006, Mr. Goodman was Senior Vice President and Chief Financial Officer of PepsiCo International. In January 2008, Mr. Goodman joined the Board of Directors of Johnson Controls, Inc.	United States

Ray L. Hunt*	Ray L. Hunt is Chairman and Chief Executive Officer of Hunt Oil Company and Chairman, Chief Executive Officer and President, Hunt Consolidated, Inc. Mr. Hunt began his association with Hunt Oil Company in 1958 and has held his current position since 1976. He is also a director of Bessemer Securities Corporation, Bessemer Securities LLC, King Ranch, Inc. and Verde Realty. Mr. Hunt was elected to PepsiCo’s board of directors in 1996.	United States

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Alberto Ibargüen*	Alberto Ibargüen has been President and Chief Executive Officer of the John S. and James L. Knight Foundation since 2005. Mr. Ibargüen previously served as publisher of The Miami Herald and of El Nuevo Herald. He is a member of the boards of AMR Corporation, American Airlines, Inc., ProPublica and The Council on Foreign Relations. Mr. Ibargüen is also the Chairman of the board of directors of The Newseum in Washington, D.C. Mr. Ibargüen was elected to PepsiCo’s board of directors in 2005.	United States

Hugh Johnston	Hugh Johnston has been PepsiCo’s Executive Vice President, Operations since November 2009. He was formerly President of Pepsi-Cola North America since November 2007 and PepsiCo’s Executive Vice President, Operations from October 2006 until November 2007. From April 2005 until October 2006, Mr. Johnston was PepsiCo’s Senior Vice President, Transformation. Prior to that, he served as Senior Vice President and Chief Financial Officer of PepsiCo Beverages and Foods from November 2002 through March 2005, and as PepsiCo’s Senior Vice President of Mergers and Acquisitions from March 2002 until November 2002. Mr. Johnston joined PepsiCo in 1987 as a Business Planner and held various finance positions until 1999 when he left to join Merck & Co., Inc. as Vice President, Retail, a position which he held until he rejoined PepsiCo in 2002. Prior to joining PepsiCo in 1987, Mr. Johnston was with General Electric Company in a variety of finance positions.	United States

Arthur C. Martinez*	Arthur C. Martinez is the former Chairman of the board of directors, President and Chief Executive Officer of Sears, Roebuck and Co. Mr. Martinez was Chairman and Chief Executive Officer of the former Sears Merchandise Group from 1992 to 1995 and served as Chairman of the board of directors, President and Chief Executive Officer of Sears, Roebuck and Co. from 1995 until 2000. He served as Vice Chairman and a director of Saks Fifth Avenue from 1990 to 1992. He is also a director of Liz Claiborne, Inc., International Flavors and Fragrances, Inc., American International Group, Inc. and Interactive Corp (IAC). Mr. Martinez is Chairman of the Supervisory board of directors of ABN AMRO Holding, N.V. Mr. Martinez is also Chairman of HSN, Inc. Mr. Martinez was elected to PepsiCo’s board of directors in 1999.	United States

Indra K. Nooyi*	Indra K. Nooyi has served as PepsiCo’s Chairman of the board of directors since May 2007 and Chief Executive Officer since October 2006. She was elected to PepsiCo’s board of directors in 2001. From May 2001 until October 2006, she served as PepsiCo’s President and Chief Financial Officer. She served as Senior Vice President and Chief Financial Officer from February 2000 to May 2001; Senior	United States

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Vice President, Corporate Strategy and Development from 1996 until February 2000 and Senior Vice President, Strategic Planning from 1994 until 1996. Prior to joining PepsiCo, Ms. Nooyi spent four years as Senior Vice President of Strategy, Planning and Strategic Marketing for Asea Brown Boveri, Inc. She was also Vice President and Director of Corporate Strategy and Planning at Motorola, Inc.

Sharon Percy Rockefeller*
	Sharon Percy Rockefeller is President and Chief Executive Officer of WETA public stations in Washington, D.C., a position she has held since 1989, and was a member of the board of directors of WETA from 1985 to 1989. She was a member of the board of directors of the Corporation for Public Broadcasting until 1992 and is currently a director of Public Broadcasting Service (PBS), Washington, D.C. Ms. Rockefeller currently serves as a Trustee on the following non-profit boards: National Gallery of Art, The Museum of Modern Art, Johns Hopkins Medicine, Colonial Williamsburg Foundation and Rockefeller Philanthropy Advisors. Ms. Rockefeller was elected to PepsiCo’s board of directors in 1986.	United States

James J. Schiro*	James J. Schiro became Chief Executive Officer of Zurich Financial Services in May 2002, after serving as Chief Operating Officer—Group Finance since March 2002. He joined Price Waterhouse in 1967, where he held various management positions. In 1994 he was elected Chairman and senior partner of Price Waterhouse, and in 1998 became Chief Executive Officer of PricewaterhouseCoopers, after the merger of Price Waterhouse and Coopers & Lybrand. Mr. Schiro is also a director of Royal Philips Electronics and The Goldman Sachs Group, Inc. Mr. Schiro was elected to PepsiCo’s board of directors in 2003.	United States

Larry D. Thompson	Larry D. Thompson became PepsiCo’s Senior Vice President, Government Affairs, General Counsel and Secretary in November 2004. Prior to joining PepsiCo, Mr. Thompson served as a Senior Fellow with the Brookings Institution in Washington, D.C. and served as Deputy Attorney General in the U.S. Department of Justice. In 2002, he was named to lead the National Security Coordination Council and was also named by President Bush to head the Corporate Fraud Task Force. In April 2000, Mr. Thompson was selected by Congress to chair the bipartisan Judicial Review Commission on Foreign Asset Control. Prior to his government career, he was a partner in the law firm of King & Spalding, a position he held from 1986 to 2001.	United States

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Lloyd G. Trotter*	Lloyd G. Trotter is Managing Partner at GenNx360 Capital Partners, a position he has held since February 2008. He served as Vice Chairman, General Electric, and as President and Chief Executive Officer of GE Industrial, from 2006 through February 2008. Between 1989 and 2006, he held various positions at GE, including Executive Vice President, Operations, from 2005 to 2006, President and Chief Executive Officer of GE Consumer and Industrial Systems from 1998 to 2005 and President and Chief Executive Officer, Electrical Distribution and Control from 1992 to 1998. Mr. Trotter is a former director of Genpact Limited. Mr. Trotter is also a director of Textron, Inc. and Daimler AG. Mr. Trotter was elected to PepsiCo’s board of directors in 2008.	United States

Cynthia M. Trudell	Cynthia M. Trudell has been PepsiCo’s Senior Vice President, Chief Personnel Officer, since February 2007. Ms. Trudell served as a director of PepsiCo from January 2000 until her appointment to her current position. She was formerly Vice President of Brunswick Corporation and President of Sea Ray Group from 2001 until 2006. From 1999 until 2001, Ms. Trudell served as General Motors’ Vice President, and Chairman and President of Saturn Corporation, a wholly owned subsidiary of GM. Ms. Trudell began her career with the Ford Motor Co. as a chemical process engineer. In 1981, she joined GM and held various engineering and manufacturing supervisory positions. In 1995, she became plant manager at GM’s Wilmington Assembly Center in Delaware. In 1996, she became President of IBC Vehicles in Luton, England, a joint venture between General Motors and Isuzu. Ms. Trudell also serves on the PBG Board, to which she was elected in May 2008.	United States

Daniel Vasella*	Daniel Vasella became Chairman of the board of directors and Chief Executive Officer of Novartis AG in 1999, after serving as President since 1996. From 1992 to 1996, Dr. Vasella held the positions of Chief Executive Officer, Chief Operating Officer, Senior Vice President and Head of Worldwide Development and Head of Corporate Marketing at Sandoz Pharma Ltd. He also served at Sandoz Pharmaceuticals Corporation from 1988 to 1992. Dr. Vasella is also a director of Alcon Laboratories, Inc. Mr. Vasella was elected to PepsiCo’s board of directors in 2002.	Switzerland

Directors and Executive Officers of Metro

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Metro are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with PepsiCo. The business address of each director and officer is 700 Anderson Hill Road, Purchase, NY 10577. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Kathryn L. Carson

Kathryn L. Carson is Vice President and General Counsel, North America Beverages & PepsiCo Foodservice, a position she has held since January 2008. She served as Vice President & Associate General Counsel of Pepsi-Cola from 2004-2008. Ms. Carson joined PepsiCo’s legal department in 1986. She is President of Metro.

United States

Christine Griff*	Christine C. Griff joined PepsiCo in 1997 and is currently Director, Tax Counsel, a position she has held since 2000. Previously, she worked at the law firm of Milbank, Tweed, Hadley & McCloy. Ms. Griff is also the Vice President and Secretary of the PepsiCo Foundation, a position she has held since 2005. She is Vice President of Metro.	United States

Thomas H. Tamoney, Jr.*	Thomas H. Tamoney is Senior Vice President, Deputy General Counsel and Assistant Secretary of PepsiCo, a position he has held since 2006. From 2001 to 2006, he served as Associate General Counsel for PepsiCo. Prior to that, Mr. Tamoney was counsel with respect to Pepsi-Cola North America issues for more than ten years. From 1982 through 1988, Mr. Tamoney was Division Counsel for the Europe, Middle East and Africa division of Pepsi International. He began his career with PepsiCo as Corporate Attorney in 1978. Mr. Tamoney is also a Manager of Pepsi Bottling Ventures LLC and is Vice President and Secretary of Metro.	United States

J. Darrell Thomas*	J. Darrell Thomas is Vice President and Assistant Treasurer of PepsiCo, a position he has held since February 2006. He joined PepsiCo in December 2003 as Treasury Director, Capital Markets. Previously, Mr. Thomas spent 15 years with Citicorp in a variety of capital markets and corporate finance roles. He has also served in the Debt Capital Markets Group for ABN Amro and in the Corporate Finance Group at Swiss Re New Markets. Mr. Thomas is Vice President and Treasurer of Metro.	United States

DIRECTORS AND EXECUTIVE OFFICERS OF PBG

Directors and Executive Officers of PBG

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of PBG are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with PBG. The business address of each director and officer is One Pepsi Way, Somers, New York 10589. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Linda G. Alvarado*	Linda G. Alvarado was elected to the PBG Board in March 1999. Ms. Alvarado is the President and Chief Executive Officer of Alvarado Construction, Inc., a general contracting firm specializing in commercial, industrial, environmental and heavy engineering projects, a position she assumed in 1976. Ms. Alvarado is also a director of Pitney Bowes Inc., Qwest Communications International Inc., Lennox International Inc. and 3M Company.	United States

Barry H. Beracha*	Barry H. Beracha was elected to the PBG Board in March 1999. Mr. Beracha served as PBG’s Non-Executive Chairman from April 2007 to October 2008. Mr. Beracha served as an Executive Vice President of Sara Lee Corporation and Chief Executive Officer of Sara Lee Bakery Group from August 2001 until his retirement in June 2003. Mr. Beracha was the Chairman of the Board and Chief Executive Officer of The Earthgrains Company from 1993 to August 2001. Earthgrains was formerly part of Anheuser-Busch Companies, where Mr. Beracha served from 1967 to 1996. From 1979 to 1993, he held the position of Chairman of the Board of Anheuser-Busch Recycling Corporation. From 1976 to 1995, Mr. Beracha was also Chairman of the Board of Metal Container Corporation. Mr. Beracha is also a director of Hertz Global Holdings, Inc. and Chairman of the Board of Trustees of St. Louis University.	United States

John C. Compton*	John C. Compton was elected to the PBG Board in March 2008. Mr. Compton has been Chief Executive Officer of PepsiCo Americas Foods since November 2007. Mr. Compton began his career at PepsiCo in 1983 as a Frito-Lay Production Supervisor in the Pulaski, Tennessee manufacturing plant. He has spent 25 years with PepsiCo in various Sales, Marketing, Operations and General Management assignments. From March 2005 until September 2006, he was President and Chief Executive Officer of Quaker, Tropicana, Gatorade, and from September 2006 until November 2007, he was Chief Executive Officer of PepsiCo North America. Mr. Compton served as Vice Chairman and President of the North American Salty Snacks Division of Frito-Lay from March 2003 until March 2005. Prior to that, he served as	United States

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Chief Marketing Officer of Frito-Lay’s North American Salty Snacks Division from August 2001 until March 2003.

Eric J. Foss*	Eric J. Foss was appointed Chairman of the PBG Board in October 2008 and has been PBG’s Chief Executive Officer and a member of the PBG Board since July 2006. Mr. Foss served as PBG’s President and Chief Executive Officer from July 2006 to October 2008. Previously, Mr. Foss served as PBG’s Chief Operating Officer from September 2005 to July 2006 and President of PBG North America from September 2001 to September 2005. Prior to that, Mr. Foss was the Executive Vice President and General Manager of PBG North America from August 2000 to September 2001. From October 1999 until August 2000, he served as PBG’s Senior Vice President, U.S. Sales and Field Operations, and prior to that, he was PBG’s Senior Vice President, Sales and Field Marketing, since March 1999. Mr. Foss joined the Pepsi-Cola Company in 1982 where he held a variety of field and headquarters-based sales, marketing and general management positions. From 1994 to 1996, Mr. Foss was General Manager of Pepsi-Cola North America’s Great West Business Unit. In 1996, Mr. Foss was named General Manager for the Central Europe Region for Pepsi-Cola International, a position he held until joining PBG in March 1999. Mr. Foss is also a director of UDR, Inc. and serves on the Industry Affairs Council of the Grocery Manufacturers of America.	United States

Ira D. Hall*	Ira D. Hall was elected to the PBG Board in March 2003. From 2002 until his retirement in late 2004, Mr. Hall was President and Chief Executive Officer of Utendahl Capital Management, LP. From 1999 to 2001, Mr. Hall was Treasurer of Texaco Inc. and General Manager, Alliance Management for Texaco Inc. from 1998 to 1999. From 1985 to 1998, Mr. Hall held various positions with International Business Machines. Mr. Hall is also a director of Praxair, Inc.	United States

Susan D. Kronick*	Susan D. Kronick was elected to the PBG Board in March 1999. Ms. Kronick became Vice Chair of Macy’s, Inc. (formerly known as Federated Department Stores, Inc.) in February 2003. Previously, she had been Group President of Federated Department Stores since April 2001. From 1997 to 2001, Ms. Kronick was the Chairman and Chief Executive Officer of Burdines, a division of Federated Department Stores. From 1993 to 1997, Ms. Kronick served as President of Federated’s Rich’s/Lazarus/Goldsmith’s division. She spent the previous 20 years at Bloomingdale’s, where her last position was Senior Executive Vice President and Director of Stores.	United States

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Blythe J. McGarvie*	Blythe J. McGarvie was elected to the PBG Board in March 2002. Ms. McGarvie is Chief Executive Officer of Leadership for International Finance, a private consulting firm providing leadership seminars for corporate and academic groups. From 1999 to December 2002, Ms. McGarvie was Executive Vice President and Chief Financial Officer of BIC Group. From 1994 to 1999, Ms. McGarvie served as Senior Vice President and Chief Financial Officer of Hannaford Bros. Co. Ms. McGarvie is a Certified Public Accountant and has also held senior financial positions at Sara Lee Corporation, Kraft General Foods, Inc. and Pizza Hut, Inc. Ms. McGarvie is also a director of Accenture Ltd, The Travelers Companies, Inc. and Viacom Inc.	United States

John A. Quelch*	John A. Quelch was elected to the PBG Board in January 2005. Mr. Quelch has been Senior Associate Dean and Lincoln Filene Professor of Business Administration at Harvard Business School since 2001. From 1998 to 2001, Mr. Quelch was Dean of the London Business School. Prior to that he was an Assistant Professor, an Associate Professor and a full Professor of Business Administration at Harvard Business School from 1979 to 1998. Mr. Quelch is also a director of WPP plc and Inverness Medical Innovations, Inc.	United States

Javier G. Teruel*	Javier G. Teruel was elected to the PBG Board in May 2007. Mr. Teruel has served as a partner at Spectron Desarrollo, S.C., a management and consulting firm in Mexico, since May 2007. Previously, he served as Vice Chairman of Colgate-Palmolive Company until his retirement in April 2007. While serving as Vice Chairman, a position he assumed in 2004, Mr. Teruel was responsible for the operations of the Hill’s Pet Nutrition Division, Global R&D, Global Supply Chain, and Global Information Technology. Additionally, he led Colgate’s evolving worldwide strategy, which included overseeing Colgate’s business building and restructuring initiative. From 2002 to 2004, Mr. Teruel served as Executive Vice President, with responsibility for Colgate’s Asia and South Pacific, Central Europe/Russia, and Africa/Middle East Divisions, as well as Hill’s Pet Nutrition. Mr. Teruel joined Colgate-Palmolive in 1971 in Mexico where he held a variety of marketing, sales and management positions. Mr. Teruel is also a director of Starbucks Corporation and J.C. Penney Company, Inc.	Mexico

Cynthia M. Trudell*	Cynthia M. Trudell was elected to the PBG Board in May 2008. Cynthia M. Trudell has been PepsiCo’s Senior Vice President, Chief Personnel Officer, since February 2007. Ms. Trudell served as a director of PepsiCo from January 2000 until her appointment to her current position. She was	United States

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
formerly Vice President of Brunswick Corporation and President of Sea Ray Group from 2001 until 2006. From 1999 until 2001, Ms. Trudell served as General Motors’ Vice President, and Chairman and President of Saturn Corporation, a wholly owned subsidiary of GM. Ms. Trudell began her career with the Ford Motor Co. as a chemical process engineer. In 1981, she joined GM and held various engineering and manufacturing supervisory positions. In 1995, she became plant manager at GM’s Wilmington Assembly Center in Delaware. In 1996, she became President of IBC Vehicles in Luton, England, a joint venture between General Motors and Isuzu.

John L. Berisford	John L. Berisford was appointed Senior Vice President of Human Resources in March 2005. Mr. Berisford previously served as Vice President, Field Human Resources and Group Vice President of Human Resources from 2001 to 2004. From 1998 to 2001, Mr. Berisford served as Vice President of Organization Capability. Mr. Berisford joined Pepsi in 1988 and held a series of staffing, labor relations and organizational capability positions.	United States

Victor L. Crawford	Victor L. Crawford was appointed Senior Vice President of Global Operations and System Transformation in November 2008. Mr. Crawford previously served as Senior Vice President, Worldwide Operations from December 2006 to November 2008. From December 2005 to December 2006, Mr. Crawford served as Senior Vice President and General Manager of PBG’s Mid-Atlantic Business Unit. Prior to that, Mr. Crawford was with Marriott International where he served as Senior Vice President of Marriott Distribution Services, Executive Vice President and General Manager and Senior Vice President and Chief Operations Officer for the Eastern Region of Marriott International from September 2000 until joining PBG in December 2005.	United States

Alfred H. Drewes	Alfred H. Drewes was appointed Senior Vice President and Chief Financial Officer in June 2001. Mr. Drewes previously served as Senior Vice President and Chief Financial Officer of Pepsi-Cola International (“PCI”). Mr. Drewes joined PepsiCo in 1982 as a financial analyst in New Jersey. During the next nine years, he rose through increasingly responsible finance positions within Pepsi-Cola North America in field operations and headquarters. In 1991, Mr. Drewes joined PCI as Vice President of Manufacturing Operations, with responsibility for the global concentrate supply organization. In 1994, he was appointed Vice President of Business Planning and New Business Development and, in 1996, relocated to London as the Vice President and Chief Financial Officer of the Europe and Sub-Saharan Africa Business Unit of PCI. Mr. Drewes is also a director of the Meredith Corporation.	United States

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Robert C. King	Robert C. King, was appointed Executive Vice President and President of North America in November 2008. Previously, Mr. King served as President of PBG’s North American business from December 2006 to November 2008 and served as President of PBG’s North American Field Operations from October 2005 to December 2006. Prior to that, Mr. King served as Senior Vice President and General Manager of PBG’s Mid-Atlantic Business Unit from October 2002 to October 2005. From 2001 to October 2002, he served as Senior Vice President, National Sales and Field Marketing. In 1999, he was appointed Vice President, National Sales and Field Marketing. Mr. King joined Pepsi-Cola North America in 1989 as a Business Development Manager and has held a variety of other field and headquarters-based sales and general management positions.	United States

Yiannis Petrides

Yiannis Petrides is the President of PBG Europe. He was appointed to this position in June 2000, with responsibilities for our operations in Spain, Greece, Turkey and Russia. Prior to that, Mr. Petrides served as Business Unit General Manager for PBG in Spain and Greece. Mr. Petrides joined PepsiCo in 1987 in the international beverage division. In 1993, he was named General Manager of Frito-Lay’s Greek operation with additional responsibility for the Balkan countries. In 1995, Mr. Petrides was appointed Business Unit General Manager for Pepsi Beverages International’s bottling operation in Spain. Mr. Petrides additionally serves on the Board of Directors of Campofrio Food Group, S.A.

Cyprus

Steven M. Rapp	Steven M. Rapp was appointed Senior Vice President, General Counsel and Secretary in January 2005. Mr. Rapp previously served as Vice President, Deputy General Counsel and Assistant Secretary from 1999 through 2004. Mr. Rapp joined PepsiCo as a corporate attorney in 1986 and was appointed Division Counsel of Pepsi-Cola Company in 1994.	United States

INTERESTS OF CERTAIN PERSONS IN THE MERGER

PepsiCo and Metro

Except as otherwise set forth elsewhere in this proxy statement/prospectus: (a) none of PepsiCo or Metro or, to the knowledge of PepsiCo or Metro, any executive officer, director, affiliate, associate or majority owned subsidiary of PepsiCo or Metro (other than PBG and its subsidiaries), beneficially owns or has a right to acquire any shares or any other securities of PBG; (b) none of PepsiCo or Metro or, to the knowledge of PepsiCo or Metro, any executive officer, director, affiliate, associate or majority owned subsidiary of PepsiCo or Metro (other than PBG and its subsidiaries), has effected any transaction in the shares or any other securities of PBG during the past 60 days; (c) none of PepsiCo or Metro or, to the knowledge of PepsiCo or Metro, any executive officer, director, affiliate, associate or majority owned subsidiary of PepsiCo or Metro (other than PBG and its subsidiaries), has any agreement, arrangement or understanding with any other person with respect to the shares or any other securities of PBG (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this proxy statement/prospectus, there have been no transactions between PepsiCo or Metro or, to the knowledge of PepsiCo or Metro, any executive officer, director, affiliate, associate or majority owned subsidiary of PepsiCo or Metro (other than PBG and its subsidiaries), on the one hand, and PBG or any of its executive officers, directors, controlling stockholders or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (e) during the two years before the date of this proxy statement/prospectus, there have been no contacts, negotiations or transactions between PepsiCo or Metro or, to the knowledge of PepsiCo or Metro, any executive officer, director, affiliate, associate or majority owned subsidiary of PepsiCo or Metro (other than PBG and its subsidiaries), on the one hand, and PBG or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Ownership of PBG Common Stock by Certain PepsiCo Officers

As of the record date, three executive officers of PepsiCo held, in the aggregate, 1,648 shares of PBG common stock. Further details regarding these holdings are set forth in the table below:

Name and Position	Number of Shares of PBG Common Stock Held	Percentage of Total Outstanding Shares of PBG Common Stock
Peter Bridgman(1)	120	*
Senior Vice President and Controller, PepsiCo

John C. Compton(2)	728	*
Chief Executive Officer, PepsiCo America Foods

Cynthia M. Trudell(3)	800	*
Senior Vice President, Chief Personnel Officer, PepsiCo

*	Less than 1%
1.	All 120 shares are held by relatives of Mr. Bridgman, with Mr. Bridgman named as custodian. Mr. Bridgman has informed PepsiCo that he currently intends to vote all of these shares in favor of the proposal to adopt the merger agreement.
2.	Mr. Compton retains sole voting and investment power over these deferred shares which are held under deferred compensation arrangements and will be settled in shares of PBG common stock when Mr. Compton ceases service as a Director of PBG.
3.	Ms. Trudell retains sole voting and investment power over these deferred shares which are held under deferred compensation arrangements and will be settled in shares of PBG common stock when Ms. Trudell ceases service as a Director of PBG.

PBG

In considering the recommendation of the PBG Board that PBG stockholders vote for the adoption of the merger agreement, PBG stockholders should be aware that PBG directors and executive officers may have interests in the merger that may be different from, or in addition to, their interests as stockholders of PBG. PBG’s board of directors was aware of these interests and took them into account in its decision to adopt the merger agreement and approve the transactions contemplated by the merger agreement. These interests relate to or arise from the following:

PBG Directors

Certain members of PBG’s board of directors are affiliated with PepsiCo and its affiliates and, due to their actual or potential conflicts of interest in evaluating the merger, recused themselves from all board deliberations relating to the merger agreement and merger, and abstained from voting on the approval of the merger agreement. The directors who recused themselves from all board deliberations relating to the merger agreement and merger, and who abstained from voting on the approval of the merger agreement, are John C. Compton, Chief Executive Officer of PepsiCo Americas Foods (an operating unit of PepsiCo) and Cynthia M. Trudell, Senior Vice President, Chief Personnel Officer of PepsiCo.

Options to Purchase Shares

As of the record date, 11 executive officers and directors of PBG held vested options to purchase an aggregate of approximately 1,206,071 shares of PBG common stock, and seven executive officers and directors held unvested options to purchase an aggregate of approximately 1,925,249 shares of PBG common stock. Each outstanding option to acquire PBG common stock granted under a PBG equity compensation plan or arrangement, whether or not exercisable or vested, will be converted automatically at the effective time of the merger into an option to purchase PepsiCo common stock, on the same terms and conditions, except that:

•

the number of shares of PepsiCo common stock subject to the new PepsiCo option will be equal to the product of (a) the number of shares of PBG common stock subject to the PBG stock option and (b) the closing exchange ratio, rounded down to the nearest whole share; and

•

the exercise price per share of PepsiCo common stock subject to the new PepsiCo option will be equal to (a) the exercise price per share of PBG common stock under the PBG stock option divided by (b) the closing exchange ratio, rounded up to the nearest cent.

For purposes of the option conversion, in compliance with Section 409A of the Code, PepsiCo and PBG have agreed that the closing exchange ratio will be equal to the quotient of (a) the closing price of a share of PBG common stock on the business day immediately before the effective time of the merger divided by (b) the closing price of a share of PepsiCo common stock on the business day immediately before the effective time of the merger.

Restricted Stock Units

As of the record date, seven executive officers of PBG held unvested restricted stock units (“RSUs”) with respect to approximately 501,383 shares of PBG common stock and 16,727 dividend equivalent units corresponding to dividend equivalents credited with respect to such unvested RSUs. With respect to such outstanding RSUs and associated accrued dividend equivalent units, seven executive officers held unvested RSUs that were subject to vesting based on the attainment of performance conditions with respect to approximately 489,880 shares of PBG common stock and 16,104 accrued dividend equivalent units associated with such RSUs. As of the record date, no non-employee directors held RSUs.

Each outstanding RSU with respect to PBG common stock granted under a PBG equity compensation plan or arrangement (and any associated dividend equivalent units) held by an executive officer will be adjusted automatically at the effective time of the merger so that its holder will be entitled to receive, upon settlement thereof, a number of shares of PepsiCo common stock (or cash in an amount equal to the aggregate value of such shares), on the same terms and conditions, equal to the product of (a) the number of shares of PBG common stock with respect to the PBG RSU (and any associated dividend equivalent units) and (b) 0.6432, rounded down to the nearest whole share. In the case of any PBG RSU (and any associated dividend equivalent units) that is subject to vesting based on the attainment of performance conditions, (a) a number of shares of PBG common stock underlying such PBG RSU (and any associated dividend equivalent units) equal to the number of shares of PBG common stock deemed deliverable in respect of such award based on target level of performance will be converted into a right to receive PepsiCo common stock as described in the foregoing sentence and (b) following the conversion of such award at the effective time of the merger into a right to receive PepsiCo common stock, such award will vest based solely on the continued service of the executive officer.

Phantom Stock Units

As of the record date, eight non-employee directors of PBG held vested rights that may be settled in shares of PBG common stock issued under a PBG equity compensation plan or arrangement (“phantom stock units” or deferred shares) with respect to approximately 49,447 shares of PBG common stock and 3,163 dividend equivalent units with respect to such phantom stock units. All outstanding phantom stock units (and any associated dividend equivalent units) held by a non-employee director will be adjusted automatically at the effective time of the merger so that the holder will be entitled to receive, upon settlement thereof, a number of shares of PepsiCo common stock (or cash in an amount equal to the aggregate value of such shares), on the same terms and conditions, equal to the product of (a) the number of shares of PBG common stock with respect to the PBG phantom stock units (and any associated dividend equivalent units) and (b) 0.6432, rounded down to the nearest whole share. As of the record date, no executive officers held phantom stock units that may be settled in shares of PBG common stock.

Restricted Stock Awards

As of the record date, two non-employee directors of PBG held restricted stock awards (“RSAs”) for approximately 2,898 shares of PBG common stock with an approximate aggregate value of 109,284 based on an equivalent price per share of 37.71. All outstanding RSAs are vested, but the RSAs remain subject to restrictions on transfer until the non-employee director ceases to serve as a director of PBG. The service of each non-employee director of PBG will cease at the effective time of the merger. Each RSA represents an outstanding share of PBG common stock and will be converted automatically at the effective time of the merger into the merger consideration, consisting of either 0.6432 of a share of PepsiCo common stock or $36.50 in cash, without interest, as validly elected by the holder of such RSA, subject to the same election and proration procedures as applicable to a holder of unrestricted PBG common stock and as described under “The Merger Agreement—Election Procedure” and “The Merger Agreement—Proration” beginning on pages 128 and 130 of this proxy statement/prospectus, respectively.

PBG Retention Agreements

PBG has entered into retention agreements (the “PBG Retention Agreements”) with PBG’s seven executive officers. The PBG Retention Agreements provide payments and benefits in the context of a termination of the executive’s employment by PBG without cause or a resignation by the executive for good reason, in each case during the two-year period following a change in control of PBG. The merger would constitute a change of control for purposes of the PBG Retention Agreements.

Subsequent to adoption of the merger agreement and approval of the transactions contemplated thereunder by the PBG Board, PepsiCo entered into retention agreements with each of Eric J. Foss, Victor L. Crawford and John L. Berisford. The retention agreements between PepsiCo and Messrs. Foss, Crawford and Berisford supersede their respective PBG Retention Agreements, and will become effective upon completion of the merger. The PBG Retention Agreements between PBG and the other executive officers will remain in effect. The retention agreements between PepsiCo and Messrs. Foss, Crawford and Berisford are described below on page 183 of this proxy statement/prospectus. The following is a description of the PBG Retention Agreements with each of the executive officers, including Messrs. Foss, Crawford and Berisford.

Under the PBG Retention Agreements “good reason” is defined as:

•

a material reduction in the authority, duties, titles or responsibilities held by the executive immediately prior to the occurrence of the change in control or any assignment to the executive of duties or responsibilities that are materially inconsistent with the executive’s status, offices, titles and reporting relationships as in effect immediately prior to the occurrence of the change in control;

•

(a) a reduction in the executive’s annual base salary (other than a reduction that (i) is generally applicable on the same basis to all similarly situated senior executives of PBG and (ii) does not result, when aggregated with any previous reductions in annual base salary, in an annual base salary that is less than 90% of the executive’s annual base salary as in effect immediately prior to the occurrence of the change in control), (b) a material reduction in the executive’s target annual bonus, other than a reduction that is generally applicable on the same basis to all similarly situated senior executives of PBG and (c) a material reduction in the executive’s employee benefits in the aggregate (without regard to annual bonuses);

•

a change of the executive’s principal place of employment to a location more than 35 miles from the executive’s principal place of employment immediately prior to the occurrence of the change in control;

•

a failure of PBG to pay the executive any compensation when due, other than an inadvertent and isolated failure not occurring in bad faith that is remedied within ten days after receipt of notice thereof given by the executive;

•

delivery by PBG of a written notice to the executive relating to the termination of the executive’s employment for any reason, other than cause or disability, regardless of whether such termination is intended to become effective during or after the two-year period following the change in control; or

•

a failure by PBG to require any successor to all or substantially all of the business or assets of PBG to assume and agree to perform the agreement in the same manner and to the same extent that PBG would have been required to perform it if no such succession had taken place.

Under the merger agreement, PepsiCo has agreed that each of Eric J. Foss, Alfred H. Drewes, Steven M. Rapp and John L. Berisford will be deemed to be entitled to terminate his employment with PBG for good reason (as defined in the applicable PBG Retention Agreement), effective as of the effective time of the merger and, upon such termination, will be entitled to receive the termination payments and benefits under PBG’s employee plans, including the applicable PBG Retention Agreement.

If terminated or separated from PBG under the circumstances set forth above, an executive would be entitled to the following severance payments and benefits under a PBG Retention Agreement, provided that the executive executes an irrevocable separation agreement:

•	a lump-sum cash severance payment equal to two times the sum of (a) the executive’s base salary in effect on the date of termination and (b) the target annual bonus for the year of termination;

•	a prorated target annual bonus for the year of termination;

•	reimbursement for the cost of continued medical, dental and vision coverage for up to 24 months;

•	the accelerated vesting or settlement, as applicable, of all outstanding equity-based, equity-related and other long-term incentive awards;

•	reimbursement up to $50,000 for the cost of outplacement services; and

•

early retirement benefits (consisting of a lump-sum cash payment based on standard early retirement benefit formulas under PBG’s retirement plans, as well as retiree medical coverage and retiree life insurance coverage), provided that the executive has been credited with at least 10 years of service and has attained an age of at least 50 at the time of the executive’s termination of employment.

For purposes of Section 280G of the Code, payments under the PBG Retention Agreements will be reduced if the executive would receive a greater after-tax benefit than would be payable if no reduction were to be made.

The PBG Retention Agreements also provide that, for two years following termination, the executive will not compete with PBG, solicit or hire any employee of PBG, solicit any customer or prospective customer of PBG or interfere with any relationship between PBG and its customers or prospective customers.

Upon the termination of an executive officer without cause, or resignation for good reason, following a change in control, the executive officer who has entered into a PBG Retention Agreement would be entitled to the following payments and benefits from PBG, assuming a change in control date on or before March 1, 2010 and a termination date of March 1, 2010:

Name	Lump-Sum Cash Severance(1)	Prorated Target Bonus(2)	Reimbursement for Medical, Dental and Vision Coverage		Accelerated Vesting and Settlement of Equity-Based Awards – RSU(3)		Accelerated Vesting and Settlement of Equity- Based Awards – Stock Options(3)	Reimbursement for Outplacement Services	Value of Early Retirement Benefits(5)
John L. Berisford(7)	$1,382,500	$49,375	$39,568		$2,686,556		$789,441	$50,000	$0
Victor L. Crawford(7)	1,572,500	60,208	44,285		2,404,880		980,345	50,000	0
Alfred H. Drewes	1,776,000	68,000	40,201		2,997,342		986,792	50,000	2,466,000
Eric J. Foss(7)	5,000,000	250,000	39,568		12,358,204		8,519,891	50,000	4,678,000
Robert C. King	2,100,000	87,500	44,285		3,196,790		1,177,696	50,000	1,531,000
Yiannis Petrides(8)	2,649,200	101,433	N/A	(6)	5,619,465		986,792	50,000	2,838,000
Steven M. Rapp	1,365,000	48,750	44,285		1,942,180	(4)	789,441	50,000	0

1	The lump-sum cash severance amount shown above does not reflect any downward adjustment that may be made pursuant to the terms of the PBG Retention Agreement to reduce cash amounts payable to the executive if, doing so, would result in a better net after-tax economic position for the executive in light of the impact of Section 280G of the Code.

2	The prorated target bonus amount reflects a prorated payout of the target bonus based on the executive officer’s employment for two months of the twelve month performance period in fiscal year 2010. The amount is determined by multiplying the full target bonus amount by a fraction, the numerator of which is the executive’s period of active employment (two months) and the denominator of which is 12.

3	Based on a stock price of $36.50. These amounts do not include the value of (i) annual equity awards granted on March 1, 2007 to each of the executive officers and (ii) one-third of the stock option awards granted on March 1, 2008 and March 1, 2009 to each of the executive officers, all of which vest automatically on March 1, 2010 in accordance with the terms of the governing agreements without regard to a change in control.

4	In addition, on March 1, 2010, Mr. Rapp, as a retirement eligible executive, will automatically vest in one-third of the RSU award granted to him on March 1, 2009 in accordance with the terms of the governing agreements without regard to a change in control. The amounts shown above do not include the value of these restricted stock units.

5	All values reflect interest rates effective as of November 2009. As of March 1, 2010, Messrs. Berisford and Crawford would not be eligible for early retirement benefits under the terms of the PBG Retention Agreement. Mr. Rapp is currently eligible for early retirement benefits and, therefore, would not receive any incremental early retirement benefits under the terms of the PBG Retention Agreement.

6	PBG will reimburse Mr. Petrides for his costs of continued medical coverage in Greece for two years in an amount that is not anticipated to exceed $45,000.

7	As discussed above, the retention agreement between PepsiCo and Messrs. Foss, Crawford and Berisford which will become effective upon completion of the merger, supersedes their respective PBG Retention Agreements, including any amounts payable thereunder.

8	The Lump Sum Cash Severance and Prorated Target Bonus amounts for Mr. Petrides are paid to him in euros and were translated into U.S. dollars using an exchange rate of 1.44 U.S. dollars/euro, which was the rate in effect as of January 8, 2010.

Executive Income Deferral Program, Supplemental Savings Program and 401(k) Plans

As of the record date, five executive officers held rights equivalent to 152,708 shares under the PBG Executive Income Deferral Program and Supplemental Savings Program that will be settled in cash and the value of which fluctuates based on the value of PBG common stock. All of the rights are vested and the payout of such rights will not be affected by a change in control of PBG.

As of the record date, six executive officers were invested in 36,492 shares of PBG common stock under PBG’s 401(k) Plans.

Director Deferral Program

As of the record date, one non-employee director held rights under the PBG Director Deferral Program that will be settled in cash and the value of which fluctuates based on the value of PBG common stock. All of the rights are vested and the payout of such rights will not be affected by a change in control of PBG.

Recent Transactions

Neither PBG nor any executive officer, director, affiliate or subsidiary of PBG, nor any of PBG’s or any subsidiary’s pension, profit sharing, or similar plan, has engaged in any transaction in PBG common stock during the sixty (60) days ending January 4, 2010, except for the transactions made by the following directors and executive officers of PBG:

Name	Date of Transaction	Number of Shares		Price
Linda G. Alvarado	11/16/2009	70,700	(1)	$37.87
Barry H. Beracha	11/11/2009	89,589	(1)	$38.00
John L. Berisford	11/30/2009	50,794	(1)	$38.05
Alfred H. Drewes	11/30/2009	100,011	(1)	$38.05
	12/01/2009	343,000	(1)	$38.31
	1/1/2010	1,639	(2)	$37.50
Eric J. Foss	11/11/2009	369,147	(1)	$38.00
Ira D. Hall	11/11/2009	25,355	(1)	$38.00
Robert C. King	11/19/2009	193,913	(1)	$37.71
Susan D. Kronick	11/11/2009	42,185	(1)	$38.00
Blythe J. McGarvie	11/11/2009	36,720	(1)	$38.00
	1/1/2010	3,598	(3)	$0.00
John A. Quelch	1/1/2010	507	(4)	$37.50
	1/4/2010	6	(4)	$37.71
Yiannis Petrides	11/30/2009	45,000	(5)	$38.04
Steven M. Rapp	11/27/2009	270,329	(1)	$37.89

(1)	Transaction involved the exercise of PBG stock options and the subsequent sale of the underlying shares of PBG common stock.

(2)	Mr. Drewes disposed of PBG phantom stock units held in his account under the PBG Executive Income Deferral Program.

(3)	3,598 PBG phantom stock units held by Ms. McGarvie under deferred compensation arrangements were settled for an equal number of shares of PBG common stock.

(4)	Mr. Quelch acquired PBG phantom stock units under the PBG Director Deferral Program as a result of his election to defer receipt of his 2009 retainer and fees.

(5)	Mr. Petrides sold shares of PBG common stock.

All of the above transactions were conducted pursuant to Rule 10b5-1 plans which were entered into at least 30 days prior to the date of the relevant transaction(s).

Indemnification and Insurance

The merger agreement provides that PepsiCo will:

(a) indemnify and hold harmless each present and former director and officer of PBG in respect of acts or omissions occurring at or prior to the effective time of the merger, in each case to the fullest extent permitted under Delaware law or any other applicable law or provided under PBG’s certificate of incorporation or bylaws,

(b) cause to be maintained in effect in the surviving entity’s certificate of incorporation and bylaws provisions regarding elimination of liability of directors, indemnification of directors, officers and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence in PBG’s certificate of incorporation and bylaws on the date of the merger agreement,

(c) cause to be maintained in effect in accordance with its terms each indemnification agreement between PBG and any officer or director of PBG in effect as of the date of the merger agreement, and

(d) if PBG is unable to do so prior to the effective time of the merger, cause the surviving entity in the merger to obtain and fully pay the premium for extension of (i) the directors’ and officers’ liability coverage of the existing PBG directors’ and officers’ insurance policies and (ii) PBG’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from the effective time of the merger with respect to any claim in respect of acts or omissions occurring prior to the effective time of the merger and with terms that are reasonably acceptable to PepsiCo and that are, with respect to coverage and amount, no less favorable than those of PBG’s existing insurance policies.

If PBG or the surviving entity fails to obtain such “tail” insurance policies as of the effective time of the merger, the surviving entity shall provide, for a period of six years after the effective time of the merger, directors’ and officers’ liability insurance and fiduciary liability insurance in respect of acts or omissions occurring prior to the effective time of the merger, in each case on terms with respect to coverage and amount no less favorable than those of PBG’s existing insurance policies. However, the surviving entity shall not be obligated to pay in the aggregate in excess of 250% of the amount per annum PBG paid in its last full policy year. If the aggregate premiums of such directors’ and officers’ liability insurance and fiduciary liability insurance exceed such amount, the surviving entity shall be obligated to obtain directors’ and officers’ liability insurance and fiduciary liability insurance with the greatest coverage available, with respect to matters occurring prior to the effective time of the merger, for a cost not exceeding such amount.

PepsiCo Retention Agreements

PepsiCo Retention Agreement with Eric J. Foss

PepsiCo entered into a retention agreement, dated October 2, 2009, with Eric J. Foss, the current Chairman of the PBG Board and PBG’s Chief Executive Officer. The agreement becomes effective upon completion of the merger and supersedes Mr. Foss’ PBG Retention Agreement described above. In exchange for this new PepsiCo retention agreement, Mr. Foss has agreed to waive any rights to severance payments or benefits under his PBG Retention Agreement.

The PepsiCo retention agreement provides for a term of employment commencing upon completion of the merger and ending on the second anniversary thereof, unless sooner terminated in accordance with the terms of the agreement. During the term, Mr. Foss will serve as the Chief Executive Officer of PepsiCo Bottling North America. PepsiCo Bottling North America, or PBNA, is the business unit that PepsiCo currently plans to form effective upon closing of the merger that will comprise all current PAS and PBG operations in the United States, Canada and Mexico. Along with Robert C. Pohlad, PAS’ current chairman and CEO, Indra K. Nooyi, PepsiCo’s current chairman and CEO, and Craig E. Weatherup, PBG’s founding chairman and CEO, Mr. Foss will serve on a special advisory board that PepsiCo will establish upon completion of the merger in order to facilitate a smooth integration of the PAS and PBG bottling businesses. Mr. Foss will report directly and exclusively to PepsiCo’s CEO.

Upon completion of the merger, all of Mr. Foss’ outstanding equity-based, equity-related and other long-term incentive awards granted by PBG prior to the effective time will become fully vested, exercisable or settled, as applicable. On the first business day of the calendar quarter following completion of the merger, Mr. Foss will receive a special integration equity award of PepsiCo performance stock units having a target aggregate value of $2,500,000. Subject to Mr. Foss’ continued employment, a portion of the special integration equity award will vest on each of the first and second anniversaries of the merger based on the level of achievement of certain PBNA synergy targets to be established by PepsiCo’s board of directors for the first and second years following the merger.

As compensation for Mr. Foss’ services during the term, including his service on the special advisory board, Mr. Foss will receive an annual base salary of not less than $1,000,000. For each fiscal year ending during the term, Mr. Foss will also be eligible to earn a target annual bonus equal to 150% of his annual base salary based on attainment of performance goals established for such fiscal year by PepsiCo’s board of directors under PepsiCo’s annual incentive compensation plan applicable to its senior executives. Mr. Foss’ 2010 annual bonus will be limited to 100% of his target annual bonus unless Mr. Foss achieves the PBNA synergy targets to be established for the first year following the merger. During the term, Mr. Foss will also be eligible for annual equity awards with a target aggregate value of not less than $2,100,000 and with terms and conditions no less favorable than those provided to similarly situated PepsiCo executives. Half the value of each such annual equity award will be granted in the form of stock options and half will be granted in the form of performance stock units. Mr. Foss’ 2010 annual equity award will vest on the second anniversary of the grant date, subject to his continued employment with PepsiCo. During the term, Mr. Foss is required to own a number of PepsiCo shares equal to six (6) times his annual base salary, consistent with PepsiCo’s stock ownership guidelines applicable to similarly situated senior executives.

If Mr. Foss’ employment is terminated or he voluntarily resigns during the two-year period following the merger, Mr. Foss will be entitled to the following severance payments and benefits under his PepsiCo retention agreement, provided he executes an irrevocable separation agreement:

•

a lump-sum cash severance payment equal to two times the sum of (a) his base salary in effect on the date of termination and (b) the target annual bonus for the year of termination, increased by interest at a rate equal to 120% of the applicable federal long-term rate from the date of the merger until the severance payment due date;

•	a prorated target annual bonus for the year of termination;

•	reimbursement for the cost of continued medical, dental and vision coverage for up to 24 months if his employment terminates other than as a result of death or disability;

•	reimbursement up to $50,000 for the cost of outplacement services if his employment terminates other than as a result of death or disability; and

•

early retirement benefits (consisting of a lump-sum cash payment based on standard early retirement benefit formulas under PBG’s retirement plans, retiree medical coverage and retiree life insurance coverage, pro-rata vesting of unvested annual long-term incentive awards granted after 2010, and the full term to exercise vested stock options granted after 2010).

In addition, if Mr. Foss’ employment is terminated by PepsiCo without cause prior to the second anniversary of the merger or he voluntarily resigns on or after the first anniversary of the merger but before the second anniversary, he will be entitled to a pro rata portion of his special integration equity award and 2010 annual equity award subject to achievement of the applicable performance targets.

For purposes of Section 280G of the Code, payments under Mr. Foss’ PepsiCo retention agreement will be reduced if he would receive a greater after-tax benefit than would be payable if no reduction were to be made. To the extent necessary to avoid taxes or penalties under Section 409A of the Code, payments to Mr. Foss will be subject to a six month delay on payment.

Mr. Foss’ PepsiCo retention agreement also provides that, for two years following termination, he will not compete with the PBNA business, solicit or hire any employee of PepsiCo or its affiliates, solicit any customer or prospective customer of PepsiCo or its affiliates or interfere with any relationship between PepsiCo and its affiliates and customers or prospective customers of PepsiCo and its affiliates.

PepsiCo Retention Agreement with Victor L. Crawford

PepsiCo entered into a retention agreement, dated October 16, 2009, with Victor L. Crawford, currently Senior Vice President of Global Operations and System Transformation of PBG. The agreement becomes effective upon completion of the merger and supersedes Mr. Crawford’s PBG Retention Agreement described above. In exchange for this new PepsiCo retention agreement, Mr. Crawford has agreed to waive any rights to severance payments or benefits under his PBG Retention Agreement. Mr. Crawford’s PepsiCo retention agreement provides that, as of the completion of the merger, Mr. Crawford will serve as the Executive Vice President, Operations and Systems Transformation of PBNA.

Upon completion of the merger, all of Mr. Crawford’s outstanding equity-based, equity-related and other long-term incentive awards granted by PBG prior to the effective time will become fully vested, exercisable or settled, as applicable. On the first business day of the calendar quarter following completion of the merger, Mr. Crawford will receive a retention equity award of PepsiCo restricted stock units having an aggregate value of $1,575,000. Half of the retention equity award will vest on each of the first and second anniversaries of the grant date, subject to Mr. Crawford’s continued employment.

Mr. Crawford’s PepsiCo retention agreement provides that, effective upon completion of the merger, Mr. Crawford will be entitled to receive an annual base salary at a rate of not less than $425,000. Subject to his continued employment with PepsiCo, Mr. Crawford will be eligible to earn a target annual bonus equal to a specified percentage of his annual base salary—85% for 2010, 75% for 2011 and 65% for subsequent years—and a target premium bonus equal to 30% of his annual base salary for each year beginning with 2010. Mr. Crawford’s actual annual and premium bonuses will be based on attainment of performance goals established for each year by PepsiCo’s board of directors under PepsiCo’s incentive compensation plans applicable to its senior executives. Each premium bonus Mr. Crawford earns will vest and be paid out in three equal annual installments subject to Mr. Crawford’s continued employment. Mr. Crawford will also be eligible for annual equity awards with a target aggregate value of not less than $800,000 and with terms and conditions no less favorable than those provided to similarly situated PepsiCo executives. Mr. Crawford will receive relocation assistance and benefits in connection with his relocation to the New York City metropolitan area.

In the event of a termination of Mr. Crawford’s employment by PepsiCo without cause, by Mr. Crawford for good reason or as a result of his death or disability prior to the second anniversary of the grant date of the retention equity award described above, any portion of the retention equity award that has not already vested will immediately vest. Under Mr. Crawford’s PepsiCo retention agreement, “good reason” is defined as:

•

a material reduction in Mr. Crawford’s target total base compensation (consisting of annual base salary, target annual bonus and target premium bonus) other than a reduction that is generally applicable on the same basis to all similarly situated executives of PepsiCo;

•

a failure of PepsiCo to pay Mr. Crawford any compensation when due, other than an inadvertent and isolated failure not occurring in bad faith that is remedied within ten days after receipt of notice thereof given by the executive;

•	delivery by PepsiCo of a written notice to Mr. Crawford relating to the termination of the executive’s employment for any reason, other than cause or disability; or

•

a failure by PepsiCo to require any successor to all or substantially all of the business or assets of PepsiCo to assume and agree to perform the agreement in the same manner and to the same extent that PepsiCo would have been required to perform it if no such succession had taken place.

If Mr. Crawford’s employment is terminated by PepsiCo without cause after the second anniversary of the grant date of the retention equity award, Mr. Crawford will be treated by PepsiCo with respect to severance in a manner consistent with other similarly situated PepsiCo executives at that time.

For purposes of Section 280G of the Code, payments under Mr. Crawford’s PepsiCo retention agreement will be reduced if he would receive a greater after-tax benefit than would be payable if no reduction were to be made. To the extent necessary to avoid taxes or penalties under Section 409A of the Code, payments to Mr. Crawford will be subject to a six month delay on payment.

Mr. Crawford’s PepsiCo retention agreement also provides that, for two years following termination, he will not compete with the PBNA business, solicit or hire any employee of PepsiCo or its affiliates, solicit any customer or prospective customer of PepsiCo or its affiliates or interfere with any relationship between PepsiCo and its affiliates and customers or prospective customers of PepsiCo and its affiliates.

PepsiCo Retention Agreement with John L. Berisford

PepsiCo entered into a retention agreement, dated October 14, 2009, with John L. Berisford, currently Senior Vice President of Human Resources of PBG. The agreement becomes effective upon completion of the merger and supersedes Mr. Berisford’s PBG Retention Agreement described above. In exchange for this new PepsiCo retention agreement, Mr. Berisford has agreed to waive any rights to severance payments or benefits under his PBG Retention Agreement.

The PepsiCo retention agreement provides for a term of employment commencing upon completion of the merger and ending on the second anniversary thereof, unless sooner terminated in accordance with the terms of the agreement. During the term, Mr. Berisford will serve as Senior Vice President, Human Resources & Integration of PBNA.

Upon completion of the merger, all of Mr. Berisford’s outstanding equity-based, equity-related and other long-term incentive awards granted by PBG prior to the effective time will become fully vested, exercisable or settled, as applicable.

During the term, Mr. Berisford will receive an annual base salary of not less than $425,000. For each fiscal year ending during the term, Mr. Berisford will be eligible to earn a target annual bonus equal to 65% of his annual base salary and a target premium bonus equal to 30% of his annual base salary based on attainment of performance goals established for such fiscal year by PepsiCo’s board of directors under PepsiCo’s incentive compensation plans applicable to its senior executives. Each premium bonus Mr. Berisford earns will vest and be paid out in three equal annual installments subject to Mr. Berisford’s continued employment. Mr. Berisford will also be eligible for an annual equity award with a target aggregate value of not less than $700,000 with terms and conditions no less favorable than those provided to similarly situated PepsiCo executives.

If Mr. Berisford’s employment is terminated by PepsiCo without cause, by Mr. Berisford for good reason or as a result of death or disability, in each case during the two-year period following the merger, or by Mr. Berisford for any reason during the second year following the merger, Mr. Berisford will be entitled to the following severance payments and benefits under his PepsiCo retention agreement, provided he executes an irrevocable separation agreement:

•	a lump-sum cash severance payment equal to two times the sum of (a) his base salary in effect on the date of termination and (b) the target annual and premium bonuses for the year of termination;

•	prorated target annual and premium bonuses for the year of termination;

•	reimbursement for the cost of continued medical, dental and vision coverage for up to 24 months if his employment terminates other than as a result of death or disability; and

•	reimbursement up to $50,000 for the cost of outplacement services if his employment terminates other than as a result of death or disability.

Under Mr. Berisford’s PepsiCo retention agreement, “good reason” is defined in the same manner as described above for Mr. Crawford’s PepsiCo retention agreement.

For purposes of Section 280G of the Code, payments under Mr. Berisford’s PepsiCo retention agreement will be reduced if he would receive a greater after-tax benefit than would be payable if no reduction were to be made. To the extent necessary to avoid taxes or penalties under Section 409A of the Code, payments to Mr. Berisford will be subject to a six month delay on payment.

Mr. Berisford’s PepsiCo retention agreement also provides that, for two years following termination, he will not compete with the PBNA business, solicit or hire any employee of PepsiCo or its affiliates, solicit any customer or prospective customer of PepsiCo or its affiliates or interfere with any relationship between PepsiCo and its affiliates and customers or prospective customers of PepsiCo and its affiliates.

RELATED PARTY TRANSACTIONS

Background of PepsiCo and its Subsidiaries’ Beneficial Ownership of Shares

In January 1999, PBG was incorporated in Delaware as a wholly owned subsidiary of PepsiCo to effect the separation of most of PepsiCo’s company-owned bottling businesses. On March 31, 1999, PBG became a publicly traded company. PepsiCo or its subsidiaries retained an aggregate equity interest in PBG representing approximately 35.4% of PBG’s common stock and 100% of PBG’s Class B common stock. As of the record date, PepsiCo or its subsidiaries own 70,066,458 shares of PBG common stock and all of the shares of PBG Class B common stock, representing approximately 31.7% of the outstanding shares of PBG common stock entitled to vote and approximately 38.6% of the combined voting power of the outstanding shares of PBG common stock and PBG Class B common stock.

PepsiCo also has approximately a 6.6% ownership interest in Bottling Group, LLC, PBG’s principal operating subsidiary. In accordance with Bottling Group, LLC’s Limited Liability Company Agreement, PepsiCo received a $73 million cash distribution from Bottling Group, LLC in 2008.

Commercial Relationships

PBG conducts its business primarily under franchise agreements with PepsiCo for a variety of PepsiCo brands. These franchise agreements give PBG the exclusive right to manufacture, sell and distribute beverage products of PepsiCo in authorized containers and to use the related trade names and trademarks in specified territories. PBG accounts for approximately 56% of all PepsiCo beverage products sold by bottlers in the United States.

While PBG manages all phases of its operations, including pricing of its products, PBG and PepsiCo exchange production, marketing and distribution information, which benefits both companies’ respective efforts to lower costs, improve quality and productivity and increase product sales. PBG has a significant ongoing relationship with PepsiCo and has entered into a number of significant transactions and agreements with PepsiCo. PBG purchases concentrate from PepsiCo, pays royalties related to Aquafina products, and manufactures, packages, sells and distributes cola and non-cola beverages under various bottling and fountain syrup agreements with PepsiCo. These agreements give PBG the right to manufacture, sell and distribute beverage products of PepsiCo in both bottles and cans, as well as fountain syrup in specified territories. PepsiCo has the right under these agreements to set prices of beverage concentrate, as well as the terms of payment and other terms and conditions under which PBG purchases such concentrate. Further, pursuant to the Master Bottling Agreement under which PBG manufactures, packages, sells and distributes cola beverages bearing the Pepsi-Cola and Pepsi trademarks in the United States, PBG is required to present certain business and financial plans to PepsiCo on an annual basis. PepsiCo is entitled to terminate the Master Bottling Agreement upon the occurrence of certain events including, among others, if any person or affiliated group acquires any right to acquire beneficial ownership of more than 15% of any class or series of the voting securities of PBG without the consent of PepsiCo. In addition, under a shared services agreement, PBG provides to, and receives various services from PepsiCo, including procurement of raw materials and certain administrative services.

Other significant transactions and agreements with PepsiCo include arrangements for marketing, promotional and advertising support, manufacturing services related to PepsiCo’s national account customers, an agreement related to the 2007 formation of PR Beverages Limited, a joint venture in Russia in which PBG holds a 60% ownership interest and PepsiCo holds a 40% ownership interest, and a Russia Snack Food Distribution Agreement pursuant to which the PR Beverages Limited venture purchases snack food products from Frito-Lay, Inc., a subsidiary of PepsiCo, for sale and distribution in the Russian Federation.

PepsiCo and PBG are also party to transaction agreements that provide certain indemnities to the parties, and provide for the allocation of tax and other assets, liabilities and obligations arising from periods prior to PBG’s initial public offering.

Other Transactions

PBG has also entered into various transactions with joint ventures in which PepsiCo holds an equity interest. In particular, PBG purchases tea concentrate and finished beverage products from the Pepsi/Lipton Tea Partnership, a joint venture between PepsiCo and Unilever, in which PepsiCo holds a 50% interest, and finished beverage products from the North American Coffee Partnership, a joint venture between PepsiCo and Starbucks in which PepsiCo holds a 50% interest. Total amounts paid or payable to the Pepsi/Lipton Tea Partnership by PBG were approximately $279 million and $260 million during 2008 and 2007, respectively. Total amounts paid or payable to the North American Coffee Partnership by PBG were approximately $278 million and $267 million during 2008 and 2007, respectively.

As a result of the formation of PR Beverages Limited, PBG’s Russian venture with PepsiCo, PepsiCo has agreed to contribute $83 million plus accrued interest to the venture in the form of property, plant and equipment. PepsiCo contributed $34 million and $15 million of this $83 million in 2008 and 2007, respectively.

During the second half of 2008, PepsiCo and PBG also completed a joint acquisition of JSC Lebedyansky for approximately $1.8 billion. JSC Lebedyansky was acquired 58.3% by PepsiCo and 41.7% by PR Beverages Limited. PBG and PepsiCo have an ownership interest in PR Beverages Limited of 60% and 40%, respectively. As a result, PepsiCo and PBG have acquired a 75% and 25% economic stake in JSC Lebedyansky, respectively.

The following income (expense) amounts are considered by PBG as related party transactions as a result of PBG’s relationship with PepsiCo and its affiliates, which includes transactions with the Pepsi/Lipton Tea Partnership and the North American Coffee Partnership(1):

	2008	2007
	(millions)
Net revenues:
Bottler incentives and other arrangements	$93	$66

Cost of Sales:
Purchases of concentrate and finished products, and royalty fees	$(3,451)	$(3,406)
Bottler incentives and other arrangements	542	582

Total cost of sales	$(2,909)	$(2,824)

Selling, delivery and administrative expenses:
Bottler incentives and other arrangements	$56	$66
Fountain service fee	187	188
Frito-Lay purchases	(355)	(270)
Shared services:
Shared services expense	(52)	(57)
Shares services revenue	7	8

Net shares services	(45)	(49)

Total selling, delivery and administrative expenses	$(157)	$(65)

Income tax benefit	$1	$7

1.	Data in table shown as of PBG’s and PepsiCo’s fiscal years, in each case ended December 27, 2008 and December 29, 2007.

There are certain manufacturing cooperatives whose assets, liabilities and results of operations are consolidated in PBG’s financial statements. Concentrate purchases from PepsiCo by these cooperatives not included in the table above were $140 million and $143 million in fiscal years 2008 and 2007, respectively.

Linda G. Alvarado, a member of the PBG Board, together with certain of her family members, wholly owns interests in several YUM Brands franchise companies that purchase beverage products from PBG. In the last two years, the total amount of these purchases from PBG is approximately $1.2 million.

Transactions with Bottlers in Which PepsiCo Holds an Equity Interest

PBG sells finished beverage products to other bottlers, including PAS and Pepsi Bottling Ventures LLC, in which PepsiCo owns an equity interest. These sales occur in instances where the proximity of PBG’s production facilities to the other bottlers’ markets or lack of manufacturing capability, as well as other economic considerations, make it more efficient or desirable for the other bottlers to buy finished product from PBG. PBG’s sales to such other bottlers, not included in the table above, were approximately $15 million and $13 million in fiscal years 2008 and 2007, respectively. PBG’s purchases from such other bottlers, not included in the table above, were approximately $1 million in each of fiscal years 2008 and 2007.

DESCRIPTION OF PEPSICO CAPITAL STOCK

The following description of the terms of PepsiCo’s capital stock is a summary only and is qualified by reference to the relevant provisions of North Carolina law and the PepsiCo amended and restated articles of incorporation and bylaws. Copies of the PepsiCo amended and restated articles of incorporation and bylaws are incorporated by reference and will be sent to holders of shares of PBG common stock upon request. See “Where You Can Find More Information” beginning on page 209 of this proxy statement/prospectus.

Authorized and Issued PepsiCo Stock

Under the PepsiCo amended and restated articles of incorporation, PepsiCo’s authorized common stock consists of 3,600,000,000 shares of common stock, 1 2/3 cents par value, and PepsiCo’s authorized convertible preferred stock consists of 3,000,000 shares of convertible preferred stock, no par value. As of January 4, 2010, there were 1,565,363,098 shares of common stock issued and outstanding, and there were 243,553 shares of convertible preferred stock issued and outstanding. Additional shares of PepsiCo’s existing authorized common stock are expected to be issued by PepsiCo in connection with the stock component of the merger consideration payable to PBG stockholders in the merger and to PAS stockholders in the PAS merger.

PepsiCo Common Stock

PepsiCo Common Stock Outstanding. The outstanding shares of PepsiCo common stock are, and the shares of PepsiCo common stock to be issued pursuant to the merger will be, duly authorized, validly issued, fully paid and non-assessable.

Voting Rights. Each holder of a share of PepsiCo common stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of stockholders.

Dividend Rights. Holders of PepsiCo common stock are entitled to receive dividends as may be declared from time to time by PepsiCo’s board of directors out of funds legally available therefor.

Rights Upon Liquidation. Holders of PepsiCo common stock are entitled to share pro rata, upon any liquidation, dissolution or winding up of PepsiCo in all remaining assets available for distribution to stockholders after payment or providing for PepsiCo’s liabilities and the liquidation preference of any outstanding PepsiCo convertible preferred stock.

Preemptive Rights. Holders of PepsiCo common stock do not have the right to subscribe for, purchase or receive new or additional capital stock or other securities.

PepsiCo Convertible Preferred Stock

As of January 4, 2010 there were 243,553 shares of convertible preferred stock issued and outstanding, which were held of record by 1,986 stockholders. The convertible preferred stock was issued, in connection with PepsiCo’s merger with the Quaker Oats Company, to Fidelity Trust Management Co., as trustee of the Quaker 401(k) plans for hourly and salaried employees, which subsequently merged into the PepsiCo 401(k) Plan for Salaried Employees and the PepsiCo 401(k) Plan for Hourly Employees. These shares are held in the Employee Stock Option Plan (the “PepsiCo ESOP”). If the shares of convertible preferred stock are transferred to any person other than a successor trustee, the shares of convertible preferred stock will automatically convert into shares of common stock.

Dividends. Subject to the rights of the holders of any PepsiCo stock ranking senior to the PepsiCo convertible preferred stock, holders of the PepsiCo convertible preferred stock are entitled to receive cumulative cash dividends when, as and if declared by the PepsiCo board of directors. Dividends of $5.46 per share per year accrue on a daily basis, payable quarterly in arrears on the fifteenth of January, April, July and October of each year to holders of record at the start of business on that dividend payment date.

Ranking. The convertible preferred stock ranks ahead of PepsiCo common stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of PepsiCo. So long as any shares of PepsiCo convertible preferred stock are outstanding, no dividend will be declared, paid or set apart for payment on any other series of stock of the same rank, unless dividends on the PepsiCo convertible preferred stock are declared, paid or set apart for payment. If full cumulative dividends on the PepsiCo convertible preferred stock have not been paid, PepsiCo will not pay any dividends or make any other distributions on any other class of stock or series of PepsiCo stock ranking junior until full cumulative dividends on the PepsiCo convertible preferred stock have been paid.

Voting Rights. Each holder of a share of convertible preferred stock is entitled to vote as one voting group with the holders of PepsiCo common stock on all matters submitted to stockholders. Each holder of a share of PepsiCo convertible preferred stock is entitled to a number of votes equivalent to the number of shares of PepsiCo common stock into which such share of PepsiCo convertible preferred stock could be converted on the relevant record date, rounded to the nearest one-tenth of a vote. Whenever the conversion price is adjusted for dilution, the voting rights of the PepsiCo convertible preferred stock will be similarly adjusted.

Except as otherwise required by law or PepsiCo’s amended and restated articles of incorporation, holders of the PepsiCo convertible preferred stock do not have any special voting rights and their consent is not required, except to the extent that they are entitled to vote with the holders of the PepsiCo common stock, for the taking of any corporate action. PepsiCo’s amended and restated articles of incorporation provide that the approval of at least two-thirds of the outstanding shares of the PepsiCo convertible preferred stock, voting separately as one voting group, is required to adopt any alteration, amendment or repeal of any provision of PepsiCo’s amended and restated articles of incorporation, if such alteration, amendment or repeal would adversely affect the rights, powers or preferences of the shares of PepsiCo convertible preferred stock.

Rights Upon Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of PepsiCo, subject to the rights of the holders of any of PepsiCo’s stock ranking senior to or on parity with the convertible preferred stock, the holders of the PepsiCo convertible preferred stock are entitled to receive, before any distribution is made to the holders of PepsiCo’s common stock or any other series of stock ranking junior, a liquidation preference in the amount of $78.00 per share, plus accrued and unpaid dividends. If the amounts payable with respect to the PepsiCo convertible preferred stock and any other stock of the same rank are not paid in full, the holders of the PepsiCo convertible preferred stock and any stock of equal rank will share pro rata in any distribution of assets. After payment of the full amount to which they are entitled, the holders of shares of PepsiCo convertible preferred stock will not be entitled to any further right or claim to any of the remaining assets of PepsiCo.

Neither the merger or consolidation nor the sale or other transfer of all or any portion of the assets of PepsiCo will be deemed to be a dissolution, liquidation or winding up of the affairs of PepsiCo, but the holders of PepsiCo convertible preferred stock will nevertheless be entitled to the rights as described under “—Consolidation or Merger” beginning on page 193 of this proxy statement/prospectus.

Mandatory Redemption by PepsiCo. PepsiCo must redeem the PepsiCo convertible preferred stock upon termination of the PepsiCo ESOP in accordance with the PepsiCo ESOP’s terms. PepsiCo will redeem all then outstanding shares of PepsiCo convertible preferred stock for an amount equal to the greater of $78.00 per share plus accrued and unpaid dividends or the fair market value of the shares of PepsiCo convertible preferred stock. PepsiCo, at its option, may make payment in cash or in shares of PepsiCo common stock (such shares to be valued for such purpose at their fair market value) or in a combination of shares and cash.

Optional Redemption by the Holders of PepsiCo Convertible Preferred Stock. Holders of the PepsiCo convertible preferred stock may elect to redeem their shares if PepsiCo enters into any consolidation or merger or similar business combination in which PepsiCo exchanges its common stock for property other than qualifying employer securities, as described below. Upon notice from PepsiCo of the agreement and the material terms of the transaction, each holder of PepsiCo convertible preferred stock will have the right to elect, by written notice to PepsiCo, to receive a cash payment upon consummation of the transaction equal to the greater of the fair market value of the shares of PepsiCo convertible preferred stock to be so redeemed or $78.00 per share plus accrued and unpaid dividends.

Additionally, holders of the PepsiCo convertible preferred stock may redeem their shares, upon certification to PepsiCo, as follows:

•

when and to the extent necessary for that holder to provide for distributions required to be made to participants under, or to satisfy an investment election provided to participants in accordance with, the Quaker ESOP, in which case, the redemption price will be the fair market value of the shares of PepsiCo convertible preferred stock to be so redeemed; or

•

when and to the extent necessary for such holder to make any payments of principal, interest or premium due and payable under (a) any loan agreement between the Quaker ESOP trustee and the lenders, (b) any refinancing of or substitution for the foregoing, or (c) any other indebtedness incurred by the holder for the benefit of the Quaker ESOP, and in the case of each of (a), (b) and (c), the redemption price will be the greater of the fair market value of the shares of PepsiCo convertible preferred stock to be so redeemed or $78.00 per share plus accrued and unpaid dividends.

Once shares of PepsiCo convertible preferred stock are called for redemption, dividends will cease to accrue on those shares, those shares will no longer be deemed to be outstanding and all rights in respect of those shares will cease, except the right to receive the redemption price. If less than all of the outstanding shares of PepsiCo convertible preferred stock are to be redeemed, PepsiCo will either redeem a portion of the shares of each holder pro rata or will select the shares to be redeemed by lot, at the election of the PepsiCo board of directors.

Conversion Rights. On or prior to any date fixed for redemption, holders of PepsiCo convertible preferred stock may elect to convert any or all of their shares into shares of PepsiCo common stock at a conversion rate per share equal to the ratio of: (i) $78.00 to (ii) $15.7180, which amount, in the case of (ii), shall be subject to adjustment for dilution. In respect of any shares of PepsiCo convertible preferred stock to be converted by the holder into shares of PepsiCo common stock, PepsiCo will not be obligated to pay any declared dividends if the applicable dividend payment date for such dividend is subsequent to the effective date of conversion of such shares. Cash will be paid in lieu of fractional shares of PepsiCo common stock. PepsiCo is required to reserve and keep available out of its authorized and unissued common stock, solely for the purpose of issuance on conversion of shares of PepsiCo convertible preferred stock, the number of shares of PepsiCo common stock as is issuable upon conversion of all of the shares of PepsiCo convertible preferred stock.

Consolidation or Merger. If PepsiCo consummates a consolidation or merger or similar business combination in which the outstanding shares of PepsiCo common stock are exchanged solely for, or converted solely into, stock that constitutes “employer securities” within the meaning of Section 409(l) of the Code, and “qualifying employer securities” within the meaning of Section 407(d)(5) of the Employee Retirement Income Security Act of 1974, as amended, then the shares of PepsiCo convertible preferred stock of that holder will be converted into and exchanged for preferred stock of the issuer of such securities. Insofar as is possible, the preferred stock will have the same powers, preferences and rights that the PepsiCo convertible preferred stock had immediately prior to such transaction.

If PepsiCo consummates a consolidation or merger or similar business combination in which the outstanding shares of PepsiCo common stock are exchanged solely for or converted into other stock or securities or cash or any other property, or any combination, other than any consideration which is constituted solely of qualifying employer securities, then the outstanding shares of PepsiCo convertible preferred stock will be deemed to have been automatically converted immediately prior to the completion of such transaction into the number of shares of PepsiCo common stock into which such shares of PepsiCo convertible preferred stock could have been converted at such time. Each share of PepsiCo convertible preferred stock will be converted into or exchanged for the aggregate amount of stock, securities, cash or other property receivable by a holder of the number of shares of PepsiCo common stock into which such shares of PepsiCo convertible preferred stock could have been converted immediately prior to such transaction. Under these circumstances, each holder would have the right to redeem the PepsiCo convertible preferred stock as described under “—Optional Redemption by the Holders of PepsiCo Convertible Preferred Stock” beginning on page 192 of this proxy statement/prospectus.

The convertible preferred stock ranks senior to the PepsiCo common stock as to the payment of dividends and the distribution of assets on liquidation, dissolution or winding up of PepsiCo.

Preemptive Rights. Holders of the PepsiCo convertible preferred stock do not have the right to subscribe for, purchase or receive new or additional capital stock or other securities.

Transfer Agent and Registrar

The Bank of New York Mellon is the transfer agent and registrar for PepsiCo common stock and PepsiCo convertible preferred stock.

Stock Exchange Listing

It is a condition to the merger that the shares of PepsiCo common stock issuable in the merger be approved for listing on the New York Stock Exchange, subject to official notice of issuance. If the merger is completed, PBG common stock will cease to be listed on any stock exchange and will be deregistered under the Exchange Act.

COMPARATIVE RIGHTS OF STOCKHOLDERS

The rights of PBG stockholders are currently governed by Delaware law and PBG’s amended and restated certificate of incorporation and bylaws. The rights of PepsiCo stockholders are currently governed by North Carolina law and the PepsiCo amended and restated articles of incorporation and bylaws. Following completion of the merger, the rights of PBG stockholders who become stockholders of PepsiCo in the merger will be governed by North Carolina law and the PepsiCo amended and restated articles of incorporation and bylaws.

The following discussion summarizes the material differences between the current rights of PBG stockholders and the rights they will have as PepsiCo stockholders if they receive PepsiCo common stock in the merger but does not purport to be a complete statement of all such differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. The following comparison of stockholders’ rights is necessarily a summary and is not intended to be complete or to identify all differences that may, under given situations, be material to PBG stockholders. This summary is qualified in its entirety by reference to Delaware law, North Carolina law, PBG’s amended and restated certificate of incorporation and bylaws and PepsiCo’s amended and restated articles of incorporation and bylaws.

Authorized Capital Stock

PepsiCo. PepsiCo’s authorized capital stock consists of 3,600,000,000 shares of common stock, par value 1 2/3 cents per share, and 3,000,000 shares of convertible preferred stock, without par value.

PBG. The authorized capital stock of PBG consists of (i) 900,000,000 shares of PBG’s common stock, par value $0.01 per share, (ii) 100,000 shares of PBG’s Class B common stock, par value $0.01 per share, and (iii) 20,000,000 shares of preferred stock, par value $0.01 per share. PBG’s amended and restated certificate of incorporation authorizes the PBG Board to authorize the issuance of one or more series of preferred stock and to fix by resolution the voting powers and other terms of such preferred stock. As of the record date, the most recent practicable date prior to the date of this proxy statement/prospectus, 221,183,719 shares of PBG common stock (of which 70,066,458 were held by PepsiCo or its subsidiaries) and 100,000 shares of PBG Class B common stock (all of which were held by PepsiCo or its subsidiaries) were issued and outstanding, and 1,000,000 shares of preferred stock had been designated as Series A Preferred Stock in connection with PBG’s stockholder rights agreement.

Voting Rights

PepsiCo. Each holder of PepsiCo common stock is entitled to one vote per share of PepsiCo common stock. Each holder of PepsiCo convertible preferred stock is entitled to a number of votes equivalent to the number of shares of PepsiCo common stock into which such shares of PepsiCo convertible preferred stock could be converted as of the applicable record date, rounded to the nearest one-tenth of a vote. Each share of PepsiCo convertible preferred stock is convertible into 4.9625 shares of PepsiCo common stock, subject to adjustment for dilution. See “Description of PepsiCo Capital Stock—PepsiCo Convertible Preferred Stock” beginning on page 191 of this proxy statement/prospectus for further detail regarding the PepsiCo convertible preferred stock.

Each holder of PepsiCo convertible preferred stock is entitled to vote on all matters submitted to a vote of the stockholders of PepsiCo, voting together with the holders of common stock as a single voting group. Except as otherwise required by law or PepsiCo’s amended and restated articles of incorporation, holders of the PepsiCo convertible preferred stock do not have any special voting rights and their consent is not required, except to the extent that they are entitled to vote with the holders of the PepsiCo common stock, for the taking of any corporate action. PepsiCo’s amended and restated articles of incorporation provide that the approval of at least two-thirds of the outstanding shares of the PepsiCo convertible preferred stock, voting separately as a voting group, is required to adopt any alteration, amendment or repeal of any provision of PepsiCo’s amended and restated articles of incorporation, if such alteration, amendment or repeal would adversely affect the rights, powers or preferences of the shares of PepsiCo convertible preferred stock.

PBG. Under PBG’s amended and restated certificate of incorporation, the holders of PBG’s common stock and Class B common stock vote together as a single class. Each share of PBG’s common stock is entitled to one vote and each share of PBG’s Class B common stock is entitled to 250 votes.

Cumulative Voting

PepsiCo. As a “public corporation” under applicable North Carolina law and under PepsiCo’s amended and restated articles of incorporation, PepsiCo stockholders do not have the right to cumulate their vote for the election of directors.

PBG. Under Delaware law, stockholders of a Delaware corporation do not have the right to cumulate their votes in the election of directors, unless that right is granted in the certificate of incorporation of the corporation. PBG’s amended and restated certificate of incorporation does not permit cumulative voting.

Dividends

PepsiCo. North Carolina law generally provides that a corporation may make distributions to its stockholders unless (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights of stockholders whose preferential rights are superior to those receiving the distribution.

Subject to the rights of the holders of any PepsiCo stock ranking senior to the PepsiCo convertible preferred stock, holders of the PepsiCo convertible preferred stock are entitled to receive cumulative cash dividends when, as and if declared by the PepsiCo board of directors. Dividends of $5.46 per share per year accrue on a daily basis, payable quarterly in arrears on the fifteenth of January, April, July and October of each year to holders of record of PepsiCo convertible preferred stock at the start of business on that dividend payment date.

PBG. Delaware law generally provides that, subject to certain restrictions, the directors of every corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus or, in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

PBG’s amended and restated certificate of incorporation provides that, subject to the rights of the holders of preferred stock, holders of PBG common stock and PBG Class B common stock shall be entitled to receive such dividends and other distributions in cash, stock of any corporation or property of PBG as may be declared by the PBG Board from time to time out of assets or funds of PBG legally available therefor and shall share equally on a per share basis in all such dividends and other distributions.

Size of Board of Directors

PepsiCo. Under PepsiCo’s amended and restated bylaws, the board of directors is to consist of 14 directors, which number may be increased or decreased to any number not less than 3 by resolution adopted by three-fourths of the full board of directors. PepsiCo currently has 13 directors. PepsiCo does not have a classified board of directors. The PepsiCo bylaws require that all directors be elected at an annual meeting of PepsiCo stockholders, except when filling a vacancy on the board of directors as further explained below.

PBG. The PBG Board has ten members. PBG’s amended and restated certificate of incorporation provides that the number of directors constituting the board shall not be less than two nor more than fifteen, as may be fixed from time to time by resolution duly adopted by the PBG Board.

Removal of Directors and Filling Vacancies on the Board of Directors

PepsiCo. The PepsiCo amended and restated bylaws provide that PepsiCo directors may be removed from office at any time, with or without cause, by a vote of the stockholders entitled to vote at a special meeting of the stockholders called for that purpose if the number of votes cast to remove such director exceeds the number cast not to remove the director. The vacancy caused by such removal may be filled by the stockholders at such meeting or, if not filled at such meeting, by a majority of the board of directors then in office, though less than a quorum.

Any vacancy occurring on the PepsiCo board of directors other than a vacancy caused by removal and filled by stockholders as described above and including a vacancy resulting from an increase in the number of directors, may be filled by a vote of the majority of the board of directors then in office, although less than a quorum, or by stockholders at the next annual meeting or any special meeting called for that purpose. The directors so chosen to fill vacancies shall hold office until the next annual meeting for the election of directors and until his or her successor shall be duly elected and qualified.

PBG. The removal of a member of PBG’s Board by stockholders of PBG is governed by Delaware law, which allows any director or the entire board of directors of a Delaware corporation to be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

PBG’s amended and restated certificate of incorporation provides that a vacancy occurring on the board of directors, including, but not limited to, a vacancy resulting from an increase in the number of directors, may only be filled by a majority of the remaining directors or by the sole remaining director in office.

Special Meetings of Stockholders

PepsiCo. PepsiCo’s amended and restated bylaws provide that special meetings of stockholders may be called at any time by the Chairman of the board of directors or by resolution of the board, and shall be called by the Secretary upon the written request of the stockholders owning a majority of shares of the outstanding common stock and entitled to vote at such meeting. Such meeting shall be held at the time and place fixed by the Chairman of the board of directors, if called by the Chairman, or by resolution of the board, if called by the board. Any meeting called by stockholders shall be held at the principal office of PepsiCo within 90 days from the receipt by the Secretary of such request.

PBG. PBG’s bylaws provide that special meetings may be called by the PBG Board or the Chairman of the PBG Board, and shall be called by the Secretary at the request of stockholders holding in the aggregate at least 25% of the aggregate voting power of the issued and outstanding capital stock entitled to vote at such meeting.

Any request for a special meeting of stockholders shall state the purpose or purposes of the proposed meeting and such purpose or purposes shall be set forth in the notice of meeting. In order to be effective, such written notice must contain the same information required by the bylaws if such stockholder were seeking to have the subject matter of the consent considered at an annual meeting of stockholders. The business transacted at any such special meeting shall be limited to such purpose or purposes.

Notice of Stockholder Proposals and Nominations of Director Candidates by Stockholders

PepsiCo. PepsiCo’s amended and restated bylaws provide that a stockholder wishing to bring business before the annual stockholders’ meeting, including nominations for the election of directors (which may be made by any stockholder entitled to vote for the election of directors) must provide written notice to be received by the Secretary of PepsiCo at the principal office of the corporation. The notice must be received not earlier than 120 days and not later than 90 days prior to the first anniversary of the preceding year’s annual meeting (subject to adjustment if the annual meeting date changes significantly from the prior year’s). The notice must contain certain specific information as to each person whom such stockholder proposes to nominate for election or reelection as a director, as set forth in PepsiCo’s amended and restated bylaws and including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected. Such a proposal must also be provided by PepsiCo stockholders requesting a special meeting.

PBG. PBG’s bylaws provide that in order for a stockholder to nominate a candidate for election as a director at an annual meeting of stockholders, or to propose business for consideration at an annual meeting of stockholders, the stockholder must give timely notice of such nomination or proposal in writing to the secretary of PBG. To be timely, a stockholder’s notice must be received not earlier than 120 days and not later than 90 days prior to the first anniversary of the preceding year’s annual meeting of stockholders.

To be in proper form, the bylaws impose various requirements on such notice, including, in the case of a nomination to the PBG Board, the provision of certain specific information as to each person whom such stockholder proposes to nominate as a director, as well as such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected. For notices related to any stockholder proposal, such notice must contain, among other things, a brief description of the business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting, and any material interest in such business of such stockholder.

Preemptive Rights

PepsiCo. Under applicable North Carolina law and the PepsiCo amended and restated articles of incorporation, PepsiCo stockholders do not have preemptive rights.

PBG. In accordance with Delaware law, PBG’s amended and restated certificate of incorporation provides that no holder of any shares of PBG shall have any preemptive right to subscribe for or to purchase any shares or other securities of PBG.

Stockholder Action Without a Meeting

PepsiCo. Under North Carolina law, any stockholder action can be taken without a meeting only upon written consent of all of the stockholders entitled to vote.

PBG. PBG stockholders may take action by written consent. Such consent must be delivered to PBG, must set forth the action so taken and must be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any stockholder of record seeking to have the stockholders act by written consent must also send a written notice to the Secretary requesting the PBG Board to fix a record date so that PBG may determine the stockholders entitled to act by written consent. In order to be effective, such written notice must contain the same information required by the bylaws if such stockholder were seeking to have the subject matter of the consent considered at an annual meeting of stockholders. The PBG Board shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. Such record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the board.

Amendments to Articles of Incorporation or Certificate of Incorporation

PepsiCo. In general, any amendment to PepsiCo’s articles of incorporation must be adopted by the board of directors and approved by the affirmative vote of a majority of outstanding shares entitled to vote thereon. The approval of at least two-thirds of the outstanding shares of the PepsiCo convertible preferred stock, voting separately as a voting group, is required to adopt any alteration, amendment or repeal of any provision of

PepsiCo’s amended and restated articles of incorporation, if such alteration, amendment or repeal would adversely affect the rights, powers or preferences of the shares of PepsiCo convertible preferred stock. Under North Carolina law, the board of directors may amend the articles of incorporation without stockholder approval in certain limited circumstances.

PBG. PBG’s amended and restated certificate of incorporation provides that it shall not be amended, modified, repealed or rescinded, in whole or in part, without the approval of a majority of the votes cast by holders of shares of PBG common stock and PBG Class B common stock, voting together as a single class. In addition, for any proposed amendment that would adversely affect the shares of PBG common stock or PBG Class B common stock, the approval of a majority of the votes cast by the holders of the adversely affected shares, voting separately as a class, must be obtained.

Amendments to Bylaws

PepsiCo. The PepsiCo amended and restated articles of incorporation and bylaws provide that the board of directors may alter, amend or repeal any bylaws by the affirmative vote of a majority of the board, but any bylaws made by the board of directors may be altered, amended or repealed by the stockholders entitled to vote. PepsiCo’s stockholders may amend or repeal the corporation’s bylaws by the vote of a majority of the outstanding shares of common stock and convertible preferred stock, voting together as a single voting group entitled to vote thereon.

PBG. PBG’s amended and restated certificate of incorporation and bylaws provide that the PBG Board may adopt, amend, modify or repeal PBG bylaws, in whole or in part, but any bylaws made by the PBG’s Board may be altered, amended or repealed by PBG stockholders entitled to vote on the matter.

Stockholder Rights Agreement

PepsiCo. PepsiCo does not currently have a stockholders’ rights agreement.

PBG. PBG’s stockholder rights agreement provides that each outstanding share of PBG common stock and PBG Class B common stock includes one right to purchase 1/1,000th of a share of Series A preferred stock, par value $0.01 per share, of PBG, referred to as the “preferred stock,” at a price of $100.00 per share. This agreement, as amended, is inapplicable to the execution, public announcement or consummation of merger and the transactions contemplated thereby, which are described in this proxy statement/prospectus.

The rights provided by the stockholder’s rights agreement will become exercisable on the distribution date, defined as the earliest of the following dates:

•	the date that a person or group other than PepsiCo has acquired, or obtained the right to acquire, beneficial ownership of more than 15% of the outstanding common stock;

•

the date that PepsiCo or any of its affiliates has acquired, or obtained the right to acquire, beneficial ownership of any shares of PBG common stock not owned by PepsiCo or such affiliate on May 18, 2009 (except for the merger and transactions contemplated thereby); and

•

such date, if any, as may be designated by the PBG Board following the commencement of, or first public disclosure of, an intention to commence, a tender or exchange offer for outstanding common stock which could result in a person or group becoming the beneficial owner of more than 15% of the outstanding PBG common stock, or in the case of PepsiCo, any more shares of common stock (except for the merger and transactions contemplated thereby).

On the date that the rights become exercisable, the holder of each right will have the right to receive, upon exercise of the right and the payment of the purchase price, that number of 1/1,000ths of a share of preferred stock equal to the number of shares of common stock which at the time of the applicable triggering transaction

(which does not include the merger and transactions contemplated thereby) would have a market value of twice the purchase price. In the event PBG is acquired by a person or group in a merger or other business combination that triggers exercise of the rights (which does not include the merger and transactions contemplated thereby), or 50% or more of PBG’s assets are sold to a person or group in a transaction that triggers exercise of the rights, each right will entitle its holder to purchase common shares in the surviving entity at 50% of market price.

The rights bestowed by the stockholder rights agreement will expire on the expiration date, which is the earlier of May 18, 2010 or immediately prior to the effective time of the merger, unless earlier redeemed or canceled by PBG.

The rights are redeemable by the PBG Board at a redemption price of $0.01 per right any time prior to the earlier of (i) the distribution date and (ii) the expiration date. The right to exercise the rights will terminate immediately after the PBG Board elects to redeem the rights and the only right of the holders of such rights will be to receive the redemption price. The amount of preferred stock issuable upon exercise of the rights is also subject to adjustment by the PBG Board in the event of any change in PBG common stock, PBG Class B common stock or preferred stock of PBG.

In the event the rights become exercisable, the PBG Board may elect to exchange each right (other than rights owned by the person or group triggering the rights under the stockholder rights agreement) for consideration per right consisting of one-half of the securities that would be issuable at such time upon the exercise of one right pursuant to the terms of the stockholder rights agreement or, if applicable, cash consideration specified in the rights agreement.

As of the date of this proxy statement/prospectus, these rights are not exercisable.

Stockholder Vote on Fundamental Issues or Extraordinary Corporate Transactions

PepsiCo. Under North Carolina law, a sale of all or substantially all of the corporation’s assets or a merger requires the affirmative vote of a majority of the board of directors and, with certain exceptions, (i) in the case of a sale of all or substantially all of the corporation’s assets, the affirmative vote of a majority of the outstanding shares entitled to vote, and (ii) in the case of a merger, that the merger be approved separately by each voting group entitled to vote on the merger by a majority of all shares entitled to vote in such voting group. Furthermore, under North Carolina law, unless otherwise provided in the corporation’s articles of incorporation, approval of the stockholders of a surviving corporation in a merger is not required if:

•	the plan of merger does not amend in any respect the articles of incorporation of the surviving corporation;

•	the shares outstanding immediately before the effectiveness of the merger are not changed by the merger; and

•	either:

•	no shares of the surviving corporation are to be issued or delivered pursuant to the plan of merger; or

•	both:

•

the number of shares of voting stock outstanding immediately after the merger, plus the number of shares of voting stock issuable as a result of the merger will not exceed by more than 20% the total number of shares of voting stock of the surviving corporation outstanding immediately before the merger; and

•

the number of shares of participating stock outstanding immediately after the merger, plus the number of shares of participating stock issuable as a result of the merger will not exceed by more than 20% the total number of shares of participating stock of the surviving corporation outstanding immediately before the merger.

PBG. Under Delaware law, a sale or other disposition of all or substantially all of a corporation’s assets, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation requires the affirmative vote of the corporation’s board of directors (except in limited circumstances) plus, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction. PBG’s amended and restated certificate of incorporation and bylaws include no additional provisions in this regard, and Delaware law applies without modification.

Anti-Takeover Provisions

PepsiCo. North Carolina has adopted a stockholder protection act, which establishes minimum safeguards for a corporation’s public stockholders in the event another entity first acquires more than 20% of the voting stock and then wishes to accomplish a second-step combination of the two businesses.

Such safeguards relate to:

•	the minimum value to be paid to the corporation’s remaining stockholders in any such business combination;

•	preservation of board of directors representation for the publicly-owned shares and of the dividend rate;

•

limitations on certain intercorporate transactions, acquisitions of additional shares or changes in the corporation’s business or equity capital prior to the consummation of such business combination; and

•	requirements as to disclosure to remaining stockholders in connection with any such proposed business combination.

Unless these minimum safeguards are observed, any such business combination would require the affirmative vote of the holders of 95% of the voting stock of a corporation.

The stockholder protection act contains provisions that allowed a corporation to “opt out” of the applicability of the act’s voting provisions within specified time periods that generally have expired. The stockholder protection act applies to PepsiCo since PepsiCo did not opt out within these time periods.

PBG. Subject to certain exceptions, Section 203 of Delaware law generally prohibits public corporations from engaging in significant business transactions, including mergers, with a holder of 15% or more of the corporation’s voting stock, referred to as an interested stockholder, for a period of three years after the interested stockholder becomes an interested stockholder, unless the certificate of incorporation contains a provision expressly electing not to be governed by such a section. PBG’s amended and restated certificate of incorporation expressly states that Section 203 of Delaware law does not apply to PBG.

Appraisal Rights

PepsiCo. North Carolina law generally provides for appraisal rights in the event of: (i) a merger; (ii) a share exchange or conversion; (iii) a sale, lease, exchange or any other disposition of all or substantially all of the property of the corporation; (iv) certain amendments to the articles of incorporation that materially and adversely affect rights in respect of a dissenter’s shares, or (v) any corporate action taken pursuant to a stockholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares. Unless the articles of incorporation, bylaws or a resolution of the board of directors provide otherwise, appraisal rights are not available under North Carolina law to a corporation’s stockholders with respect to a merger if the merger did not require stockholder approval. PepsiCo’s amended and restated articles of incorporation, bylaws or board resolutions do not provide otherwise.

However, in the event of transactions (i) through (iii) described above, no appraisal rights are available under North Carolina law to holders of shares of any class of stock that is either:

•	listed on a national securities exchange; or

•	held of record by more than 2,000 stockholders.

In the case of a merger or share exchange, however, appraisal rights are available if stockholders are required by the terms of the merger or share exchange to accept anything other than:

•	cash;

•

shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which were either listed subject to notice of issuance on a national market system security or an interdealer quotation system by the NASD (or successor entity) or held by at least 2,000 record stockholders; or

•	a combination of cash and shares as described above.

PBG. Under Delaware law, a stockholder of a Delaware corporation is generally entitled to demand appraisal of the fair value of his or her shares in the event the corporation is a party to a merger or consolidation, subject to specified exceptions.

Significant exceptions to the availability of appraisal rights include the denial of appraisal rights with respect to:

•	shares of the corporation surviving the merger if the merger does not require the approval of the stockholders of such corporation; and

•	shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 holders.

These exceptions do not apply, however, if the holders of such shares are required to accept in the merger any consideration in exchange for such shares other than:

•	shares of stock of the corporation surviving or resulting from the merger or consolidation;

•	shares of stock of any other corporation that will be either listed on a national securities exchange or held of record by more than 2,000 holders;

•	cash in lieu of fractional shares; or

•	any combination of the foregoing.

Stockholders of Delaware corporations may also be entitled to appraisal rights under Delaware law upon an amendment to a corporation’s certificate of incorporation, or a sale of all or substantially all of the assets of the corporation if such events give rise to appraisal rights under the corporation’s certificate of incorporation.

There are strict requirements for stockholders to follow in demanding payment pursuant to appraisal rights.

For further information about appraisal rights under Delaware law, see “Special Factors—Appraisal Rights” beginning on page 106 and Appendix D of this proxy statement/prospectus.

Directors and Officers Liability and Indemnification

PepsiCo. Under North Carolina law, a corporation may limit or eliminate a director’s monetary liability in its articles of incorporation subject to three relevant exceptions: (i) for the unlawful payment of dividends; (ii) for a transaction from which the director derived an improper personal benefit; and (iii) for acts or omissions that the director at the time of his alleged breach of duty knew or believed were clearly in conflict with the best interests of the corporation. PepsiCo’s articles of incorporation do not contain a provision eliminating monetary liability for directors.

Also, under North Carolina law, a corporation is permitted to indemnify a director, officer, employee or agent against liability incurred in a proceeding to which the individual was made a party because of the fact he was a director, officer, employee or agent of the corporation if he (1) conducted himself in good faith, (2) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interests of the corporation or (b) that in all other cases his conduct was at least not opposed to the corporation’s best interests, and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. However, a corporation may not indemnify such individual in connection with a proceeding by or in the right of the corporation in which a director was adjudged liable to the corporation or in connection with any other proceeding charging improper personal benefit in which a director was adjudged liable (whether or not involving action in his official capacity) on the basis of having received an improper personal benefit.

Moreover, North Carolina law permits a corporation in its articles of incorporation or bylaws or by contract or resolution to indemnify, or agree to indemnify, any of its directors, officers, employees or agents against liability and expenses in any proceeding (including derivative suits) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. Consistent with the foregoing, the PepsiCo amended and restated bylaws provide that the corporation shall indemnify its directors, officers or employees to the full extent permissible by North Carolina law. In addition, PepsiCo has entered into indemnification agreements with each of its directors, pursuant to which PepsiCo has agreed to indemnify and hold harmless, to the full extent permitted by law, each director against any and all liabilities and assessments (including attorneys’ fees and other costs, expenses and obligations) arising out of or related to any threatened, pending or completed action, suit, proceeding, inquiry or investigation, whether civil, criminal, administrative, or other, including, but not limited to, judgments, fines, penalties and amounts paid in settlement (whether with or without court approval), and any interest, assessments, excise taxes or other charges paid or payable in connection with or in respect of any of the foregoing, incurred by the director and arising out of his status as a director or member of a committee of the board of directors of PepsiCo, or by reason of anything done or not done by the director in such capacities. After receipt of an appropriate request by a director, PepsiCo will also advance all expenses, costs and other obligations (including attorneys’ fees) arising out of or related to such matters. PepsiCo will not be liable for payment of any liability or expense incurred by a director on account of acts which, at the time taken, were known or believed by such director to be clearly in conflict with PepsiCo’s best interests.

PBG. PBG’s amended and restated certificate of incorporation provides that to the full extent from time to time permitted by law, no person who is serving or has served as a PBG director shall be personally liable in any action for monetary damages for breach of any duty as a PBG director whether such action is brought by or in the right of PBG or otherwise.

Delaware law provides that, subject to certain limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding (other than an action by or in the right of the corporation) on account of being a current or former director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if the person (i) acted in good faith and in a manner reasonably believed to be in the best interests of the corporation (or in some circumstances, at least not opposed to its best interests), and (ii) in a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Delaware corporate law also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper. To the extent that a current or former director or officer is successful on the merits or otherwise in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for expenses actually and reasonably incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that person is not entitled to be so indemnified.

PBG’s amended and restated certificate of incorporation provides for (i) the indemnification of its current or former directors and officers to the fullest extent permitted by law, and (ii) the prepayment of expenses (including attorneys’ fees) upon receipt of an undertaking to repay such amounts if it is ultimately determined that the director or officer is not entitled to indemnification.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF PBG

Stock Ownership of Certain Beneficial Owners

Based on the most recent Schedule 13G filings, stockholders holding more than 5% of PBG common stock as of February 13, 2009 are:

Name and Address Of Beneficial Owner	Title of Class	Number of Shares Beneficially Owned	Percent of Class
PepsiCo, Inc.	Class B Common Stock	100,000	100%
700 Anderson Hill Road Purchase, NY 10577	Common Stock	70,066,458	31.7	%(1)

(1)	Percentage is calculated based upon the number of outstanding shares of PBG common stock as of the record date.

OWNERSHIP OF PBG COMMON STOCK

Ownership of Common Stock by Directors and Executive Officers

The following table shows, as of the record date, the shares of our common stock beneficially owned by (i) each director, (ii) each executive officer, and (iii) all directors and executive officers as a group. Except as otherwise noted, each of the following persons has sole voting or investment power with respect to the shares of common stock beneficially owned by him or her.

Name of Individual	Number of Shares Beneficially Owned		Deferral Plans(1)	Total	Percent of Class
Linda G. Alvarado	36,212		9,831	46,043	*
Barry H. Beracha	31,475		6,205	37,680	*
John L. Berisford	238,592		0	238,592	*
John C. Compton	0	(2)	728	728	*
Victor L. Crawford	142,047	(3)	0	142,047	*
Alfred H. Drewes	59,001		0	59,001	*
Eric J. Foss	1,016,560		0	1,016,560	*
Ira D. Hall	34,648		6,839	41,487	*
Robert C. King	77,790		0	77,790	*
Susan D. Kronick	44,436		8,639	53,075	*
Blythe J. McGarvie	30,369		9,096	39,465	*
Yiannis Petrides	160,290		0	160,290	*
John A. Quelch	30,769		10,437	41,206	*
Steven M. Rapp	60,141		0	60,141	*
Javier G. Teruel	26,669		0	26,669	*
Cynthia M. Trudell	0	(2)	800	800	*
All directors and all executive officers as a group (16 persons)	1,988,999		52,575	2,041,574	*

*	Less than 1%
(1)	Reflects PBG phantom stock units and restricted stock units deferred under deferred compensation arrangements that will be settled in shares of PBG common stock on a one-for-one basis.
(2)	Mr. Compton and Ms. Trudell each disclaim any beneficial ownership that he or she may have in PepsiCo’s shares of PBG common stock and PBG Class B common stock.
(3)	The shares shown for Mr. Crawford include 1,600 shares over which Mr. Crawford shares voting power with his spouse.

CERTAIN INFORMATION CONCERNING PEPSICO AND METRO

Information Regarding Directors and Executive Officers

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of PepsiCo and Metro and certain other information are set forth in “Directors and Executive Officers of PepsiCo and Metro” beginning on page 165 of this proxy statement/prospectus.

None of PepsiCo or Metro nor, to their knowledge, the persons listed in “Directors and Executive Officers of PepsiCo and Metro” beginning on page 165 of this proxy statement/prospectus have been (a) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Prior Public Offerings

Neither of PepsiCo nor Metro has, during the past three years, made an underwritten public offering of PBG common stock or PBG Class B common stock for cash or an offering exempt from United States registration under Regulation A in respect of PBG common stock or PBG Class B common stock.

CERTAIN INFORMATION CONCERNING PBG

Information Regarding Directors and Executive Officers

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of PBG and certain other information are set forth in “Directors and Executive Officers of PBG” beginning on page 172 of this proxy statement/prospectus.

None of PBG nor, to its knowledge, the persons listed in “Directors and Executive Officers of PBG” beginning on page 172 of this proxy statement/prospectus have been (a) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Prior Public Offerings

PBG has not, during the past three years, made an underwritten public offering of PBG common stock or PBG Class B common stock for cash or an offering exempt from United States registration under Regulation A.

Purchase of Equity Securities

PBG repurchased approximately 15.0 million shares of PBG common stock during fiscal year 2008 and approximately 6.5 million shares of PBG common stock during the last two quarters of fiscal year 2007. As of the date of this proxy statement/prospectus, PBG has made no share repurchases during fiscal year 2009.

PBG’s share repurchases during the past two years are as follows:

Period	Total Number of Shares (or Units) Purchased(1)	Average Price Paid per Share (or Unit)(2)	Range of Prices Paid
2009 Third Quarter	0	N/A	N/A
2009 Second Quarter	0	N/A	N/A
2009 First Quarter	0	N/A	N/A
2008 Fourth Quarter	0	N/A	N/A
2008 Third Quarter	3,545,000	$28.63	$26.47 -$31.62
2008 Second Quarter	6,323,200	$32.90	$31.42 -$34.71
2008 First Quarter	5,132,800	$34.96	$32.25 -$41.65
2007 Fourth Quarter	2,804,600	$38.77	$34.77 -$42.98
2007 Third Quarter	3,737,500	$34.62	$33.39 -$36.15

(1)	Shares have only been repurchased through publicly announced programs.
(2)	Average share price excludes brokerage fees.

PROVISIONS FOR UNAFFILIATED STOCKHOLDERS

PepsiCo and Metro have made no arrangements in connection with the merger to provide PBG stockholders access to their corporate files or to obtain counsel or appraisal services at their expense. For a discussion of appraisal rights, see “Special Factors—Appraisal Rights” beginning on page 106 of this proxy statement/prospectus.

LEGAL MATTERS

Certain legal matters in connection with the validity of the PepsiCo common stock to be issued in connection with the merger will be passed upon by Womble Carlyle Sandridge & Rice, PLLC.

EXPERTS

The consolidated financial statements of PepsiCo as of December 27, 2008 and December 29, 2007, and for each of the fiscal years in the three-year period ended December 27, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 27, 2008, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report for these periods includes an explanatory paragraph referring to PepsiCo’s adoption of the presentation and disclosure requirements of SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” for all periods presented.

The consolidated financial statements, and the related financial statement schedule, of PBG and subsidiaries as of December 27, 2008 and December 29, 2007, and for each of the fiscal years in the three-year period ended December 27, 2008, incorporated in this registration statement by reference from PBG’s Current Report on Form 8-K dated September 16, 2009 and the effectiveness of PBG’s internal control over financial reporting as of December 27, 2008 incorporated herein by reference from PBG’s Annual Report on Form 10-K for the year ended December 27, 2008, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report as it relates to the consolidated financial statements and financial statement schedule (which report expresses an unqualified opinion and includes explanatory paragraphs referring to PBG’s adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),” and Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109,” and retrospective adjustment for the adoption of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB 51” (“SFAS 160”)), and as stated in their report as it relates to the effectiveness of internal controls, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements, and the related financial statement schedule, of Bottling Group, LLC and subsidiaries as of December 27, 2008 and December 29, 2007, and for each of the fiscal years in the three-year period ended December 27, 2008, incorporated herein by reference from PBG’s Current Report on Form 8-K dated September 16, 2009 and incorporated by reference in Current Report on Form 8-K of PepsiCo, Inc. dated September 18, 2009, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs referring to PBG’s adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),” and Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109,” and retrospective adjustment for the adoption of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB 51” (“SFAS 160”)), which is incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

PepsiCo and PBG file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that has reports, proxy statements and other information about PepsiCo and PBG. The address of that site is http://www.sec.gov. The reports and other information filed by PepsiCo and PBG are also available at their respective Internet sites, which are http://www.pepsico.com and http://www.pbg.com. Internet site materials are not part of this proxy statement/prospectus.

PepsiCo filed a registration statement on Form S-4 to register with the SEC the shares of PepsiCo common stock to be issued to PBG stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of PepsiCo in addition to being a proxy statement of PBG for the special meeting. As permitted by SEC rules, this proxy statement/prospectus does not contain all the information that you can find in the registration statement or the exhibits to that registration statement.

The SEC allows PepsiCo to “incorporate by reference” information into this proxy statement/prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that PepsiCo and PBG have, respectively, previously filed with the SEC and any additional documents that either company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the special meeting (other than, in each case, those documents, or the portions of those documents, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about PepsiCo and PBG and their respective financial performance.

PepsiCo SEC Filings (File No. 001-01183)	Period
Annual Report on Form 10-K	Fiscal year ended December 27, 2008

Quarterly Reports on Form 10-Q	Fiscal quarters ended September 5, 2009, June 13, 2009 and March 21, 2009

Proxy Statement on Schedule 14A	Filed on March 24, 2009

Current Reports on Form 8-K	Filed on February 11, 2009; February 20, 2009; February 27, 2009; March 20, 2009; March 25, 2009; April 10, 2009; April 20, 2009; May 7, 2009; May 11, 2009; June 3, 2009; August 4, 2009; August 27, 2009; September 18, 2009; September 23, 2009; October 6, 2009; October 9, 2009; November 10, 2009, November 30, 2009 and January 11, 2010

Exhibit 99.1 to PepsiCo’s Current Report on Form 8-K filed on August 27, 2009 updating certain sections of PepsiCo’s Annual Report on Form 10-K for the fiscal year ended December 27, 2008	Filed on August 27, 2009

Any description of PepsiCo’s common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

PBG’s SEC Filings (File No. 001-14893)	Period
Annual Report on Form 10-K	Fiscal year ended December 27, 2008

Quarterly Report on Form 10-Q	Fiscal quarters ended September 5, 2009, June 13, 2009 and March 21, 2009

Proxy Statement on Schedule 14A	Filed on April 7, 2009

Current Reports on Form 8-K	Filed on January 23, 2009; April 20, 2009; May 4, 2009 (two reports); May 22, 2009; June 3, 2009; August 4, 2009; and September 16, 2009

Exhibit 99.1 to PBG’s Current Report on Form 8-K filed on September 16, 2009 updating certain sections of PBG’s Annual Report on Form 10-K for the fiscal year ended December 27, 2008	Filed on September 16, 2009

Any description of PBG’s common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

PepsiCo has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to PepsiCo, as well as all pro forma financial information, and PBG has supplied all information relating to PBG.

You may already have been sent some of the documents incorporated by reference, but you can obtain any of them from PepsiCo or PBG, as applicable, or from the SEC. Documents incorporated by reference are available from PepsiCo or PBG, as the case may be, without charge, excluding all exhibits, unless an exhibit has specifically been incorporated by reference in this proxy statement/prospectus. Stockholders may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

Attn: Manager, Shareholder Relations

Telephone: 914-253-3055

Email: investor@pepsico.com

The Pepsi Bottling Group, Inc.

One Pepsi Way

Somers, New York 10589

Attn: Investor Relations

Telephone: 914-767-6267

Email: shareholder.relations@pepsi.com

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the merger agreement. Neither PepsiCo nor PBG has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated January 12, 2010. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to stockholders nor the issuance of PepsiCo common stock in the merger shall create any implication to the contrary.

Appendix A

AGREEMENT AND PLAN OF MERGER

dated as of

August 3, 2009

among

THE PEPSI BOTTLING GROUP, INC.,

PEPSICO, INC.

and

PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of August 3, 2009 among The Pepsi Bottling Group, Inc., a Delaware corporation (the “Company”), PepsiCo, Inc., a North Carolina corporation (“Parent”), and Pepsi-Cola Metropolitan Bottling Company, Inc., a New Jersey corporation wholly-owned by Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, has approved and deemed it advisable that the stockholders of the Company adopt this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of the Company with and into Merger Subsidiary on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective Boards of Directors of Parent and Merger Subsidiary have approved this Agreement;

WHEREAS, concurrently with the execution of this Agreement, Parent, Merger Subsidiary and PepsiAmericas, Inc., a Delaware corporation (“PAS”), have entered into an Agreement and Plan of Merger (the “Concurrent Merger Agreement”) providing for, among other things, the acquisition of PAS by Parent by means of a merger of PAS with and into Merger Subsidiary on the terms and subject to the conditions set forth in the Concurrent Merger Agreement; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury regulations promulgated under the Code.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of the Company and its Subsidiaries or 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that for purposes of this Agreement, the Company and its Subsidiaries shall not be considered Affiliates of Parent and Parent and its Subsidiaries shall not be considered Affiliates of the Company unless otherwise expressly stated herein.

“Applicable Law” means, with respect to any Person, any foreign, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 27, 2008 and the footnotes thereto set forth in the Company 10-K.

“Company Balance Sheet Date” means December 27, 2008.

“Company Class B Stock” means the Class B common stock, $0.01 par value, of the Company, together with the associated Company Rights.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Rights” means the preferred share purchase rights issued pursuant to the Company Rights Agreement.

“Company Rights Agreement” means the Rights Agreement dated as of May 18, 2009 between the Company and Mellon Investor Services LLC.

“Company Stock” means the common stock, $0.01 par value, of the Company, but not including the Company Class B Stock, together with the associated Company Rights.

“Company Stock Plan” means any equity compensation plan or arrangement of the Company or any of its Subsidiaries.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 27, 2008.

“Competition Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Environmental Law” means any Applicable Law or any legally binding agreement with any Governmental Authority relating to the environment, any pollutant or contaminant, any toxic, radioactive, ignitable, corrosive or otherwise hazardous substance, chemical, waste or material, or, as it relates to exposure to hazardous materials, human health and safety.

“Environmental Permits” means all permits, licenses, consents, franchises, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws for the ownership or the operation of the business of the Company or any of its Subsidiaries, as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant or any toxic, radioactive, ignitable, corrosive, or otherwise hazardous substance, chemical, waste or material, including petroleum, its derivatives, by-products, other hydrocarbons, asbestos and asbestos-containing materials, and any other substance, waste or material that in relevant concentration is regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) inventions and discoveries, whether patentable or not, in any jurisdiction; (iii) patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; (iv) Trade Secrets; (v) writings and other works, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; (vi) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights; and (vii) any similar intellectual property or proprietary rights.

“knowledge” means (i) in respect of Parent, the actual knowledge of the persons listed in Section 1.01(a) of the Parent Disclosure Schedule and (ii) in respect of the Company, the actual knowledge of persons listed in Section 1.01(a) of the Company Disclosure Schedule.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, sublease, license, easement, covenant, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means, with respect to any Person, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in the financial or securities markets or general economic or political conditions, to the extent that such changes do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industry in which such Person and its Subsidiaries operate, (B) changes (including changes of Applicable Law) or conditions generally affecting the industry in which such Person and its Subsidiaries operate to the extent that such changes do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industry in which such Person and its Subsidiaries operate, (C) acts of war, sabotage or terrorism or natural disasters, to the extent that such changes do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industry in which such Person and its Subsidiaries operate, (D) public disclosure of this Agreement and the Concurrent Merger Agreement and transactions contemplated by this Agreement and the Concurrent Merger Agreement, (E) any failure by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period or any change, in and of itself, in the market price, credit rating or trading volume of such Person’s securities (it being understood that this clause (E) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such failure or change independently constitutes or contributes to a Material Adverse Effect) or (F) changes in GAAP. In addition, for purposes of determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur, any effect resulting from actions taken by Parent or any of its Subsidiaries (i) in its or their capacity as a stockholder of the Company or (ii) that are not in the ordinary course of business consistent with the past practice of business interactions among the Company, Parent and its Subsidiaries shall be excluded.

“Multiemployer Plan” means any “multiemployer plan,” as defined in Section 3(37) of ERISA.

“New Jersey Law” means the New Jersey Business Corporation Act.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Parent Balance Sheet” means the consolidated balance sheet of Parent as of December 27, 2008 and the footnotes therein set forth in the Parent 10-K.

“Parent Balance Sheet Date” means December 27, 2008.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Stock” means the common stock, par value one and two-thirds cents, of Parent.

“Parent 10-K” means Parent’s annual report on Form 10-K for the fiscal year ended December 27, 2008.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means, with respect to any property or asset, (i) any Lien disclosed on the Company Balance Sheet, (ii) any Lien for taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Company Balance Sheet), (iii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, or (iv) any Lien which does not materially detract from the value of such property or asset, or materially interfere with any present or intended use of such property or asset.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Special Committee” means a committee of the Company’s Board of Directors the members of which are not affiliated with Parent.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Title IV Plan” means any Employee Plan subject to Title IV of ERISA, other than a Multiemployer Plan.

“Trade Secrets” means any confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adjusted Option	2.06
Adjusted SAR	2.06
Adjusted SAR Exercise Price	2.06
Agreement	Preamble
Cash Electing Share	2.02
Cash Election	2.03
Cash Election Number	2.04
Cash Election Price	2.02
Cash Proration Factor	2.04
Certificates	2.05
Closing	2.01
Company	Preamble
Company Adverse Recommendation Change	6.02
Company Board Recommendation	4.02
Company Preferred Stock	4.05
Company Rights Agreement Amendment	4.23
Company RSU	2.06
Company SAR	2.06
Company SEC Documents	4.07
Company Securities	4.05
Company Stock Option	2.06
Company Stockholder Approval	4.02
Company Stockholder Meeting	6.02
Company Subsidiary Securities	4.06
Company Termination Fee	11.04
Concurrent Merger Agreement	Preamble
Confidentiality Agreement	8.05
Continuing Employees	7.06
D&O Insurance	7.04
DOJ	8.01
Dissenters’ Shares	2.11
Effective Time	2.01
Election Deadline	2.05
Election Form	2.05
Election Record Date	2.05
Employee Plan	4.16
End Date	10.01

Term	Section
Exchange Agent	2.05
Exchange Fund	2.05
FTC	8.01
Government Officials	4.24
Indemnified Person	7.04
International Plan	4.16
Mailing Date	2.05
Material Contract	4.19
Merger	2.01
Merger Consideration	2.02
Merger Subsidiary	Preamble
Non-Electing Shares	2.04
Parent	Preamble
Parent Class B Approval	7.03
Parent SEC Documents	5.07
Parent Securities	5.05
Parent Subsidiary Securities	5.06
PAS	Preamble
Per Share Stock Consideration	2.02
Phantom Stock Unit	2.06
Proxy Statement	4.09
Registration Statement	4.09
Representatives	6.03
Schedule 13E-3	4.09
Second Request	8.01
Stock Proration Factor	2.04
Superior Proposal	6.03
Surviving Entity	2.01
Tax	4.15
Taxing Authority	4.15
Tax Return	4.15
Tax Sharing Agreements	4.15
2009 Indenture	7.09
368 Reorganization	4.20
Uncertificated Shares	2.05

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE 2

THE MERGER

Section 2.01. The Merger. (a) At the Effective Time, the Company shall be merged with and into Merger Subsidiary in accordance with Delaware Law and, to the extent applicable, New Jersey Law (the “Merger”), whereupon the separate existence of the Company shall cease, and Merger Subsidiary shall be the surviving entity (the “Surviving Entity”).

(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 as soon as possible, but in any event no later than five Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree.

(c) At the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Delaware Secretary of State and, to the extent applicable, the New Jersey Department of Treasury, Division of Revenue and make all other filings or recordings required by Delaware Law or New Jersey Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State and, to the extent applicable, the New Jersey Department of Treasury, Division of Revenue (or at such later time as may be agreed by Parent and the Company and specified in the certificate of merger).

(d) From and after the Effective Time, the Surviving Entity shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under New Jersey Law or, if applicable, Delaware Law.

Section 2.02. Conversion of Shares. At the Effective Time by virtue of the Merger and without any action on the part of any holder of shares of Company Stock or Company Class B Stock or any holder of shares of common stock of Merger Subsidiary:

(a) Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall remain outstanding and shall constitute the only outstanding shares of capital stock of the Surviving Entity.

(b) Each share of Company Stock held by the Company as treasury stock immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto. Each share of Company Stock held by Parent or Merger Subsidiary immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c) Each share of Company Stock outstanding immediately prior to the Effective Time shall, except as otherwise provided in Section 2.02(b), Section 2.02(d), Section 2.08 or Section 2.11, be converted into the following (collectively, the “Merger Consideration”):

(i) for each such share of Company Stock with respect to which an election to receive cash has been effectively made and not revoked and that is not deemed converted into the right to receive the Per Share Stock Consideration pursuant to Section 2.04 (each, a “Cash Electing Share”), the right to receive an amount equal to $36.50 in cash without interest (the “Cash Election Price”); and

(ii) for each other such share of Company Stock, the right to receive 0.6432 shares (the “Per Share Stock Consideration”) of Parent Stock.

(d) Each share of Company Class B Stock outstanding immediately prior to the Effective Time owned by Parent or Merger Subsidiary shall be canceled, and no payment shall be made with respect thereto, and each other share of Company Class B Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive the Per Share Stock Consideration. As of the Effective Time, all such shares of Company Class B Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Stock Consideration and the right to receive any dividends or other distributions pursuant to Section 2.05(i) and any cash in lieu of any fractional share of Parent Stock pursuant to Section 2.08, in each case to be issued or paid in accordance with Section 2.05, without interest. Each share of Company Stock owned by any Subsidiary of Parent (other than Merger Subsidiary) outstanding immediately prior to the Effective Time shall be converted into the right to receive the Per Share Stock Consideration.

Section 2.03. Elections. Each Person who, at the close of business on the Election Record Date is a record holder of shares of Company Stock referred to in Section 2.02(c) will be entitled, with respect to any or all of such shares of Company Stock, to make an election (a “Cash Election”) to receive the Cash Election Price on the basis hereinafter set forth. No such Person shall be entitled to make a Cash Election with respect to Dissenters’ Shares. Dissenters’ Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights to appraisal of such shares under Delaware Law shall thereupon be deemed to have made a Cash Election with respect to such Dissenters’ Shares.

Section 2.04. Proration of Cash Election Price. (a) The number of shares of Company Stock to be converted into the right to receive the Cash Election Price at the Effective Time shall equal the number of shares of Company Stock which is 50% of the number of shares of Company Stock outstanding immediately prior to the Effective Time (excluding any shares of Company Stock to be canceled pursuant to Section 2.02(b) and any shares of Company Stock held by Parent or any of its Subsidiaries) (as may be adjusted pursuant to Section 2.04(e), the “Cash Election Number”).

(b) If the number of Cash Electing Shares exceeds the Cash Election Number, then the Cash Electing Shares shall be treated in the following manner:

(i) A cash proration factor (the “Cash Proration Factor”) shall be determined by dividing the Cash Election Number by the total number of Cash Electing Shares.

(ii) A number of Cash Electing Shares covered by each stockholder’s Cash Election equal to the product of (x) the Cash Proration Factor and (y) the total number of Cash Electing Shares covered by such Cash Election, such product to be rounded down to the nearest whole number, shall be converted into the right to receive the Cash Election Price.

(iii) Each Cash Electing Share, other than those shares of Company Stock converted into the right to receive the Cash Election Price in accordance with Section 2.04(b)(ii), shall be converted into the right to receive the Per Share Stock Consideration as if such shares of Company Stock were not Cash Electing Shares.

(c) If the number of Cash Electing Shares is equal to the Cash Election Number, then each Cash Electing Share shall be converted into the right to receive the Cash Election Price and each other share of Company Stock (other than shares of Company Stock to be canceled pursuant to Section 2.02(b)) shall be converted into the right to receive the Per Share Stock Consideration.

(d) If the number of Cash Electing Shares is less than the Cash Election Number, then:

(i) Each Cash Electing Share shall be converted into the right to receive the Cash Election Price.

(ii) The shares of Company Stock as to which a Cash Election is not in effect (excluding shares of Company Stock to be canceled pursuant to Section 2.02(b) and any shares of Company Stock held by Parent or any of its Subsidiaries) (the “Non-Electing Shares”) shall be treated in the following manner:

(A) A stock proration factor (the “Stock Proration Factor”) shall be determined by dividing (x) the difference between the Cash Election Number and the number of Cash Electing Shares, by (y) the total number of Non-Electing Shares.

(B) A number of Non-Electing Shares of each stockholder equal to the product of (x) the Stock Proration Factor and (y) the total number of Non-Electing Shares of such shareholder, such product to be rounded down to the nearest whole number, shall be converted into the right to receive the Cash Election Price (and a Cash Election shall be deemed to have been made with respect to such shares).

(C) Each Non-Electing Share of each stockholder as to which a Cash Election is not deemed made pursuant to Section 2.04(d)(ii)(B) shall be converted into the right to receive the Per Share Stock Consideration.

(e) If either the tax opinion of Parent’s counsel referred to in Section 9.02(d) or the opinion of the Company’s counsel referred to in Section 9.03(b) cannot be rendered (as reasonably determined by such counsel) as a result of the Merger potentially failing to satisfy continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then the Cash Election Number shall be decreased to the minimum extent necessary to enable the relevant tax opinion or opinions, as the case may be, to be rendered.

Section 2.05. Election Procedures; Exchange Agent; Surrender and Payment. (a) Prior to the date of the Company Stockholder Meeting, Parent and the Company shall prepare a form (an “Election Form”) pursuant to which a holder of record of shares of Company Stock may make a Cash Election with respect to each share of Company Stock owned by such holder. The Company shall cause an Election Form and a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing shares of Company Stock (the “Certificates”) to the Exchange Agent, or other proper evidence of ownership acceptable to the Exchange Agent in the case of Uncertificated Shares) for use in exchanging Certificates for the Merger Consideration to be mailed no more than 40 Business Days and no fewer than fifteen Business Days before the anticipated Effective Time or on such other date as Parent and the Company may agree (the “Mailing Date”) to each holder of record of shares of Company Stock as of two Business Days before the Mailing Date (the “Election Record Date”). Parent and the Company shall use reasonable efforts to make an Election Form available to all persons who become holders of record of Company Stock between the Election Record Date and the Election Deadline. The Election Form shall be used by each record holder of shares of Company Stock (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to make a Cash Election.

(b) Prior to the date of the Company Stockholder Meeting, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of (i) receiving Election Forms and determining, in accordance with this Article 2, the form of Merger Consideration to be received by each holder of shares of Company Stock and (ii) exchanging for the Merger Consideration (A) Certificates or (B) uncertificated shares of Company Stock (the “Uncertificated Shares”). Parent shall deposit, or shall cause to be deposited with the Exchange Agent, as needed, for the benefit of the holders of the Certificates and the Uncertificated Shares, for exchange in accordance with this Article 2, (i) subject to Section 2.05(e), certificates representing the shares of Parent Stock that constitute the stock portion of the Merger Consideration and (ii) an amount of cash necessary to satisfy the cash portion of the Merger Consideration (collectively, the “Exchange Fund”). Promptly after the Effective Time, but no later than five Business Days, Parent shall send, or shall cause the Exchange Agent to send, to each holder of record of shares of Company Stock which have not previously been delivered to the Exchange Agent pursuant to Section 2.05(a), a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent and which shall otherwise be in customary form and shall include customary provisions with respect to delivery of an “agent’s message” regarding the book-entry transfer of Uncertificated Shares) for use in such exchange.

(c) A Cash Election shall be effective only if the Exchange Agent shall have received no later than 5:00 p.m. New York, NY time on the third Business Day prior to the Effective Time or such other date as Parent and the Company may agree (the “Election Deadline”) (which Election Deadline shall be publicly announced by Parent as soon as practicable, but in no event less than eight Business Days prior to the Effective Time, and to the extent the Effective Time is later than the date so publicly announced, the Election Deadline may be adjusted accordingly by Parent and the Company) (i) an Election Form covering the shares of Company Stock to which such Cash Election applies, executed and completed in accordance with the instructions set forth in such Election Form, and (ii) Certificates, in such form and with such endorsements, stock powers and signature guarantees as may be required by such Election Form or the letter of transmittal or an “agent’s message” with respect to Uncertificated Shares. A Cash Election may be revoked or changed only by delivering to the Exchange Agent, prior to the Election Deadline, a written notice of revocation or, in the case of a change, a properly completed revised Election Form that identifies the shares of Company Stock to which such revised Election Form applies. Delivery to the Exchange Agent prior to the Election Deadline of a revised Election Form with respect to any shares of Company Stock shall result in the revocation of all prior Election Forms with respect to all such shares of Company Stock. Any termination of this Agreement in accordance with Article 10 shall result in the revocation of all Election Forms delivered to the Exchange Agent on or prior to the date of such termination.

(d) The Company and Parent shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity and effectiveness of Election Forms and letters of transmittal, the manner and extent to which Cash Elections are to be taken into account in making the determinations required by this Section 2.05 and the payment of the Merger Consideration.

(e) Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share. The shares of Parent Stock constituting part of such Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is requested by a holder of shares of Company Stock or is otherwise required under Applicable Law. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.05(i) and any cash in lieu of fractional shares pursuant to Section 2.08.

(f) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(g) After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Entity or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(h) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.05 that remains unclaimed by the holders of shares of Company Stock six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.05 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, and any dividends and distributions with respect thereto pursuant to Section 2.05(i) and any cash in lieu of fractional shares pursuant to Section 2.08, in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts properly paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(i) No dividends or other distributions with respect to securities of Parent constituting part of the Merger Consideration, and no cash payment in lieu of fractional shares as provided in Section 2.08, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section. Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the securities of Parent have been registered, (i) at the time of such surrender or transfer, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.08, and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender with respect to such securities and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and prior to surrender or transfer and with a payment date subsequent to surrender or transfer payable with respect to such securities.

(j) The payment of any transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred by a holder of Company Stock in connection with the Merger, and the filing of any related Tax returns and other documentation with respect to such Taxes and fees, shall be the sole responsibility of such holder.

(k) At the Effective Time or promptly thereafter, Parent shall surrender or cause to be surrendered to the Exchange Agent (i) all certificates for Company Stock and Company Class B Stock owned by any Subsidiary of Parent (other than Merger Subsidiary) and (ii) a properly completed letter of transmittal. The shares of Parent Stock to be delivered pursuant to this Section 2.05(k) shall, at Parent’s option, be in uncertificated book-entry form or physical certificated form. Until so surrendered, each such certificate shall represent after the Effective Time for all purposes only the right to receive the consideration set forth in Section 2.02(d).

Section 2.06. Equity-Based Awards. (a) The terms of each outstanding option to purchase shares of Company Stock under any Company Stock Plan (a “Company Stock Option”), whether or not exercisable or vested, shall be adjusted as necessary to provide that, at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time shall be converted into an option (each, an “Adjusted Option”) to acquire, on the same terms and conditions as were applicable under such Company Stock Option immediately prior to the Effective Time, the number of shares of Parent Stock equal to the product of (i) the number of shares of Company Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by (ii) the Per Share Stock Consideration. The exercise price per share of Parent Stock subject to any such Adjusted Option will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of Company Stock subject to such Company Stock Option immediately prior to the Effective Time divided by (B) the Per Share Stock Consideration. For the avoidance of doubt (i) the exercise price of, and number of shares subject to, each Adjusted Option shall be determined as necessary to comply with Section 409A of the Code, (ii) any fractional share of Parent Stock resulting from an aggregation of all the shares subject to any Company Stock Option of a holder granted under a particular award agreement with the same exercise price shall be rounded down to the nearest whole share and (iii) for any Company Stock Option to which

Section 421 of the Code applies as of the Effective Time (after taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under any of Sections 422 through 424 of the Code, the exercise price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424 of the Code.

(b) The terms of each outstanding cash-settled stock appreciation right valued with respect to Company Stock under any Company Stock Plan (a “Company SAR”), whether or not exercisable or vested, shall be adjusted as necessary to provide that, at the Effective Time, each Company SAR outstanding immediately prior to the Effective Time shall be converted into a cash-settled stock appreciation right (each, an “Adjusted SAR”), on the same terms and conditions as were applicable under such Company SAR immediately prior to the Effective Time, with respect to the number of shares of Parent Stock equal to the product of (l) the number of shares of Company Stock relating to such Company SAR immediately prior to the Effective Time multiplied by the Per Share Stock Consideration. The exercise price per share of Parent Stock relating to any such Adjusted SAR (the “Adjusted SAR Exercise Price”) will be an amount (rounded up to the nearest whole cent) equal to the quotient of (a) the exercise price per share of Company Stock relating to such Company SAR immediately prior to the Effective Time divided by (b) the Per Share Stock Consideration. For the avoidance of doubt (i) the exercise price of, and number of shares relating to, each Adjusted SAR shall be determined as necessary to comply with Section 409A of the Code and (ii) any fractional share of Parent Stock resulting from an aggregation of all the shares relating to any Company SAR of a holder granted under a particular award agreement with the same exercise price shall be rounded down to the nearest whole share. As of May 31, 2009, there were approximately 394,714 shares of Company Stock relating to outstanding Company SARs, all of which are to be settled in cash.

(c) Parent shall take such actions as are necessary for the assumption of the Company Stock Options, Company SARs, Company RSUs and Phantom Stock Units pursuant to this Section 2.06, including the reservation, issuance and listing of Parent Stock as is necessary to effectuate the transactions contemplated by this Section 2.06. Parent shall prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the 1933 Act, with respect to the shares of Parent Stock subject to the Company Stock Options, Company SARs, Company RSUs and Phantom Stock Units and, where applicable, shall have such registration statement declared effective as soon as practicable following the Effective Time and maintain the effectiveness of such registration statement covering such Company Stock Options, Company SARs, Company RSUs and Phantom Stock Units (and to maintain the current status of the prospectus contained therein) for so long as such Company Stock Option, Company SARs, Company RSU or Phantom Stock Unit remains outstanding. With respect to those individuals, if any, who, subsequent to the Effective Time, will be subject to the reporting requirements under Section 16(a) of the 1934 Act, where applicable, Parent shall administer any Company Stock Plan assumed pursuant to this Section 2.06 in a manner that complies with Rule 16b-3 promulgated under the 1934 Act to the extent such Company Stock Plan complied with such rule prior to the Merger.

(d) As of the Effective Time, each then-outstanding right, held by an employee or by a non-employee director, whether vested or unvested, which may be settled in shares of Company Stock issued under the Executive Income Deferral Program or any other Company Stock Plan (a “Phantom Stock Unit”) and any associated dividend equivalent units and each then-outstanding restricted stock unit right, held by an employee, representing an unfunded contractual right to receive shares of Company Stock issued under any Company Stock Plan (a “Company RSU”) and any associated dividend equivalent units will be adjusted so that its holder will be entitled to receive, upon settlement thereof, a number of shares of Parent Stock (or cash in an amount equal to the aggregate value of such shares) (i) equal to the product of (A) the number of shares of Company Stock subject to such Phantom Stock Unit or Company RSU (and, in each case, any associated dividend equivalent units), as applicable, immediately prior to the Effective Time multiplied by (B) the Per Share Stock Consideration and (ii) then rounded down to the nearest whole share; provided that, in the case of any Company RSU award (and any associated dividend equivalent units) that is subject to vesting based on the attainment of performance conditions, (i) the number of shares of Company Stock underlying such Company RSU award (and any associated dividend equivalent units) shall be deemed to be the number of shares of Company Stock deliverable in respect of such award based on target level of performance and (ii) following the conversion of such award at the Effective Time into a right to receive Parent Stock, such award shall vest based solely on the continued service of the holder thereof. As of the Effective Time, each Company RSU award (and any associated dividend equivalent units) held by a non-employee director immediately prior to the Effective Time shall become fully vested and shall be cancelled, and the holder thereof shall be entitled to receive in respect of each share of Company Stock subject to such award, in consideration for such cancellation, the Merger Consideration, which shall not be subject to any further vesting requirements or risk of forfeiture. Except as specifically provided in the preceding sentence, each Phantom Stock Unit or Company RSU (and, in each case, any associated dividend equivalent units), as applicable, will continue to be governed by the same terms and conditions as were applicable to the Phantom Stock Unit or Company RSU (and, in each case, any associated dividend equivalent units), as applicable, immediately prior to the Effective Time.

(e) Prior to the Effective Time, the Company shall take any actions with respect to stock option or compensation plans or arrangements that are necessary to give effect to the transactions contemplated by this Section 2.06.

Section 2.07. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or Parent shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase shares of Company Stock granted under the Company’s stock option or compensation plans or arrangements, the Merger Consideration and, if applicable, the Per Share Stock Consideration and its determination shall be appropriately adjusted.

Section 2.08. Fractional Shares. No fractional shares of Parent Stock shall be issued in the Merger. All fractional shares of Parent Stock that a holder of shares of Company Stock or Company Class B Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the closing price of a share of Parent Stock on the New York Stock Exchange on the trading day immediately preceding the day on which the Effective Time occurs by the fraction of a share of Parent Stock to which such holder would otherwise have been entitled.

Section 2.09. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, Surviving Entity and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Exchange Agent, Surviving Entity or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which the Exchange Agent, Surviving Entity or Parent, as the case may be, made such deduction and withholding.

Section 2.10. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond, in such reasonable amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

Section 2.11. Dissenting Shares. Notwithstanding Section 2.02, shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Delaware Law (“Dissenters’ Shares”) shall not be converted into the right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses the right to appraisal, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

ARTICLE 3

THE SURVIVING ENTITY

Section 3.01. Certificate of Incorporation. Subject to Section 7.04(b), the certificate of incorporation of Merger Subsidiary in effect at the Effective Time shall be the certificate of incorporation of the Surviving Entity until amended in accordance with Applicable Law.

Section 3.02. Bylaws. Subject to Section 7.04(b), the bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Entity until amended in accordance with the bylaws and Applicable Law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with the bylaws and Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Entity and (ii) the officers of Merger Subsidiary at the Effective Time shall be the officers of the Surviving Entity.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except as disclosed in any Company SEC Document filed after December 27, 2008 and before the date of this Agreement or as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01. Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is duly qualified to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has heretofore made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company in effect on the date of this Agreement.

Section 4.02. Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. Assuming the Parent Class B Approval is obtained in accordance with Section 7.03, the affirmative vote of the holders of (i) a majority of the outstanding shares of Company Stock and Company Class B Stock, voting together as a single class, and (ii) a majority of the votes cast by the holders of the Company Stock voting separately as a class, are the only votes of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (together, the “Company Stockholder Approval”). Assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Subsidiary, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At meetings duly called and held, (i) the Special Committee has recommended to the Company’s Board of Directors that it accept the transactions contemplated hereby as being advisable and in the best interests of the Company and its stockholders, (ii) the Company’s Audit and Affiliated Transactions Committee reviewed and approved the transactions contemplated hereby and (iii) the Company’s Board of Directors has (x) determined that this Agreement and the transactions contemplated hereby are in the best interests of the Company and its stockholders, (y) approved and deemed advisable this Agreement and the transactions contemplated hereby and (z) resolved, subject to Section 6.03(b), to recommend approval and adoption of this Agreement by its stockholders (all such actions by the Special Committee, the Company’s Audit and Affiliated Transactions Committee and the Company’s Board of Directors, the “Company Board Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and, if applicable, the New Jersey Department of Treasury, Division of Revenue, and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act or any other Competition Law, (c) filings with the NYSE and compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws and (d) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of (i) 900,000,000 shares of Company Stock, (ii) 100,000 shares of Company Class B Stock and (iii) 20,000,000 shares of Preferred Stock, par value $0.01 (“Company Preferred Stock”). As of July 24, 2009, there were outstanding (i) 215,516,466 shares of Company Stock, (ii) Company Stock Options to purchase an aggregate of 29,550,326 shares of Company Stock (of which Company Stock Options to purchase an aggregate of 20,365,773 shares of

Company Stock were exercisable), (iii) 4,109,834 shares of Company Stock subject to Company RSUs, (iv) 53,844 shares of Company Stock subject to Phantom Stock Units, (v) 138,543 accrued dividend equivalent units associated with Company RSUs and Phantom Stock Units, (vi) 100,000 shares of Company Class B Stock and (vii) no shares of Company Preferred Stock.

(b) All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Stock Option or other equity compensation award or equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. The Company has provided to Parent a complete and correct list, as of June 13, 2009, of each outstanding employee stock option to purchase shares of Company Stock, each share of Company Stock subject to restricted stock awards and each Company restricted stock unit award, in each case including, as applicable, the holder, date of grant, exercise price, vesting schedule and number of shares of Company Stock subject thereto.

(c) There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in this Section 4.05, for the Company SARs referred to in Section 2.06(b) and for changes since July 24, 2009 resulting from the exercise of Company Stock Options and settlement of Phantom Stock Units and Company RSUs outstanding on such date, there are no outstanding (i) shares of capital stock or other voting securities or ownership interests in the Company, (ii) options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in, the Company or (iii) stock appreciation rights, performance shares, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(d) None of (i) the shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries. (a) Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and (ii) each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary. As of the date of this Agreement, all material Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 10-K.

(b) All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). Other than as owned by the Company or any wholly owned Subsidiary of the Company, there are no outstanding (i) shares of capital stock or other voting securities or ownership interests in any Subsidiary of the Company, (ii) options or other rights to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or other voting securities or ownership interests in, any

Subsidiary of the Company or (iii) stock appreciation rights, performance shares, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since December 31, 2006 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing with respect to the disclosures that are amended or superseded), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the 1934 Act.

(f) Since January 1, 2007, the Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(g) There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company. The Company has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Since January 1, 2007, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(i) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct in all material respects as of the date made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP (except in the case of unaudited interim financial statements as permitted by Form 10-Q and Regulation S-X of the SEC) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 4.09. Disclosure Documents. (a) The proxy or information statement of the Company to be filed as part of the Registration Statement with the SEC in connection with the Merger (the “Proxy Statement”) and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act. The Proxy Statement, or any amendment or supplement thereto, shall not, on the date the Proxy Statement or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The information supplied by the Company for inclusion or incorporation by reference in the registration statement of Parent on Form S-4 or any amendment or supplement thereto to be filed with the SEC with respect to the offering of Parent Stock in connection with the Merger (the “Registration Statement”) shall not at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The information supplied by the Company for inclusion or incorporation by reference in the Schedule 13E-3 or any amendment or supplement thereto shall not at the time the Schedule 13E-3 or any amendment or supplement thereto is filed with the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As used herein, “Schedule 13E-3” means the Rule 13E-3 Transaction Statement on Schedule 13E-3 to be filed with the SEC in connection with this Agreement concurrently with the filing of the Registration Statement.

(d) The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement or any amendment or supplement thereto based upon information furnished by Parent or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. From the Company Balance Sheet Date to the date of this Agreement, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practice and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. From June 13, 2009 to the date of this Agreement, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01(a), 6.01(b), 6.01(c), 6.01(e), 6.01(f), 6.01(j), 6.01(k) or any agreement, resolution or commitment to take any of the actions set forth in such Sections.

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing fact, condition, situation or set of circumstances that would reasonably be expected to result in such a liability or obligation, other than: (a) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date; and (c) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.12. Compliance with Laws and Court Orders. Each of the Company and its Subsidiaries is and has been in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.13. Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any other Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.14. Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries own, or otherwise have sufficient rights to use, all Intellectual Property used in, held for use in or necessary for the conduct of their respective businesses as currently conducted.

Section 4.15. Taxes. (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such material Tax Returns are true and complete in all material respects. The Company and each of its Subsidiaries has paid or has withheld and remitted to the appropriate Taxing Authority all Taxes shown on such Tax Returns as due and payable. Where payment is not yet due or is being contested in good faith, the Company has established in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(b) (i) The material income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2002 have been examined and closed or are Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired; (ii) neither the Company nor any of its Subsidiaries has granted an extension or waiver of the limitation period for the assessment or collection of any Tax that remains in effect; and (iii) there are no material claims, audits, actions, suits, proceedings or investigations now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset.

(c) There are no material Liens for Taxes (other than statutory liens for taxes not yet due and payable or being contested in good faith, for which adequate accruals or reserves have been established on the Company Balance Sheet) upon any of the assets of the Company or any of its Subsidiaries.

(d) (i) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax Sharing Agreement (other than such an agreement or arrangement between or among (A) the Company (or its Subsidiaries) and Parent (or its Subsidiaries) or (B) the Company and its Subsidiaries exclusively), (ii) neither the Company nor any of its Subsidiaries has liability for the payment of any amount as a result of being party to any Tax Sharing Agreement (other than such agreement or arrangement between or among (X) the Company (or its Subsidiaries) and Parent (or its Subsidiaries) or (Y) the Company and its Subsidiaries exclusively) or with respect to the payment of any amount imposed on any person described in clauses, (i) or (ii) in the definition of Tax in Section 4.15(j) as a result of any express or implied agreement or arrangement (including an indemnification agreement or arrangement); and (iii) neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or Parent).

(e) Neither the Company nor any of its Subsidiaries has been a party to any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(f) None of the Subsidiaries of the Company owns any Company Stock.

(g) During the five-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(h) Section 4.15(h) of the Company Disclosure Schedule contains a list, as of the date of this Agreement, of all jurisdictions (whether foreign or domestic) in which the Company or any of its Subsidiaries owns or leases any material interest in real property.

(i) Section 4.15(i) of the Company Disclosure Schedule contains a list, as of the date of this Agreement, of all jurisdictions (whether foreign or domestic) in which the Company or any of its Subsidiaries files any material Tax Returns.

(j) “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, and (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person. “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).

Section 4.16. Employees and Employee Benefit Plans; ERISA. (a) Section 4.16(a) of the Company Disclosure Schedule contains a correct and complete list of each material Employee Plan.

(b) With respect to each material Employee Plan, the Company has made available to Parent true, complete and correct copies of the following (as applicable) (i) the written document evidencing the Employee Plan, (ii) all amendments thereto, (iii) the most recent annual report (Form 5500 including, if applicable, all schedules) and (iv) actuarial report prepared in connection with any such plan or trust.

(c) No transaction prohibited by Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any employee benefit plan or arrangement which is covered by Title I of ERISA, which transaction has or will cause the Company or any of its Subsidiaries to incur any liability under ERISA, the Code or otherwise, excluding transactions effected pursuant to and in compliance with a statutory or administrative exemption, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d) No “reportable event,” within the meaning of Section 4043 of ERISA, other than a “reportable event” which would not reasonably be expected to give rise to any material liability for the Company or any of its Subsidiaries, and no event described in Section 4062 or 4063 of ERISA, has occurred in connection with any Employee Plan. Neither the Company nor any ERISA Affiliate of the Company has (i) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (ii) incurred, or reasonably expects to incur, prior to the Effective Time (A) any material liability under Title IV of ERISA arising in connection with the termination of any plan covered or previously covered by Title IV of ERISA or (B) any material liability under Section 4971 of the Code that in either case could become a liability of the Company or any of its Subsidiaries or Parent or any of its ERISA Affiliates after the Effective Time. With respect to each Employee Plan subject to Section 412 of the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) there has been no material change in the funded status of such plan as reflected in the most recent actuarial report completed prior to the date hereof, (ii) no such plan is in “at risk” status within the meaning of Section 303 of ERISA, (iii) the level of annual minimum funding contributions required for each such plan for the plan year of each such plan beginning in 2009 is not reasonably expected to materially increase above the level of annual minimum funding contributions required for such plan for the plan year of such plan beginning in 2008, (iv) neither Parent, the Company nor any of their respective Subsidiaries are reasonably expected to be required to post security with respect to the funding any such plan and (v) no condition exists which could constitute grounds for termination by PBGC of any such plan.

(e) The assets of the Company and all of its Subsidiaries are not now, nor will they after the passage of time be, subject to any lien imposed under Section 430(k) of the Code by reason of a failure of the Company or any of its Subsidiaries to make timely installments or other payments required under Section 412 of the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(f) Section 4.16(f) of the Company Disclosure Schedule sets forth a complete list of all Multiemployer Plans to which the Company contributes as of the date hereof. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) the level of the annual contributions by the Company and its Subsidiaries to all Multiemployer Plans to which the Company or any of its Subsidiaries contributes as of the date hereof is not reasonably expected to increase beginning in 2009 above the level of contributions by the Company and its Subsidiaries to all such Multiemployer Plans during 2008, (ii) none of the Company, any of its Subsidiaries or their ERISA Affiliates has any obligation to fund any current withdrawal liability with respect to any Multiemployer Plan to which the Company or any of its Subsidiaries contributes or contributed in the past, (iii) no condition exists that could present a risk of complete or partial withdrawal from any Multiemployer Plan to which the Company or any of its Subsidiaries contributes as of the date hereof which could result in the Company, any of its Subsidiaries or any ERISA Affiliates incurring a withdrawal liability within the meaning of Section 4201 of ERISA and (iv) no Multiemployer Plan to which the Company or any of its Subsidiaries contributes as of the date hereof is in “endangered status” or “critical status” within the meaning of Section 432(b) of the Code.

(g) Each material Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file an application for such determination, from the Internal Revenue Service, and there is no reason why any such determination letter should be revoked or not be reissued. Not later than 30 days after the date of this Agreement the Company shall furnish to Parent copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan was established and has been maintained in all respects in compliance with its terms and with the requirements of all Applicable Law, including ERISA and the Code, and there is no action, suit, investigation, audit or proceeding pending against or involving, or to the knowledge of the Company, threatened against or involving any Employee Plan before any court or arbitrator or any state, federal or local governmental body, agency or official, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(h) With respect to each Employee Plan maintained outside of the United States (an “International Plan”), as of June 30, 2009, according to the actuarial assumptions and valuations applicable to such International Plan, the total amount or value of the funds available under such International Plan to pay benefits accrued thereunder or segregated in respect of such accrued benefits, together with any reserve or accrual with respect thereto, exceeded the present value of all benefits (actual or contingent) accrued as of such date of all participants and past participants therein in respect of which the Company or any of its Subsidiaries has or would have after the Effective Time any obligation, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(i) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or together with any other event) (i) entitle any current or former employee, director or independent contractor of the Company or any of its Subsidiaries to severance pay, (ii) accelerate the time of payment or vesting of any compensation or benefits otherwise payable, (iii) trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any Employee Plan or (iv) increase the amount payable or trigger any other material obligation, requirement or restriction pursuant to any Employee Plan. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, would entitle any employee or former employee to any payment or benefit that would not be deductible pursuant to the terms of Section 280G or Section 162(m) of the Code.

(j) Except as would not reasonably be expected to have individually or in the aggregate, a Material Adverse Effect on the Company, there has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, any Employee Plan which would increase the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the most recently completed fiscal year.

(k) For purposes of this Agreement, “Employee Plan” means each (i) “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, (ii) employment, consultancy, severance, retention or similar agreement, plan, arrangement or policy, (iii) other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), medical, dental, vision or prescription benefits, life insurance, employee assistance program, relocation or expatriate benefits, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits and post-employment or retirement benefits (including compensation, pension or life insurance benefits but excluding any

Multiemployer Plan) or (iv) any loan; in each case which is maintained, administered or contributed to by the Company or any Affiliate and covers any current or former employee, director or independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its controlled Affiliates has any liability contingent or otherwise, in each case which is maintained, administered or contributed to by the Company or any Affiliate and covers any current or former employee, director or independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its controlled Affiliates has any liability contingent or otherwise.

Section 4.17. Labor. (a) Except for failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have complied with all applicable laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes and continuation coverage with respect to group health plans. Since January 1, 2008, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any work stoppage or labor strike against the Company or any of its Subsidiaries by employees.

(b) Not later than 30 days after the date of this Agreement the Company shall furnish to Parent true and complete copies of each effective or pending collective bargaining agreement or similar labor agreement (including any being currently negotiated) covering employees or former employees of the Company or any of its Subsidiaries (including any being currently negotiated). To the Company’s knowledge, there has not been any activity or proceeding of any labor organization or employee group to organize any such employees of the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any foreign equivalent, (ii) representation claims or petitions pending before the National Labor Relations Board or any foreign equivalent and there are no questions concerning representation with respect to the employees of the Company or any of its Subsidiaries or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

Section 4.18. Environmental Matters. (a) Except as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) no written notice, notification, demand, request for information, citation, summons or order has been received, no complaint, investigation, action, claim, suit, or proceeding is pending or, to the knowledge of the Company, is threatened by any Person against or affecting the Company, any of its Subsidiaries or any of their respective properties under or pursuant to any Environmental Law; (ii) each of the Company and its Subsidiaries is and has been in compliance with all Environmental Laws and has been and is in compliance with all Environmental Permits; and (iii) there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or pursuant to any Environmental Law, and there is no existing fact, condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation, other than in the case of Section 4.18(a)(iii) only: (A) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto, and (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date.

(b) Notwithstanding any provision to the contrary, other than the representations and warranties contained in Sections 4.03, 4.07, 4.08, 4.09 and 4.10, this Section 4.18 shall be deemed to contain the sole representations and warranties by the Company with respect to environmental matters.

Section 4.19. Material Contracts. (a) As of the date hereof, neither the Company nor any of its Subsidiaries is party to or bound by, whether in writing or not, any contract, arrangement, commitment or understanding (i) made or entered into outside the ordinary course of business and that limits or otherwise restricts in any material respect the Company or any of its Subsidiaries (or, after the Effective Time, the Surviving Entity, Parent or any of their respective Subsidiaries) from engaging or competing in any material line of business in any location or with any Person, (ii) made or entered into outside the ordinary course of business and that includes any material exclusive dealing arrangement or any other material arrangement that grants any material right of first refusal or material right of first offer or similar material right or that limits or purports to limit in any material respect the ability of the Company or its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business, (iii) that is a material joint venture, alliance or partnership agreement, (iv) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or (v) described in clauses (i) or (ii) of this sentence that, disregarding any materiality qualifiers contained therein, would apply to Parent or any of its Subsidiaries (other than the Surviving Entity and its Subsidiaries) after the Effective Time (each, together with the contracts listed on Section 4.19 of the Company Disclosure Schedule, a “Material Contract”).

(b) Each Material Contract is valid and binding and in full force and effect and, to the Company’s knowledge, enforceable against the other party or parties thereto in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles). Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract.

Section 4.20. Tax Treatment. Neither the Company nor any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code (a “368 Reorganization”).

Section 4.21. Finders’ Fees. Except for Morgan Stanley & Co. Incorporated and Perella Weinberg Partners LP, each of whose fees has been disclosed to Parent and whose engagement agreement does not impose any limitations, restrictions or obligations binding on the Company, Parent or any of their respective Affiliates following the Effective Time (other than customary indemnification obligations and the obligation to pay such disclosed fees), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from Parent, the Company or any of their respective Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.22. Opinion of Financial Advisor. The Company has received the opinions of Morgan Stanley & Co. Incorporated, financial advisor to the Board of Directors of the Company, the Special Committee and the Company, and Perella Weinberg Partners LP, financial advisor to the Special Committee to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company’s stockholders (other than Parent and its Affiliates) from a financial point of view.

Section 4.23. Antitakeover Statutes and Related Matters. (a) The Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from the supermajority voting provisions of Section 203 of Delaware Law, and, accordingly, neither such Section nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions. To the Company’s knowledge, no other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to the Merger, this Agreement or any of the transactions contemplated hereby.

(b) The Company has taken all action necessary to render the Company Rights issued pursuant to the terms of the Company Rights Agreement inapplicable to the Merger, this Agreement and the transactions contemplated hereby (the “Company Rights Agreement Amendment”). A true and complete copy of the Company Rights Agreement Amendment (including all modifications and amendments thereto) has previously been made available to Parent.

Section 4.24. Foreign Practices. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company, none of the Company, any of its Subsidiaries or any of their respective representatives on behalf of the Company or any of its Subsidiaries has offered, promised or given, and no Person has otherwise offered, promised or given on behalf of the Company or any of its Subsidiaries, anything of value to any officer or employee of: (i) any Governmental Authority, (ii) any entity controlled by a Governmental Authority or (iii) any public international organization, or to any person acting in an official capacity for or on behalf of any of the foregoing or to any political party or official thereof, or to any candidate for political office (all of the foregoing being collectively referred to as “Government Officials”) or to any other Person while knowing, or having reason to know, that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any Government Official for the purpose of: (A) influencing any action or decision of such Government Official in his or her official capacity, including a decision to fail to perform his or her official function or (B) securing any improper advantage or (C) inducing such Government Official to use his or her influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority in order to assist the Company or any of its Subsidiaries or any other Person in obtaining or retaining business.

Section 4.25. No Other Representations or Warranties. Except for the representations and warranties contained in Article 5, the Company acknowledges that none of Parent, Merger Subsidiary or any other Subsidiary of Parent, or any other Person on behalf of Parent makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 11.05, except as disclosed in any Parent SEC Document filed after December 27, 2008 and before the date of this Agreement or as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01. Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of organization and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Each of Parent and Merger Subsidiary is duly qualified to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent has heretofore made available to the Company true and complete copies of the certificate of incorporation and bylaws of Parent and Merger Subsidiary, in each case, as in effect as of the date of this Agreement.

Section 5.02. Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action. No vote of the holders of shares of Parent Stock is necessary in connection with the consummation of the transactions contemplated hereby. Assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and, if applicable, the New Jersey Department of Treasury, Division of Revenue, and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) compliance with any applicable requirements of the HSR Act or any other Competition Law, (c) filings with the NYSE and compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws and (d) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Parent and its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 5.05. Capitalization. (a) The authorized capital stock of Parent consists of 3,600,000,000 shares of Parent Stock and 3,000,000 shares of Convertible Preferred Stock of no par value. As of July 31, 2009, there were outstanding (i) 1,557,999,492 shares of Parent Stock, (ii) employee stock options to purchase an aggregate of 113,744,777 shares of Parent Stock (of which options to purchase an aggregate of 77,571,306 shares of Parent Stock were exercisable), (iii) 6,350,007 shares of Parent Stock subject to restricted stock unit awards and (iv) 254,253 shares of Convertible Preferred Stock. All outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights.

(b) Except as set forth in this Section 5.05 and for changes since July 31, 2009 resulting from the exercise of stock options or the grant of stock-based compensation to directors or employees or from the issuance of stock in connection with a merger or other acquisition or business combination determined by Parent’s Board of Directors to be in the best interests of Parent and its stockholders (including any issuance of stock in connection with the transactions contemplated by the Concurrent Merger Agreement), there are no outstanding (i) shares of capital stock or other voting securities or ownership interests in Parent, (ii) options or other rights to acquire from Parent, or other obligation of Parent to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in, Parent or (iii) stock appreciation rights, performance shares, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in Parent (the items in clauses (i) through (iii) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities.

(c) The shares of Parent Stock to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

Section 5.06. Subsidiaries. (a) Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (i) each Subsidiary of Parent has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and (ii) each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary. All material Subsidiaries of Parent and their respective jurisdictions of organization are identified in the Parent 10-K.

(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of Parent, is owned by Parent, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). Other than as owned by Parent or any wholly owned Subsidiary of Parent, there are no outstanding (i) shares of capital stock or other voting securities or ownership interests in any Subsidiary of Parent, (ii) options or other rights to acquire from Parent or any of its Subsidiaries, or other obligation of Parent or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or other voting securities or ownership interests in, any Subsidiary of Parent or (iii) stock appreciation rights, performance shares, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in, any Subsidiary of Parent (the items in clauses (i) through (iii) being referred to collectively as the “Parent Subsidiary Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities.

Section 5.07. SEC Filings and the Sarbanes-Oxley Act. (a) Parent has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by Parent since December 31, 2006 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”).

(b) As of its filing date (and as of the date of any amendment), each Parent SEC Document complied, and each Parent SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing with respect to the disclosures that are amended or superseded), each Parent SEC Document filed pursuant to the 1934 Act did not, and each Parent SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic and current reports required under the 1934 Act.

(f) Since January 1, 2007, Parent and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(g) There are no outstanding loans or other extensions of credit made by Parent or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of Parent. Parent has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Since January 1, 2007, Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(i) Each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct in all material respects as of the date made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

Section 5.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Filings fairly present in all material respects, in conformity with GAAP (except in the case of unaudited interim financial statements, as permitted by Form 10-Q and Regulation S-X of the SEC) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 5.09. Disclosure Documents. (a) The information provided by Parent for inclusion in the Proxy Statement or any amendment or supplement thereto shall not, at the time the Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) The Registration Statement and any amendments or supplements thereto, when filed, will comply as to form in all material respects with the requirements of the 1933 Act. At the time the Registration Statement or any amendment or supplement thereto becomes effective, the Registration Statement, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

(c) The information supplied by Parent for inclusion or incorporation by reference in the Schedule 13E-3 or any amendment or supplement thereto shall not at the time the Schedule 13E-3 or any amendment or supplement thereto is filed with the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) The representations and warranties contained in this Section 5.09 will not apply to statements or omissions included or incorporated by reference in the Registration Statement or any amendment or supplement thereto based upon information furnished by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.10. Absence of Certain Changes. From the Parent Balance Sheet Date to the date of this Agreement, the business of Parent and its Subsidiaries has been conducted in the ordinary course consistent with past practice, and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. From June 13, 2009 to the date of this Agreement, there has not been any action taken by Parent or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without the Company’s consent, would constitute a breach of Section 7.01.

Section 5.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability or obligation other than: (a) liabilities or obligations disclosed and provided for in the Parent Balance Sheet or in the notes thereto; (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Parent Balance Sheet Date; and (c) liabilities and obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.12. Compliance with Laws and Court Orders. Each of Parent and its Subsidiaries is and has been in compliance with, and to the knowledge of Parent is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against Parent or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.13. Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of Parent, threatened against or affecting, Parent, any of its Subsidiaries, any present or former officer, director or employee of Parent or any of its Subsidiaries or any other Person for whom Parent or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.14. Finders’ Fees. Except for Centerview Partners LLC and Banc of America Securities and Merrill Lynch, each of whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 5.15. Financing. At the Effective Time Parent will have sufficient immediately available funds to pay, in cash, the total amount of the cash portion of the Merger Consideration that holders of Company Stock are entitled to receive pursuant to Section 2.02 as well as any cash dividends or distributions payable pursuant to Section 2.05(i) and any cash in lieu of any fractional share of Parent Stock pursuant to Section  2.08.

Section 5.16. No Planned Liquidations or Mergers. Parent has no plan or intention to (i) liquidate the Surviving Entity or (ii) merge the Surviving Entity with and into any of its Subsidiaries or Affiliates.

Section 5.17. Tax Treatment. Neither Parent nor any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a 368 Reorganization.

Section 5.18. No Other Representations or Warranties. Except for the representations and warranties contained in Article 4, each of Parent and Merger Subsidiary acknowledges that none of the Company or any of its Subsidiaries, or any other Person on behalf of the Company makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. From the date hereof until the Effective Time, (i) except as expressly contemplated by this Agreement or set forth in Section 6.01 of the Company Disclosure Schedule, (ii) unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, delayed or conditioned) and (iii) except as required by Applicable Law, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to (A) preserve intact its present business organization, (B) maintain in effect all of its foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (C) keep available the services of its directors, officers and key employees and (D) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, (i) except as expressly contemplated by this Agreement or set forth in Section 6.01 of the Company Disclosure Schedule, (ii) unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, delayed or conditioned) and (iii) except as required by Applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for (A) dividends by any of its wholly-owned Subsidiaries to the Company or to other wholly-owned Subsidiaries and (B) regular quarterly cash dividends by the Company with customary record and payment dates on the shares of Company Stock and Company Class B Stock not in excess of $0.18 per share per quarter or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except pursuant to any Company Stock Plan or any Company Stock Option, Company RSU award (and any associated dividend equivalent units), Company SAR award or Phantom Stock Unit award (and, in each case, any associated dividend equivalent units) (including for purposes of satisfying applicable tax withholding requirements and payment of the exercise price in respect of any Company Stock Option);

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of the Company Stock upon the exercise of Company Stock Options, or the settlement of Company RSUs or Phantom Stock Units (in each case including any associated dividend equivalent units), that, in each case, are outstanding on the date of this Agreement (or granted hereafter in accordance with this Agreement) in accordance with the terms of those awards and (B) any Company Subsidiary Securities to the Company or any other wholly owned Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget that has been made available to Parent prior to the date of this Agreement and (ii) any unbudgeted capital expenditures not to exceed $10,000,000 individually or $20,000,000 in the aggregate;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) supplies in the ordinary course of business consistent with past practice and (ii) acquisitions with a purchase price (including related assumed indebtedness) that do not exceed $25,000,000 individually or $50,000,000 in the aggregate;

(f) (i) sell, lease or otherwise transfer, or create or incur any Lien on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses, other than (A) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice, (B) sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed indebtedness) that do not exceed $10,000,000 individually or $20,000,000 in the aggregate and (C) Permitted Liens or (ii) sell, lease, license or otherwise dispose of or permit to lapse any material Intellectual Property right, other than grants of non-exclusive licenses with respect to any Intellectual Property of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice;

(g) other than in connection with actions permitted by Section 6.01(e), or with wholly-owned Subsidiaries, make any loans, advances or capital contributions to, or investments in, any other Person;

(h) (i) create, incur, assume, suffer to exist or prepay any indebtedness for borrowed money or guarantees thereof other than in the ordinary course of business consistent with past practice, and in an amount that does not exceed $250,000,000 in the aggregate or (ii) enter into, modify in any material respect or terminate any material interest rate swaps or hedging arrangements except, in the case of hedging arrangements, in the ordinary course of business consistent with past practice;

(i) (i) enter into any contract, agreement, arrangement or understanding that would constitute a Material Contract if it had been entered into as of the date hereof or (ii) amend, modify in any material respect or terminate any Material Contract or any contract, agreement or understanding referred to in clause (i) or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries thereunder;

(j) except as required to comply with Applicable Law or any Employee Plan in accordance with its terms on the date of this Agreement, (i) increase compensation, bonuses or other benefits payable to any director or employee of the Company or any of its Subsidiaries at the executive officer level; (ii) increase compensation, bonuses or other benefits payable to any employee or independent contractor of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice and to the extent not material; (iii) enter into, adopt or amend in any material respect any severance or retention plan, arrangement or policy applicable to any director, executive officer, employee or independent contractor, except in the case of non-officer individuals who are newly hired or promoted after the date of this Agreement in the ordinary course of business consistent with past practice; (iv) enter into, adopt or amend in any material respect, including anything that would be covered in whole or in part by the foregoing clause (iii), any employment, change of control, compensation, bonus, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, retirement benefits or other benefit agreement, plan, arrangement or policy applicable to any director or executive officer or, except in the ordinary course of business consistent with past practice, any other employee or independent contractor of the Company or any of its Subsidiaries and except in the case of non-officer individuals who are newly hired or promoted in the ordinary course of business consistent with past practice; (v) pay based on, accrue or certify performance level achievements for employees participating in a plan, program or arrangement at levels in excess of actually achieved performance in respect of any component of an incentive-based award that requires achievement at a specified level of performance; (vi) amend or waive any performance or vesting criteria or accelerate vesting, exercisability, distribution, settlement or funding under any Employee Plan; or (vii) grant, or authorize the grant of, any new bonus opportunities or set performance targets for any bonus opportunities;

(k) change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(l) settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, (ii) any stockholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

(m) enter into any material new line of business;

(n) enter into any bottling appointment, license agreement to distribute product, bottler funding support agreement, or any ancillary agreement or amendment to any of the foregoing, in each case, other than in the ordinary course of business consistent with past practice; or

(o) agree, resolve or commit to do any of the foregoing.

Section 6.02. Company Stockholder Meeting. (a) The Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on the adoption of this Agreement. In connection with such meeting, the Company shall promptly prepare and file with the SEC, use reasonable best efforts to have cleared by the SEC and thereafter mail to its stockholders as promptly as practicable the Proxy Statement (which shall be filed as part of the Registration Statement) and all other proxy materials for such meeting.

(b) Subject to Section 6.03, the Board of Directors of the Company shall (i) recommend adoption of this Agreement by the Company’s stockholders, (ii) use its reasonable best efforts to obtain the Company Stockholder Approval, (iii) not withdraw, modify or qualify the Company Board Recommendation in any manner adverse to Parent, recommend an Acquisition Proposal (nor shall the Special Committee recommend any of the foregoing actions in this clause (iii) to the Board of Directors of the Company) (any of the foregoing in this clause (iii), a “Company Adverse Recommendation Change”) and (iv) otherwise comply with all legal requirements applicable to such meeting.

Section 6.03. No Solicitation; Other Offers. (a) General Prohibitions. Neither the Company nor any of its Subsidiaries shall, nor shall the officers or directors of the Company or any of its Subsidiaries, and the Company shall use reasonable best efforts to instruct and cause its and its Subsidiaries’ employees, independent contractors, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) not to, directly or indirectly, (i) solicit, initiate or otherwise facilitate or knowingly encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) effect a Company Adverse Recommendation Change, (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or under the Company Rights Agreement, (v) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of the Delaware Law or (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal. It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

(b) Exceptions. Notwithstanding Section 6.02(b) or Section 6.03(a), at any time prior to the adoption of this Agreement by the Company’s stockholders:

(i) the Company, directly or indirectly through advisors, agents or other intermediaries, may (A) engage in negotiations or discussions with any Third Party and its Representatives that, subject to the Company’s compliance with Section 6.03(a), has made after the date of this Agreement a bona fide written Acquisition Proposal that the Board of Directors of the Company believes constitutes or is reasonably likely to lead to a Superior Proposal and (B) furnish to such Third Party or its Representatives nonpublic information relating to the Company or any of its Subsidiaries pursuant to a customary confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party; provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party; and

(ii) the Board of Directors of the Company may make a Company Adverse Recommendation Change;

in each case referred to in the foregoing clauses (i) and (ii) only if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law.

In addition, nothing contained herein shall prevent the Board of Directors of the Company from (i) complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal so long as any position taken or statement made to so comply is consistent with this Section 6.03; provided that any such position taken or statement made that addresses or relates to the approval, recommendation or declaration of advisability by the Company’s Board of Directors with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Board of Directors of the Company reaffirms the Company Board Recommendation in such statement or in connection with such action or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act.

(c) Required Notices. The Board of Directors of the Company shall not take any of the actions referred to in Section 6.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and after taking such action the Company shall continue to advise Parent on a prompt basis of the status and terms of any discussions and negotiations with the Third Party. In addition, the Company shall, if such action is in connection with an Acquisition Proposal, notify Parent promptly (but in no event later than 48 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that may be considering making, or has made, an Acquisition Proposal. The Company shall provide such notice orally and in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall keep Parent informed, on a prompt basis, of the status and details of any such Acquisition Proposal, indication or request, and shall promptly (but in no event later than 48 hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 6.03(c).

(d) “Last Look”. Further, the Board of Directors of the Company shall not make a Company Adverse Recommendation Change in response to an Acquisition Proposal, unless (i) such Acquisition Proposal constitutes a Superior Proposal, (ii) the Company promptly notifies Parent, in writing at least five Business Days before taking that action, of its intention to do so, attaching the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal, and (iii) Parent does not make, within two Business Days after its receipt of that written notification, an offer that is at least as favorable to the stockholders of the Company as such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and a new two Business Day period under this Section 6.03(d)).

(e) Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal for at least a majority of the total number of outstanding shares of Company Stock and Company Class B Stock (considered as a single class for this purpose) or all or substantially all of the consolidated assets of the Company and its Subsidiaries on terms that the Board of Directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions, conditions to consummation and availability of any necessary financing, provide greater value to the Company’s stockholders (in their capacity as stockholders of the Company) than as provided hereunder (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(d)), which the Board of Directors of the Company determines is reasonably likely to be consummated.

(f) Obligation to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal.

(g) Board Actions. Any determination made or action taken by the Board of Directors of the Company in accordance with Sections 6.03(b) and 6.03(d) shall be made or taken only after receipt of the affirmative recommendation of the Special Committee with respect to such determination or action and, if applicable, after the Audit and Affiliated Transactions Committee’s review and approval thereof.

Section 6.04. Tax Matters. (a) From the date hereof until the Effective Time, neither the Company nor any of its Subsidiaries shall make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any material amended Tax Returns or claims for material Tax refunds, enter into any material closing agreement, surrender any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the Tax liability or reducing any Tax asset of the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries shall establish or cause to be established in accordance with GAAP on or before the Effective Time an adequate accrual for all Taxes due with respect to any period or portion thereof ending prior to or as of the Effective Time.

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01. Conduct of Parent. From the date hereof until the Effective Time, except as otherwise contemplated herein or in the Concurrent Merger Agreement, Parent shall, and shall cause each of its Subsidiaries to conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to preserve intact its business organizations and relationships with Third Parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time Parent shall not, nor shall it permit any of its Subsidiaries to:

(a) amend the articles of incorporation or bylaws of Parent in a manner that would have a material and adverse impact on the value of Parent Stock;

(b) adopt or implement a plan of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, consolidation or recapitalization of Parent;

(c) agree, resolve or commit to do any of the foregoing; or

(d) enter into, modify, amend or terminate any contract, arrangement, commitment or understanding or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (i) impair the ability of Parent to perform its obligations under this Agreement in any material respect, or (ii) prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 7.02. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.03. Voting of Company Stock. Parent shall vote or cause to be voted all shares of Company Stock and Company Class B Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Stockholder Meeting. At or prior to the Company Stockholder Meeting, Parent shall vote or cause to be voted separately as a class (at the Company Stockholder Meeting or by written consent) all shares of Company Class B stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Stockholder Meeting (the “Parent Class B Approval”).

Section 7.04. Director and Officer Liability. Parent shall cause the Surviving Entity, and the Surviving Entity hereby agrees, to do the following:

(a) From and after the Effective Time, each of Parent and the Surviving Entity shall indemnify and hold harmless the present and former directors and officers of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware Law or any other Applicable Law or provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof.

(b) Parent shall cause to be maintained in effect (i) provisions in the Surviving Entity’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Entity) regarding elimination of liability of directors, indemnification of directors, officers and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement and (ii) in accordance with its terms each indemnification agreement between the Company and any officer or director of the Company in effect as of the date of this Agreement.

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Entity as of the Effective Time, to obtain and fully pay the premium for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim in respect of acts or omissions occurring prior to the Effective Time and with terms that are reasonably acceptable to Parent and that are, with respect to coverage and amount, no less favorable than those of the Company’s existing D&O Insurance. If the Company or the Surviving Entity for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Entity shall provide, for a period of six years after the Effective Time, D&O Insurance in respect of acts or omissions occurring prior to the Effective Time covering each Indemnified Person currently covered by the Company’s existing D&O Insurance on terms with respect to coverage and amount no less favorable than those of the Company’s existing D&O Insurance; provided that, in satisfying its obligation under this Section 7.04(c), the Surviving Entity shall not be obligated to pay in the aggregate in excess of 250% of the amount per annum the Company paid in its last full policy year, which amount is set forth in Section 7.04(c) of the Company Disclosure Schedule; provided, further, that if the aggregate premiums of such D&O Insurance exceeds such amount, the Surviving Entity shall be obligated to obtain D&O Insurance with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) If Parent, the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 7.04.

(e) The rights of each Indemnified Person under this Section 7.04 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.05. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Stock to be issued as part of the Merger Consideration to be listed on the New York Stock Exchange, subject to official notice of issuance.

Section 7.06. Employee Matters. (a) For a period of one year following the Effective Time, Parent shall provide to all employees of the Company or any of its Subsidiaries as of the Effective Time who continue employment with the Surviving Entity or any of its Affiliates (“Continuing Employees”) compensation and benefits (other than equity based compensation) that are in the aggregate substantially comparable to the compensation and benefits provided by the Company and its Subsidiaries to the Continuing Employees as in effect immediately prior to the Effective Time.

(b) With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or any of its Subsidiaries, including the Surviving Entity, in which any Continuing Employee becomes a participant, such Continuing Employee shall receive full credit for purposes of eligibility to participate and vesting thereunder (but not for purposes of benefit accruals) for service with the Company or any of its Subsidiaries (or predecessor employers to the extent the Company provides such past service credit) to the same extent that such service was recognized as of the Effective Time under a comparable plan of the Company and its Subsidiaries in which the Continuing Employee participated.

(c) With respect to any welfare plan maintained by Parent or any of its Subsidiaries, including the Surviving Entity, in which any Continuing Employee is eligible to participate after the Effective Time, Parent shall, or shall cause its Subsidiaries to, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of the Company or its Subsidiaries prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid and for out-of-pocket maximums incurred prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(d) Parent shall, and shall cause its Subsidiaries, including the Surviving Entity, to honor, in accordance with its terms, each Employee Plan including the retention arrangements specified on Section 7.06(d) of the Company Disclosure Schedule and all obligations thereunder, including any rights or benefits arising as a result of the transactions contemplated hereby (either alone or in combination with any other event, including termination of employment). Parent hereby agrees and acknowledges that the consummation of the Merger constitutes a change of control or a change in control, as the case may be, for all purposes under any plan or agreement set forth on Section 7.06(d) of the Company Disclosure Schedule.

(e) With respect to the annual bonus for which any employee of the Company or any of its Subsidiaries is eligible under any of the Company’s annual incentive plans with respect to the year in which the Effective Time occurs, Parent shall administer each such plan (including the payment of all amounts owed thereunder at the ordinary time) in accordance with its terms; provided that the amount payable to such employee under such plan shall be determined in accordance with the terms of such plan and based on the attainment of applicable performance goals as mutually determined in the reasonable, good faith judgment of Parent and the Company. With respect to the annual bonus for which any employee of the Company or any of its Subsidiaries is eligible under any of the Company’s annual incentive plans with respect to any year, if any, prior to the Effective Time, the Company shall administer each such plan (including the payment of all amounts owed thereunder at the ordinary time) in accordance with its terms consistent with past practices in the ordinary course.

(f) Nothing in this Section 7.06 shall (i) be treated as an amendment of, or undertaking to amend, any benefit plan, (ii) prohibit Parent or any of its Subsidiaries, including the Surviving Entity, from amending any employee benefit plan subject to Section 7.06(e), (iii) obligate Parent, the Company, the Surviving Entity or any of their respective Affiliates to retain the employment of any particular employee or (iv) confer any rights or benefits on any person other than the parties to this Agreement.

Section 7.07. Limitation on Acquisitions. Prior to the Effective Time Parent shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire any Person (other than PAS) if such acquisition would reasonably be expected to prevent, hinder or delay the consummation of the transactions contemplated by this Agreement or to make it more difficult, or to increase the time required, to obtain the expiration or termination of the waiting period under the HSR Act or any other applicable Competition Laws applicable to the transactions contemplated by this Agreement.

Section 7.08. Certain Litigation. On or as soon as practicable after the date of this Agreement and no later than two Business Days after the date of this Agreement, Parent shall take all steps necessary to cause the plaintiffs in the action captioned PepsiCo, Inc., et al. v. Pepsi Bottling Group, Inc., et al., C.A. No. 4575, pending in the Court of Chancery of the State of Delaware, to file a Notice of Voluntary Dismissal pursuant to Rule 41(a)(1) of the Rules of the Court of Chancery of the State of Delaware, which Notice shall be reasonably acceptable to the Company, such that the action is dismissed with prejudice so as not to be brought in any court of the States or the United States.

Section 7.09. Company Indebtedness. At or prior to the Effective Time, Merger Subsidiary shall, and Parent shall cause Merger Subsidiary to, expressly assume the due and punctual payment of the principal of and premium, if any, and interest on the 7.00% Senior Notes due March 1, 2029 outstanding pursuant to an indenture dated as of March 8, 1999, among the Company, as obligor, Bottling Group, LLC, as guarantor, and The Chase Manhattan Bank, as trustee (such indenture, the “2009 Indenture”) and the performance of every covenant of the 2029 Indenture to be performed or observed by the Company, such assumption to take effect as of the Effective Time and by a supplemental indenture executed and delivered to the trustee in a form satisfactory to such trustee.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents; (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, or desirable to consummate the transactions contemplated by this Agreement; (iii) to the extent proper and advisable, participating and actively defending against or otherwise pursuing any litigation that may be commenced by a Governmental Authority relating to this Agreement or the transactions contemplated hereby; (iv) in the event that the United States Federal Trade Commission (the “FTC”) or the United States Department of Justice (the “DOJ”) issues a Request for Additional Information and Documentary Material (a “Second Request”) under the HSR Act in relation to the Merger and the other transactions contemplated by this Agreement, taking such measures as may be reasonably necessary to limit the scope of such Second Request, certifying substantial compliance with such Second Request and otherwise responding to and seeking to resolve any requests for information, documents, data or testimony made by the FTC or the DOJ under the HSR Act; (v) securing clearance under all applicable Competition Laws (including the expiration or termination of any applicable waiting period thereunder) of the Merger and the other transactions contemplated by this Agreement by the Termination Date; and (vi) preventing the entry of, and having vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order relating to any applicable Competition Law that would prevent, prohibit, restrict or delay the consummation of the Merger and the other transactions contemplated by this Agreement; provided that the parties hereto understand and agree that in no event shall the Company, Parent or Merger Subsidiary be required by this Section 8.01 or any other provision of this Agreement (A) to enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or (B) to divest or otherwise hold separate (including by establishing a trust or otherwise), or take any other action (or otherwise agree to do any of the foregoing) in the case of either of the foregoing clauses (A) or (B) with respect to any of the material businesses, assets or properties of Parent or the Company or any of their respective material Subsidiaries.

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make appropriate filings pursuant to applicable Competition Laws, including an appropriate filing of a Notification and Report Form pursuant to the HSR Act, with respect to the transactions contemplated hereby as promptly as practicable. Each of Parent and the Company shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Competition Law and shall use reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Competition Law as soon as practicable. The Company agrees to take such reasonable actions as are deemed prudent by Parent to secure needed approvals from any Governmental Authority with respect to the transactions contemplated hereby and to assist Parent in litigating or otherwise contesting objections to, or proceedings challenging, the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 8.02. SEC Matters. (a) As promptly as practicable after the date hereof, Parent and the Company shall prepare and file the Registration Statement (in which the Proxy Statement will be included) and the Schedule 13E-3 with the SEC. Parent and the Company shall use their reasonable best efforts to cause the Schedule 13E-3 to be cleared by the SEC and the Registration Statement to become effective under the 1933 Act as soon after each such filing as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Subject to Section 6.03, the Proxy Statement shall include the recommendation of the Board of Directors of the Company (including the Special Committee) in favor of adoption of this Agreement. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Registration Statement becomes effective. Each of the Company and Parent shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Schedule 13E-3, the Proxy Statement and the Registration Statement and advise one another of any oral comments received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to ensure that the Registration Statement, the Proxy Statement and the Schedule 13E-3 comply in all material respects with the rules and regulations promulgated by the SEC under the 1933 Act and the 1934 Act, as the case may be.

(b) The Company and Parent shall make all necessary filings with respect to the Merger and the transactions contemplated hereby under the 1933 Act and the 1934 Act and applicable state “blue sky” laws and the rules and regulations thereunder. Each of the Company and Parent will advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Schedule 13E-3, the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Schedule 13E-3, the Registration Statement or the Proxy Statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company.

Section 8.03. Public Announcements. Parent and the Company shall consult with each other before issuing any press release (including by providing the other party a reasonable opportunity to comment thereon), having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call before such consultation. This Section 8.03 shall not apply to matters referred to in Section 6.03.

Section 8.04. Further Assurances. At and after the Effective Time, the officers of the Surviving Entity shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Entity any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger.

Section 8.05. Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement dated August 1, 2009 between the Company and Parent (the “Confidentiality Agreement”) the Company and Parent shall and shall cause each of its respective Subsidiaries to (a) give to the other party, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of such party, (b) furnish to the other party, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (c) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with the other party in its investigation; provided that (i) the provision of any information or documents regarding the work papers of the Company’s auditors shall be subject to the requirements of such auditors and (ii) any information or documents subject to attorney-client privilege shall be redacted or limited to the extent necessary to preserve such privilege. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party. No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by any party hereunder.

Section 8.06. Notices of Certain Events. Each of the Company and Parent shall promptly notify and provide copies to the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

(d) any inaccuracy of such party’s representation or warranty contained in this Agreement at any time during the term hereof that would reasonably be expected to cause any condition set forth in Article 9 not to be satisfied; and

(e) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

provided, that the delivery of any notice pursuant to this Section 8.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

Section 8.07. Tax-free Reorganization. (a) Prior to the Effective Time, each of Parent and the Company shall use its reasonable best efforts to cause the Merger to qualify as a 368 Reorganization, and shall not take any action reasonably likely to cause the Merger not so to qualify. Parent shall not take, or cause the Surviving Entity to take, any action after the Effective Time reasonably likely to cause the Merger not to qualify as a 368 Reorganization.

(b) Each of Parent and the Company shall use its reasonable best efforts to obtain the opinions referred to in Sections 9.02(d) and 9.03(b).

Section 8.08. Section 16 Matters. Prior to the Effective Time, each party shall take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) or acquisitions of Parent Stock (including derivative securities with respect to Parent Stock) resulting from the transactions contemplated by Article 2 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company and will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.09. Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Entity of the Company Stock from the NYSE and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time.

Section 8.10. Merger Subsidiary Reincorporation. Prior to Closing, Parent may cause Merger Subsidiary to be reincorporated as a Delaware corporation (by merger, reincorporation or otherwise).

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a) the Company Stockholder Approval shall have been obtained in accordance with Delaware Law;

(b) no Applicable Law shall prohibit the consummation of the Merger;

(c) any applicable waiting period under the HSR Act relating to the Merger and any agreement between Parent, the Company and any Governmental Authority not to consummate the Merger prior to a specific date shall have expired or been terminated;

(d) the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

(e) the shares of Parent Stock to be issued in the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance; and

(f) other than the actions and filings referenced in Section 9.01(c), all material actions by or in respect of, or material filings with, any Governmental Authority, required to permit the consummation of the Merger shall have been taken, made or obtained.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in Section 4.05 shall be true in all respects (except for such inaccuracies as are de minimis relative to Section 4.05 taken as a whole) at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all respects only as of such time), (B) the representations and warranties of the Company contained in Sections 4.01, 4.02, 4.21, 4.22 and 4.23 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (C) the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (C) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;

(b) there shall not be pending any action or proceeding by any Governmental Authority, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Merger, (ii) seeking to restrain or prohibit Parent’s, Merger Subsidiary’s or any of Parent’s other Affiliates’ (A) ability effectively to exercise full rights of ownership of the Company’s capital stock, including the right to vote any shares of the Company’s capital stock acquired or owned by Parent, Merger Subsidiary or any of Parent’s other Affiliates following the Effective Time on all matters properly presented to the Company’s stockholders, or (B) ability to effectively exercise full rights of ownership or operation (or that of its respective Subsidiaries or Affiliates) of any material business or assets of the Company and its Subsidiaries, or of Parent and its Subsidiaries or (iii) seeking to compel Parent or any of its Subsidiaries or Affiliates to dispose of or hold separate all or any of any material business or assets of the Company and its Subsidiaries or of Parent and its Subsidiaries, or (iv) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (or, following the Effective Time, the Surviving Entity) or Parent;

(c) there shall not have been any action taken, or any Applicable Law enacted, enforced, promulgated, issued or deemed applicable to the Merger, by any Governmental Authority, other than the application of the waiting period provisions of the HSR Act to the Merger, that would reasonably be expected to, individually or in the aggregate, result in any of the consequences referred to in clauses (i) through (iv) of Section 9.02(b);

(d) Parent shall have received an opinion of Davis Polk & Wardwell LLP in form and substance reasonably satisfactory to Parent, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provision of Section 368(a) of the Code and that each of Parent, Merger Subsidiary and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Davis Polk & Wardwell LLP shall be entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibits A and B hereto; and

(e) from the date of this Agreement to the Effective Time, there shall not have occurred and be continuing any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of Parent contained in Section 5.01, 5.02, 5.05 and 5.16 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (B) the other representations and warranties of Parent and Merger Subsidiary contained in this Agreement or in any certificate or other writing delivered by Parent or Merger Subsidiary pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (B) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect;

(b) the Company shall have received an opinion of Cravath, Swaine & Moore LLP in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent, Merger Subsidiary and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Cravath, Swaine & Moore LLP shall be entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibit A and B hereto; and

(c) from the date of this Agreement to the Effective Time, there shall not have occurred and be continuing any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before August 3, 2010 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

(ii) there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and any such injunction shall have become final and nonappealable; or

(iii) at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained; or

(c) by Parent:

(i) (A) prior to the Company Stockholder Meeting, if a Company Adverse Recommendation Change shall have occurred or (B) if the Company materially breaches its obligations under this Agreement by reason of a failure to call the Company Stockholders Meeting in accordance with Section 6.02; or

(ii) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

(d) by the Company, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the knowing and intentional (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The provisions of this Section 10.02 and Sections 11.04, 11.07, 11.08 and 11.09, and the Confidentiality Agreement, shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or Merger Subsidiary, to:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

Attention: Larry D. Thompson

Facsimile No.: (914) 253-2070

with a copy to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: George R. Bason, Jr.

                  Marc O. Williams

Facsimile No.: (212) 450-3800

if to the Company, to:

The Pepsi Bottling Group, Inc.

1 Pepsi Way

Somers, New York 10589

Attention: Steven M. Rapp

Facsimile No.: (914) 767-7944

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attention: Robert I. Townsend, III

                  George F. Schoen

Facsimile No.: (212) 474-3700

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Termination Fee.

(i) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i), then the Company shall pay to Parent in immediately available funds $165,300,000 (the “Company Termination Fee”) within one Business Day after such termination.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) and the Company Stockholder Meeting has not been held or Section 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Company Termination Fee.

(c) Other Costs and Expenses. The Company acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 11.04, it shall also pay any costs and expenses incurred by Parent or Merger Subsidiary in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount.

Section 11.05. Disclosure Schedule and SEC Document References. (a) The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

(b) The parties hereto agree that any information contained in any part of any Company SEC Document or Parent SEC Document shall only be deemed to be an exception to (or a disclosure for purposes of) the applicable party’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a person who has read that information concurrently with such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed; provided that in no event shall any information contained in any part of any Company SEC Document or Parent SEC Document entitled “Risk Factors”, “Cautionary Statement”, “Cautionary Statements” or containing a description or explanation of “Forward-Looking Statements” be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of any party contained in this Agreement.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.04, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.04, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time prior to the mailing of the Proxy Statement and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state, except to the extent the laws of the State of New Jersey are mandatorily applicable to the Merger.

Section 11.08. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party. Merger Subsidiary agrees that it may be served with process in Delaware in any proceeding for enforcement of any obligation of the Company, as well as for enforcement of any of its obligations arising from the Merger, including any suit or other proceeding to enforce the right of any stockholder as determined in an appraisal proceeding under Section 262 of Delaware Law and irrevocably appoints the Secretary of State of the State of Delaware as its agent to accept service of process in any such suit or other proceeding.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

[The remainder of this page has been intentionally left blank;

the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

THE PEPSI BOTTLING GROUP, INC.

By:	/S/ ERIC J. FOSS
	Name:	Eric J. Foss
	Title:	Chief Executive Officer

PEPSICO, INC.

By:	/S/ LARRY D. THOMPSON
	Name:	Larry D. Thompson
	Title:	Senior Vice President, Government Affairs, General Counsel and Secretary

PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.

By:	/S/ THOMAS H. TAMONEY, JR.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Secretary

Appendix A-1

700 Anderson Hill Road    Purchase, New York 10577

Tel. (914) 253-3623    Fax (914) 253-2367    thomas.tamoney@pepsi.com

THOMAS H. TAMONEY, JR.

SENIOR VICE PRESIDENT

DEPUTY GENERAL COUNSEL AND ASSISTANT SECRETARY

November 16, 2009

Re:	Waiver of Certain Rights under Section 11.04(b) of the Merger Agreement

The Pepsi Bottling Group, Inc.

1 Pepsi Way

Somers, New York 10589

Attention: Steven M. Rapp

Facsimile No.: (914) 767-7944

Dear Mr. Rapp:

Reference is made to the Agreement and Plan of Merger dated as of August 3, 2009 (as may be amended, the “Merger Agreement”) among The Pepsi Bottling Group, Inc., a Delaware corporation (the “Company”), PepsiCo Inc., a North Carolina corporation (“Parent”), and Pepsi-Cola Metropolitan Bottling Company, Inc., a New Jersey corporation wholly owned by Parent (“Merger Subsidiary”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

Parent, the Company, and the individual members of the board of directors of the Company are defendants to putative stockholder class action lawsuits challenging the Merger in the state courts of Delaware and New York (the “Stockholder Litigation”). In connection with the contemplated settlement of the Stockholder Litigation, and pursuant to Section 11.03 of the Merger Agreement, Parent hereby waives the following rights under the Merger Agreement to the extent set forth below:

A. Reduction of Termination Fee Set Forth in Section 11.04(b)(i)

Parent agrees to reduce the Company Termination Fee set forth in Section 11.04(b)(i) of the Merger Agreement from $165.3 million to $115 million.

B. Shortening of the Time Period Set Forth in Section 11.04(b)(ii)

Parent agrees to shorten, from 12 months to 6 months, the time period after termination of the Merger Agreement, set forth in Section 11.04(b)(ii) of the Merger Agreement, during which the entering into a definitive agreement with respect to, the recommendation to its stockholders of, or the consummation of an Acquisition Proposal by the Company may require the Company to pay to Parent the Company Termination Fee.

This waiver letter shall be governed by and construed in accordance with the laws of the State of Delaware. By execution hereof, Parent acknowledges the foregoing waiver and agrees that such waiver shall be legally binding against it. Except to the extent expressly provided herein, the Merger Agreement shall remain in full force and effect in accordance with its terms.

A-1-1

[Signature on Following Page]

CC:	Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attention: Robert I. Townsend, III

George F. Schoen

Facsimile No.: (212) 474-3700

The Pepsi Bottling Group, Inc.	A-1-2

PEPSICO, INC.

By:	/s/ THOMAS H. TAMONEY, JR.
Name:	Thomas H. Tamoney, Jr.
Title:	Senior Vice President, Deputy General Counsel and Secretary

(Signature Page to Waiver Letter)

The Pepsi Bottling Group, Inc.	A-1-3

Appendix B

1585 Broadway

New York, NY 10036

August 3, 2009

The Special Committee and

The Board of Directors

The Pepsi Bottling Group, Inc.

1 Pepsi Way, Suite 4

Somers, New York, NY 10589

Members of the Special Committee and Members of the Board:

We understand that The Pepsi Bottling Group, Inc. (“PBG” or the “Company”), PepsiCo, Inc. (“PepsiCo” or the “Buyer”), and Pepsi-Cola Metropolitan Bottling Company, Inc., a wholly-owned subsidiary of the Buyer (“Merger Subsidiary”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated as of August 3, 2009 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of the Company with and into Merger Subsidiary. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of common stock, par value $0.01 per share, of the Company (together with associated preferred share purchase rights, the “Company Common Stock”), other than shares of Company Common Stock held in treasury or held by the Buyer, Merger Subsidiary or any other subsidiary of Buyer, or as to which dissenters’ rights have been perfected, will be converted into the right to receive, at the election of the holder, $36.50 in cash or 0.6432 shares of PepsiCo common stock, par value 1-2/3 cents per share (the “Buyer Common Stock”) (subject to pro-ration and other adjustments as set forth in the Merger Agreement) (the “Consideration”). In addition, pursuant to the Merger, each outstanding share of Class B common stock, par value $0.01 per share, of the Company (together with associated preferred share purchase rights, the “Company Class B Stock”), other than shares of Company Class B Stock held by the Buyer or Merger Subsidiary, and each share of Company Common Stock held by a subsidiary of Buyer other than Merger Subsidiary, will be converted into the right to receive a certain number of shares of Buyer Common Stock, as further described in the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock (other than PepsiCo and its affiliates) pursuant to the Merger is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

1)	reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer prepared by the management of the Company and the Buyer, respectively;

3)	reviewed certain financial projections prepared by the management of the Company;

4)	reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of the Company and the Buyer, respectively;

5)	discussed the past and current operations and financial condition and the prospects of the Company and the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company and the Buyer, respectively;

6)	reviewed the pro forma impact of the Merger on the Buyer’s earnings per share, cash flow, consolidated capitalization and financial ratios;

7)	reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

8)	compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Stock and the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

9)	reviewed the financial terms, including, but not limited to, multiples and premia paid of certain comparable acquisition transactions;

10)	participated in discussions among representatives of the Company and the Buyer and their financial and legal advisors;

11)	reviewed the Merger Agreement and certain related documents, and,

12)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections provided to us by the Company, and information relating to certain strategic, financial and operational benefits anticipated from the Merger provided to us by the Company and the Buyer, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer regarding the future financial performance of the Company and the Buyer. For purposes of rendering this opinion, we have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company or the Buyer since the respective dates of the most recent financial statements and other information, financial or otherwise, relating to the Company or the Buyer, respectively, made available to us. We have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, and that the aggregate Consideration shall consist substantially of 50% cash and 50% Buyer Common Stock. Morgan Stanley has also assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Merger. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and the Buyer and their legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. In addition, you have not asked us to address, and this opinion does not address, (i) the fairness to, or any other consideration of, the holders of any class of securities (including holders of Company Class B Stock), creditors or other constituencies of the Company, other than the holders of the Company Common Stock (other than PepsiCo and its affiliates), (ii) the relative fairness of any portion of the consideration to holders of any series of common stock of the Company, or (iii) the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees or the Company, or any class of such persons, relative to the Consideration to be received by the holders of the Company Common Stock (other than PepsiCo and its affiliates) in the Merger.

We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring

B-2

after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Our opinion addresses only the fairness of the Consideration to be received by the holders of shares of the Company Common Stock (other than PepsiCo and its affiliates), and does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available to the Company. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company, nor did we negotiate with any parties, other than the Buyer, which expressed interest in the possible acquisition of the Company.

We have acted as financial advisor to the Special Committee and the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a portion of which is contingent upon the closing of the Merger or the Company remaining independent. In the three years prior to the date hereof, we have provided financial advisory and financing services for the Company and the Buyer and have received fees in connection with such services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, the Buyer or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Special Committee and the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Merger if such inclusion is required by applicable law. This opinion is not intended to be and shall not constitute a recommendation to any holder of the Company Common Stock as to whether to take any action in connection with the Merger or as to how any such holder should vote at the stockholder’s meeting to be held in connection with the Merger. In addition, this opinion does not in any manner address the prices at which the Company Common Stock or the Buyer Common Stock will trade at any time.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock (other than PepsiCo and its affiliates) pursuant to the Merger is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/S/ CARMEN M. MOLINOS
Carmen M. Molinos Managing Director

B-3

Appendix C

August 3, 2009

The Board of Directors and the Special Committee of The Board of Directors

The Pepsi Bottling Group, Inc.

One Pepsi Way

Somers, NY 10589

Members of The Board of Directors and the Special Committee of the Board of Directors:

We understand that The Pepsi Bottling Group, Inc., a Delaware corporation (the “Company”), is considering a transaction whereby PepsiCo, Inc., a North Carolina corporation (“Parent”), will acquire the Company by effecting a merger involving the Company. Pursuant to an Agreement and Plan of Merger, substantially in the form of the draft referred to below (the “Merger Agreement”), among Parent, Pepsi-Cola Metropolitan Bottling Company, Inc., a New Jersey corporation wholly-owned by Parent (“Merger Sub”), and the Company, (a) the Company will merge with and into Merger Sub (the “Merger”) as a result of which Merger Sub will continue as the surviving entity and a wholly-owned subsidiary of Parent, (b) each outstanding share of common stock, par value $0.01 per share, of the Company, not including the Class B common stock, par value $0.01 per share, of the Company (the “Class B Common Stock”), together with the associated preferred share purchase rights (the “Shares”), other than Shares held in treasury or held by Parent, Merger Sub or any other subsidiary of Parent, will be converted into the right to receive, at the option of the holder thereof, and subject to certain limitations and proration procedures set forth in the Agreement (as to which we express no opinion), (i) $36.50 in cash (the “Cash Consideration”) or (ii) 0.6432 shares (such number of shares, the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”) of common stock, par value one and two-thirds cents per share, of Parent (“Parent Common Stock”), (c) each Share held by any subsidiary of Parent (other than Merger Sub) will be converted into the right to receive the Stock Consideration and (d) each share of Class B Common Stock, other than shares held by Parent or Merger Sub, will be converted into the right to receive the Stock Consideration. We understand that, contemporaneously with the execution of the Merger Agreement, Parent proposes to enter into an Agreement and Plan of Merger with PepsiAmericas, Inc. (“PAS”) pursuant to which Parent will acquire PAS (the “PAS Merger”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Shares, other than Parent or any affiliate of Parent (the “Holders”), of the Merger Consideration to be received by such Holders in the proposed Merger.

For purposes of the opinion set forth herein, we have, among other things:

1.	reviewed certain publicly available financial statements and other business and financial information with respect to the Company and Parent, including research analyst reports;

2.	reviewed certain internal financial statements, analyses and forecasts, and other financial data relating to the business of the Company, in each case, prepared by the Company’s management (the “Company Forecasts”);

3.	reviewed certain publicly available financial forecasts relating to Parent (the “Parent Public Forecasts”);

4.	reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of the Company;

5.	discussed the past and current business, operations, financial condition and prospects of the Company and Parent, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company and Parent;

6.	reviewed the pro forma financial impact of, among other things, the Merger on the future financial performance of Parent, including the potential impact on Parent’s estimated earnings per share;

7.	compared the financial performance of the Company and Parent with that of certain publicly-traded companies which we believe to be generally relevant;

8.	compared the financial terms of the Merger with the publicly available financial terms of certain transactions which we believe to be generally relevant;

9.	reviewed the historical trading prices and trading activity for the Shares and Parent Common Stock, and compared such price and trading activity of the Shares and shares of Parent Common Stock with that of securities of certain publicly-traded companies which we believe to be generally relevant;

10.	reviewed the Davis Polk & Wardwell LLP draft dated August 3, 2009, of the Merger Agreement (the “Draft Merger Agreement”); and

11.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further assumed, with your consent, that information furnished by the Company for purposes of our analysis does not contain any material omissions or misstatements of material fact. With respect to the Company Forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have been advised by the management of the Company, and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to future financial performance of the Company and the other matters covered thereby and we express no view as to the assumptions on which they are based. As you are aware, we have not been provided with, and did not have access to, financial forecasts relating to Parent prepared by the management of Parent. Accordingly, we have been advised by management of Parent, and have assumed, that the Parent Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of Parent and we have used the Parent Public Forecasts in performing our analyses. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Parent, nor have we been furnished with any such valuations or appraisals. In addition, we have not evaluated the solvency of any party to the Merger Agreement under any state or federal laws relating to bankruptcy, insolvency or similar matters. We have assumed that the Merger will be consummated in accordance with the terms set forth in the Draft Merger Agreement, without material modification, waiver or delay. We also have assumed that the final executed Merger Agreement will not differ in any material respect from the Draft Merger Agreement reviewed by us. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Merger. We have also assumed that the Merger will qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. In addition, we have assumed, with your consent, that the aggregate Merger Consideration shall substantially consist of 50% cash and 50% Parent Common Stock. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Merger Consideration to be received by the Holders pursuant to the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Merger Agreement or the form or structure of the Merger or the likely timeframe in which the Merger will be consummated. We were not requested to, and did not, participate in the negotiation of the terms of the Merger, and we were not requested to, and did not, provide any advice or services in connection with the Merger other than the delivery of this opinion. We express no view or

C-2

opinion as to any such matters. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Merger Consideration. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of the Company to enter into the Merger or the relative merits of the Merger as compared with any other strategic alternative which may be available to the Company nor does it address the relative merits of the PAS Merger. We have not been authorized to solicit, and have not solicited, indications of interest in a transaction with the Company from any party.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company with respect to this opinion and will receive fees for our services in connection with the delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Perella Weinberg Partners LP and its affiliates and the Company or Parent pursuant to which compensation was received by Perella Weinberg Partners LP or its affiliates; however Perella Weinberg Partners LP and its affiliates may in the future provide investment banking and other financial services to the Company and Parent and their respective affiliates for which they would expect to receive compensation. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

It is understood that this opinion is for the information and assistance of the Board of Directors of the Company and the Special Committee of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Merger. This opinion is not intended to be and does not constitute a recommendation to any Holder or holder of shares of Parent Common Stock as to how to vote or otherwise act with respect to the proposed Merger or any other matter and does not in any manner address the prices at which the Shares or shares of Parent Common Stock will trade at any time. In addition, we express no opinion as to the fairness of the Merger to, or any consideration received in connection with the Merger by, the holders of any other class of securities (including the Class B Common Stock), creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, on the date hereof, the Merger Consideration to be received by the Holders pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

Very truly yours,

/s/    Perella Weinberg Partners LP

PERELLA WEINBERG PARTNERS LP

C-3

Appendix D

DELAWARE GENERAL CORPORATION LAW

SECTION 262 APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS

PepsiCo, Inc. (“PepsiCo”) does not have any provisions for indemnification of directors or officers in its Amended and Restated Articles of Incorporation. Article III, Section 3.7 of PepsiCo’s amended and restated bylaws provide that PepsiCo shall indemnify, to the full extent permitted by law, any person who was or is, or who is threatened to be made, a party to an action, suit or proceeding (and any appeal therein), whether civil, criminal, administrative, investigative or arbitrative, by reason of the fact that such person, such person’s testator or intestate, is or was a director, officer or employee of PepsiCo, or is or was serving at the request of PepsiCo as a director, officer or employee of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. At the board of directors’ discretion, such indemnification may also include advances of a director’s, officer’s or employee’s expenses prior to final disposition of such action, suit or proceeding.

Section 55-2-02 of the North Carolina Business Corporation Act (the “North Carolina Act”) enables a corporation in its articles of incorporation to eliminate or limit, with certain exceptions, the personal liability of directors arising out of an action whether by or in the right of the corporation or otherwise for monetary damages for breach of their duties as directors. No such provision is effective to eliminate or limit a director’s liability for: (1) acts or omissions that the director at the time of the breach knew or believed to be clearly in conflict with the best interests of the corporation; (2) improper distributions as described in Section 55-8-33 of the North Carolina Act; (3) any transaction from which the director derived an improper personal benefit; or (4) acts or omissions occurring prior to the date the exculpatory provision became effective. As noted above, PepsiCo’s Amended and Restated Articles of Incorporation do not contain a provision that eliminates or limits such personal liability.

Sections 55-8-50 through 55-8-58 of the North Carolina Act permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, because of the fact that such person was or is a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, employee or agent (1) conducted himself in good faith, (2) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interests of the corporation or (b) that in all other cases his conduct was at least not opposed to the corporation’s best interests, and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by a majority vote of a quorum of the board of directors who are not parties to the proceeding in question, a duly designated committee of directors if a quorum of the full board cannot be established, special legal counsel selected by the board or duly designated committee of directors, or the stockholders (excluding shares owned or controlled by directors who are parties to the proceeding in question) in accordance with Section 55-8-55 of the North Carolina Act. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which a director was adjudged liable to the corporation or in connection with any other proceeding charging improper personal benefit in which a director was adjudged liable (whether or not involving action in his official capacity) on the basis of having received an improper personal benefit.

Sections 55-8-52 and 55-8-56 of the North Carolina Act require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was, or was threatened to be, made a party because he is or was a director or officer of the corporation against reasonable expenses incurred by him in connection with the proceeding. Unless prohibited by the articles of incorporation, a director or officer also may make application for and obtain court-ordered indemnification if the court determines that such director or officer is (1) entitled to mandatory indemnification under Section 55-8-52, in which case the court will also order the corporation to pay the director’s or officer’s reasonable expenses incurred to obtain court-ordered indemnification, or (2) fairly and reasonably entitled to indemnification in view of all relevant circumstances, whether or not he met the standard of conduct set forth in Section 55-8-51 or was adjudged liable as described in Section 55-8-51.

In addition to, and notwithstanding the conditions of and limitations on, the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina Act permits a corporation, in its articles of incorporation or bylaws, or by contract or resolution, to indemnify, or agree to indemnify, any of its directors, officers, employees or agents against liability and expenses (including attorneys’ fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. Consistent with the foregoing, PepsiCo has entered into indemnification agreements with each of its directors, pursuant to which PepsiCo has agreed to indemnify and hold harmless, to the full extent permitted by law, each director against any and all liabilities and assessments (including attorneys’ fees and other costs, expenses and obligations) arising out of or related to any threatened, pending or completed action, suit, proceeding, inquiry or investigation, whether civil, criminal, administrative, or other, including, but not limited to, judgments, fines, penalties and amounts paid in settlement (whether with or without court approval), and any interest, assessments, excise taxes or other charges paid or payable in connection with or in respect of any of the foregoing, incurred by the director and arising out of his status as a director or member of a committee of the board of directors of PepsiCo, or by reason of anything done or not done by the director in such capacities. After receipt of an appropriate request by a director, PepsiCo will also advance all expenses, costs and other obligations (including attorneys’ fees) arising out of or related to such matters. PepsiCo will not be liable for payment of any liability or expense incurred by a director on account of acts which, at the time taken, were known or believed by such director to be clearly in conflict with PepsiCo’s best interests.

Additionally, Section 55-8-57 of the North Carolina Act authorizes a corporation to purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such a person, whether or not the corporation is otherwise authorized by the North Carolina Act to indemnify that person. PepsiCo has purchased and maintains such insurance.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)

Exhibit Number	Description
(2.1)	Agreement and Plan of Merger dated as of August 3, 2009 among The Pepsi Bottling Group, Inc., PepsiCo, Inc. and Pepsi-Cola Metropolitan Bottling Company, Inc. (included as Appendix A to the proxy statement/prospectus) (the schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K)
(2.2)	Waiver Letter from PepsiCo, Inc. dated as of November 16, 2009 (included as Appendix A-1 to the proxy statement/prospectus)
(3.1)	Amended and Restated Articles of Incorporation of PepsiCo, Inc., which are incorporated herein by reference to Exhibit 4.1 to PepsiCo, Inc.’s Registration Statement on Form S-8 (Registration
No. 333-66632)

Exhibit Number	Description
(3.2)	Bylaws of PepsiCo, Inc., as amended on September 18, 2009, which are incorporated herein by reference to Exhibit 3.2 to PepsiCo, Inc.’s Current Report on Form 8-K dated September 18, 2009
(5)	Opinion of Womble Carlyle Sandridge & Rice, PLLC regarding legality
(8.1)	Opinion of Davis Polk & Wardwell LLP regarding tax matters
(8.2)	Opinion of Cravath, Swaine & Moore LLP regarding tax matters
(15)	Letter of KPMG LLP, independent registered public accounting firm of PepsiCo, Inc., regarding unaudited interim financial information
(21)	Subsidiaries of PepsiCo, Inc., which is incorporated by reference to Exhibit 21 to PepsiCo’s Annual Report on Form 10-K for the fiscal year ended December 27, 2008
(23.1)	Consent of KPMG LLP, independent registered public accounting firm of PepsiCo, Inc.
(23.2)	Consent of Deloitte & Touche LLP, independent registered public accounting firm of The Pepsi Bottling Group, Inc.
(23.3)	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Bottling Group, LLC
(23.4)	Consent of Womble Carlyle Sandridge & Rice, PLLC (included in the opinion filed as Exhibit (5))
(23.5)	Consent of Davis Polk & Wardwell LLP (included in the opinion filed as Exhibit (8.1))
(23.6)	Consent of Cravath, Swaine & Moore LLP (included in the opinion filed as Exhibit (8.2))
(24)	Power of Attorney of Registrant’s Board of Directors*
(99.1)	Proxy Card for The Pepsi Bottling Group, Inc. Special Meeting of Stockholders
(99.2)	Form of Election Form and Letter of Transmittal and Instructions for completing the Election Form and Letter of Transmittal*
(99.3)	Consent of Perella Weinberg Partners, LP
(99.4)	Consent of Morgan Stanley & Co. Incorporated
(99.5)	Consent of Centerview Partners LLC
(99.6)	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated
(99.7)	Commitment Letter among Bank of America, N.A., Banc of America Securities LLC, affiliates of Citigroup Global Markets Inc. and PepsiCo, Inc., dated August 3, 2009 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of PepsiCo, Inc. filed on August 4, 2009)
(99.8)	Stipulation and Agreement of Compromise, Settlement, and Release dated November 20, 2009*

(c)

Exhibit Number	Description
(99)(c)(1)	Opinion of Centerview Partners LLC*
(99)(c)(2)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated*
(99)(c)(3)	January 4, 2009 Presentation to PepsiCo, Inc.’s Board of Directors*
(99)(c)(4)	April 19, 2009 Presentation to PepsiCo, Inc.’s Board of Directors*
(99)(c)(5)	August 3, 2009 Presentation to PepsiCo, Inc.’s Board of Directors*
(99)(c)(6)	April 30, 2009 Discussion Materials of the Board of Directors of The Pepsi Bottling Group, Inc.*
(99)(c)(7)	August 3, 2009 Presentation to the Special Committee of the Board of Directors of The Pepsi Bottling Group, Inc.*
(99)(c)(8)	August 3, 2009 Discussion Materials of the Board of Directors of The Pepsi Bottling Group, Inc.*

*	Previously filed

ITEM 22. UNDERTAKINGS.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows:

(1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) that every prospectus (i) that is filed pursuant to the immediately preceding paragraph (1) or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide public offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes the information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

The undersigned registrant hereby undertakes

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent not more than a 20 percent change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered here, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Purchase, State of New York, on January 12, 2010.

PEPSICO, INC.

By:	/S/ INDRA K. NOOYI
	Name:	Indra K. Nooyi
	Title:	Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ INDRA K. NOOYI Indra K. Nooyi	Chairman of the Board and Chief Executive Officer	January 12, 2010

/S/ RICHARD GOODMAN Richard Goodman	Chief Financial Officer	January 12, 2010

/S/ PETER A. BRIDGMAN Peter A. Bridgman	Senior Vice President and Controller (Principal Accounting Officer)	January 12, 2010

* Shona L. Brown	Director	January 12, 2010

* Ian M. Cook	Director	January 12, 2010

* Dina Dublon	Director	January 12, 2010

* Victor J. Dzau	Director	January 12, 2010

* Ray L. Hunt	Director	January 12, 2010

* Alberto Ibargüen	Director	January 12, 2010

* Arthur C. Martinez	Director	January 12, 2010

* Sharon Percy Rockefeller	Director	January 12, 2010

* James J. Schiro	Director	January 12, 2010

* Lloyd G. Trotter	Director	January 12, 2010

* Daniel Vasella	Director	January 12, 2010

*By:	/S/ THOMAS H. TAMONEY, JR.
	Name:	Thomas H. Tamoney, Jr.
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

(2.1)	Agreement and Plan of Merger dated as of August 3, 2009 among The Pepsi Bottling Group, Inc., PepsiCo, Inc. and Pepsi-Cola Metropolitan Bottling Company, Inc. (included as Appendix A to the proxy statement/prospectus) (the schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K)

(2.2)	Waiver Letter from PepsiCo, Inc. dated as of November 16, 2009 (included as Appendix A-1 to the proxy statement/prospectus)

(3.1)	Amended and Restated Articles of Incorporation of PepsiCo, Inc., which are incorporated herein by reference to Exhibit 4.1 to PepsiCo, Inc.’s Registration Statement on Form S-8 (Registration No. 333-66632)

(3.2)	By Laws of PepsiCo, Inc., as amended on September 18, 2009, which are incorporated herein by reference to Exhibit 3.2 to PepsiCo, Inc.’s Current Report on Form 8-K dated September 18, 2009

(5)	Opinion of Womble Carlyle Sandridge & Rice, PLLC regarding legality

(8.1)	Opinion of Davis Polk & Wardwell LLP regarding tax matters

(8.2)	Opinion of Cravath, Swaine & Moore LLP regarding tax matters

(15)	Letter of KPMG LLP, independent registered public accounting firm of PepsiCo, Inc., regarding unaudited interim financial information

(21)	Subsidiaries of PepsiCo, Inc., which is incorporated by reference to Exhibit 21 to PepsiCo’s Annual Report on Form 10-K for the fiscal year ended December 27, 2008

(23.1)	Consent of KPMG LLP, independent registered public accounting firm of PepsiCo, Inc.

(23.2)	Consent of Deloitte & Touche LLP, independent registered public accounting firm of The Pepsi Bottling Group, Inc.

(23.3)	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Bottling Group, LLC

(23.4)	Consent of Womble Carlyle Sandridge & Rice, PLLC (included in the opinion filed as Exhibit (5))

(23.5)	Consent of Davis Polk & Wardwell LLP (included in the opinion filed as Exhibit (8.1))

(23.6)	Consent of Cravath, Swaine & Moore LLP (included in the opinion filed as Exhibit (8.2))

(24)	Power of Attorney of Registrant’s Board of Directors*

(99.1)	Proxy Card for The Pepsi Bottling Group, Inc. Special Meeting of Stockholders

(99.2)	Form of Election Form and Letter of Transmittal and Instructions for completing the Election Form and Letter of Transmittal*

(99.3)	Consent of Perella Weinberg Partners, LP

(99.4)	Consent of Morgan Stanley & Co. Incorporated

(99.5)	Consent of Centerview Partners LLC

(99.6)	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Ex-1

Exhibit Number	Description

(99.7)	Commitment Letter among Bank of America, N.A., Banc of America Securities LLC, affiliates of Citigroup Global Markets Inc. and PepsiCo, Inc., dated August 3, 2009 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of PepsiCo, Inc. filed on August 4, 2009)

(99.8)	Stipulation and Agreement of Compromise, Settlement, and Release dated November 20, 2009*

(99)(c)(1)	Opinion of Centerview Partners LLC*

(99)(c)(2)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated*

(99)(c)(3)	January 4, 2009 Presentation to PepsiCo, Inc.’s Board of Directors*

(99)(c)(4)	April 19, 2009 Presentation to PepsiCo, Inc.’s Board of Directors*

(99)(c)(5)	August 3, 2009 Presentation to PepsiCo, Inc.’s Board of Directors*

(99)(c)(6)	April 30, 2009 Discussion Materials of the Board of Directors of The Pepsi Bottling Group, Inc.*

(99)(c)(7)	August 3, 2009 Presentation to the Special Committee of the Board of Directors of The Pepsi Bottling Group, Inc.*

(99)(c)(8)	August 3, 2009 Discussion Materials of the Board of Directors of The Pepsi Bottling Group, Inc.*

* Previously filed

Ex-2